As filed with the Securities and Exchange Commission on January 26, 2010
Registration No. 333-161961
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEANERGY MARITIME HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
Tel: +30 210 9638461
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Georgios Koutsolioutsos, Chairman of the Board of Directors
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
Tel: +30 210 9638461
(Address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

A. Jeffry Robinson, Esq. Broad and Cassel 2 South Biscayne Blvd., 21st Floor Miami, Florida 33131 Office: (305) 373-9400 Fax: (305) 373-9443	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Office: 212-474-1000 Fax: 212-474-3700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JANUARY 26, 2010

Seanergy Maritime Holdings Corp.

Common Stock

$25,000,000

We are selling up to $25,000,000 of shares of common stock. We have granted the underwriters an option to purchase up to $3,750,000 of additional shares of common stock to cover over-allotments. Victor Restis, one of our significant shareholders or one of his affiliates, has committed to purchase directly from us at the public offering price $5,000,000 of shares of common stock concurrently with the closing of the sale of the $25,000,000 of shares of common stock offered in this prospectus. We refer to this transaction as the concurrent sale. The shares sold in the concurrent sale will not be subject to any underwriting discounts or commissions. In addition, we have agreed to issue to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, warrants to purchase an aggregate of 5% of the number of shares of our common stock offered and sold in this offering. Please read the section in this prospectus entitled “Underwriting” for more information.

Our common stock is currently quoted on the NASDAQ Global Market under the symbol “SHIP.” On January 25, 2010, the closing price of our common stock was $2.26 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses, from this offering to the public	$	$
Proceeds to us, before expenses, from the concurrent sale	$	$
Total proceeds to us, before expenses	$	$
(1) Excludes a corporate finance fee in the amount of 1.0% of the gross proceeds, or $      per share, payable to Maxim Group LLC and Rodman & Renshaw, LLC.

See “Underwriting” beginning on page 174 for more information.

The underwriters expect to deliver the shares to purchasers on or about          , 2010, through the book-entry facilities of the Depository Trust Company.

Maxim Group LLC	Rodman & Renshaw, LLC

Joint Book-Running Managers

The date of this prospectus is          , 2010

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

i

ENFORCEABILITY OF CIVIL LIABILITIES

Seanergy Maritime Holdings Corp. is a Marshall Islands company and our executive offices are located outside of the United States in Athens, Greece. All of our directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ii

Prospectus Summary

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

We use the term “deadweight tons,” or dwt, in describing the capacity of our dry bulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Dry bulk carriers are categorized as Handysize, Handymax/Supramax, Panamax and Capesize. The carrying capacity of a Handysize dry bulk carrier generally ranges from 10,000 to 30,000 dwt and that of a Handymax dry bulk carrier generally ranges from 30,000 to 60,000 dwt. Supramax is a sub-category of the Handymax category and typically has a cargo capacity of between 50,000 and 60,000 dwt. By comparison, the carrying capacity of a Panamax dry bulk carrier generally ranges from 60,000 to 100,000 dwt and the carrying capacity of a Capesize dry bulk carrier is generally 100,000 dwt and above.

References in this prospectus to “Seanergy,” “we,” “us” or “our company” refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp. References in this prospectus to “Seanergy Maritime” refer to our predecessor, Seanergy Maritime Corp. References in this prospectus to “BET” refer to Bulk Energy Transport (Holdings) Limited and its wholly owned subsidiaries. We acquired a 50% controlling interest in BET in August 2009 through our right to appoint a majority of the BET board of directors as provided in the shareholders’ agreement.

The Company

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries and Bulk Energy Transport (Holdings) Limited, or BET. Our existing fleet, including BET’s vessels, consists of one Handysize vessel, one Handymax vessel, two Supramax vessels, three Panamax vessels and four Capesize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

We acquired our initial fleet of six dry bulk carriers on August 28, 2008 from the Restis family, one of our major shareholders. Less than one year later, we expanded our fleet by acquiring a controlling interest in BET, a joint venture to own and operate five dry bulk vessels established between Constellation Bulk Energy Holdings, Inc., or Constellation, and Mineral Transport Holdings, Inc., a company controlled by members of the Restis family, one of our major shareholders. We entered into a shareholders’ agreement with Mineral Transport Holdings, Inc., or Mineral Transport, that allows us, among other things to appoint a majority of the members of the board of directors of BET. As a result, we control BET. BET’s fleet consists of four Capesize vessels and one Panamax vessel. See “Our Business — BET.”

In order to expand our fleet further, we have entered into a memorandum of agreement to purchase a 2009-built Capesize vessel from an unaffiliated third party for $89.5 million. The vessel is on an existing time charter party agreement, which commenced on October 1, 2009, and is for a term of 59 to 62 months, at a daily charter rate of $53,500 and which will continue on its terms following our purchase of the vessel. The purchase of this vessel is contingent upon the successful completion of this offering. We expect to acquire this additional vessel, which we will refer to in this prospectus as the “additional Capesize,” with the proceeds of this offering and the concurrent sale, from bank financing and our cash from operations.

Our acquisitions demonstrate both our ability to successfully grow through acquisition and our strategy to grow quickly and achieve critical mass. By acquiring dry bulk carriers of various sizes, we are also able to serve a variety of needs of a variety of charterers. Finally, by capitalizing on our relationship with the Restis family and its affiliates, which have a proven track record of more than 40 years in dry bulk shipping, we are able to take advantage of economies of scale and efficiencies resulting from the use of Restis affiliates for the technical and commercial management of our fleet. See “Our Business — Management of the Fleet.”

Our Fleet

We control and operate, through our vessel-owning subsidiaries and BET, 11 dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about our fleet and its current employment:

					Daily Time
			Year	Terms of Time	Charter
Vessel/Flag	Type	Dwt	Built	Charter Period	Hire Rate	Charterer

African Oryx/Bahamas	Handysize	24,110	1997	Expiring August 2011	$7,000 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.

African Zebra/Bahamas	Handymax	38,623	1985	Expiring August 2011	$7,500 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.
Bremen Max/Isle of Man	Panamax	73,503	1993	Expiring September 2010	$15,500	SAMC
Hamburg Max/Isle of Man	Panamax	72,338	1994	Expiring September 2010	$15,500	SAMC
Davakis G./Bahamas(1)	Supramax	54,051	2008	Expiring January 2011	$21,000	Sangamon Transportation Group (Louis Dreyfus)
Delos Ranger/Bahamas(1)	Supramax	54,051	2008	Expiring March 2011	$20,000	Bunge S.A.
BET Commander/Isle of Man(2)	Capesize	149,507	1991	Expiring December 2011	$24,000	SAMC
BET Fighter/Isle of Man(2)	Capesize	173,149	1992	Expiring September 2011	$25,000	SAMC
BET Prince/Isle of Man(2)	Capesize	163,554	1995	Expiring January 2012	$25,000	SAMC
BET Scouter/Isle of Man(2)	Capesize	171,175	1995	Expiring October 2011	$26,000	SAMC
BET Intruder/Isle of Man(2)	Panamax	69,235	1993	Expiring September 2011	$15,500	SAMC

Total		1,043,296

(1)	Sisterships.

(2)	Vessels owned by BET.

The additional Capesize, if acquired, will be employed under an existing time charter party agreement, which commenced on October 1, 2009, and is for a term of 59 to 62 months, at a daily charter rate of $53,500.

The global dry bulk carrier fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:

•	Capesize. Capesize vessels have a carrying capacity of 100,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of Capesize vessels has dwindled, Panamaxes have also been used to haul iron ore cargoes.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Management of our Fleet

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of seven employees. In the future, we intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels has been contracted out to Safbulk Pty Ltd., or Safbulk Pty, and the commercial brokerage of the BET fleet has been contracted to Safbulk Maritime S.A., or Safbulk Maritime. Safbulk Pty and Safbulk Maritime are sometimes collectively referred to throughout this prospectus as Safbulk. The management of our fleet and the BET fleet has been contracted out to Enterprises Shipping and Trading, S.A., or EST. All three of these entities are controlled by members of the Restis family.

Restis Background and Relationship

The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, with both operating and chartering interests. The family entered the dry bulk sector through its acquisition of South African Marine Corporation in 1999, and today Restis-controlled entities collectively represent one of the largest independent shipowning and management groups in the shipping industry. The Restis family additionally has strategic minority holdings in companies that operate more than 100 additional vessels.

The entities controlled by the Restis family presently do business with over 100 customers, the majority of which have been customers since inception.

The group’s main objective is to ensure responsible and ethical management of services and processes from the point of view of health, safety and environmental aspects. Towards this end it has increased its self regulation by adopting various models (EFQM, EBEN) standards (ISO 9001, ISO 14001, and OHSAS 18001) and codes (ISM Code).

EST has earned a market reputation for excellence in the provision of services that is evident from the many awards and certifications earned over the years including International Safety Management Certificate (1993), ISO 9001 Certification for Quality Management (1995), ISO 14001 Certification for Environmental Management System (2002), US Coast Guard AMVER Certification, EFQM “Committed to Excellence” (2004), “Recognized for Excellence” Certification (2005) and “Recognized for Excellence-4 stars” Certification (2006), OHSAS 18001:1999 for Health and Safety (2007) and EBEN (European Business Ethics Network silver (2008) and gold (2009) awards.

The Restis family companies and affiliated companies include:

•	South African Marine Corporation, S.A., or SAMC, one of our charterers — established in 1999 as the chartering arm of the Restis group of companies; presently charters-in 16 vessels from Restis-affiliated entities and charters these vessels out to third parties; it has never defaulted on its charter obligations to us;

•	Safbulk, our commercial broker — has been in business for over 10 years and provides brokerage services for all of the dry bulk vessels controlled by Restis entities;

•	EST, our technical manager — has been in business over 34 years and presently manages approximately 95 dry bulk and tanker vessels;

•	Waterfront, S.A., or Waterfront, the sublessor of our executive offices;

•	First Financial Corp., the holding company for the Restis family dry cargo operations; and

•	Golden Energy Marine Corp., a privately held transporter of dry bulk goods, crude oil, and petroleum products.

Under the terms of the BET loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital, and must be the beneficial owners of the 50% issued voting share capital of BET that we do not own.

Under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

As of January 26, 2010, without giving effect to this offering and the concurrent sale, the total beneficial ownership of our shares by the Restis family and its affiliates, including shares actually owned, shares issuable upon exercise of warrants exercisable within 60 days and shares governed by the voting agreement described elsewhere in the prospectus totaled 83.63%.

We believe we benefit from the extensive industry experience and established relationships of our vessel manager and broker, which are separate businesses controlled by members of the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well-known charterers.

Our Corporate History

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act, or the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., a Marshall Islands corporation, or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008.

Seanergy Maritime was incorporated in the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See “— Dissolution and Liquidation.”

Initial Public Offering of Seanergy Maritime

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The units sold in Seanergy Maritime’s initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of $227,071,000 in net proceeds, after deducting certain deferred offering costs that were held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.

Business Combination

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock, subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17,275. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 by and among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement, which we collectively refer to as the “MOAs,” between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin Egnatia Bank S.A. of Greece, or Marfin.

On August 28, 2008, we completed our business combination and took delivery, through our designated nominees (which are wholly owned subsidiaries) of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one 1997-built Handysize vessel. On that date, we took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, we took delivery, through our designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel. The purchase price paid does not include any amounts that would result from the earn-out of the 4,308,075 shares of our common stock.

Dissolution and Liquidation

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime (the “dissolution and liquidation,” which was originally filed with the SEC on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008). Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition, Seanergy Maritime was no longer needed and its elimination is expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime’s status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter’s unit purchase option of Seanergy Maritime concurrently become our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the Nasdaq Stock Market on January 28, 2009. For purposes of this prospectus all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

Purchase of Controlling Interest in BET

We recently expanded the size of our fleet through the acquisition of a 50% controlling interest in BET from Constellation Bulk Energy Holdings, Inc. BET’s other equity owner is Mineral Transport, which is an affiliate of members of the Restis family, one of our major shareholders. We entered into a shareholders’ agreement with Mineral Transport that allows us, among other things, to appoint a majority of the members of the board of directors of BET. BET’s fleet consists of four Capesize vessels and one Panamax vessel. See “Our Business — BET.”

Executive Offices

Our executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece and our telephone number is +30-210-963-8461.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and is comprised of approximately 7,191 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. It has, however, identified the following factors that distinguish us in the dry bulk shipping industry.

•	Extensive Industry Visibility. Our management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. We capitalize on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.

•	Established Customer Relationships. We believe that our directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. We believe that our directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.

•	Experienced and Dedicated Management Team. We believe that our management team, equipped with extensive shipping experience, has developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Management has continued to take actions over the course of the past year to allow us to operate profitably in 2009 after the net loss of $32 million we recorded for our initial period of operations through December 31, 2008. This net loss resulted primarily from a one-time non-cash charge in the 2008 period of $49.3 million for goodwill and vessel impairment losses related to the downturn in the worldwide economy and the resulting deteriorating vessel market values. The measures that our management team has taken, both to minimize the ongoing impact of the worldwide recession and to improve our results of operations, include the following:

•	We secured charter agreements for our initial fleet prior to the market decline in May 2008 with SAMC, which honored its contractual obligations, providing us with a secure cash flow throughout the terms of the charters. As a result, for the nine months ended September 30, 2009, we earned $70.7 million of net vessel revenue and net income of $33.3 million. Our cash reserves were $64 million as of September 30, 2009, which reflected the $36.4 million in cash from operations we generated during the period.

•	In August 2009, we completed the acquisition of a 50% ownership interest in BET. We acquired a 50% interest of net assets of $13.6 million for cash consideration of $1. As a result of this transaction, we almost doubled our fleet to 11 vessels and increased the dwt of our fleet by 229%, while also positioning us in the Capesize sector. The acquisition is immediately earnings accretive, improving our margins and cash flow, based on the charters currently in place for the vessels acquired as described above under “Our Fleet.”

•	We have also secured time charter agreements of various durations, with our longest time charter expiring on January 16, 2012. Time charters cover 95% of 2010 days and 51% of 2011 days.

•	We also received, during the same period, a waiver on the loan-to-value covenant from our lender.

•	In August 2009, we negotiated the conversion of a $28.25 million convertible promissory note due to an affiliate August 2010, plus all fees and interest due on such note, in exchange for 6,585,868 shares of our common stock. With this conversion, we reduced our debt, and the resulting debt service obligations, without depleting our cash reserves.

•	For the twelve months ended September 30, 2009, we achieved the EBITDA target agreed to in connection with our August 2008 acquisition of our initial fleet from the Restis family. Recently, the majority of our charters have been rechartered at prevailing market rates. For 2010, we expect our average daily operating expenses per vessel to be approximately $5,500, and we expect our average daily general and administrative expenses to be approximately $1,000. Our expectations regarding 2010 operating expenses and general and administrative statements are forward-looking statements. Our actual results could vary. See “Risk Factors” for information regarding factors, many of which are outside of our control, that could cause our actual expenses to differ from expectations.

•	Highly Efficient Operations and High Quality Fleet. We believe that our directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers enable us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members. We believe that our ability to maintain and increase our customer base depends largely on the quality and performance of our fleet. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in obtaining employment for our vessels. Our vessels were built and are maintained at reputable shipyards.

•	Balanced Chartering Strategies. All our vessels are under medium-term charters with terms of 11 to 13 and 22 to 26 months and provide for fixed payments in advance. We believe that these charters will provide us with high fleet utilization and stable revenues. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.

•	Broad Fleet Profile. We focus on the dry bulk sector including Capesize, Panamax, Handymax/Supramax and Handysize dry bulk carriers. Our broad fleet profile enables us to serve our customers in both major and minor bulk trades. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Our dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Our fleet includes sister ships. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that operating sister ships allows us to maintain lower operating costs and streamline its operations.

•	Fleet Growth Potential. We have entered into a memorandum of agreement to purchase a 2009-built Capesize vessel upon the successful completion of this offering. In addition, we intend to acquire additional dry bulk carriers or enter into new contracts through timely and selective acquisitions of vessels in a manner that we determine will be accretive to cash flow. We expect to fund the acquisition of the additional vessels primarily from the proceeds of this offering and any future acquisition of additional vessels using amounts borrowed under our credit facility, future borrowings under other agreements as well as with proceeds from the exercise of the Warrants, if any, or through other sources of debt and equity. However, there can be no assurance that we will be successful in obtaining future funding or that any or all of the warrants will be exercised.

The Offering

Common stock offered by us to the public	Up to $25,000,000 of shares of our common stock.

Underwriters’ over-allotment option	Up to $3,750,000 of shares of our common stock.

Concurrent sale	Victor Restis, one of our significant shareholders or one of his affiliates, has committed to purchase directly from us at the public offering price, $5,000,000 of shares of our common stock concurrently with the closing of the sale of the $25,000,000 of shares of common stock offered in this prospectus. We refer to this transaction as the concurrent sale.

Common stock outstanding after this offering and the concurrent sale(1)	shares.

Use of proceeds	We estimate that we will receive net proceeds of approximately $26,622,852 from this offering, including the net proceeds from the concurrent sale, after deducting underwriting discounts and commissions, the corporate finance fee and offering expenses, and assuming the underwriters’ over-allotment option is not exercised.

We intend to use the proceeds of this offering and the concurrent sale, in conjunction with cash from operations and financing to be obtained from our bank, to purchase a 2009-built Capesize vessel for $89.5 million pursuant to the terms of a memorandum of agreement entered into on December 16, 2009 with an unrelated third party. Our bank has provided us with a letter of intent for this loan. Such letter of intent is subject to the bank’s agreement on the specific terms of the loan facility to be provided. See “Use of Proceeds.”

NASDAQ Global Market symbols	Common stock — SHIP Warrants — SHIP.W

Risk factors	Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 12.

(1)	The number of shares of common stock outstanding after this offering is based on 33,255,170 shares of our common stock outstanding on January 26, 2010, which includes the earn-out shares and excludes the following:

A. 38,984,667 shares of common stock reserved for issuance upon the exercise of outstanding warrants, which warrants have an exercise price of $6.50 per share and expire on September 24, 2011;

B. 2,000,000 shares of common stock reserved for issuance upon the exercise of the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor, which unit purchase option expires September 24, 2012 as follows:

•	1,000,000 shares of common stock included in the 1,000,000 units issuable upon exercise of the option at an exercise price of $12.50 per unit;

•	1,000,000 shares of common stock issuable for $6.50 per share upon exercise of the warrants underlying the units issuable upon exercise of the option;

C. shares that may be issued pursuant to the underwriters’ over-allotment option; and

D. 5% of the aggregate number of shares sold in this offering, which will be reserved for issuance upon exercise of the warrants issued to the underwriters’ representatives to be issued as underwriters’ compensation.

Summary Historical Financial Information and Other Data

The following selected historical statement of operations and balance sheet data were derived from the audited financial statements and accompanying notes for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006 and the unaudited financial statements and accompanying notes for the three and nine months ended September 30, 2009 and 2008, included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus and the sections entitled, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy.” The historical data included below and elsewhere in this prospectus is not necessarily indicative of our future performance.

Since our vessel operations began upon the consummation of our business combination on August 28, 2008, we cannot provide a meaningful comparison of our results of operations for the year ended December 31, 2008 to December 31, 2007 or for the three and nine months ended September 30, 2009 and September 30, 2008. During the period from our inception to the date of our business combination, we were a development stage enterprise.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

							From
							Inception
							(August 15,
	Three Months Ended		Nine Months Ended		Years Ended		2006) to
	September 30,		September 30,		December 31,		December 31,
	2009	2008	2009	2008	2008	2007	2006

Statement of Operations Data:
Vessel revenue — related party, net	20,485	6,122	68,795	6,122	34,453	—	—
Vessel revenue, net	1,867	—	1,867	—	—	—	—
Direct voyage expenses	(42)	(143)	(480)	(143)	(151)	—	—
Vessel operating expense	(3,935)	(719)	(9,756)	(719)	(3,180)		—
Voyage expenses — related party	(222)	(77)	(841)	(77)	(440)	—	—
Management fees — related party	(462)	(82)	(1,078)	(82)	(388)	—	—
General and administration expenses	(1,014)	(208)	(3,083)	(805)	(1,840)	(445)	(5)
General and administration expenses — related party	(459)	(50)	(1,553)	(50)	(430)	—	—
Amortization of dry-docking cost	(387)	—	(397)	—	—	—	—
Depreciation	(5,286)	(1,488)	(20,716)	(1,488)	(9,929)	—	—
Gain from acquisition	6,813	—	6,813	—	—	—	—
Goodwill impairment loss	—	—	—	—	(44,795)	—	—
Vessels’ impairment loss	—	—	—	—	(4,530)	—	—
Interest income — money market fund	108	644	363	3,257	3,361	1,948	1
Interest and finance costs	(3,525)	(730)	(6,656)	(730)	(4,077)	(58)	—
Foreign currency exchange (losses), net	(25)	1	(80)	1	(39)	—	—

Net income (loss)	13,916	3,270	33,198	5,286	(31,985)	1,445	(4)

Net (loss) attributable to noncontrolling interest	(67)	—	(67)	—	—	—	—
Net income attributable to Seanergy Maritime	13,983	3,270	33,265	5,286	—	—	—

	September 30,	December 31,
	2009	2008	2007	2006

Balance Sheet Data:
Total current assets	70,986	29,814	235,213	376
Vessels, net	450,920	345,622	—	—
Total assets	547,140	378,202	235,213	632
Total current liabilities, including current portion of long-term debt	37,651	32,999	5,995	611
Long-term debt, net of current portion	274,489	213,638	—	—
Total equity	228,448	131,565	148,369	20

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels and are not included in financial statements prepared under United States generally accepted accounting principles, or US GAAP.

	Three Months Ended	Nine Months Ended
	September 30,	September 30,	Year Ended
	2009	2009	December 31, 2008

Fleet Data:
Average number of vessels(1)	8.7	6.9	5.5
Ownership days(2)	797	1,883	686
Available days(3)	739	1,654	686
Operating days(4)	735	1,646	678
Fleet utilization(5)	92.2%	87.4%	98.9%
Average Daily Results:
Vessel TCE rate(6)	30,052	42,127	49,362
Vessel operating expenses(7)	4,937	5,181	4,636
Management fees(8)	580	572	566
Total vessel operating expenses	5,517	5,753	5,202

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended September 30, 2009, we incurred 58 off-hire days for scheduled vessel dry-docking. During the nine months ended September 30, 2009, we incurred 229 off-hire days for scheduled vessel dry-docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent, or TCE, rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

	Three Months Ended	Nine Months Ended	Year Ended
	September 30, 2009	September 30, 2009	December 31, 2008
	(In thousands of U.S. dollars, except operating days)

Net revenues from vessels	22,352	70,662	34,453
Voyage expenses	(42)	(480)	(151)
Voyage expenses — related party	(222)	(841)	(440)
Net operating revenues	22,088	69,341	33,862
Operating days	735	1,646	686
Time charter equivalent rate	30,052	42,127	49,362

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended	Nine Months Ended	Year Ended
	September 30, 2009	September 30, 2009	December 31, 2008
	(In thousands of U.S. dollars, except ownership days)

Operating expenses	3,935	9,756	3,180
Ownership days	797	1,883	686
Daily vessel operating expenses	4,937	5,181	4,636

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus before making a decision to invest in our common stock. References in this prospectus to “Seanergy,” “we,” “us,” or “our company” refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp. References in this prospectus to “BET” refer to Bulk Energy Transport (Holdings) Limited and its wholly owned subsidiaries. We acquired a controlling interest in BET in August 2009 through our right to appoint a majority of the BET board of directors as provided in the shareholders agreement.

Risk Factors Relating to Seanergy

We are currently in compliance with the terms of our loan with Marfin only because we have received waivers and/or amendments to the Marfin loan agreement waiving our compliance with a certain covenant for certain periods of time. The waivers and/or amendments impose additional operating and financial restrictions on us and modify the application of the terms of our existing loan agreement. Any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.

Our loan agreement with Marfin requires that we maintain certain financial and other covenants. The current low dry bulk charter rates and dry bulk vessel values have affected our ability to comply with the loan-to-value covenant. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies. In exercising these remedies Marfin may require us to post additional collateral, enhance our equity and liquidity, continue to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with this loan covenant, or sell vessels in our fleet. Marfin could also accelerate our indebtedness and foreclose its liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, Marfin may require the payment of additional fees, require prepayment of a portion of our indebtedness to it, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2008, we would not have been in compliance with the loan covenant related to the value of our vessels compared to the amounts of our loans, had we not later obtained a certain retroactive waiver from Marfin. Although we did not obtain appraisals for our vessels in connection with evaluating our compliance with the loan-to-value covenant, as brokers were not providing such, we believe that as of December 31, 2008, the appraised value of our vessels would have been significantly below the amount necessary to satisfy the covenant. During the first quarter of 2009, we obtained a waiver from Marfin of our compliance with this covenant, which waiver was effective as of December 31, 2008. This waiver expired in July 2009, when the first of our original charters was replaced. On September 9, 2009 and on November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement with Marfin and obtained a waiver of this loan covenant through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period from LIBOR plus 1.75% to LIBOR plus 3.00% in respect of the term loans and LIBOR plus 3.50% in respect of the revolving advances, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of this waiver, we are not currently in default under our Marfin loan agreement. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy — Recent Developments.” If conditions in the dry bulk charter market remain depressed or worsen, we may need to request additional extensions of this waiver. There can be no assurance that Marfin will provide such extensions, and Marfin’s willingness to provide any such extensions may be limited by its financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our Marfin loan agreement and your investment in our shares could lose most or all of its value.

As a result of these waivers, Marfin imposed operating and financial restrictions on us. These restrictions limit our ability to pay dividends without Marfin’s prior consent. If we need to extend this covenant waiver, Marfin may impose additional restrictions. In addition to the above restrictions, Marfin may require the payment of additional fees, require prepayment of a portion of our indebtedness to it, accelerate the amortization schedule for our indebtedness, and increase the interest rates it charges us on our outstanding indebtedness. We might also be required to use a significant portion of the net proceeds from this offering to repay a portion of our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Our debt financing contains restrictive covenants that may limit our liquidity and corporate activities.

The Marfin loan agreement, the BET loan agreement, and any future loan agreements we or our subsidiaries may execute may impose, operating and financial restrictions on us or our subsidiaries. These restrictions may, subject to certain exceptions, limit our or our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens on our or our subsidiaries’ assets;

•	sell capital stock of our subsidiaries;

•	engage in any business other than the operation of the vessels;

•	pay dividends;

•	change or terminate the management of the vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell the vessels.

The restrictions included in the Marfin loan agreement include minimum financial standards we must comply with including:

•	The ratio of total liabilities to total assets;

•	The ratio of total net debt owed to LTM (last twelve months) EBITDA;

•	The ratio of LTM EBITDA to net interest expense;

•	The ratio of cash deposits held to total debt; and

•	A security margin, or the Security Margin Clause, whereby the aggregate market value of the vessels and the value of any additional security is required to be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver from Marfin has been received with respect to this clause.

The financial ratios are required to be tested by us on a quarterly basis on a last-twelve-months basis.

In addition to the minimum financial standards, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital. A violation of this covenant constitutes an event of default under our credit facility and would provide Marfin with various remedies.

Under the BET loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET’s business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries’ ability to engage in many of the activities listed above. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders and a portion of the debt may be required to be classified as current.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. Also, any further decline in vessel values may cause BET to fail to meet the market value covenants in its loan agreement and entitle the lenders to assert certain rights. Our current and any future lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain such lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay a part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute on event of default under the BET loan agreement.

If conditions in the dry bulk market remain depressed or worsen, BET may need to request additional extensions of the temporary reductions in the security requirement and minimum equity requirement described above. There can be no assurance that the lenders will provide such extensions, and any lender’s willingness to provide any such extensions may be limited by its financial condition, business strategy and outlook for the shipping industry at the time of any such request, all of which are outside of our control.

The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the end of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. During the year ended December 31, 2008, we recorded an impairment charge of $4,530,000 on our vessels. There can be no assurance as to how long charter rates and vessel values will remain at the current low levels or whether they will improve to any significant degree. Consequently we may have to record further impairments of our vessels.

The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of dry bulk vessels, including newbuildings;

•	demand for dry bulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, on a quarterly basis, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels’ expected earnings under their charters. If we determine that our vessels’ carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders’ equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale proceeds may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that require vessel values to equal or exceed a stated percentage of the amount of our loans. Such violations could result in our default under our loan agreements.

If we fail to manage our growth properly, we may not be able to manage our recently expanded fleet successfully, and we may not be able to expand our fleet further if we desire to do so, adversely affecting our overall financial position.

On August 12, 2009, we completed our acquisition of a 50% controlling ownership interest in BET, pursuant to which we acquired an additional five vessels. Concurrently with the closing of the acquisition, BET entered into a technical management agreement with EST and a commercial brokerage agreement with Safbulk at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker, respectively, of our current fleet.

We may continue to expand our fleet in the future if desirable opportunities arise. Our further growth will depend on:

•	locating and acquiring suitable vessels at competitive prices;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, integrating newly acquired operations into existing infrastructures, identifying new and profitable charter opportunities for vessels, and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in growing further and may incur significant expenses and losses.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

The ability and the willingness of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from their customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Given the downturn in world markets and the factors described above, it is possible that some of our charterers could declare bankruptcy or otherwise seek to evade their obligations to us under the charters, and as a consequence, default on their obligations to us. The costs and delays associated with the termination of a charter or the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

Marfin has extended to us a term loan of $165,000,000 and a revolving facility in an amount equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amount already drawn down under the term loan does not exceed 70% of the aggregate market value of our vessels. We have currently drawn down the full amount of the term loan and $54,845,000 of the revolving facility. The term loan is repayable by twenty-eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment.

The revolving facility is payable at maturity of the term loan.

BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2008 was $150,725,000. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan is repayable in semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due on maturity in the amount of $51,289,000 as these installment amounts were revised after the BET Performer sale. As of September 30, 2009, the outstanding loan facility was $123,100,000. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $44,062,262, respectively. Interest is due and payable quarterly based on interest periods selected by BET.

We are required to dedicate a substantial portion of our cash flow from operations to pay the principal and interest on the Marfin and BET debt. These payments limit funds otherwise available for capital expenditures and other purposes, including payment of dividends. We may incur debt in the near future in connection with any additional vessel acquisitions. If we are unable to service our respective debt, it could have a material adverse effect on our financial condition and results of operations.

Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan to value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion. For example, our existing term loan and revolving credit facility from Marfin are tied to the market value of the vessels whereby the aggregate market values of the vessels and the value of any additional security should be at least 135% of the aggregate of the debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135%, then a prepayment of the loans may be required or additional security may be requested. On September 9, 2009 and November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement with Marfin and received a waiver with respect to this clause through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. The BET supplemental agreement dated September 30, 2009 contains a similar covenant. If the market value of the BET vessels is less than 100% of the outstanding amount of the BET loan, the BET subsidiaries must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders. Hence, we may need to seek permission from our lenders in order to make further use of our Marfin revolving credit facility or avoid prepayment obligations under either the Marfin or BET loans, depending on the aggregate market value of our vessels. We cannot assure you that we will be able to obtain debt or other financing on reasonable terms, or at all.

Increases in interest rates could increase interest payable under our variable rate indebtedness.

We are subject to interest rate risk in connection with our Marfin and BET loans. Changes in interest rates could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. Fluctuations in interest rates could be exacerbated in future periods as a result of the current worldwide instability in the banking and credit markets. Although neither party currently has hedging arrangements for our variable rate indebtedness, we both expect to hedge interest rate exposure at the appropriate time. However, these arrangements may prove inadequate or ineffective.

In the highly competitive international dry bulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our fleet in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than ours. Competition for the transportation of dry bulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We may not be able to take advantage of favorable opportunities in the current spot market, if any, with respect to the majority of our vessels, all of which are employed on 11 to 13 and 22 to 26 months time charters.

All our vessels are employed under medium-term time charters, with expiration dates ranging from 11 to 13 months and 22 to 26 months from the time of delivery, expiring between September 2010 and January 2012. Although medium-term time charters provide relatively steady streams of revenue, vessels committed to medium-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.

When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.

We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the dry bulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if we are able to re-charter them at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team. We currently have two executive officers, our chief executive officer and our chief financial officer, and one general counsel and a support staff. Our success will depend upon our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

Purchasing and operating second hand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

We have inspected the second hand vessels that we acquired from the Restis sellers and in the acquisition of BET and considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs. If we acquire additional second hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

However, our inspection of second hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels, we will not receive the benefit of warranties on second hand vessels.

In general, the costs to maintain a dry bulk carrier in good operating condition increase with the age of the vessel. The average age of our fleet, including the BET vessels, is approximately 14 years, out of the expected useful life of 30 years. Older vessels, however, are typically less fuel-efficient and more costly to maintain than more recently constructed dry bulk carriers due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose our vessels, which may have a material adverse effect on our financial condition and results of operations.

We have procured hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our vessels. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

Risk Factors Relating to Conflicts of Interest

We are dependent on each of EST and Safbulk for the management and commercial brokerage of our fleet.

We subcontract the management and commercial brokerage of our fleet, including crewing, maintenance and repair, to each of EST and Safbulk, both affiliates of members of the Restis family. The loss of services of, or the failure to perform by, either of these entities could materially and adversely affect our results of operations. Although we may have rights against either of these entities if they default on their obligations to us, you will have no recourse directly against them. Further, we expect that we will need to seek approval from our lenders to change our manager.

EST and Safbulk are privately held companies and there is little or no publicly available information about them.

The ability of EST and Safbulk to continue providing services for our benefit will depend in part on their respective financial strength. Circumstances beyond our control could impair their financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless any of these entities began to default on their respective obligations. As a result, our shareholders might have little advance warning of problems affecting EST or Safbulk, even though these problems could have a material adverse effect on us.

We outsource, and expect to continue to outsource, the management and commercial brokerage of our fleet to companies that are affiliated with members of the Restis family, which may create conflicts of interest.

We outsource, and expect to continue to outsource, the management and commercial brokerage of our fleet to EST and Safbulk, companies that are affiliated with members of the Restis family. Companies affiliated with members of the Restis family own and may acquire vessels that compete with our fleet. Both EST and Safbulk have responsibilities and relationships to owners other than us which could create conflicts of interest between us, on the one hand, and EST or Safbulk, on the other hand. These conflicts may arise in connection with the chartering of the vessels in our fleet versus dry bulk carriers managed by other companies affiliated with members of the Restis family. There can be no assurance that they will resolve conflicts in our favor.

Because SAMC is the sole counterparty on the time charters for seven of our vessels, the failure of this counterparty to meet its obligations could cause us to suffer losses, thereby decreasing our revenues, operating results and cash flows.

Two of our six initial vessels and all five BET vessels are chartered to SAMC, a company affiliated with members of the Restis family. Therefore we are dependent on performance by our charterer. Our charters may terminate earlier than the dates indicated in this prospectus. Under our charter agreements, the events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of our charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels, the ability of the charterer to obtain letters of credit from its customers and various operating expenses. It is our understanding that SAMC operates some of the vessels on period charters and some of the vessels in the spot market. The spot market is highly competitive and spot rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. Therefore, SAMC may be exposed to the risk of fluctuating spot dry bulk charter rates, which may have an adverse impact on its financial performance and its obligations. The cost and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and our ability to pay dividends.

The Restis affiliate shareholders hold approximately 82.73% of our outstanding common stock and the founding shareholders of Seanergy Maritime hold approximately 9.94% of our outstanding common stock. This may limit your ability to influence our actions.

As of January 26, 2010, the Restis affiliate shareholders own approximately 82.73%, excluding shares issuable upon exercise of warrants first exercisable within 60 days of January 26, 2010, (or 66.85% after giving effect to the issuance of shares in the offering and the concurrent sale but assuming the underwriters do not exercise their overallotment option and assuming the shares in this offering are sold at $2.85 per share, the closing price of our common stock on January 7, 2010) of our outstanding common stock (including 70,000 shares of common stock owned by Argonaut SPC, a fund whose investment manager is an affiliate of members of the Restis family), or approximately 48.77% (or 44.81% after giving effect to the issuance of shares in the offering and the concurrent sale but assuming the underwriters do not exercise their overallotment option) of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants, including the warrants to be issued to the underwriters’ representatives in the offering. The founding shareholders of Seanergy Maritime own approximately 9.94% (or 7.55% after giving effect to the issuance of shares in the offering and the concurrent sale and assuming the shares in this offering are sold at $2.85 per share, the closing price of our common stock on January 7, 2010 but assuming the underwriters do not exercise their overallotment option) of our outstanding common stock, or 15.15% (or 13.28% after giving effect to the issuance of shares in the offering and the concurrent sale and assuming the shares in this offering are sold at $2.85 per share, the closing price of our common stock on January 7, 2010 but assuming the underwriters do not exercise their overallotment option) of our outstanding capital stock on a fully diluted basis, assuming exercise of all outstanding warrants including the warrants to be issued to the underwriters’ representatives in the offering. In addition, we have entered into the Voting Agreement with the Restis affiliate shareholders and the founding shareholders of Seanergy Maritime whereby the Restis affiliate shareholders and founding shareholders jointly nominate our board of directors. As a result of these arrangements, public shareholders are effectively precluded from nominating candidates for our board of directors. Collectively, the parties to the Voting Agreement own 92.66% (or 74.39% after giving effect to the issuance of shares in the offering and the concurrent sale and assuming the shares in this offering are sold at $2.85 per share, the closing price of our common stock on January 7, 2010 but assuming the underwriters do not exercise their overallotment option) of our outstanding common stock, or approximately 63.92% (or 58.08% after giving effect to the issuance of shares in the offering and the concurrent sale and assuming the shares in this offering are sold at $2.85 per share, the closing price of our common stock on January 7, 2010 but assuming the underwriters do not exercise their overallotment option) on a fully diluted basis, assuming exercise of all outstanding warrants including the warrants to be issued to the underwriters’ representatives in the offering. Our major shareholders have the power to exert considerable influence over our actions and matters which require shareholder approval, which limits your ability to influence our actions.

Furthermore, under the terms of the BET loan agreement, the Restis family or affiliated companies must be the ultimate beneficial owners of at least 50.1% of our issued voting share capital or, in certain circumstances, not less than 40% of our issued voting capital. Additionally, under the terms of the Marfin loan agreement, we must also ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

The majority of the members of our shipping committee and our nominees to the BET board of directors are appointees nominated by affiliates of members of the Restis family, which could create conflicts of interest detrimental to us.

Our board of directors has created a shipping committee, which has been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. The same people serve as our appointees to the BET board of directors. Affiliates of members of the Restis family have the right to appoint two of the three members of the shipping committee and as a result such affiliates will effectively control all decisions with respect to our shipping operations that do not involve a transaction with a Restis affiliate. Messrs. Dale Ploughman, Kostas Koutsoubelis and Elias Culucundis currently serve on our shipping committee and as our BET director appointees. Each of Messrs. Ploughman and Koutsoubelis also will continue to serve as officers and/or directors of other entities affiliated with members of the Restis family that operate in the dry bulk sector of the shipping industry. The dual responsibilities of members of the shipping committee in exercising their fiduciary duties to us and other entities in the shipping industry could create conflicts of interest. Although Messrs. Ploughman and Koutsoubelis intend to maintain as confidential all information they learn from one company and not disclose it to the other entities for whom they serve; in certain instances this could be impossible given their respective roles with various companies. There can be no assurance that Messrs. Ploughman and Koutsoubelis would resolve any conflicts of interest in a manner beneficial to us.

Industry Risk Factors Relating to Seanergy

Investment in a company in the dry bulk shipping industry involves a high degree of risk.

The abrupt and dramatic downturn in the dry bulk charter market, from which we have derived substantially all of our revenues, has severely affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,223 as of January 25, 2010. The decline in charter rates is due to various factors, including the decrease in available trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments. There is no certainty that the dry bulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

•	a decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	a sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and shipowners.

The dry bulk shipping industry is cyclical and volatile, and this may lead to reductions and volatility of charter rates, vessel values and results of operations.

The degree of charter hire rate volatility among different types of dry bulk carriers has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of the vessels that we own, to decline and we may not be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or meet our obligations. The factors affecting the supply and demand for dry bulk carriers are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in dry bulk shipping market conditions are also unpredictable.

Factors that influence demand for seaborne transportation of cargo include:

•	demand for and production of dry bulk products;

•	the distance cargo is to be moved by sea;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced and cargoes are used.

The factors that influence the supply of vessel capacity include:

•	the number of new vessel deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the price of steel;

•	the number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the world’s dry bulk carrier fleet and the sources and supply of cargo to be transported by sea. If the global vessel capacity increases in the dry bulk shipping market, but the demand for vessel capacity in this market does not increase or increases at a slower rate, the charter rates could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Future growth in dry bulk shipping will depend on a return to economic growth in the world economy that exceeds growth in vessel capacity. A further decline in charter rates would adversely affect our revenue stream and could have an adverse effect on our financial condition and results of operations.

Our vessels are engaged in global seaborne transportation of commodities, involving the loading or discharging of raw materials and semi-finished goods around the world. As a result, significant volatility in the world economy and negative changes in global economic conditions, may have an adverse effect on our business, financial position and results of operations, as well as future prospects. In particular, in recent years China has been one of the fastest growing economies in terms of gross domestic product. Given the current global conditions, the Chinese economy has experienced slowdown and stagnation and there is no assurance that continuous growth will be sustained or that the Chinese economy will not experience further contraction or stagnation in the future. Moreover, any further slowdown in the U.S. economy, the European Union or certain other Asian countries may continue to adversely affect world economic growth. Negative world economic conditions may result in global production cuts, changes in the supply and demand for the seaborne transportation of dry bulk goods, downward adjusted pricings for goods and freights and cancellation of transactions/orders placed.

Charter rates for dry bulk carriers have been at extremely low rates recently mainly due to the current global financial crisis, which is also affecting this industry. We anticipate that future demand for our vessels, and in turn future charter rates, will be dependent upon a return to economic growth in the world’s economy, particularly in China and India, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. The world’s dry bulk carrier fleet increased in 2009 as a result of scheduled deliveries of newly constructed vessels but it is expected to be leveled off by higher forecasts for scrapping of existing vessels as compared to 2008. However, this will vary depending on vessel size, as the oldest segment of the worldwide dry bulk fleet is the Handysize segment. A return to economic growth in the world economy that exceeds growth in vessel capacity will be necessary to sustain current charter rates. There can be no assurance that economic growth will not continue to decline or that vessel scrapping will occur at an even lower rate than forecasted.

Due to the current volatility in the dry bulk sector, which is primarily caused by, among other things, a decrease in letters of credit being provided, a significant drop in demand for goods being shipped, a reduction in volumes of goods and cancellation of orders, there is a possibility that one or more of our charterers could seek to renegotiate the time charter rates either currently or at the time the charter expires. A decline in charter rates would adversely affect our revenue stream and could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of dry bulk carrier capacity may lead to reductions in charter rates and our profitability.

Orders for dry bulk carriers, primarily Capesize and Panamax vessels, are high. Newly constructed vessels were delivered and are expected to continue in significant numbers starting through 2009. As of November 2009, the orderbook and deliveries schedule amounted to 61.6% of the current global dry bulk fleet. However, we have noticed order cancellations by both shipowners and yards. An oversupply of dry bulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all. In turn, this may result in the need to take impairment charges on one or more of our vessels.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.

The economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

A significant number of the port calls made by our vessels may involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our future business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. In particular, during the past year, the demand for dry bulk goods from emerging markets, such as China and India, has significantly declined as growth projections for these nations’ economies have been adjusted downwards. Moreover, the slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our ability to re-charter our ships at favorable rates will likely be materially and adversely affected by an ongoing economic downturn in any of these countries.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

Our vessels may suffer damage and we may face unexpected dry-docking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial, and may be higher than expected as a result of circumstances beyond our control, such as delays experienced at the repair yard, including those due to strikes. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned may not be covered by insurance in full and thus these losses, as well as the actual cost of these repairs, would decrease our earnings.

Turbulence in the financial services markets and the tightening of credit may affect the ability of purchasers of dry bulk cargo to obtain letters of credit to purchase dry bulk goods, resulting in declines in the demand for vessels.

Turbulence in the financial markets has led many lenders to reduce, and in some cases cease to provide, credit, including letters of credit to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo without a letter of credit. Reductions in cargo result in less business for charterers and declines in the demand for vessels. Any material decrease in the demand for vessels may decrease charter rates and make it more difficult for Seanergy to charter its vessels in the future at competitive rates. Reduced charter rates would reduce Seanergy’s revenues.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We may become dependent on spot charters in the volatile shipping markets which may have an adverse impact on stable cash flows and revenues.

We may employ one or more of our vessels on spot charters, including when time charters on one or more of our vessels expires. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at predetermined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders could be impaired.

Our operations are subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues of dry bulk carrier operators in general have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, been stronger in fiscal quarters ended December 31 and March 31. This seasonality may materially affect our operating results.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

The operation of our vessels is also affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code or other applicable environmental requirements may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels may require a reduction in cargo capacity, ship modifications or operational changes or restrictions, may affect the resale value or useful lives of our vessels, and may result in a denial of access to, or detention in, certain ports or jurisdictional waters. Each of our vessels is ISM code-certified but we cannot assure that such certificate will be maintained indefinitely. In addition, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future, including more stringent restrictions on air emissions from our vessels, and could require us to incur significant capital expenditures to keep our vessels in compliance, or even to scrap or sell certain vessels altogether.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages liability and personal injury or property damage claims, in the event that there is a release of bunker fuel or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. We maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic incident exceeded our insurance coverage, it could have a material adverse effect on our financial condition and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Terrorism and other events outside our control may negatively affect our operations and financial condition.

Because we operate our vessels worldwide, terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks and armed conflicts may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our financial condition.

The operation of dry bulk carriers has particular operational risks which could affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk carriers, has certain particular risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could result in loss of life, vessel and/or cargo and negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If any of our vessels fails to maintain its class certification and/or fails any annual survey, intermediate survey, or special survey, or if any scheduled dry-docks take longer or are more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International

Convention for the Safety of Life at Sea, or SOLAS. Our vessels are classed with one or more classification societies that are members of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessels. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation, as occurred with the dry-docking of the African Zebra, which entered its scheduled dry-dock on February 24, 2009 and was returned to service on July 20, 2009 as a result of delays at the repair yard. The cost of our dry-docks in 2009 totaled approximately $4,300,000. The African Oryx is scheduled to be dry-docked in January 2011 at an estimated cost of $900,000.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

Our vessel-owning subsidiaries employ a large number of seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest our vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

Risk Factors Relating to this Offering

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Our common stock could be delisted from the NASDAQ Global Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on the NASDAQ Global Market. Our ability to retain our listing is contingent upon compliance with NASDAQ listing requirements. The listing standards of the NASDAQ Global Market provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days. We are currently in compliance with the NASDAQ listing rules and our common stock is currently trading above the minimum bid price, however, if the bid price for our stock were to drop below $1.00, our common stock listing may be moved to the NASDAQ Capital Market, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to the NASDAQ Capital Market could adversely affect the liquidity of our common stock and the delisting of our common stock would significantly affect the ability of investors to trade our securities and could significantly negatively affect the value of our common stock. In addition, the delisting of our common stock could further depress our stock price and materially adversely affect our ability to raise further capital on terms acceptable to us, or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

Investors may experience significant dilution as a result of possible future offerings.

If we sell all of the $25,000,000 ($28,750,000 if the underwriters exercise their over-allotment option in full) of shares of common stock being offered hereby and in the concurrent sale, we will have 43,781,486 shares of common stock outstanding assuming the shares in this offering are sold at $2.85 per share, which was the closing price of our stock on January 7, 2010, (45,097,275 shares if the underwriter exercise their over-allotment option in full), which represents in the aggregate an increase of 31.65% (35.61% if the underwriters exercise their over-allotment option in full) in our issued and outstanding shares of common stock. We may sell additional shares of common stock following the conclusion of this offering in order to fully implement our business plans. Such sales could be made at prices below the price at which we sell the shares offered by this prospectus, in which case, investors who purchase shares in this offering could experience some dilution of their investment, which could be significant.

Our board of directors has suspended the payment of cash dividends as a result of certain restrictions in waivers we received from Marfin relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning on February 4, 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waiver we have received from Marfin relating to our loan covenant restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy — Recent Developments.” Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, Marfin would provide any required consent.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

We are incorporated under the laws of the Republic of the Marshall Islands and our directors and officers are non-U.S. residents. Although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us or our directors or management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against us or our directors or management.

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are, and will be, located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers, are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us, or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on

U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, or our affiliates for a cause of action arising under Marshall Islands laws, it may impracticable for you to do so given the geographic location of the Marshall Islands. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Anti-takeover provisions in our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of a Voting Agreement, could make it difficult for shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and by-laws, as well as the terms and conditions of the Voting Agreement could make it difficult for shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms;

•	permit the removal of any director from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director;

•	allow vacancies on the board of directors to be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy;

•	require that our board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused such vacancies; and

•	prevent our board of directors from dissolving the shipping committee or altering the duties or composition of the shipping committee without an affirmative vote of not less than 80% of the board of directors.

These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

We generally will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) produce, or are held for the production of, passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we were a PFIC for any taxable year during which a U.S. Holder (as such term is defined in the section entitled “Taxation — U.S. Federal Income Taxation — General”) held our common stock, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the current and expected composition of our and our subsidiaries’ assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company

Rules.” We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as our subsidiaries and us, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

For the 2008 tax year, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries. We expect that our ship-owning subsidiaries will again claim the benefits of Section 883 for the 2009 tax year. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and “qualified shareholders” as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements and will also require these shareholders’ compliance with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary’s or other person’s similar compliance in the chain of ownership between us and such shareholders.

On August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET, as further described in the section “Our Business — BET,” which owns a fleet of five vessels. Qualification of the BET fleet for U.S. tax exemption for the 2008 and 2009 tax years has not yet been achieved and depends on approval from the IRS for BET to make an election with the IRS to be treated as a disregarded entity for those tax years. If the IRS does not approve of this election, then the vessels in the BET fleet will be subject to US taxation on their US source income for the 2008 and 2009 tax years. We have entered into an agreement with the parent company of the former 50% owner of BET to indemnify us for any adverse tax consequences to us should the IRS decide not to approve of the election. Further, if the IRS does not approve of this election, we will not qualify under Section 883 of the Code for a US tax exemption on any US source income we receive from the BET vessels for the 2010 tax year onward unless the other 50% owner of the BET vessels also qualifies for a US tax exemption under Section 883.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of the vessel owning subsidiaries of the BET fleet, that of any of our other subsidiaries, or us. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the U.S. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

We, as a non-U.S. company, have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.

We are a Marshall Islands company, and our corporate affairs are governed by our amended and restated articles of incorporation, the BCA and the common law of the Republic of the Marshall Islands. We provide reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Some of the differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S. domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. However, in August 2008, the SEC adopted changes in the content and timing of disclosure requirements for foreign private issuers, including requiring foreign private issuers to file their annual report on Form 20-F no later than four months after the end of each fiscal year, after a three-year transition period. Additionally, other new disclosure requirements that will be added to Form 20-F include disclosure of disagreements with or changes in certifying accountants, and significant differences in corporate governance practices as compared to United States issuers. In addition, foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer is required to submit copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing the content of proxy statements and annual reports to shareholders. Although the Nasdaq Stock Market does require that a listed company prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents will not be required to comply with the detailed content requirements of the SEC’s proxy regulations. Officers, directors and 10% or more shareholders of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act. Foreign private issuers are also not required to comply with the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we are exempt from, and you may not be provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	certain issuances of 20% or more of our common stock must be subject to shareholder approval.

As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

We are a holding company and will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, all of which are, or upon their formation will be, wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.

We only own 50% of BET, although we consolidate its results; in certain circumstances we could be required to sell our interest in BET or acquire the interest that we do not currently own.

As described in note 1 to our unaudited financial statements for the nine months ended September 30, 2009 and 2008, since the date of our acquisition of a controlling interest in BET, we consolidate its results with ours. However, our equity interest is only 50%, and the other shareholder of BET is entitled to 50% of BET’s assets, earnings and any dividends paid by BET. Beginning in August 2010, the shareholders agreement between us and BET’s other shareholder, Mineral Transport, permits us or Mineral Transport to require the other shareholder to sell all of its BET shares or buy all of the shares of the offering party at a price set by the offering party. As a result of these provisions, we could be forced to sell our shares of BET at a price determined by Mineral Transport if we were unwilling or unable to purchase Mineral Transport’s shares at that price. We cannot assure you that we would have adequate funds to acquire Mineral Transport’s shares at the time any such offer were made.

You may experience dilution as a result of the exercise of our warrants.

We have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share. In addition, we have assumed Seanergy Maritime’s obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. Lastly, we have agreed to issue to Maxim Group LLC and Rodman & Renshaw, LLC, the joint book-running managers and representatives of the underwriters, warrants to purchase an aggregate of 5% of the number of shares of our common stock offered and sold in this offering. As a result, you may experience dilution if our outstanding warrants, the underwriter’s unit purchase option or the warrants underlying the underwriter’s unit purchase option are exercised.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	global and regional economic and political conditions;

•	our ability to leverage Safbulk’s and EST’s relationships and reputation in the dry bulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PRICE HISTORY OF OUR COMMON STOCK, WARRANTS AND UNITS

The table below sets forth, for the calendar periods indicated, the high and low sales prices on the American Stock Exchange or the Nasdaq Stock Market for our common stock, warrants and units, as applicable:

	Common Stock		Warrants		Units*
	High	Low	High	Low	High	Low

Annual highs and lows
2007	$9.67	$9.26	$1.66	$1.13	$10.94	$9.83
2008	$10.00	$3.15	$2.62	$0.11	$11.90	$6.50
2009**	$5.35	$2.93	$0.28	$0.06	N/A	N/A
Quarterly highs and lows
2008
Quarter ended 03/31/2008	$9.48	$9.01	$1.35	$0.37	$10.61	$9.45
Quarter ended 06/30/2008	$10.00	$9.15	$2.62	$0.42	$12.31	$9.47
Quarter ended 09/30/02008	$10.00	$7.21	$2.50	$0.75	$11.90	$8.70
Quarter ended 12/31/2008	$8.55	$3.15	$0.92	$0.11	$9.10	$6.50
2009
Quarter ended 3/31/2009**	$5.35	$3.68	$0.22	$0.06	N/A	N/A
Quarter ended 6/30/2009**	$4.50	$3.25	$0.28	$0.08	N/A	N/A
Quarter ended 9/30/2009**	$4.94	$3.56	$0.28	$0.18	N/A	N/A
Quarter ended 12/31/2009**	$4.50	$2.93	$0.24	$0.18	N/A	N/A
2010
Quarter end 3/31/2010***	$2.99	$2.25	$0.22	$0.13	N/A	N/A
Monthly highs and lows
2009
July 2009**	$4.39	$3.56	$0.28	$0.25	N/A	N/A
August 2009**	$4.94	$3.98	$0.24	$0.20	N/A	N/A
September 2009**	$4.80	$4.01	$0.28	$0.18	N/A	N/A
October 2009**	$4.50	$3.69	$0.22	$0.18	N/A	N/A
November 2009**	$4.09	$3.30	$0.24	$0.18	N/A	N/A
December 2009**	$4.35	$2.93	$0.23	$0.18	N/A	N/A
January 2010***	$2.99	$2.25	$0.22	$0.13	N/A	N/A

*	Seanergy Maritime’s common stock, warrants and units were previously listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime’s common stock and warrants commenced trading on the Nasdaq Stock Market. Seanergy Maritime’s units were separated prior to being listed on the Nasdaq Stock Market and, therefore, were not listed on the Nasdaq Stock Market. Seanergy Maritime’s units stopped trading on the American Stock Exchange on October 14, 2008 and were not listed on the Nasdaq Stock Market.

**	Following the dissolution of Seanergy Maritime, our common stock started trading on the Nasdaq Stock Market on January 28, 2009.

***	Period ended January 22, 2010.

Dividend Policy

Prior to the consummation of our business combination, we paid quarterly dividends equal to each shareholder’s pro rata share of the interest income earned on the Seanergy Maritime Trust Account. Following the business combination, in light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning in February 4, 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waiver we have received from Marfin relating to our loan covenant restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy — Recent Developments.” Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, Marfin would provide any required consent.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $26,622,852 from this offering (including the net proceeds from the concurrent sale), assuming that the underwriters’ over-allotment option is not exercised and after deducting underwriting discounts and commissions, the corporate finance fee and offering expenses.

We intend to use the net proceeds of this offering and the concurrent sale, in conjunction with cash from operations and financing to be obtained from our bank, to purchase a 2009-built Capesize vessel for $89.5 million pursuant to the terms of a memorandum of agreement entered into on December 16, 2009 with an unrelated third party. Our bank has provided us with a letter of intent for this loan. Such letter of intent is subject to the bank’s agreement to the specific terms of the loan facility to be provided.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on a historical basis without any adjustment to reflect subsequent events;

•	an as adjusted basis for the sale of up to $25,000,000 of shares to the public and $5,000,000 in the concurrent sale net of underwriters’ discounts and commissions, the corporate finance fee, offering expenses, and after receipt and application of net proceeds.

Other than as set forth in the “As Adjusted” column, there have been no material changes in our capitalization since September 30, 2009.

		As
	Historical	Adjusted
	(In thousands)

Debt:
Long-term revolving credit financing (secured)	$54,845	$54,845
Long-term term facility financing (secured), including current portion of $33,206	252,850	252,850

Total debt	$307,695	$307,695

Shareholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at September 30, 2009 and December 31, 2008, respectively; 28,947,095 and 22,361,227 shares, issued and outstanding as at September 30, 2009 and December 31, 2008, respectively	$3	4
Additional paid-in capital	213,232	239,854
Accumulated deficit	(1,533)	(1,533)
Noncontrolling interest	16,746	16,746

Total equity	$228,448	$255,071

Total capitalization	$536,143	$562,766

A $1.00 increase or decrease in the offering price per share would increase or decrease, as applicable, common stock, additional paid-in capital, total equity and total capitalization by $12.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions, the corporate finance fee, and estimated offering costs payable by us.

DILUTION

The following table summarizes, on a pro forma basis, as adjusted to give effect as of September 30, 2009, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by the investors in this offering based upon an assumed offering price of $2.85 per share, which was the closing price of our common stock on January 7, 2010.

	Pro Forma Shares				Average
	Outstanding		Total Consideration		Price per
	Number	Percentage	Amount	Percentage	Share

Existing shareholders	28,947,095	68.88%	$213,235,000	89.51%	$7.37
Shareholders of shares issued upon achievement of EBITDA target	4,308,075	10.25%	$0	0.00%	$0.00
New investors	8,771,930	20.87%	$25,000,000	10.49%	$2.85

Total	42,027,100	100.00%	$238,235,000	100.00%	$5.67

The information in the table above is illustrative only, and following the completion of this offering, will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma percentage of shares of our common stock held by existing shareholders will decrease to approximately 66.79% of the total number of pro forma shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to 10,087,719, or approximately 23.27% of the total number of shares of our common stock outstanding after this offering.

The information in the table above excludes (as of January 26, 2010):

A. 38,984,667 shares of common stock reserved for issuance upon the exercise of outstanding warrants.

B. 2,000,000 shares of common stock reserved for issuance upon the exercise of the unit purchase option sold to the lead underwriter in the initial public offering of our predecessor, which unit purchase option expires September 24, 2012, as follows:

•	1,000,000 shares of common stock included in the units issuable upon exercise of the option at an exercise price of $12.50 per unit;

•	1,000,000 shares of common stock issuable for $6.50 per share upon exercise of the warrants underlying the units issuable upon exercise of the option;

C. shares that may be issued pursuant to the underwriters’ over-allotment option;

D. 5% of the aggregate number of shares sold in this offering, which will be reserved for issuance upon exercise of warrants issued to the underwriters’ representatives to be issued as underwriters’ compensation; and

E. shares sold in the concurrent sale.

SELECTED FINANCIAL DATA

The following selected historical statement of operations and balance sheet data were derived from the audited financial statements and accompanying notes for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006 and the unaudited financial statements and accompanying notes for the three and nine months ended September 30, 2009 and 2008, included elsewhere in this prospectus. The information is only a summary and should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus and the sections entitled, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations For Seanergy Maritime and Seanergy.” The historical data included below and elsewhere in this prospectus is not necessarily indicative of our future performance.

Since our vessel operations began upon the consummation of our business combination we cannot provide a meaningful comparison of our results of operations for the three and nine months ended September 30, 2009 and September 30, 2008 or for the year ended December 31, 2008 to December 31, 2007. During the period from our inception to the date of our business combination, we were a development stage enterprise.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, fleet data and average daily results.

							From
							Inception
	Three Months		Nine Months				(August 15,
	Ended		Ended		Years Ended		2006) to
	September 30,		September 30,		December 31,		December 31,
	2009	2008	2009	2008	2008	2007	2006

Statement of Operations Data:
Vessel revenue — related party, net	20,485	6,122	68,795	6,122	34,453	—	—
Vessel revenue, net	1,867	—	1,867	—	—	—	—
Direct voyage expenses	(42)	(143)	(480)	(143)	(151)	—	—
Vessel operating expense	(3,935)	(719)	(9,756)	(719)	(3,180)		—
Voyage expenses — related party	(222)	(77)	(841)	(77)	(440)		—
Management fees — related party	(462)	(82)	(1,078)	(82)	(388)		—
General and administration expenses	(1,014)	(208)	(3,083)	(805)	(1,840)	(445)	(5)
General and administration expenses — related party	(459)	(50)	(1,553)	(50)	(430)	—	—
Amortization of dry-docking costs	(387)	—	(397)	—	—	—	—
Depreciation	(5,286)	(1,488)	(20,716)	(1,488)	(9,929)	—	—
Gain from acquisition	6,813	—	6,813	—	—	—	—
Goodwill impairment loss	—	—	—	—	(44,795)	—	—
Vessels’ impairment loss	—	—	—	—	(4,530)
Interest income — money market fund	108	644	363	3,257	3,361	1,948	1
Interest and finance costs	(3,525)	(730)	(6,656)	(730)	(4,077)	(58)	—
Foreign currency exchange (losses), net	(25)	1	(80)	1	(39)	—	—

Net income (loss)	13,916	3,270	33,198	5,286	(31,985)	1,445	(4)

Net (loss) attributable to noncontrolling interest	(67)	—	(67)	—
Net income attributable to Seanergy Maritime	13,983	3,270	33,265	5,286

Basic income (loss) per share	0.57	0.12	1.44	0.19	(1.21)	0.12	(0.00)

Diluted income (loss) per share	0.46	0.10	1.13	0.16	(1.21)	0.10	(0.00)

Basic weighted average number of shares	24,580,378	26,314,831	23,109,073	27,829,907	26,452,291	11,754,095	7,264,893

Diluted weighted average number of shares	30,386,931	32,882,906	29,420,518	34,397,982	26,452,291	15,036,283	7,264,893

Dividends per share	—	—	—	—	$0.1842	—	—

	September 30,	December 31,
	2009	2008	2007	2006

Balance Sheet Data:
Total current assets	70,986	29,814	235,213	376
Vessels, net	450,920	345,622	—	—
Total assets	547,140	378,202	235,213	632
Total current liabilities, including current portion of long-term debt	37,651	32,999	5,995	611
Long-term debt, net of current portion	274,489	213,638	—	—
Total equity	228,448	131,565	148,369	20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR SEANERGY MARITIME AND SEANERGY

You should read the following discussion and analysis of our consolidated financial condition and results of operations together with our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. Seanergy’s consolidated financial statements have been prepared in conformity with US GAAP. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

The historical consolidated financial results of Seanergy described below are presented in United States dollars.

Overview

We are an international provider of dry bulk marine transportation services that was incorporated in the Marshall Islands on January 4, 2008. We were initially formed as a wholly owned subsidiary of Seanergy Maritime Corp., or Seanergy Maritime, which was incorporated in the Marshall Islands on August 15, 2006, as a blank check company created to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime began operations on August 28, 2008 after the closing of our business combination.

The business combination was accounted for under the purchase method of accounting and accordingly the assets (vessels) acquired have been recorded at their fair values. No liabilities were assumed nor were other tangible assets acquired. The results of the vessel operations are included in our consolidated statement of operations from August 28, 2008.

The aggregate acquisition cost, including direct acquisition costs, amounted to $404,876,000. The fair value of our tangible assets acquired as of August 28, 2008 amounted to $360,081,000. The premium (non tax deductible goodwill) over the fair value of our vessels acquired amounting to $44,795,000 arose resulting from the decline in the market value of the vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business combination date (August 28, 2008). There were no other identifiable assets or liabilities.

We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. A charge of $44,795,000 was recognized in 2008, as a result of the impairment tests performed on goodwill at December 31, 2008.

On January 27, 2009, our parent company was liquidated and dissolved and we became its successor. We distributed to each holder of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by the holder and all outstanding warrants of Seanergy Maritime concurrently become our obligation.

Since our vessel operations began upon the consummation of our business combination in August 2008, we cannot provide a meaningful comparison of our results of operations for the year ended December 31, 2008 to December 31, 2007. During the period from our inception to the date of our business combination we were a development stage enterprise.

As of September 30, 2009, we controlled and operated a total fleet of 11 dry bulk carriers vessel, consisting of three Panamax vessels, one Handymax vessel, one Handysize vessel, two Supramax vessels and four Capesize vessels. These ships have a combined carrying capacity of 1,043,296 dwt and an average age of approximately 14 years, out of an expected useful life of 30 years.

We generate revenues by charging customers for the transportation of dry bulk cargo using our vessels. All of our vessels are currently employed under time charters. Seven of our charters are with SAMC, a company affiliated with members of the Restis family. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, but the vessel owner pays the vessel operating expenses.

Recent Developments

Vessel employment and charter rates:

The Baltic Dry Index, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering dry bulk carriers, fell 94.4% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,170 as of January 22, 2010. The Baltic Handymax Index fell 92.1% from a peak of 3,407 in May 2008 to a low of 268 in December 2008. It has since risen to 2,462 as of January 22, 2010. The Baltic Capesize Index fell 95% from a peak of 19,687 in June 2008 to a low of 830 in December 2008. It has since risen to 4,095 as of January 22, 2010. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. While we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered to us earlier in the year are expected to receive lower charter rates.

A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.

Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC is $15,500 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.

Pursuant to charter party agreements dated July 14, 2009, each of the African Oryx and the African Zebra were chartered to MUR Shipping B.V. for a period of 22 to 25 months at charter rates equal to $7,000 per day and $7,500 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax. The charters commenced on July 17, 2009 and July 20, 2009 for the African Oryx and the African Zebra, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker.

The Davakis G was chartered to Sangamon Transportation Group for a period of 11 to 13 months commencing on November 28, 2009 at a daily charter rate of $21,000 and the Delos Ranger was chartered to Bunge S.A. for a period of 11 to 13 months commencing on January 16, 2010 at a daily charter rate of $20,000. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker. In addition, all charter rates are inclusive of a commission of 3.75% payable to the charterers and a commission of 1.25% payable to the charterers’ commercial brokers.

Pursuant to charter party agreements dated as of July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of

$24,000, $25,000, $25,000, $26,000, and $15,500, respectively. The charters commenced on October 30, 2009, November 16, 2009, July 7, 2009, August 20, 2009 and July 21, 2009, respectively.

All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rates it receives are better than the period rates it is paying BET.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on similar terms. In the future, we may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our net revenue will decrease.

Despite the recent economic crisis, we are currently able to meet our working capital needs and debt obligations. The current decline in charter rates should not affect our revenue as we have charters locked in for 11 to 13 and 22 to 26 months periods including charters of the BET vessels (expiring between September 2010 and January 2012). We have contractually secured time charter agreements with our longest time charter expiring January 16, 2012. Time charters cover 95% of 2010 days and 51% of 2011 days. For the calculation of contract coverage, we are using the latest expiration date of our vessels’ time charters as presented in the ‘‘Our Fleet’’ table on page 2. For 2010, we expect our average daily operating expenses per vessel to be approximately $5,500, and we expect our average daily general and administrative expenses to be approximately $1,000. Our expectations regarding 2010 operating expenses and general and administrative statements are forward-looking statements. Our actual results could vary. See “Risk Factors” for information regarding factors, many of which are outside of our control, that could cause our actual expenses to differ from expectations. We will have to make use of our cash flows not committed to the repayment of the term loan, revolving facility and BET loan to meet our financial obligations and put our expansion plans on hold unless new capital is raised from the capital markets, including this offering, or the warrants are exercised in which case we will use capital generated from the capital markets and the warrants for expansion purposes. We make no assurances that funds will be raised through the capital markets or that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is currently not likely considering current market prices.

BET acquisition:

On August 12, 2009, we closed on the acquisition of a 50% interest in BET from Constellation Bulk Energy Holdings, Inc., which we refer to as the “BET acquisition.” We control BET through our right to appoint a majority of the BET board of directors. The purchase price was $1.00. The stock purchase was accounted for under the purchase method of accounting and accordingly the assets (vessels) owned by BET have been recorded at their fair values. In addition to the vessels, the other assets acquired include $37.75 million in cash and $3.57 million in current receivables. The consolidated financial statements for BET for 2006, 2007 and 2008 appear elsewhere in this prospectus. The fair value of the vessels as of the closing of the acquisition was $126 million and BET owed $143.099 million under its credit facility as of such date. The results of operations of BET are included in our consolidated statement of operations commencing on August 12, 2009. The financial impact of BET on our results of operations is reflected in the pro forma financial information included in this prospectus. See “Seanergy and BET Unaudited Pro Forma Financial Statements.” The tax considerations related to the BET acquisition are reflected in the “Taxation” section in this prospectus. Our acquisition of an interest in BET was approved by BET’s lenders.

Amendment and conversion of Note:

On August 19, 2009, we amended the Note in the principal amount of $28,250,000 issued to certain Restis affiliate shareholders as nominees for the sellers of the vessels we acquired in our business combination in August 2008. The Note was amended to reduce the conversion price of such note to $4.45598 per share, which is equal to the average closing price of our common stock for the five-day period commencing on the date of the amendment. As a condition to such amendment, the holders agreed to convert the Note immediately. As a result of such conversion, we issued an aggregate of 6,585,868 shares of common stock to the holders and the Note was cancelled.

Increase in authorized stock:

On July 16, 2009, our shareholders approved an amendment to our amended and restated articles of incorporation to increase our authorized common stock to 200,000,000 shares, par value $0.0001 per share. This should provide us additional flexibility to raise equity capital to achieve our business plan.

Loan covenant waivers:

Seanergy’s revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this clause through January 1, 2011.

Upon lenders’ request, BET must assure its lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries may be requested to prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay to the agent a restructuring fee of $286,198.91 and a part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.

Dry-dock of vessels:

On February 24, 2009, the African Zebra commenced its scheduled dry-docking, which was completed on July 20, 2009 at a cost of $3.2 million. The delay was due to labor strikes in the repairing yard and other unforeseen events. The Hamburg Max commenced its scheduled dry-docking on May 17, 2009, which was completed on June 23, 2009 at a cost of $1.1 million. The cost of our dry-docks in 2009 totaled approximately

$4.3 million. The African Oryx is scheduled to be dry-docked in January 2011 at an estimated cost of $900,000.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued new guidance concerning the organization of authoritative guidance under US GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification became effective for us in the third quarter of fiscal 2009. As the Codification is not intended to change or alter existing US GAAP, it did not have any impact on our consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification has become nonauthoritative.

In May 2009, the FASB established principles and requirements for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement introduces the concept of when financial statements are considered issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this statement did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued guidance regarding the accounting for business combinations and noncontrolling interests. Such guidance requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Such guidance affects our acquisitions consummated after January 1, 2009, which have been accounted for under the new standard.

In March 2008, the FASB issued accounting guidance regarding disclosures about derivative instruments and hedging activities. The new guidance provides users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of this guidance in 2009 did not have any impact on our financial statement presentation or disclosures.

In June 2009, the FASB issued guidance regarding the consolidation of variable-interest entities, or VIE. Such guidance: (1) eliminates the existing exemption from VIEs for qualifying special purpose entities, (2) provides a new approach for determining who should consolidate a VIE, and (3) changes when it is necessary to reassess who should consolidate a VIE. Calendar year-end companies will have to apply the new rules as of January 1, 2010. We are in the process of evaluating the effect of this guidance in our financial statements.

In June 2008, the FASB issued guidance regarding the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. Such guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We have determined that our warrants are indexed to our own stock and equity classified and therefore, the adoption of this standard did not have an effect on our financial statements.

In May 2008, the FASB issued guidance that requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. Such guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Application of the new guidance did not have any effect on our financial statements.

In April 2009, the FASB issued guidance to clarify the application of fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The application of such guidance did not have a material effect on our financial statements.

In addition, the FASB issued accounting guidance that requires public companies to disclose the fair value of financial instruments in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also adds a requirement for discussion of changes, if any, in the method used and significant assumptions made during the period.

Critical Accounting Policies and Estimates

Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Business combination — allocation of the purchase price in a business combination

On August 28, 2008, we completed our business combination of our initial fleet from the Restis family. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of operations from August 28, 2008. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition. Total consideration for the business combination was $404,876,000, including direct transaction costs of $8,802,000, and excluding the contingent earn-out component.

The allocation of the purchase price to the assets acquired on the date of the business combination is a critical area due to the subjectivity involved in identifying and allocating the purchase price to intangible assets acquired. As at the date of the business combination, the fair value of the vessels was determined to be $360,081,000. No additional identifiable intangibles were identified and the difference of $44,795,000 was assigned to goodwill. Areas of subjectivity included whether there were any values associated with intangible assets such as customer relationships, right of first refusal agreements and charter agreements.

On August 12, 2009, we completed our business acquisition of 50% of BET. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired have been recorded at their fair values. The results of operations are included in the pro forma consolidated statement of operations as if the acquisition had occurred at January 1, 2008. The consideration paid for the business acquisition has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition.

As at the date of the business combination, we have preliminarily estimated that the fair value of the vessels is $126 million while the fair value of total assets acquired amounted to $168.1 million and liabilities assumed to $154.5 million.

Impairment of long-lived assets

We apply FASB guidance for the impairment and disposal of long-lived assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. We recorded an impairment loss of $4,530,000 in 2008. It is considered reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from global economic conditions could significantly impact our future impairment estimates.

Goodwill impairment

Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the FASB guidance for impairment of intangible assets. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. We recorded a goodwill impairment loss of $44,795,000 in 2008. It is considered at least reasonably possible in the near term that any amounts recorded upon achievement of the earn-out in 2009 may be impaired based upon current market conditions.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years.

The estimated salvage value at December 31, 2008 was $270 per light weight ton.

The above four policies are considered to be critical accounting policies because assessments need to be made due to the shipping industry being highly cyclical experiencing volatility in profitability, and changes in vessel value and fluctuations in charter rates resulting from changes in the supply and demand for shipping capacity. At present, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation. In addition, there are significant assumptions used in applying these policies such as possible future new charters, future charter rates, future on-hire days, future market values and the time value of money. Consequently, actual results could differ from these estimates and assumptions used and we may need to review such estimates and assumptions in future periods as underlying conditions, prices and other mentioned variables change. Our results of operations and financial position in future periods could be significantly affected upon revision of these estimates and assumptions or upon occurrence of events. Due to the different scenarios under which such changes could occur, it is not practical to quantify the range and possible effects of such future changes in our financial statements.

Dry-docking costs

There are two methods that are used by the shipping industry to account for dry-dockings; first, the deferral method, whereby specific costs associated with a dry-docking are capitalized when incurred and amortized on a straight-line basis over the period to the next scheduled dry-dock; and second, the direct expensing method, whereby dry-docking costs are expensed in the period incurred. We use the deferral method of accounting for dry-dock expenses. Under the deferral method, dry-dock expenses are capitalized and amortized on a straight-line basis until the date that the vessel is expected to undergo its next dry-dock. We believe the deferral method better matches costs with revenue. We use judgment when estimating the period between dry-docks performed, which can result in adjustments to the estimated amortization of dry-dock expense, the duration of which depends on the age of the vessel and the nature of dry-docking repairs the vessel will undergo. We expect that our vessels will be required to be dry-docked approximately every 2.5 years in accordance with class requirements for major repairs and maintenance. Costs capitalized as part of the dry-docking include actual costs incurred at the dry-dock yard and parts and supplies used in undertaking the work necessary to meet class requirements.

Variable interest entities

We evaluate our relationships with other entities to identify whether they are variable interest entities and to assess whether we are the primary beneficiary of such entities. If it is determined that we are the primary beneficiary, that entity is included in our consolidated financial statements. We did not participate in any variable interest entity.

Important Measures for Analyzing Results of Operations Following the Vessel Acquisition

We believe that the important non-GAAP measures and definitions for analyzing our results of operations consist of the following:

•	Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	TCE. Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our Operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

Revenues

Our revenues were driven primarily by the number of vessels we operated, the number of operating days during which our vessels generated revenues, and the amount of daily charter hire that our vessels earned under charters. These, in turn, were affected by a number of factors, including the following:

•	The nature and duration of our charters;

•	The amount of time that we spent repositioning our vessels;

•	The amount of time that our vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. Our vessels were chartered on period time charters during the year ended December 31, 2008. One of our vessels operated in the spot market during the nine month period ended September 30, 2009.

A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for 2008 and the nine months ended September 30, 2009 was $49,362 and $42,127, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated salvage value. We estimate salvage value by taking the cost of steel times the vessels lightweight. Through June 30, 2009, management estimated the useful life of our vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed a time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry-docking costs and understanding of the charterer’s needs, we believe that the vessel will complete the next dry-docking following the expiration of such charter and that we will be able to charter the vessel up to its 30th anniversary. Based on this event as well as considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009, we have changed the estimated useful life of our fleet to 30 years.

The estimated salvage value at December 31, 2008 was $270 per light weight ton.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.

Principal Factors Affecting Our Business

The principal factors that affected our financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which were incurred in both U.S. dollars and other currencies, primarily Euros;

•	Depreciation expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the market value of our vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels and are not included in financial statements prepared under US GAAP.

	Three Months Ended	Nine Months Ended	Year Ended
	September 30, 2009	September 30, 2009	December 31, 2008

Fleet Data:
Average number of vessels(1)	8.7	6.9	5.5
Ownership days(2)	797	1,883	686
Available days(3)	739	1,654	686
Operating days(4)	735	1,646	678
Fleet utilization(5)	92.2%	87.4%	98.9%
Average Daily Results:
Vessel TCE rate(6)	30,052	42,127	49,362
Vessel operating expenses(7)	4,937	5,181	4,636
Management fees(8)	580	572	566
Total vessel operating expenses	5,517	5,753	5,202

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended September 30, 2009, we incurred 58 off-hire days for vessel scheduled dry-docking. During the nine months ended September 30, 2009, we incurred 229 off-hire days for vessel scheduled dry-docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent, or TCE, rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

	Three Months Ended	Nine Months Ended	Year Ended
	September 30, 2009	September 30, 2009	December 31, 2008
	(In thousands of U.S. dollars, except operating day amounts)

Net revenues from vessels	22,352	70,662	34,453
Voyage expenses	(42)	(480)	(151)
Voyage expenses — related party	(222)	(841)	(440)
Net operating revenues	22,088	69,341	33,862
Operating days	735	1,646	686
Time charter equivalent rate	30,052	42,127	49,362

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended	Nine Months Ended	Year Ended
	September 30, 2009	September 30, 2009	December 31, 2008
	(In thousands of U.S. dollars, except ownership days amounts)

Operating expenses	3,935	9,756	3,180
Ownership days	797	1,883	686
Daily vessel operating expenses	4,937	5,181	4,636

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

Results of Operations

Three and nine months ended September 30, 2009 as compared to three and nine months ended
September 30, 2008

Vessel Revenue — Related Party, Net — Net vessel revenue, related party, for the three and nine months ended September 30, 2009 were $20,485,000 and $68,795,000, respectively, after address commissions of 2.5%, or $618,000 and $1,856,000, respectively, as compared to $6,122,000, after address commissions of 2.5%, or $153,000, for the comparable periods in 2008. The increase in net vessel revenue — related party, is a result of the operation of the six vessels we acquired in the third quarter of 2008 for the full nine months of 2009 and the consolidation of BET’s operations commencing on August 13, 2009 as compared to the operations during the comparable period in 2008.

Vessel Revenue — Net vessel revenue for the three and nine months ended September 30, 2009 was $1,867,000 and $1,867,000 respectively after address commissions of 2.5%, or $20,000 as compared to $0 and $0 for the comparable periods in 2008. The increase in net vessel revenue from unrelated third parties is the result of the chartering of the African Oryx and the African Zebra to unrelated third parties commencing on July 17, 2009 and July 20, 2009, respectively.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, amounted to $42,000 and $480,000 for the three and nine months ended September 30, 2009 respectively as compared to $143,000 for the comparable periods in 2008. The increase in direct voyage expenses is a result of the operation of the six vessels we acquired in the third quarter of 2008 for the full nine months of 2009 and the consolidation of BET’s operations commencing on August 13, 2009 as compared to the operations in 2008.

Vessel Operating Expenses — For the three and nine months ended September 30, 2009, our vessel operating expenses were $3,935,000 and $9,756,000, respectively, or an average of $4,937 and $5,181 per ship per day, respectively, as compared to $719,000, or an average of $5,366 per ship per day for the comparable periods in 2008. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. We operated an average of 8.7 and 6.9 vessels during the three and nine months ended September 30, 2009, respectively, as compared to an average of four vessels during the comparable periods in 2008. Vessel operating expenses increased as a result of the operation of the increased number of vessels during the relevant periods in 2009 and the consolidation of BET’s operations commencing on August 13, 2009.

Voyage Expenses — Related Party — These expenses represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. For the three and nine months ended September 30, 2009, commissions charged amounted to $222,000 and $841,000, respectively, as compared to $77,000, for the comparable periods in 2008, for the same reasons described above.

Management Fees — Related Party — For the three and nine months ended September 30, 2009, management fees charged by EST, which is a related party, amounted to $462,000 and $1,078,000, respectively as compared to $82,000 for the comparable periods in 2008. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST for the provision of technical management services. The fixed daily fee per vessel is Euro 425.00.

General and Administration Expenses — For the three and nine months ended September 30, 2009, we incurred $1,014,000 and $3,083,000, respectively, of general and administration expenses, compared to $208,000 and $805,000 respectively, for the comparable periods in 2008, an increase of approximately 388% and 283%, respectively. Our general and administration expenses primarily include audit fees, legal expenses, consulting services and staff salaries. Our general and administration expenses for the periods in 2009 were comparatively higher than those in comparable periods in 2008 due to the fact that we had vessels’ operations, full-time shoreside staff and related expenses during the periods in 2009 and had only limited operations during the comparable periods in 2008.

General and Administration Expenses — Related Party — For the three and nine months ended September 30, 2009, we incurred $459,000 and $1,553,000, respectively, of related party general and administration expenses, compared to $50,000 for the comparable periods in 2008. Our related party general and administration expenses are primarily comprised of salaries of $322,000 for our executive officers, $518,000 of remuneration to our board of directors, office rental fees of $531,000 and consulting fees of $182,000. The increase in such fees reflects the commencement of our operations in 2009.

Gain from Acquisition — For the three and nine months ended September 30, 2009, we recognized a gain from the BET acquisition of $6,813,000 and $6,813,000, respectively. The gain is a result of the difference between the purchase price we paid and the fair market value of the 50% interest in BET which we acquired as of the closing date. The transaction occurred because of the seller’s desire to divest itself of its shipping operations.

Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which, effective July 1, 2009, is 30 years from the date of the vessel’s initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. For the three and nine months ended September 30, 2009, we recorded $5,286,000 and $20,716,000, respectively, of vessel depreciation charges as compared to $1,488,000 for the three and nine months ended September 30, 2008. Our fleet consisted of six vessels for the full nine months ended September 30, 2009 plus five additional vessels for the period between August 13, 2009 and September 30, 2009 as compared to the comparable periods in 2008.

Interest and Finance Costs — Interest and finance costs for the three and nine months ended September 30, 2009 amounted to $3,451,000 and $6,270,000, respectively, as compared to $640,000 for the comparable periods in 2008. The significant increase in interest and finance costs is primarily attributable to our revolving credit and term loan facilities, which we obtained in August 2008 in order to fund our business combination and vessel purchase and for working capital purposes. More specifically, interest expense related to the revolving credit facility amounted to $388,000 and $1,151,000 and interest on our term facility amounted to $1,480,000 and $3,164,000 for the three and nine months ended September 30, 2009, respectively, as compared to $87,000 of interest on our revolving credit facility and $494,000 of interest on our term facility for the comparable periods in 2008.

Interest and Finance Costs, Shareholders — Interest and finance costs, shareholders, for the three and nine months ended September 30, 2009 was $74,000 and $386,000, respectively, as compared to $90,000 for the comparable periods in 2008. The increase in interest and finance costs, shareholders, is a result of the issuance of a convertible secured promissory note, in the principal amount of $28,250,000, to a shareholder in connection with our August 2008 business combination.

Interest Income — Money Market Funds — For the three and nine months ended September 30, 2009, we earned interest on our money market funds of $108,000 and $363,000, respectively, as compared to $644,000 and $3,257,000, respectively, for the comparable periods in 2008. The decrease in interest income is a result of the decrease of our money market funds that were used for our August 2008 business combination.

Net Income — We earned net income of $13,983,000 and $33,265,000 for the three and nine months ended September 30, 2009, respectively, as compared to $3,270,000 and $5,286,000, respectively, for the comparable periods in 2008. The increase in our net income resulted primarily from the closing of the business combination and the commencement of our operations on August 28, 2008.

Year ended December 31, 2008 (“fiscal 2008”) as compared to year ended December 31, 2007 (“fiscal 2007”)

Vessel Revenue — Related Party, Net — Net revenues for the year ended December 31, 2008 were $34,453,000 after address commissions of 2.5%, or $880,000, as compared to $0 in fiscal 2007. The increase in vessel revenue is a result of the closing of the business combination and the commencement of our operations on August 28, 2008. Our gross revenues were $35,333,000. Our vessels Davakis G., Delos Ranger and African Oryx commenced operations on August 28, 2008 for a daily charter fee of $60,000, $60,000 and $30,000, respectively. Our vessel, Bremen Max, commenced operations on September 11, 2008 for a daily charter fee of $65,000 and our vessels, Hamburg Max and African Zebra, commenced operations on September 25, 2008 for a daily charter fee of $65,000 and $36,000, respectively. Net revenues earned for the period from August 28, 2008 to December 31, 2008 for each of our vessels after address commissions amounted to $7,147,000 for the Davakis G.; $7,162,000 for the Delos Ranger; $3,661,000 for the African Oryx; $7,068,000 for the Bremen Max; $5,978,000 for the Hamburg Max; and $3,437,000 for the African Zebra. The vessels were employed under time charters with SAMC, an affiliate, with initial terms of 11-13 months, expiring in September 2009.

Direct Voyage Expenses — Direct voyage expenses, which include bunkers and port expenses, amounted to $151,000 for the year ended December 31, 2008 as compared to $0 for the comparable period in 2007. Direct voyage expenses consisted of port and bunker expenses of $44,000 and $107,000, respectively. The increase in direct voyage expenses is a result of the closing of the business combination and the commencement of our operations in August 2008.

Vessel Operating Expenses — For the year ended December 31, 2008, our vessel operating expenses were $3,180,000, or an average of $4,636 per ship per day, as compared to $0 in fiscal 2007. Vessel operating expenses included crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, chemicals and lubricants, consumable stores, tonnage taxes and other miscellaneous expenses. We operated an average of 5.5 vessels from the date of consummation of the business combination on August 28, 2008 through December 31, 2008. Vessel operating expenses increased as a result of the closing of the business combination and the commencement of our operations in August 2008.

Voyage Expenses — Related Party — Voyage expenses — related party represent commissions charged in relation to the brokerage agreement we have with Safbulk, an affiliate, for the provision of chartering services up to May 20, 2010. The chartering commissions represent a commission of 1.25% payable to Safbulk on the collected vessel revenue. For the year ended December 31, 2008, commissions charged amounted to $440,000 as compared to $0 in fiscal 2007, for the same reasons described above.

Management Fees — Related Party — For the year ended December 31, 2008, management fees charged by a related party amounted to $388,000 as compared to $0 in fiscal 2007. The increase was due to the same reasons described above. Management fees primarily relate to the management agreement we have with EST, an affiliate, for the provision of technical management services. The fixed daily fee per vessel in operation is Euro 416.00 per vessel until December 31, 2008. Thereafter the fixed daily fee was re-negotiated to be Euro 425.00 per vessel.

General and Administration Expenses — For the year ended December 31, 2008, we incurred $1,840,000 of general and administration expenses, compared to $445,000 for the year ended December 31, 2007, an increase of approximately 313%. Our general and administration expenses primarily include auditing and accounting costs of $695,000, legal fees of $432,000 and other professional fees of $371,000. Our general and administration expenses for 2008 were comparatively higher than those in the prior year due to the fact that we commenced our vessel operations after the business combination was consummated on August 28, 2008.

General and Administration Expenses — Related Party — For the year ended December 31, 2008, we incurred $430,000 of related party general and administration expenses, compared to $0 for the year ended December 31, 2007. Our related party general and administration expenses are primarily comprised of salaries of $139,000 for our executive officers, $155,000 of remuneration to our board of directors, office rental fees of $88,000 and consulting fees of $27,000. In addition, a service agreement was signed with EST for consultancy services with respect to financing and dealing with relations with third parties and for assistance with the preparation of periodic reports to the shareholders for a fixed monthly fee of $5,000 through March 2, 2009 and amounted to $21,000. The increase in such fees is due to the reasons described above.

Depreciation — We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $270 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. We constantly evaluate the useful life of our fleet based on the market factors and specific facts and circumstances applicable to each vessel.

For the year ended December 31, 2008, we recorded $9,929,000 of vessel depreciation charges as compared to $0 in fiscal 2007. These charges relate to our vessels of which three vessels were placed into operations on August 28, 2008 and the remaining three in September 2008.

Goodwill Impairment Loss — We performed our annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) assuming an average annual inflation rate of 2%. The weighted average cost of capital (WACC) used was 8%. As a result, we recorded an impairment charge related to goodwill of $44,795,000 in 2008 as compared to no impairment charges in fiscal 2007 because we did not complete the business combination until 2008.

Vessels’ Impairment Loss — We evaluate the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since September 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of our remaining charter agreement rates, two-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in our exercise, taking into account each vessel’s off hire days based on other companies operating in the dry bulk industry and our historical performance.

A discount factor of 4.5% per annum, representing our incremental borrowing rate, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530,000 for fiscal 2008. There was no impairment loss in 2007 because we did not acquire our vessels until 2008.

Interest and Finance Costs — The significant increase in interest and finance costs of $4,077,000 in 2008 as compared to $58,000 in 2007 is primarily attributable to our revolving credit and term facilities, which we obtained in order to fund our business combination and vessel purchase and for working capital purposes. More specifically, interest expense related to the revolving credit facility amounted to $799,000 and interest on our term facility amounted to $2,768,000 for the year ended December 31, 2008. In 2008, our interest expense primarily related to four months of operations since we drew down our credit facilities on August 28, 2008, and obtained our term loans in August and September 2008, respectively. Fees incurred for obtaining new loans, including related legal and other professional fees, are deferred and amortized using the effective interest method over the life of the related debt.

Interest Income — Money Market Funds — For the year ended December 31, 2008, we earned interest on our money market funds of $3,361,000 as compared to $1,948,000 for the year ended December 31, 2007. The increase in interest income of 72.5% is because we obtained our trust funds from our initial public offering on September 28, 2007 and therefore interest was earned for approximately three months in 2007 as compared to approximately eight months in 2008.

Net (Loss)/Income — We incurred a net loss of $31,985, 000 in 2008 as compared to a profit of $1,445,000 in 2007. The increase in our loss is a result of our vessel operations commencing on August 28, 2008, income of $18,095,000 set off by goodwill and vessel impairment charges of $44,795,000 and $4,530,000, respectively, and set off by increased interest and finance costs, which resulted in $755,000 net finance expense in 2008 as compared to $1,890,000 net finance income in 2007.

Year Ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006

For the year ended December 31, 2007, we had a net income of $1,445,000. The net income consisted of $1,948,000 of interest income offset by operating expenses of $445,000 and interest expenses of $58,000 ($45,000 related to the underwriter and $13,000 related to shareholders). Operating expenses of $445,000 consisted of consulting and professional fees of $357,000, rent and office services expense of $22,000, insurance expense of $25,000, investor relations expense of $33,000, and other operating costs of $8,000.

For the period from August 15, 2006 (Inception) to December 31, 2006, we had a net loss of $4,372,000. The net loss consisted of $1,028,000 of interest income offset by interest expense of $824,000, accounting fees of $1,000,000, organization expenses of $3,450,000 and other operating expenses of $126,000.

Liquidity and Capital Resources

Our principal source of funds is operating cash flows, and our revolving credit and term facilities. Our principal use of funds has primarily been capital expenditures to establish our fleet, close our business combination, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments on our outstanding loan facilities.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs, although the dry bulk charter market has sharply declined since September 2008 and our results of operations may be adversely affected if market conditions do not improve. We expect to rely upon operating cash flow to meet our liquidity requirements going forward. We intend to use the net proceeds of this offering and the concurrent sale to expand our fleet by purchasing additional vessels and, to the extent not used for vessel purchases, for general working capital purposes.

Despite the recent economic crisis, we are currently able to meet our working capital needs and debt obligations. The current decline in charter rates should not affect our revenue as we have the charters locked in for 11 to 13 and 22 to 26 month periods including the BET vessels (expiring between September 2010 and January 2012), with our longest time charter expiring on January 16, 2012. Time charters cover 95% of 2010 days and 51% of 2011 days. For the calculation of contract coverage, we are using the latest expiration date of our vessels’ time charters as presented in the “Our Fleet’’ table on page 2. In addition, we have not reflected the effect of any future vessel acquisitions. As a result, our actual vessel revenues may differ from anticipated amounts.

We will have to make use of our cash flows not committed to the repayment of the term loan and revolving facility mentioned above to meet our financial obligations. Accordingly, unless we are able to raise additional capital in other ways, such as through a rights offering or private placement or if our warrants are exercised, our ability to pursue acquisition opportunities will be limited by the proceeds of this offering and the concurrent sale. We provide no assurances that funds will be raised through capital markets or that the warrants will be exercised, or if exercised, the quantity which will be exercised or the period in which they will be exercised. Exercise of the warrants is not likely considering current market prices.

Furthermore, our revolving credit facility is tied to the market value of the vessels and not to the prevailing (spot) market rates. For example, our existing term and revolving credit facilities require that the aggregate market value of the vessels and the value of any additional security must be at least 135% of the aggregate of the outstanding debt financing and any amount available for drawing under the revolving facility less the aggregate amount of all deposits maintained. If the percentage is below 135% then a prepayment of the loans may be required or additional security may be requested. A waiver from Marfin has been received with respect to this covenant through January 1, 2011.

Under the BET loan agreement, the BET subsidiaries are subject to operating and financial covenants that may affect BET’s business. These restrictions may, subject to certain exceptions, limit the BET subsidiaries’ ability to engage in many of its activities. Furthermore, the BET subsidiaries must assure the lenders that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the BET loan. If the market value of the vessels is less than this amount, the BET subsidiaries may at the request of the lender prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lenders.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay to the agent a restructuring fee of $286,198.91 and a part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.

We acquired our dry bulk carriers using a combination of funds received from equity investors and financed with our revolving term credit facilities.

We intend to continue to expand our fleet in the future. Growth will depend on locating and acquiring suitable vessels, identifying and consummating acquisitions or joint ventures; enhancing our customer base; obtaining required financing (debt or equity or a combination of both); and obtaining favorable terms in all cases.

In February 2009, our vessel African Zebra entered its scheduled dry-docking, which was completed on July 20, 2009. The delay was due to labor strikes in the repairing yard and other unforeseen events. The cost for this dry-dock was $3.2 million. On May 17, 2009, our vessel Hamburg Max commenced its scheduled dry-docking, which was completed on June 23, 2009 at a cost of $1.1 million. None of our vessels are scheduled for dry-docking in 2010 and five vessels in 2011. For the BET fleet, three vessels, namely BET Prince, BET Scouter and BET Fighter are scheduled for dry-docking in 2010 and one vessel, BET Intruder, in 2011. BET Commander commenced its scheduled dry-docking in August 2009, which was completed in October 2009 at a cost of $2.7 million. The dry-docking costs related to 2010 and 2011 are estimated to be $3.6 million and $4.9 million, respectively.

Our short-term liquidity requirements relate to servicing our debt (including principal payments on our term loan), payment of operating costs, dry-docking costs of two vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity are primarily our revenues earned from our charters.

Our medium and long term liquidity requirements include repayment of long-term debt balances, debt interest payments and dry-docking costs. As of September 30, 2009, we had outstanding borrowings of $184,595,000 due to Marfin. We have drawn down $54,845,000 of our revolving credit facility. On August 28, 2009, the revolving facility was reduced to $72,000,000. This reduction will be followed by five consecutive annual reductions of $12,000,000 and any outstanding balance to be fully repaid together with the balloon payment of the term loan. In 2009, we have made or will make principal repayments on our Marfin term facility amounting to $27,750,000.

BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2008 was $150,725,000. The loan is repayable in semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due on maturity in the amount of $51,289,000, as these installment amounts were revised after the BET Performer sale. As of September 30, 2009, the outstanding loan facility was $123,099,456. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $44,062,262, respectively. Interest is due and payable quarterly based on interest periods selected by BET. During 2009, we will make principal repayments on our BET loan facility amounting to $14.3 million.

In 2010, we have principal repayments due of $18,950,000 and $14,256,317 on the Marfin and BET loans, respectively.

As of September 30, 2009, Seanergy had available cash reserves of $60,408,000, which is shown as cash and cash equivalent. These amounts are not restricted.

Our revolving credit facility and term facility are from Marfin (see “— Credit Facilities” below), and in addition, we had a Note due to shareholders amounting to $28,250,000 (face value), which following an amendment dated as of August 19, 2009 has been converted into 6,585,868 shares of common stock.

Between the January 1, 2008 and July 2008, we paid dividends amounting to $4,254,000 to our public shareholders. We currently have suspended the payment of dividends pursuant to the waiver received from Marfin (see “Credit Facilities” below) and dividends will not be declared without the prior written consent of Marfin.

Our Private Warrants may be exercised by the holders on a cashless basis. Each warrant entitles the holder to purchase one share of common stock and expires on September 24, 2011. More specifically, we have 38,984,667 warrants to purchase shares of our common stock issued and outstanding at an exercise price of $6.50 per share, of which 16,016,667 are exercisable on a cashless basis. In addition, we have assumed Seanergy Maritime’s obligation to issue 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of our common stock under the unit purchase option it granted the underwriter in its initial public offering at an exercise price of $12.50 per unit. The exercise of the Warrants is not likely taking into consideration current market prices.

Cash Flows

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Operating Activities:  Net cash from operating activities totaled $36,445,000 for the nine months ended September 30, 2009, as compared to $3,476,000 for the nine months ended September 30, 2008. This increase primarily reflected our net income of $33,265,000 and revenue from time charters and related vessel operating expenses.

Investing Activities:  Net cash provided by investing activities totaled $36,353,000 for the nine months ended September 30, 2009, as compared to net cash used in investing activities $142,360,000 for the nine months ended September 30, 2008. This is primarily a result of the completion of our August 2008 business combination.

Financing Activities:  Net cash used in financing activities totaled $39,933,000 for the nine months ended September 30, 2009, as compared to net cash provided by financing activities of $150,632,000 for the nine months ended September 30, 2008. In the first nine months of 2009, cash was used for the repayment of long-term debt used as compared to 2008, during which we received proceeds from the borrowings to finance our business combination and cash used for dividend payments and redemption of shares.

Fiscal 2008 compared to Fiscal 2007 and the period from August 15, 2006 (Inception) to December 31, 2006

Operating activities:  Net cash from operating activities totaled $25,700,000 for the year ended December 31, 2008, as compared to $1,585,000 for the year ended December 31, 2007. This increase primarily reflected our revenue from time charters, which commenced on August 28, 2008 for three vessels and in September 2008 for the remaining three vessels, and the related vessel operating expenses. Net cash from operating activities totaled $1,585,000 for the year ended December 31, 2007, as compared to an outflow of $20,000 for the period from August 15, 2006 (inception) to December 31, 2006.

Investing activities:  Net cash used in investing activities totaled $142,919,000 for the year ended December 31, 2008, as compared to $232,923,000 used in investing activities for the year ended December 31, 2007. This decrease is primarily a result of the use of $375,833,000 in connection with the consummation of our business combination, which was offset by using the funds held in trust of $232,923,000. Net cash used in investing activities for the year ended December 31, 2007 totaled $232,923,000 as compared to $0 for the period from August 15, 2006 (inception) to December 31, 2006. The increase in the use of funds is due to the monies received in our IPO being placed in trust to be used for the purpose of a business combination.

Financing activities:  Net cash provided by financing activities totaled $142,551,000 for the year ended December 31, 2008, as compared to $233,193,000 for the year ended December 31, 2007. In 2008, cash was provided from the proceeds of our revolving credit and term facilities in the amount of $219,845,000 and from warrant exercises in the amount of $858,000 which was offset by the payment of $63,705,000 relating to the redemption of common shares in connection with the closing of our business combination, principal loan repayments of $7,500,000, debt issuance costs of $2,693,000 and dividends paid of $4,254,000. In 2007, the net cash provided was as a result of our private and public offering of common stock totaling $233,619,000, net of the offering costs. For the period from August 15, 2006 (inception) to December 31, 2006, the net cash from financing activities amounted to $376,000.

Credit Facilities

Marfin Revolving Credit Facility

As of September 30, 2009, we had utilized $54,845,000 of the amount available under our revolving credit facility, which is equal to the lesser of $72,000,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender for the business combination and working capital purposes.

The revolving credit facility bears interest at LIBOR plus 2.25% per annum. In connection with the addendum, during the time any waiver period is in effect, the interest payable in respect of the revolving credit facility increases to three-month LIBOR plus 3.50%. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements.

The revolving facility is subject to five consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan.

Marfin Term Facility

The initial vessel acquisition was financed with an amortizing term loan from Marfin equal to $165,000,000, representing 42% of the vessels’ aggregate acquisition costs, excluding any amounts associated with the earn-out provision. In December 2008, we repaid $7,500,000 of the term facility.

The loan is repayable commencing three months from the last drawdown, or March 31, 2009, whichever is earlier, through twenty-eight consecutive quarterly principal installments, of which the first four principal installments will be equal to $7,500,000 each, the next four principal installments will be equal to $5,250,000 each and the final twenty principal installments will be equal to $3,200,000 each, with a balloon payment equal to $50,000,000 due concurrently with the twenty-eighth principal installment. On September 9, 2009, we executed addendum no. 1 to the loan agreement. In connection with the amendment, Marfin accelerated the due date of installment no. 5 to September 25, 2009 and of installment nos. 6 and 7 to January 4, 2010.

The loan bears interest at an annual rate of three-month-LIBOR plus 1.75%. In connection with the addendum, during the time any waiver period is in effect, the interest payable in respect of the term facility increases to three-month-LIBOR plus 3.00%.

The term facility is secured by the following: a first priority mortgage on the vessels, on a joint and several basis; a first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; a first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin; assignments, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; and subordination agreement between Martin and the holder of the Note. All of the aforementioned security will be on a full cross collateral basis.

The term facility includes covenants, among others, that require the borrowers and the corporate guarantor, to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In relation to the protection and indemnity insurance, no risk should be excluded or the deductibles as provided by the P&I Association materially altered or increased to amounts exceeding $150,000 without the prior written consent of Marfin. In addition mortgagees’ interest insurance on the vessels and the insured value must be at least 110% of the aggregate of the revolving credit and term facility.

In addition, if a vessel is sold or becomes a total loss or the mortgage on the vessel is discharged on its disposal, we are required to repay such part of the facilities as is equal to the higher of the amount related to such vessel or the amount necessary to maintain the security clause margin.

Other covenants include the following:

•	not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders’ loans or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in the ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer director, shareholder or customer;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, or company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of Seanergy, on a consolidated basis as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders’ prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change our Chief Executive Officer and/or Chairman without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise dispose of vessels or any of the property, assets or rights without the prior written consent of the lender;

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of our issued share capital;

•	no change of control without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender; and

•	not to violate the security margin clause, which provides that: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding amounts under the revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. As of December 31, 2008, we would not have been in compliance with the security margin clause under the Marfin loan agreement had we not later obtained certain retroactive waivers from Marfin. During the first quarter of 2009, we obtained waivers from Marfin of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers expired in July 2009, when the first of our original charterers was replaced. On September 9, 2009 and November 13, 2009, we executed addenda no. 1 and no. 2, respectively, to the loan agreement and obtained a waiver from Marfin through January 1, 2011. In connection with the amendment and waiver, Marfin made certain changes to our loan agreement including increasing the interest payable during the waiver period, accelerating the due dates of certain principal installments and limiting our ability to pay dividends without their prior consent. As a result of these waivers, we are not currently in default under our Marfin loan agreement.

•	ensure that members of the Restis family and the family of our chairman Georgios Koutsolioutsos (or companies affiliated with them) together own at all times an aggregate of at least 10% of our issued share capital.

Financial covenants include the following:

•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or net debt are defined is the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on an LTM basis (the “last twelve months”). The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of LTM (“last twelve months”) EBITDA to net interest expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in favor of the lender shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in favor of the lender, shall not be less than 5% of the financial indebtedness.

The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). We were in compliance with our loan covenants as of September 30, 2009.

BET Loan Agreement

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. As of September 30, 2009, the principal amount due under the BET loan was $123,100,000.

The loan is repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $51,289,000, as these installment amounts were revised after the BET Performer sale. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $44,062,262, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest in due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels’ aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels’ insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees’ interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41,453,000, as required by the loan agreement.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

•	Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•	Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•	Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm’s length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agrement.

Promissory Note

As of June 30, 2009, we had a convertible unsecured promissory note issued to certain Restis affiliate shareholders amounting in aggregate to $28.25 million (face value). The Note accrued interest at a rate of 2.9% per annum and matured in May 2010. The Note was initially convertible into common stock at the option of the holders at a conversion price of $12.50 per share. On August 19, 2009, we amended the Note to reduce the conversion price to the average closing price of our common stock for the five trading days commencing on the effective date of the amendment, which amounted to $4.45598 per share. As a condition to such amendment, the holders agreed to convert their Note at the time of the amendment. Upon conversion, the holders received 6,585,868 shares of our common stock and the Note was extinguished.

Debt Repayment and Terms

Capital Requirements

Our capital expenditures have thus far related solely to the purchase of our six vessels included in our business combination and the routine dry-docking of our vessels. We funded the business combination through our trust fund proceeds, our revolving credit and term facilities and the Note.

In addition, the following table summarizes our next anticipated dry-docks:

Vessel	Next Schedule Dry-Dock	Estimated Cost

African Oryx	January 2011	$900,000
African Zebra	February 2011	$1,000,000
Bremen Max	June 2011	$1,000,000
Hamburg Max	June 2012	$1,000,000
Davakis G.	May 2011	$500,000
Delos Ranger	August 2011	$500,000
BET Commander*	August 2011	$1,200,000
BET Fighter*	September 2010	$1,200,000
BET Prince*	May 2010	$1,200,000
BET Scouter*	April 2010	$1,200,000
BET Intruder*	March 2011	$1,000,000

*	Vessels owned by BET

The annual principal payments required to be made after September 30, 2009 (based on the amount drawn down as of September 30, 2009 and assuming the Note had been converted into common stock as of such date), are as follows:

		Reducing revolving
	Term Facility	credit facility	Total

2009	7,128	0	7,128
2010	33,206	0	33,206
2011	27,056	6,845	33,902
2012	27,056	12,000	39,056
2013	27,056	12,000	39,056
Thereafter	131,348	24,000	155,347

	252,850	54,845	307,695

Quantitative and Qualitative Disclosures of Market Risk

Interest rate risk

We are subject to interest-rate risk relating to the floating-rate interest on our revolving credit facility and on our term facility with Marfin as well as on our BET loan. These facilities bear interest at LIBOR plus a spread. For the nine months ended September 30, 2009 the weighted average interest rate was 2.22% and 2.77% for revolving facility and term facility with Marfin respectively. For the same period the overall weighted average interest rate was 2.37% for Marfin facilities. For the nine months ended September 30, 2009 the weighted average interest rate on the BET loan was 1.56%. A 1% increase in LIBOR would have resulted in an increase in interest expense for the nine months ended September 30, 2009 of approximately $1.5 million and $1.1 million on the Marfin term loan and on the BET loan, had we owned an interest in BET on such dates, respectively.

Currency and Exchange Rates

We generate all of our revenue in U.S. dollars. The majority of our operating expenses are in U.S. dollars except primarily for our management fees and our executive office rental expenses which are denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the Euro, but we do not expect such fluctuations to be material.

As of September 30, 2009, we had no open foreign currency exchange contracts.

Inflation

We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.

Off-balance Sheet Arrangements

As of September 30, 2009, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations as of September 30, 2009 based on the contractual terms of the arrangements as modified by a waiver received from our lenders. Based on the waiver, the table does not reflect any potential acceleration due to non-compliance with covenant terms. The waivers expire on January 1, 2011.

						2014 and
	2009	2010	2011	2012	2013	Thereafter	Total
	(in thousands of U.S. dollars)

Seanergy
Revolving credit facility(1)	—	—	6,845	12,000	12,000	24,000	54,845
Interest on revolving credit	514	2,194	2,185	1,785	1,275	1,148	9,101
facility(2)
Property leases(3)	188	759	681	—	—	—	1,628
Term facility	—	18,950	12,800	12,800	12,800	72,400	129,750
Interest on term facility(4)	1,054	4,118	3,975	3,495	3,015	4,121	19,778
Management fees(5)	345	1,368	1,396	1,427	1,452	—	5,988
BET
Term facility	7,128	14,256	14,256	14,256	14,256	58,948	123,100
Interest on term facility(6)	769	2,810	2,699	2,307	1,915	2,137	12,637
Management fees(7)	287	1,140	1,163	1,189	1,210	—	4,989

(1)	Commencing one year from signing the loan agreement, the revolving facility is reduced to the applicable limit available on such reduction date. The first annual reduction, which reduced the available credit amount by $18,000,000 to $72,000,000 in August 2009, will be followed by five consecutive annual reductions of $12,000,000 and any outstanding balance must be fully repaid together with the balloon payment of the term loan. The annual principal payments on the revolving credit facility are based on the amount drawn down as of September 30, 2009.

(2)	The revolving credit facility bears interest at LIBOR plus a spread of 2.25%. As part of the new waiver, the spread will be increased to 3.50% until expiration of the waiver period. Interest has been computed by using a LIBOR rate of 0.5% through the end of 2010 and 2% thereafter.

(3)	The property lease reflects our lease agreement with Waterfront for the lease of our executive offices. The initial lease term is for a period of three years with an option to extend for one more year. The lease payments are €42,000 per month. The monthly payment due under the property lease in U.S. dollars has been computed by using a Euro/U.S. dollar exchange rate as of September 30, 2009, which was €1.00:$1.47.

(4)	The term facility bears interest at a three-month LIBOR plus spread of 1.75%. As part of the new waiver, the spread will be increased to 3.00% until expiration of the waiver period. Interest has been computed by using a LIBOR rate of 0.5% through the end of 2010 and 2% thereafter.

(5)	Management fees for 2009 are Euro 425 per vessel per day, which thereafter are adjusted on an annual basis as defined per the agreement. Management fees in the dollars have been computed by using a Euro/U.S. dollar exchange rate as of September 30, 2009, which was €1.00:$1.47, an assumption of 2% increase annually and 365 days per year.

(6)	The term facility for BET bears interest at a three-month LIBOR plus a spread of 0.75%. Pursuant to the supplemental agreement, the spread increased to 2% until July 1, 2010. Interest has been computed by using a LIBOR rate of 0.5% through the end of 2010 and 2% thereafter.

(7)	Management fees for 2009 are Euro 425 per vessel per day, which thereafter are adjusted on an annual basis as defined per the agreement. Management fees in the dollars have been computed by using a Euro/U.S. dollar exchange rate as of September 30, 2009, which was €1.00:$1.47, an assumption of 2% increase annually and 365 days per year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE VESSELS PREVIOUSLY OWNED BY SELLERS

The following management’s discussion and analysis should be read in conjunction with the combined annual and condensed combined interim financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), included elsewhere in this prospectus, of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Marine S.A. and Kalithea Marine S.A. (together, the “Group”). This discussion relates to the operations and financial condition of the dry bulk vessels acquired from the Restis family (sellers) and not of Seanergy. Although as of September 25, 2008, we had purchased the six vessels that are included in the sellers’ financial statements, we did not purchase the other assets of the sellers or assume any of their liabilities. In addition, although we charter these vessels and earn revenue from charter hire, as the sellers did, we have chartered the vessels to different charterers on different terms than the sellers. The expense structure of the sellers is also different from ours, as the sellers, which are part of a larger group of companies controlled by members of the Restis family, do not employ any executive officers. Certain vessel-related fees, such as management fees, will also vary from the amount that was previously paid by the sellers. As a result, the sellers’ financial statements and this discussion of them may not be indicative of what our historical results of operations would have been for the comparable periods had we operated these vessels at that time nor the results if the sellers had operated these vessels on a stand-alone basis. In addition, the sellers’ results of operations and financial condition may not be indicative of what our results of operations and financial condition might be in the future.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

The sellers are six ship-owning companies that collectively owned and operated four vessels in the dry bulk shipping market. In addition, two newly built vessels were delivered to the sellers in May 2008 and August 2008, both of which had no operating history. These vessels represented a portion of the vessels owned and/or operated by companies associated with members of the Restis family. As of September 25, 2008, the sellers had sold these vessels, including the two newly built vessels, to us pursuant to the Master Agreement and the MOAs during August 2008 and September 2008. The combined financial statements of the Group for 2005, 2006 and 2007 include the assets, liabilities and results of operations for four of the vessels from the dates they were placed in service by the sellers in 2005. The condensed combined interim financial statements for the six months ended June 30, 2008 include the assets, liabilities and results from operations of these four vessels for the entire period and one vessel delivered and placed in service in May 2008. The final vessel was delivered in August 2008 and had no operations through June 30, 2008.

The operations of the sellers’ vessels were managed by EST, which is an affiliate of members of the Restis family. Following the vessel acquisition, EST continued to manage the vessels pursuant to the Management Agreement. EST provided the sellers with a wide range of shipping services. These services included, at a daily fee per vessel (payable monthly), the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of the vessels. Safbulk, which is also an affiliate of the sellers, provided commercial brokerage services to the sellers and earned fees in connection with the charter of the vessels. Safbulk continues to provide these services for us pursuant to the Brokerage Agreement.

The following table details the vessels owned by the sellers that were sold to us:

				Date of Delivery to
Vessel Name	Dwt	Vessel Type	Built	Seanergy

African Oryx	24,110	Handysize	1997	August 28, 2008
African Zebra	38,632	Handymax	1985	September 25, 2008
Bremen Max	73,503	Panamax	1993	September 11, 2008
Hamburg Max	73,498	Panamax	1994	September 25, 2008
Davakis G. (ex. Hull NO. KA 215)	54,000	Supramax	2008	August 28, 2008
Delos Ranger (ex. Hull No. KA 216)	54,000	Supramax	2008	August 28, 2008

Important Measures for Analyzing the Sellers’ Results of Operations

The sellers believe that the important non-GAAP/non-IFRS measures and definitions for analyzing their results of operations consist of the following:

•	Ownership days. Ownership days are the total number of calendar days in a period during which the sellers owned each vessel in their fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that the sellers’ vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and fuel expenses, in addition to the vessel operating expenses.

•	TCE. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The sellers’ method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Revenues

The sellers’ revenues were driven primarily by the number of vessels they operated, the number of operating days during which their vessels generated revenues, and the amount of daily charter hire that their vessels earned under charters. These, in turn, were affected by a number of factors, including the following:

•	The nature and duration of the sellers’ charters;

•	The amount of time that the sellers’ spent repositioning their vessels;

•	The amount of time that the sellers’ vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of the sellers’ vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. The sellers’ vessels were chartered on period time charters during the six months ended June 30, 2008, fiscal 2007, fiscal 2006 and fiscal 2005.

A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. Some companies in our industry believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of dry bulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by dry bulk carriers. The sellers’ average TCE rates for 2007, 2006 and 2005 were $25,256, $18,868 and $23,170, respectively, and $35,812 and $24,706 for the six months ended June 30, 2008 and 2007, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

During the years ended December 31, 2007, 2006 and 2005 and the six months ended June 30, 2008, the sellers’ depreciated their vessels on a straight-line basis over their then remaining useful lives after considering the residual value. The residual value for 2008 was increased to $500 from $175 in 2007 per light weight tonnage reflecting an increase in steel scrap prices. The estimated useful lives as of June 30, 2008 were between 3 and 16 years, based on an industry-wide accepted estimated useful life of 25 years from the original build dates of the vessels, for financial statement purposes. The sellers’ capitalized the total costs associated with a dry-docking and amortized these costs on a straight-line basis over the period before the next dry-docking became due, which was generally 2.5 years.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.

Principal Factors Affecting the Sellers’ Business

The principal factors that affected the sellers’ financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and voyage costs, which were incurred in both U.S. dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which were a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of sellers’ vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The sellers believe that the unaudited information provided below is important for measuring trends in the results of operations. The figures shown below are statistical ratios/non-GAAP/non-IFRS financial measures and definitions used by management to measure performance of the vessels. They are not included in financial statements prepared under IFRS.

			Twelve Months Ended
	Six Months Ended June 30,		December 31,
	2007	2008	2007	2006	2005

Fleet Data:
Average number of vessels(1)	4.21	3.83	3.85	3.81	3.21
Ownership days(2)	769	724	1,460	1,460	1,250
Available days(3) (equals operating days for the periods listed(4))	767	693	1,411	1,393	1,166
Fleet utilization(5)	99.7%	95.7%	96.6%	95.4%	93.3%
Average Daily Results:
Average TCE rate(6)	35,812	24,706	25,256	18,868	23,170
Vessel operating expenses(7)	5,168	3,887	4,130	3,849	4,049
Management fees(8)	535	535	535	515	515
Total vessel operating expenses	5,703	4,422	4,665	4,364	4,564

(1)	Average number of vessels is the number of vessels the sellers owned for the relevant period, as measured by the sum of the number of days each vessel was owned during the period divided by the number of calendar days in the period.

(2)	Ownership days are the total number of days in a period during which the sellers owned each vessel. Ownership days are an indicator of the size of the sellers’ fleet over a period and affect both the amount of revenues and the amount of expenses that sellers recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that the sellers’ vessels were off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that the sellers’ vessels were off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Time charter equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The sellers’ method of calculating TCE was consistent with industry standards and was determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

The following table is unaudited and includes information that is extracted directly from the combined financial statements, as well as other information used by the sellers for monitoring performance.

	Six Months Ended		Twelve Months Ended
	June 30,		December 31,
	2008	2007	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Operating revenues	28,227	17,181	35,717	26,347	27,156
Voyage revenues	(759)	(60)	(82)	(64)	(139)
Net operating revenues	27,468	17,121	35,635	26,283	27,017
Operating days	767	693	1,411	1,393	1,166
Average TCE daily rate	35,812	24,706	25,256	18,868	23,170

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended		Twelve Months Ended
	June 30,		December 31,
	2008	2007	2007	2006	2005
	(Dollars in thousands except per diem amounts)

Crew costs and other operating expenses	3,974	2,814	6,031	5,619	5,061
Ownership days	769	724	1,460	1,460	1,250
Daily vessel operating expense	5,168	3,887	4,130	3,849	4,049

(8)	Daily management fees are calculated by dividing total management fees expensed on vessels owned by ownership days for the relevant time period.

Critical Accounting Policies

The discussion and analysis of the sellers’ financial condition and results of operations is based upon their combined financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB, or IFRS. The preparation of those financial statements requires the sellers to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of their financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. The sellers have described below what they believe are the estimates and assumptions that have the most significant effect on the amounts recognized in their combined financial statements. These estimates and assumptions relate to useful lives of their vessels, valuation and impairment losses on vessels, and dry-docking costs because the sellers believe that the shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates resulting from changes in the supply of and demand for shipping capacity. In addition, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

Useful Lives of Vessels.  The sellers evaluated the periods over which their vessels were depreciated to determine if events or changes in circumstances had occurred that would require modification to their useful lives. In evaluating useful lives of vessels, the sellers review certain indicators of potential impairment, such as the age of the vessels. The sellers depreciated each of their vessels on a straight-line basis over its estimated useful life, which during the six months ended June 30, 2008 was estimated to be between 3 and 16 years. Newly constructed vessels were depreciated using an estimated useful life of 25 years from the date of their initial delivery from the shipyard. Depreciation was based on cost less the estimated residual scrap value.

Furthermore, the sellers estimated the residual values of their vessels to be $500.00 per lightweight ton as of June 30, 2008 as compared to $175.00 as of December 31, 2007, due to substantial increases in the price of steel. An increase in the useful life of a vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life was adjusted to end at the date such regulations become effective.

Valuation of Vessels and Impairment. The sellers originally valued their vessels at cost less accumulated depreciation and accumulated impairment losses. Vessels were subsequently measured at fair value on an annual basis. Increases in an individual vessel’s carrying amount as a result of the revaluation was recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reversed a revaluation decrease of the related asset. Decreases in an individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease were recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduced the amount accumulated in equity under the revaluation surplus. The fair value of a vessel was determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

The sellers consider this to be a critical accounting policy because assessments need to be made due to the shipping industry being highly cyclical, experiencing volatility in profitability, vessel values and fluctuation in charter rates resulting from changes in the supply of and demand for shipping capacity. In the current time the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

To determine whether there is an indication of impairment, we compare the recoverable amount of the vessel, which is the greater of the fair value less costs to sell or value in use. Fair value represents the market price of a vessel in an active market, and value in use is based on estimations on future cash flows resulting from the use of each vessel less operating expenses and its eventual disposal. The assumptions to be used to determine the greater of the fair value or value in use requires a considerable degree of estimation on the part of our management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used are: the determination of the possible future new charters, future charter rates, on-hire days which are estimated at levels that are consistent with the on-hire statistics, future market values, time value of money. Estimates are based on market studies and appraisals made by leading independent shipping analysts and brokers, and assessment by management on the basis of market information, shipping newsletters, chartering and sale of comparable vessels reported in the press and historical charter rates for similar vessels.

An impairment loss will be recognized if the carrying value of the vessel exceeds its estimated recoverable amount.

Dry-docking Costs.  From time to time the sellers’ vessels were required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that could not be performed while the vessels were in operation were generally performed (generally every 2.5 years). At the date of acquisition of a second hand vessel, management estimated the component of the cost that corresponded to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the sellers, and this component was depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

Results of Operations

Six months ended June 30, 2008 as compared to six months ended June 30, 2007

Revenues — Operating revenues for the six months ended June 30, 2008 were $28,227,000, an increase of $11,046,000, or 64.29%, over the comparable period in 2007. Revenues increased primarily as a result of improved time charter rates and a higher number of operating days. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $0 in the six months ended June 30, 2008 and $3,430,000 for the comparable period in 2007. Related party revenue decreased as a result of third party charterers completely replacing related party charterers.

Direct Voyage Expenses — Direct voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $759,000 for the six months ended June 30,2008, as compared to $60,000 for the comparable period in 2007, which represents an increase of 1,165%. This increase of $699,000 in direct voyage expenses primarily reflects increased bunkers expenses due to the inclusion of Davakis G. (delivered on May 20, 2008) fuel.

Crew Costs — Crew costs for the six months ended June 30, 2008 were $2,143,000, an increase of $800,000, or 59.6%, compared to the comparable period in 2007. This increase is primarily due to (a) salary increases which became effective as of January 1, 2008, (b) the addition of crew cost for the Davakis G, which was delivered on May 20, 2008, and (c) increased bonuses to the crews of certain vessels.

Management Fees — Related Party — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $535 for the six months ended June 30, 2008 and $535 for the six months ended June 30, 2007. Total management fees — related party for the six months ended June 30, 2008 totaled $411,000, as compared to $387,000 for the six months ended June 30, 2007. This increase of 6.2% was due to the increase in operating days in 2008 resulting from the delivery of the Davakis G on May 20, 2008.

Other Operating Expenses — Other operating expenses were $1,831,000 for the six months ended June 30, 2008, an increase of $360,000, or 24.5%, over $1,471,000 for the comparable period in 2007. Other operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased during the six months ended June 30, 2008, primarily due to increases in prices for these items and the addition of the Davakis G on May 20, 2008.

Depreciation — For the six months ended June 30, 2008, depreciation expense totaled $16,314,000, as compared to $6,260,000 for the comparable period in 2007, which represented an increase of $10,054,000, or 106.61%. This increase resulted from the higher carrying amount of the vessels because the vessels were revalued to a higher fair value at the end of fiscal 2007 and due to additional depreciation from the Davakis G delivered on May 20, 2008, partially reduced by lower depreciation charges of $1,053,000 in 2008 due to the increase in the estimated residual value of the vessels used in calculating depreciation from $175 to $500 per light-weight tonnage due to the increase in steel prices compared to 2007.

Operating Income — For the six months ended June 30, 2008, operating income was $6,769,000, which represents a decrease of $891,000, or 11.6%, compared to operating income of $7,660,000 for the comparable period in 2007. The primary reason for the decline in operating income was the increase in depreciation and amortization cost in the six months ended June 30, 2008 by $10,054,000, which amount was partially offset by the improvement in revenue by $11,046,000.

Net Finance Costs — Net finance cost for the six months ended June 30, 2008 was $978,000, which represents a decrease of $481,000, or 32.9%, compared to $1,459,000 for the comparable period in 2007. The net decrease in finance costs resulted primarily from the timing of repayments of the sellers’ loan outstanding during the six months ended June 30, 2007, as compared to June 30, 2008.

Net Profit — The net profit for the six months ended June 30, 2008 was $5,791,000, as compared to $6,201,000 for the comparable period in 2007. This decrease of $410,000, or 6.6%, is primarily due the increase in depreciation and amortization cost in the six months ended June 30, 2008 by $10,054,000, which amount was partially offset by the improvement in revenue for the six months ended June 30, 2008 by $11,046,000.

Year ended December 31, 2007 (“fiscal 2007”) as compared to year ended December 31, 2006 (“fiscal 2006”)

Revenues — Operating revenues for fiscal 2007 were $35,717,000, an increase of $9,370,000, or 35.6%, over fiscal 2006. Revenues increased primarily as a result of improved time charter rates and a higher number of operating days. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $3,420,000 in fiscal 2007 and $10,740,000 in fiscal 2006, a decrease of 68.2%. Related party revenue decreased as a result of third party charterers replacing related party charterers.

Direct Voyage Expenses — Direct voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $82,000 for fiscal 2007, as compared to $64,000 for fiscal 2006, which represents an increase of 28%. This increase of $18,000 in direct voyage expenses primarily reflects additional fuel consumed in positioning the M/V Hamburg Max for dry-docking. No vessels were in dry-dock during fiscal 2006.

Crew Costs — Crew costs for fiscal 2007 were $2,803,000, an increase of $26,000, of 0.9%, compared to fiscal 2006. This increase is primarily due to an increase in basic wages and crew signing-on expenses (including fees charged by the flag state for endorsement of seafarer certificates).

Management Fees — Related Party — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $535 in 2007 and $515 in 2006. Total Management fees — related party for fiscal 2007 totaled $782,000, as compared to $752,000 for fiscal 2006. This increase of 4% was mutually agreed for 2007 between the sellers and EST to offset increases in the overhead of EST.

Other Operating Expenses — Other operating expenses were $3,228,000 for fiscal 2007, an increase of $386,000, or 13.58%, over $2,842,000 for fiscal 2006. Other operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased in fiscal 2007 primarily due to increases in prices for these items (in particular an approximately 33% increase in the costs of lubricants) and repairs and maintenance to the M/V Hamburg Max.

Depreciation — For fiscal 2007, depreciation expense totaled $12,625,000, as compared to $6,567,000 for fiscal 2006, which represented an increase of $6,058,000, or 92.24%. This increase resulted from the higher carrying amount of the vessels because the vessels were revalued to a higher fair value at the end of fiscal 2006.

Impairment Reversal (Loss) — At year end the sellers adjust their vessels to fair value. During fiscal 2006, the sellers reversed an impairment loss associated with the value of each of the vessels amounting in total to $19,311,000. No such reversals were made by the sellers during fiscal 2007. The primary reason for the reversal of the impairment loss in fiscal 2006 was the increase in the fair value of the vessels in the year ended December 31, 2006. At December 31, 2006, due to changing market conditions, the fair value of the vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The remaining surplus of $25,119,000 was recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007, due to prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount again and a revaluation surplus of $129,265,000 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

Operating Income — For fiscal 2007, operating income was $16,197,000, which represents a decrease of $16,459,000, or 50.4%, compared to operating income of $32,656,000 for fiscal 2006. The primary reasons for the decline in operating income was the reversal of the impairment loss in fiscal 2006, which increased operating income by $19,311,000, and the increase in depreciation and amortization cost in fiscal 2007 by $6,058,000, which amounts were partially offset by the improvement in revenue during fiscal 2007 by $9,370,000.

Net Finance Costs — Net finance cost for fiscal 2007 was $2,837,000, which represents a decrease of $342,000, or 10.7%, compared to $3,179,000 fiscal 2006. The net decrease in finance costs resulted primarily from the reduction in the principal amount of sellers’ loan outstanding during fiscal 2007.

Net Profit — The net profit for fiscal 2007 was $13,360,000, as compared to $29,477,000 for fiscal 2006. This decrease of $16,117,000, or 54.67%, is primarily due to the reversal of the impairment loss in fiscal 2006 in the amount of $19,311,000 together with the increase in depreciation in fiscal 2007 by $6,058,000, which was partially offset by the increase in revenue during fiscal 2007 by $9,370,000.

Year Ended December 31, 2006 (“fiscal 2006”) as compared to year ended December 31, 2005 (“fiscal 2005”)

Revenues — Operating revenues for fiscal 2006 were $26,347,000, a decrease of $809,000, or 2.97%, over fiscal 2005. Revenues decreased primarily as a result of decreased charter rates and TCE, which decrease was partially offset by the increased number of operating days in fiscal 2006. The sellers acquired four vessels in fiscal 2005, and thus the vessels were not operated by the sellers for the full fiscal year. Revenue from Swiss Marine Services S.A., an affiliate of the sellers, amounted to $10,740,000 in fiscal 2006 and $10,140,000 in fiscal 2005, which represents an increase of 5.9%. Related party revenue increased as a result of increased operating days under the related party charters in fiscal 2006.

Direct Voyage Expenses — Direct voyage expenses totaled $64,000 for fiscal 2006, as compared to $139,000 for fiscal 2005, which represents a decrease of 53.95%. This decrease of $75,000 is due to the favorable (compared to market) fixed values at which the sellers repurchased fuel remaining on board the vessels at the time of their redeliveries to the sellers from time charterers.

Crew Costs — Crew costs for fiscal 2006 were $2,777,000, an increase of $801,000, of 40.53%, compared to fiscal 2005. This increase is primarily due to the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006 and thus the number of days the sellers paid crew wages.

Management Fees — Related Party — Management fees — related party represent a fixed fee per day for each vessel in operation paid to EST for technical management services. The fee per day amounted to $515 in 2006 and 2005. Total Management fees — related party for fiscal 2006 were $752,000, as compared to $644,000 for fiscal 2005. This increase of 16.77% resulted primarily from the increase in the number of ownership days from 1,250 in 2005 to 1,460 in 2006.

Other Operating Expenses — Other operating expenses were $2,842,000 for fiscal 2006, a decrease of $243,000, or 7.87%, over $3,085,000 for fiscal 2005. Other operating expenses decreased in fiscal 2006 primarily due to a charge of $716,000 in fiscal 2005 representing reimbursements to time charterers.

Depreciation — For fiscal 2006, depreciation expense totaled $6,567,000, as compared to $6,970,000 for fiscal 2005, which represented a decrease of $403,000, or 5.78%. This decrease resulted from the lower carrying amount of the vessels during 2006 because the fair value of the vessels had declined, and thus they were impaired as of December 31, 2005.

Impairment Reversal (Loss) — At December 31, 2006 due to changing market conditions, the fair value of vessels exceeded the carrying value by $44,430,000, and accordingly, an amount of $19,311,000 was recorded as an impairment reversal. The impairment loss of $19,311,000 was originally recorded as of December 31, 2005. The primary reason for the recording of the impairment loss was a decrease in the fair value of vessels in the dry bulk market generally, which caused a decrease in the fair value of sellers’ vessels. The sellers determined that the impairment loss should be reversed in fiscal 2006 when the market for dry bulk vessels rebounded. The remaining surplus of $25,119,000 is recorded as recognized income and expense under the caption “revaluation reserve” in the combined statement of changes in equity.

Operating Income — For fiscal 2006, operating income was $32,656,000, which represents an increase of $37,625,000, compared to an operating loss of $4,969,000 for fiscal 2005. The primary reasons for the improvement in operating income was in fiscal 2006 were the reversal of the impairment loss originally recorded in fiscal 2005, which increased operating income by $19,311,000 in fiscal 2006 as well as decreasing operating income by this same amount during fiscal 2005, and the absence of any other impairment losses during fiscal 2006.

Net Finance Cost — Net finance cost for fiscal 2006 was $3,179,000, which represents an increase of $811,000, or 34.2%, compared to $2,368,000 in fiscal 2005. The increase was primarily due to an increase in the LIBOR rate associated with the sellers’ long-term debt during fiscal 2006 and the higher principal balance of sellers’ long-term debt during all of fiscal 2006, which reflects the greater number of ownership days in fiscal 2006 compared to fiscal 2005.

Net Profit (Loss) — The net profit for fiscal 2006 was $29,477,000, as compared to a net loss of $7,337,000 for fiscal 2005. This improvement of $36,814,000 is primarily due to the reversal of the impairment loss in fiscal 2006, which loss was originally recorded in fiscal 2005, which reversal improved net income by $19,311,000, and the absence of any other impairment losses during fiscal 2006.

Liquidity and Capital Resources

The sellers’ principal sources of funds have been equity provided by their shareholders, operating cash flows and long-term borrowings. Their principal uses of funds have been capital expenditures to acquire and maintain their fleet, payments of dividends, working capital requirements and principal repayments on outstanding loan facilities. Based on current market conditions, the sellers expect to rely upon operating cash flows to fund their working capital needs in the near future. On May 20, 2008 and August 22, 2008, Hull KA 215 (Davakis G.) and Hull KA 216 (Delos Ranger), respectively were delivered to the sellers. Sellers do not anticipate any other capital expenditures in the foreseeable future due to the sale of these vessels to Seanergy on August 28, 2008.

Because the sellers are part of a larger group of companies in the shipping business associated with members of the Restis family, the sellers (other than the owners of the two newly built vessels) obtained, together with other affiliated companies as co-borrowers, a syndicated loan in the amount of $500,000,000 on December 24, 2004. The loan is allocated to each of the sellers (other than the owners of the two newly built vessels), among other affiliates of Lincoln Finance Corp., an affiliate of the sellers, based upon the acquisition cost of each vessel at the date of acquisition. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment due in March 2015 of $45,500,000 (which as of June 30, 2008 was $23,702,000). This debt was secured by a mortgage on each of the vessels, assignments of earnings, insurance and requisition compensation of the mortgaged vessel and is guaranteed by Lincoln Finance Corp. and Nouvelle Enterprises S.A., which is the sole shareholder of Lincoln. The sellers that own the second hand vessels used the syndicated loan to finance some or all of the acquisition costs of their respective vessels. As of June 30, 2008, December 31, 2007 and 2006, the long-term debt of the sellers represented the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales. The long-term debt applicable to the sellers as of June 30, 2008, December 31, 2007 and 2006 was $60,884,000, $48,330,000 and $49,774,000, respectively. We have not assumed any portion of this loan, and the sellers delivered the four vessels to us free and clear of all liens and encumbrances.

On December 24, 2004, certain of the sellers entered into memoranda of agreement with third parties pursuant to which they agreed to purchase the African Oryx f/k/a the M.V. Gangga Nagara, the African Zebra f/k/a the M.V. Handy Tiger, the Bremen Max f/k/a the M.V. Bunga Saga Satu and the Hamburg Max f/k/a the Bunga Saga Empat for a purchase price of $20.5 million, $14.0 million, $29.0 million and $32.0 million, respectively. The African Oryx, the African Zebra, the Bremen Max and the Hamburg Max were delivered to the respective sellers on April 4, 2005, January 3, 2005, January 26, 2005 and April 1, 2005, respectively.

On June 23, 2006, the sellers that own the two newly built vessels and a third vessel-owning company that is not one of the sellers, entered into a loan facility of up to $20,160,000 and a guarantee of up to $28,800,000 each to be used to partly finance and guarantee payment to the shipyard for the newly constructed vessels. The loan bears interest at variable rates (LIBOR plus a spread of 0.65%) and was repayable in full at the earlier of May 18, 2009 or the date the newly constructed vessels are delivered by the shipyard. This loan has been paid in full. We have not assumed any portion of this loan and the sellers delivered the two newly constructed vessels to us free and clear of all liens and encumbrances.

The sellers financed the purchase price of the vessels as follows:

Vessel	Financed(1)	Cash(2)

Africa Oryx	$13,851,850	$6,648,150
Africa Zebra	$9,459,800	$4,540,200
Bremen Max	$19,595,300	$9,404,700
Hamburg Max	$21,622,400	$10,377,600
Davakis G (ex. Hull No. KA 215)	$16,674,000	$7,146,000
Delos Ranger (ex. Hull No. KA 216)	$16,674,000	$7,146,000

(1)	Financed with the credit facilities described above.

(2)	Cash provided to the sellers by their shareholders.

The dry bulk carriers the sellers owned had an average age of 10.5 years as of June 30, 2008. For financial statement purposes, the sellers used an estimated remaining useful life as June 30, 2008 of between 3 and 16 years for its vessels other than the newly constructed vessels, which vessels life it estimated as 25 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use, which time period could well exceed the useful life estimate described above. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

Cash Flows

Operating Activities — Net cash from operating activities totaled $17,993,000 during the six months ended June 30, 2008, as compared to $4,094,000 during the comparable period in 2007. This increase reflected is primarily due to increased revenue as a result of improved time charter rates and higher operating days. Net cash from operating activities totaled $25,577,000 during fiscal 2007, as compared to $19,161,000 during fiscal 2006. This increase reflected primarily the increase in vessel revenues received in 2007. The decrease in net cash from operating activities from fiscal 2006 as compared to fiscal 2005, during which net cash from operating activities totaled $26,169,000, resulted primarily from a slight decrease in charter revenue during 2006 and the repayment of amounts due to related parties in 2006.

Investing Activities — The sellers used $21,499,000 of cash in investing activities during the six month period ended June 30, 2008 as compared to $5,534,000 used in investing activities during the comparable period in 2007. The increase was primarily a result of amounts paid under the vessel construction contracts for the two newly constructed vessels during the first six months of 2008, one of which was delivered and put into operation in May 2008. The sellers used $13,531,000 of cash in investing activities during fiscal 2007 as compared to $6,474,000 used in investing activities during fiscal 2006. The increase was primarily a result of amounts paid under the vessel construction contracts for the newly constructed vessels in fiscal 2007. The sellers used $86,711,000 of cash in investing activities during fiscal 2005, which related primarily to the purchase of four vessels.

Financing Activities — Net cash provided by financing activities during the six months ended June 30, 2008 was $7,646,000, which includes $12,812,000 of dividend payments to the shareholders of sellers and $9,081,000 of repayments of long term debt, offset by $7,904,000 of capital contributions and $21,635,000 of proceeds from long term debt used to finance vessel acquisitions. Net cash used in financing activities during fiscal 2007 was $13,471,000, which includes $15,932,000 of dividend payments to the shareholders of the sellers and $9,844,000 of repayments of long term debt, partially offset by capital contributions from the sellers’ shareholders of $3,905,000 and proceeds from long-term debt of $8,400,000. Net cash used in financing activities in fiscal 2006 was $11,248,000, which primarily reflects $11,838,000 of dividend payments to the shareholders of the sellers and $7,573,000 of repayments of long term debt, partially offset by capital contributions from the sellers’ shareholders of $8,163,000. Net cash provided by financing activities in fiscal 2005 was $60,549,000, which primarily reflects proceeds of borrowings of $55,070,000 used by the sellers to acquire four vessels and capital contributions from the sellers’ shareholders of $15,980,000, which was partially offset by $3,319,000 of dividend payments to the shareholders of the sellers and repayment of long-term debt of $7,182,000.

Quantitative and Qualitative Disclosures of Market Risk

Interest rate risk

The sellers’ long-term debt in relation to the four vessels and the new buildings bears an interest rate of LIBOR plus a spread of 0.875% and 0.65%, respectively. A 100 basis-point increase in LIBOR would result in an increase to the finance cost of $483,000 in the next year. The sellers have no further obligation, with respect to their long-term debt, in relation to the six vessels it sold to Seanergy in August and September 2008.

Foreign exchange risk

The sellers generated revenue in U.S. dollars and incurred minimal expenditures relating to consumables in foreign currencies. The foreign currency risk was minimal.

Inflation

The sellers did not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.

Capital Requirements

On May 20, 2008 and August 22, 2008, the Davakis G (Hull No. KA 215) and the Delos Ranger (ex. Hull No. KA 216), respectively, were delivered to the sellers. As of June 30, 2008, the capital commitment was approximately $11.8 million. The sellers did not anticipate any other capital expenditures during the year ended December 31, 2008 as these vessels had been sold to Seanergy on August 28, 2008.

Off-Balance Sheet Arrangements

As of December 31, 2007 and June 30, 2008, the sellers did not have off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following tables summarize the sellers’ contractual obligations as of December 31, 2007 and June 30, 2008. The sellers neither have capital leases nor operating leases.

	Payments Due by Period
		Less Than			More Than
December 31, 2007	Total	1 Year	1-2 Years	2-5 Years	5 Years
	(Dollars in thousands)

Long-term debt(1)	48,330	9,750	4,724	14,171	19,685
Management fees(2)	3,317	973	1,172	1,172	—
Capital commitments for vessel construction	30,840	30,840	—	—	—

Total obligations	82,487	41,563	5,896	15,343	19,685

	Payments Due by Period
		Less Than			More Than
June 30, 2008	Total	1 Year	1-2 Years	2-5 Years	5 Years
	(Dollars in thousands)

Long-term debt(1)	60,884	12,364	5,643	16,931	25,946
Management fees(2)	2,901	1,143	1,172	586	—
Capital commitment for vessel construction	11,820	11,820	—	—	—

Total obligations	75,605	25,327	6,815	17,517	25,946

(1)	The long-term debt has been repaid or reallocated as of the dates the vessels were delivered to Seanergy in August and September 2008.

(2)	EST provides management services in exchange for a fixed fee per day for each vessel in operation. These agreements are entered into with an initial three-year term until terminated by the other party. The amounts indicated above are based on a management fee of $535 dollars per day per vessel. This management fee agreement has been terminated as of the dates the vessels were delivered to Seanergy in August and September 2008.

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations were not yet effective for the year ended December 31, 2007 or the six months ended June 30, 2008, and have not been applied in preparing the sellers’ combined financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the sellers’ Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The sellers are evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the sellers capitalize borrowing costs directly attributable to the construction of the vessels and therefore the revised IAS 23 which will become mandatory for the sellers’ 2009 financial statements is not expected to have a significant effect.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the sellers’ 2008 financial statements, with retrospective application required. This standard does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the sellers’ 2008 financial statements. IFRIC 12 does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(v) IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the sellers’ 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the sellers’ 2008 financial statements, with retrospective application required. IFRIC 14 does not have an effect on the combined financial statements as it is not relevant to the sellers’ operations.

(vii) Revision to IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ’non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the sellers’ financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements: These versions were issued by IASB on January 10, 2008, which take effect on July 1, 2009. The main changes to the existing standards include: (i) minority interests (now called noncontrolling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with noncontrolling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the sellers.

(ix) Revision to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The sellers do not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR BET

The following management’s discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), included elsewhere in this prospectus, of BET. This discussion relates to the operations and financial condition of BET including its wholly owned subsidiaries prior to the time we acquired a 50% interest in BET. We control BET through our right to appoint a majority of the BET board of directors. Although, BET charters the vessels it owns and earns revenue from charter hire, as it did prior to the time we purchased a controlling interest in BET, we have chartered some of the vessels to different charterers on different terms than existed prior to our acquisition of a controlling interest in BET. The pre-acquisition expense structure of BET was also different from ours, as BET, which was a joint venture between Constellation and an affiliate of the Restis family, did not employ any executive officers or staff except crew on board each of its vessels. Certain vessel-related fees, such as management fees, will also vary from the amount that was previously paid by BET. As a result, BET’s financial statements and this discussion may not be indicative of what our historical results of operations would have been for the comparable periods had we owned a 50% interest in BET at that time. In addition, BET’s results of operations and financial condition may not be indicative of what our results of operations and financial condition might be in the future.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

General

BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 2006 under the laws of the Republic of the Marshall Islands, as a joint venture between Constellation and Mineral Transport.

The operations of BET’s vessels were managed by EST, which is an affiliate of members of the Restis family and which manages our other vessels. Following our acquisition of a 50% interest in BET, EST is continuing to manage BET’s vessels pursuant to a management agreement. EST provides BET with a wide range of shipping services. These services include, at a daily fee per vessel (payable monthly), the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of the vessels. Constellation Energy Commodities Group Limited, a company affiliated with Constellation, provided commercial brokerage services to BET and earned fees in connection with the charter of the vessels prior to our acquisition of an interest in BET. Following our acquisition of a 50% interest in BET, Safbulk Maritime is providing these services to BET pursuant to a brokerage agreement.

The following table details the vessels owned by BET:

Vessel Name	Dwt	Vessel Type	Built	Date of Delivery

BET Commander	149,507	Capesize	1991	December 17, 2007
BET Scouter	171,175	Capesize	1995	July 23, 2007
BET Fighter	173,149	Capesize	1992	August 29, 2007
BET Intruder	69,235	Panamax	1993	March 20, 2008
BET Prince	163,554	Capesize	1995	January 7, 2008

Important Measures for Analyzing BET’s Results of Operations

BET believes that the important non-GAAP/non-IFRS measures and definitions for analyzing its results of operations consist of the following:

•	Ownership days. Ownership days are the total number of calendar days in a period during which BET owned each vessel in its fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

•	Available days. Available days are the number of ownership days less the aggregate number of days that a company’s vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. Fleet utilization is determined by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason excluding scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	TCE. Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

Revenues

BET’s revenues were driven primarily by the number of vessels it operated, the number of operating days during which its vessels generated revenues, and the amount of daily charter hire that its vessels earned under charters. These, in turn, were affected by a number of factors, including the following:

•	The nature and duration of BET’s charters;

•	The amount of time that BET’s spent repositioning its vessels;

•	The amount of time that BET’s vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of BET’s vessels;

•	The levels of supply and demand in the dry bulk carrier transportation market; and

•	Other factors affecting charter rates for dry bulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A time charter trip and a period time charter or period charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses. Under both types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs. BET’s vessels were chartered on spot and period time charters during the six months ended June 30, 2009, and during fiscal 2008 and fiscal 2007.

A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE revenues are voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and that would otherwise be paid by a charterer under a time charter. Some companies in our industry believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of dry bulk carriers on time charter or on the spot market and presents a more accurate representation of the revenues generated by dry bulk carriers. BET’s average TCE rates for 2008 and 2007 were $32,604 and $13,622, respectively.

Vessel Operating Expenses

Vessel operating expenses include management fees, crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature. Some of these expenses are required, such as insurance costs and the cost of spares.

Depreciation

During the years ended December 31, 2008 and 2007 and the six months ended June 30, 2009, BET depreciated its vessels on a straight-line basis over their then remaining useful lives after considering the residual value of the vessels. The residual value for the six months ended June 30, 2009 was $265 per light weight tonnage and for fiscal 2008 was $500 per light weight tonnage and for fiscal year 2007 was $175 per light weight tonnage. The estimated useful lives as of June 30, 2009 were 25 years, based on an industry-wide accepted estimated useful life of 25 years from the original build dates of the vessels, for financial statement purposes. BET’s total costs associated with dry-docking and special surveys were deferred and amortized on a straight-line basis over a period of between two to five years.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require dry bulk shipping accordingly.

Principal Factors Affecting BET’s Business

The principal factors that affected BET’s financial position, results of operations and cash flows included the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and voyage costs, which were incurred in both U.S. dollars and other currencies, primarily Euros;

•	Cost of dry-docking and special surveys;

•	Depreciation expenses, which were a function of the cost, any significant post-acquisition improvements, estimated useful lives and estimated residual scrap values of sellers’ vessels;

•	Financing costs related to indebtedness associated with the vessels;

•	Fluctuations in foreign exchange rates; and

•	Impairment losses on vessels.

Performance Indicators

BET believes that the unaudited information provided below is important for measuring trends in its results of operations. The figures shown below are statistical ratios/non-GAAP/non-IFRS financial measures and definitions used by management to measure performance of the vessels. They are not included in financial statements prepared under IFRS.

	Six Months Ended	Twelve Months Ended
	June 30,	December 31,
	2009	2008	2007

Fleet Data:
Average number of vessels(1)	5	5.3	1.1
Ownership days(2)	905	1,937	397
Available days(3)	905	1,937	397
Operating days(4))	892	1,811	392
Fleet utilization(5)	98.6%	93.5%	98.71%
Average Daily Results:
Average TCE rate(6)	16,768	32,604	13,622
Vessel operating expenses(7)	5,997	6,196	7,091
Management fees(8)	799	1,002	1,111
Total vessel operating expenses	6,796	7,198	8,202

(1)	Average number of vessels is the number of vessels that constituted BET’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of BET’s fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of BET’s fleet over a period and affect both the amount of revenues and the amount of expenses that BET recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that BET’s vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent, or TCE, rates are defined as the time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

The following table is unaudited and includes information that is extracted directly from the financial statements, as well as other information used by BET for monitoring performance.

	Six Months
	Ended	Twelve Months Ended
	June 30,	December 31,
	2009	2008	2007
	(Dollars in thousands except per diem amounts)

Vessel revenues	17,481	61,027	5,362
Voyage expenses	2,524	1,981	22

Net operating revenues	14,957	59,046	5,340

Operating days	892	1,811	392
Average TCE daily rate	16,768	32,604	13,622

(7)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months
	Ended	Twelve Months Ended
	June 30,	December 31,
	2009	2008	2007
	(Dollars in thousands except per diem amounts)

Vessel operating expenses	5,427	12,001	2,815
Ownership days	905	1,937	397
Daily vessel operating expense	5,997	6,196	7,091

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

Critical Accounting Policies

The discussion and analysis of BET’s financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires BET to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. BET has described below what it believes are the estimates and assumptions that have the most significant effect on the amounts recognized in its financial statements. These estimates and assumptions relate to useful lives of its vessels, valuation and impairment losses on vessels, and dry-docking costs because BET believes that the shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates resulting from changes in the supply of and demand for shipping capacity. In addition, the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

Useful Lives of Vessels.  BET evaluated the periods over which its vessels were depreciated to determine if events or changes in circumstances had occurred that would require modification to their useful lives. In evaluating the useful lives of its vessels, BET reviewed certain indicators of potential impairment, such as the age of the vessels. BET depreciated each of its vessels on a straight-line basis over its estimated useful life, which during the year ended December 31, 2008 was estimated to be 25 years. Depreciation was based on cost less the estimated residual scrap value. Furthermore, BET estimated the residual values of its vessels to be $265, $500 and $175 per lightweight ton in fiscal years 2009, 2008 and 2007, respectively. An increase in the useful life of a vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life was adjusted to end at the date such regulations become effective.

Valuation of Vessels and Impairment.  BET originally valued its vessels at cost less accumulated depreciation and accumulated impairment losses. Vessels were subsequently measured at fair value on an annual basis. Increases in an individual vessel’s carrying amount as a result of the revaluation were recorded in recognized income and expense and accumulated in equity under the caption revaluation reserve. The increase was recorded in the statements of income to the extent that it reversed a revaluation decrease of the related asset. Decreases in an individual vessel’s carrying amount were recorded in the statements of income as a separate line item. However, the decrease was recorded in recognized income and expense to the extent of any credit balance existing in the revaluation reserve in respect of the related asset. The decrease recorded in recognized income and expense reduced the amount accumulated in equity under the revaluation reserve. The fair value of a vessel was determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics, without physical inspection of the vessel.

BET considers this to be a critical accounting policy because assessments need to be made due to the shipping industry being highly cyclical, experiencing volatility in profitability, vessel values and fluctuation in charter rates resulting from changes in the supply of and demand for shipping capacity. In the current time the dry bulk market is affected by the current international financial crisis which has slowed down world trade and caused drops in charter rates. The lack of financing, global steel production cuts and outstanding agreements between iron ore producers and Chinese industrial customers have temporarily brought the market to a stagnation.

To determine whether there was an indication of impairment, BET compared the recoverable amount of the vessel, which is the greater of the fair value less costs to sell or value in use. Fair value represents the market price of a vessel in an active market, and value in use is based on estimations on future undiscounted cash flows resulting from the use of each vessel less operating expenses and its eventual disposal. The assumptions to be used to determine the greater of the fair value or value in use required a considerable degree of estimation on the part of BET’s management team. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used were: the determination of the possible future new charters, future charter rates, on-hire days which were estimated at levels that are consistent with the on-hire statistics, future market values, and time value of money. Estimates were based on market studies and appraisals made by leading independent shipping analysts and brokers, and assessment by management on the basis of market information, shipping newsletters, chartering and sale of comparable vessels reported in the press and historical charter rates for similar vessels.

An impairment loss was recognized if the carrying value of the vessel exceeded its estimated recoverable amount, as was the case between December 31, 2008 and August 12, 2009, the date we acquired a 50% interest in BET.

Dry-docking Costs.  From time to time BET’s vessels were required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that could not be performed while the vessels were in operation were generally performed (generally every 2.5 years). At the date of acquisition of a second hand vessel, management estimated the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of BET, and this component was depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

Six months ended June 30, 2009 as compared to six months ended June 30, 2008

Vessel Revenues — Vessel revenues for the six months ended June 30, 2009 were $17,481,000, a decrease of $19,643,000, or 52.91%, from $37,124,000 for the six months ended June 30, 2008. Revenues decreased primarily as a result of the substantial decrease in hire rates we earned over this period, and the decrease in average number of vessels operated, due to the sale of the M/V BET Performer on July 10, 2008.

Direct Voyage Expenses — Voyage expenses, which include bunker expenses, port expenses, tugs, commissions and fees, and agents and fees, totaled $2,524,000 for the six months ended June 30, 2009, as compared to $1,880,000 for the six months ended June 30, 2008, which represents an increase of 34.26%. This increase of $644,000 in direct voyage expenses primarily reflects the increase in voyage charters in 2009 compared to 2008.

Crew Costs — Crew costs were $2,346,000 for the six months ended June 30, 2009, a decrease of $345,000, or 12.82%, over $2,691,000 for the six months ended June 30, 2008. These expenses decreased in the six months ended June 30, 2009 primarily due to the decrease in the number of fleet operating days.

Management Fees — Related Party — Management fees — related party were $723,000 for the six months ended June 30, 2009, a decrease of $277,000, or 27.7%, as compared to $1,000,000 for the six months ended June 30, 2008. Management fees — related party decreased in the six months ended June 30, 2009 primarily due to the decrease in the number of fleet days.

Other Operating Expenses — Other operating expenses were $3,081,000 for the six months ended June 30, 2009, a decrease of $594,000, or 16.16%, from $3,675,000 for the six months ended June 30, 2008. Other operating expenses include the costs of lubricants, stores and chemicals, repairs and maintenance, insurance and administrative expenses for the vessels. These expenses decreased in the six months ended June 30, 2009 primarily due to the decrease in the number of fleet operating days.

Depreciation — For the six months ended June 30, 2009, depreciation expense totaled $14,484,000, as compared to $21,200,000 for the six months ended June 30, 2008, which represented a decrease of $6,716,000 or 31.68%. This decrease is mainly attributable to the decrease in the average number of vessels and the lower depreciable asset base as a result of the impairment recognized at December 31, 2008.

Impairment Loss — During the six months ended June 30, 2009, due to changing market conditions, BET recorded an impairment loss of $64,440,000 associated with the value of each of the vessels. No such losses were incurred by BET during the six months ended June 30, 2008.

Results from Operating Activities — For the six months ended June 30, 2009, results from operating activities were a loss of $70,281,000, which represents a decrease of $76,959,000 compared to an operating profit of $6,678,000 for the six months ended June 30, 2008. The primary reasons for the decrease in the results from operating activities were the decrease in revenues described above and the impairment loss, which were only partially offset by the decreased crew costs, management fees, other operating expenses and depreciation.

Net Finance Income/(Costs) — Net finance income for the six months ended June 30, 2009 was $405,000 as compared to net finance costs of $2,371,000 for the six months ended June 30, 2008. The difference resulted primarily from the decreased interest rates in the first half of 2009.

Net (Loss)/Profit — The net loss for the six months ended June 30, 2009 was $69,876,000, as compared to a net profit of $4,307,000 for the six months ended June 30, 2008. This decrease of $74,183,000 is primarily due to the impairment loss of $64,604,000 recognized at June 30, 2009 and the substantially decreased hire rates.

Year ended December 31, 2008 (“fiscal 2008”) as compared to year ended December 31, 2007 (“fiscal 2007”)

Vessel Revenues — Vessel revenues for fiscal 2008 were $61,027,000, an increase of $55,665,000 or 1,038.1% over fiscal 2007. Revenues increased primarily as a result of the operation of three of BET’s vessels for an entire twelve months as compared to less than five months of operations and the addition of two additional vessels during fiscal 2008, offset by the loss of revenue generated by the BET Performer, which was sold on July 10, 2008 and which operated for three months during 2007.

Voyage Expenses — Voyage expenses, which include classification fees and surveys, fuel expenses, port expenses, tugs, commissions and fees, and insurance and other voyage expenses, totaled $1,981,000 for fiscal 2008, as compared to $22,000 for fiscal 2007, which represents an increase of 89%. This increase of $1,959,000 in direct voyage expenses primarily reflects the increase in vessels operated in 2008.

Vessel Operating Expenses — Vessel operating expenses were $13,942,000 for fiscal 2008, an increase of $10,686,000, or 328.19%, over $3,256,000 for fiscal 2007. Vessel operating expenses include the costs of chemicals and lubricants, repairs and maintenance, insurance and administration expenses for the vessels. These expenses increased in fiscal 2008 primarily due to the increase in the number of operating days.

Gain on Sale of Vessels — During fiscal 2008, BET recorded a gain on sale of vessels of $59,068,000 resulting from the sale of the BET Performer on July 10, 2008. During fiscal 2007, BET did not sell any vessels.

Impairment Loss — At December 31, 2008, BET adjusted its vessels to fair value. During fiscal 2008, due to changing market conditions, BET recorded an impairment loss, which included a revaluation reserve of $142,239,000 associated with the value of each of the vessels, amounting in total to $2,649,000. No such losses were incurred by BET during fiscal 2007.

Depreciation and Amortization — For fiscal 2008, depreciation and amortization expense totaled $41,824,000, as compared to $4,350,000 for fiscal 2007, which represented an increase of $37,474,000 or 861.47%. This increase resulted from the increase in the number of vessels operated in 2008.

Results from Operating Activities — For fiscal 2008, results from operating activities were $59,699,000, which represents an increase of $61,965,000, or 2,734.6%, compared to an operating loss of $2,266,000 for fiscal 2007. The primary reasons for the increase in the results from operating activities were the increase in revenues as described above and the gain on the sale of the BET Performer, offset by the increased vessel operating expenses and depreciation and amortization.

Net Finance Costs — Net finance cost for fiscal 2008 was $14,996,000, which represents an increase of $12,508,000, or 503%, compared to $2,488,000 fiscal 2007. The net increase in finance costs resulted primarily from the increase in loan principal outstanding under the BET loan facility.

Net Profit — The net profit for fiscal 2008 was $44,703,000, as compared to a net loss of $4,754,000 for fiscal 2007. This increase of $49,457,000, or 1,041%, is primarily due to the gain on sale of the BET Performer and the increase in vessel revenue offset by the increase in vessel operating expenses and depreciation and amortization.

Liquidity and Capital Resources

BET’s principal sources of funds have been equity provided by its shareholders, operating cash flows and long-term borrowings. Its principal uses of funds have been capital expenditures to acquire and maintain its fleet, payments of dividends, working capital requirements and principal repayments on outstanding loan facilities.

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%. On July 10, 2008, BET, through its wholly owned subsidiary, sold the BET Performer and paid an amount on the loan equal to $41,453,000, as required by the loan agreement.

The loan is repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $51,289,000, as these installment amounts were revised after the BET Performer sale. As of June 30, 2009, the outstanding loan facility was $142,472,000. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $44,062,262, respectively. The borrowers are required to deposit one-sixth of the next principal payment in a retention account each month to fund each semi-annual principal payment. Interest is due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

•	Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•	Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•	Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm’s length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay to the agent a restructuring fee of $286,198.91 and a part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.

Cash Flows

Six months ended June 30, 2009 as compared to six months ended June 30, 2008

Operating Activities — Net cash from operating activities totaled $3,111,000 during the six months ended June 30, 2009, as compared to net cash from operating activities of $19,372,000 during the six months ended June 30, 2008. This decrease is primarily attributable to the net loss of $69,876,000, which reflects the impairment loss of $64,604,000 recognized at June 30, 2009, and the substantial decline in hire rates.

Investing Activities — Net cash used in investing activities was $22,000 for the six months ended June 30, 2009 as compared to net cash used in investing activities of $96,552,000 in the six months ended June 30, 2008. This reflects the acquisition costs for the vessels M/V BET Prince and M/V BET Intruder in 2008.

Financing Activities — Net cash used in financing activities during the six months ended June 30, 2009 was $8,246,000, which includes $8,253,000 of repayments of long-term debt. Net cash provided by financing activities in the six months ended June 30, 2008 was $71,299,000, which reflects capital contributions from BET’s shareholders of $8,186,000 and proceeds from long-term debt of $63,113,000.

Fiscal 2008 compared to fiscal 2007

Operating Activities — Net cash from operating activities totaled $32,363,000 during fiscal 2008, as compared to net cash used in operating activities of $2,684,000 during fiscal 2007. This increase reflected primarily the increase in vessels’ revenue in fiscal 2008 compared to the prior year due to increased operations in the current year.

Investing Activities — Net cash from investing activities was $31,655,000 for fiscal 2008 as compared to net cash used in investing activities of $223,288,000 in fiscal 2007. This increase was primarily due to BET’s acquisition of three vessels in 2007 versus two vessels in 2008 and the sale of the BET Performer in 2008.

Financing Activities — Net cash used in financing activities during fiscal 2008 was $55,573,000, which includes $53,888,000 of dividend payments to the shareholders of BET and $59,858,000 of repayments of long-term debt, partially offset by proceeds from long-term debt of $73,500,000 and capital contributions from shareholders of $8,185,000. Net cash provided by financing activities in fiscal 2007 was $252,637,000, which reflects capital contributions from BET’s shareholders of $115,553,000 and proceeds from long-term debt of $148,500,000, partially offset by $11,416,000 of repayments of long-term debt.

Quantitative and Qualitative Disclosures of Market Risk

Interest rate risk

BET’s long-term debt in relation to its vessels bears an interest rate of LIBOR plus a spread of 0.75%. A 100 basis-point increase in LIBOR would result in an increase to the finance cost of $138,000 in the next year.

BET has entered into interest rate swap agreements denominated in U.S. dollars. The notional contract amount of the swaps at December 31, 2008 amounted to $130,000,000. The interest rate swap agreements mature over the next five years and have an average fixed swap rate of 3.46%. The swap agreements are classified as a financial instrument stated at their fair value since they do not qualify for hedge accounting.

Foreign exchange risk

BET generated revenue in U.S. dollars and incurred minimal expenditures relating to consumables in foreign currencies. The foreign currency risk was minimal.

Inflation

BET did not consider inflation to be a significant risk to direct expenses in the current and foreseeable future.

Capital Requirements

BET’s capital requirements include only the routine dry docking of its vessels. BET anticipates capital expenditures of $2.7 million for the BET Commander during the year ending December 31, 2009, which will be funded from its operations.

Off-Balance Sheet Arrangements

As of December 31, 2008, BET did not have off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table summarizes BET’s contractual obligations as of June 30, 2009 based on the contractual terms of the arrangements as modified by BET’s lenders. Based on the agreements, the table does not reflect any potential acceleration due to non-compliance with covenant terms. BET does not have any capital leases or operating leases.

	Payments Due by Period
		Less			More
		Than 1	1-2	2-5	Than 5
June 30, 2009	Total	Year	Years	Years	Years
	(Dollars in thousands)

Long-term debt	142,472	16,573	33,145	49,718	43,036
Interest on long-term debt	13,058	1,737	5,326	5,995	—
Management fees	8,518	1,350	2,785	4,383	—

Total obligations	164,048	19,660	41,256	60,096	43,036

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations were not yet effective for the year ended December 31, 2008, and were not applied in preparing BET’s financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by BET’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. BET is evaluating the impact of this standard on the financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, BET capitalize borrowing costs directly attributable to the construction of the vessels and therefore the revised IAS 23 which will become mandatory for BET’s 2009 financial statements is not expected to have a significant effect.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for BET’s 2008 financial statements, with retrospective application required. This standard does not have an effect on the financial statements as it is not relevant to BET’s operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for BET’s 2008 financial statements. IFRIC 12 does not have an effect on the financial statements as it is not relevant to BET’s operations.

(v) IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for BET’s 2009 financial statements, is not expected to have any impact on the financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for BET’s 2008 financial statements, with retrospective application required. IFRIC 14 does not have an effect on the financial statements as it is not relevant to BET’s operations.

(vii) Revision to IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’

ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ’non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on BET’s financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements: These versions were issued by IASB on January 10, 2008, which take effect on July 1, 2009. The main changes to the existing standards include: (i) minority interests (now called noncontrolling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with noncontrolling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on BET.

(ix) Revision to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. BET does not expect this standard to affect its financial statements as currently there are no share-based payment plans.

(x) IFRIC 15 — Agreements for the Construction of Real Estate: This interpretation is effective for annual periods beginning on or after January 1, 2009 and will not have any impact to the consolidated financial statements.

(xi) IFRIC 16 — Hedges of a Net Investment in a Foreign Operation: This interpretation is effective for annual periods beginning on or after October 1, 2008 and will not have any impact to the financial statements.

(xii) Reclassification of Financial Assets: Amendments to IAS 39 Financial Investments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosure: These amendments are applicable from July 1, 2008 prospectively. Furthermore, amendments have been made to IFRS 7 to ensure disclosure is made of the above reclassifications, which are also applicable from July 1, 2008 and will not have any impact to the consolidated financial statements.

(xiii) Eligible Hedged Items Amendment to IAS 39 Financial Instruments: Recognition and measurement: These amendments are applicable retrospectively for annual periods beginning on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

(xiv) IFRIC 17 — Distribution of Non-cash Assets to Owners: This interpretation is applicable prospectively for annual periods beginning on or after July 1, 2009. Retrospective application is not permitted and this IFRIC will not have any impact to the consolidated financial statements.

(xv) IFRIC 18 — Transfer of Assets from Customers: This interpretation should be applied prospectively to transfers of assets from customers received on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

INDEX TO UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Page

Unaudited Pro Forma Condensed Consolidated Statement of Operations of Seanergy Maritime Holdings Corp. and BET for the Year Ended December 31, 2008	100
Unaudited Pro Forma Condensed Consolidated Statement of Operations of Seanergy Maritime Holdings Corp. and BET for the Nine Months Ended September 30, 2009	102
Unaudited Conversion of BET Consolidated Statement of Operations from IFRS to US GAAP for the Six Months ended June 30, 2009	104
Unaudited Conversion of BET Consolidated Statement of Operations from IFRS to US GAAP for the Year Ended December 31, 2008	105
Unaudited Pro Forma Condensed Consolidated Statement of Operations of Seanergy Maritime Holdings Corp. and Subsidiaries and Restis Family Affiliated Vessels Acquired for the Year Ended December 31, 2008	107
Unaudited Conversion of Restis Family Affiliated Vessels Acquired Unaudited Condensed Combined Statement of Operations from IFRS to US GAAP for the Six Months Ended June 30, 2008	109

SEANERGY AND BET UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated statements of operations give pro forma effect to Seanergy’s acquisition of a 50% ownership interest in BET, which was completed on August 12, 2009. We control BET through our right to appoint a majority of the BET board of directors. The acquisition was accounted for under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair values.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma statement of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 as being indicative of the historical financial position and results of operations that would have been achieved had the business combination been consummated as of January 1, 2009 for the unaudited pro forma statement of operations for the nine months ended September 30, 2009 and as of January 1, 2008 for the unaudited pro forma statement of operations for the year ended December 31, 2008, respectively. See “Risk Factors,” “Consolidated Financial Statements” at December 31, 2008 and “Management’s Discussion and Analysis of Financial Condition and of Operations for Seanergy Maritime and Seanergy” at December 31, 2008.

The unaudited pro forma statement of operations for the nine months ended September 30, 2009 has been derived from (i) the unaudited (historical) statement of operations of Seanergy and its subsidiaries for the nine months ended September 30, 2009; (ii) the unaudited statement of operations of BET for the six months ended June 30, 2009 as converted to US GAAP from IFRS; and (iii) the unaudited statement of operations of BET for the period from July 1, 2009 to August 12, 2009. The unaudited pro forma statement of operations for the year ended December 31, 2008 has been derived from (i) the unaudited pro forma statement of operations for the year ended December 31, 2008, which had been derived from the unaudited combined statement of operations of the Restis family affiliated vessels acquired for the period January 1, 2008 to August 27, 2008 and from the consolidated (historical) statement of operations of Seanergy and its wholly acquired subsidiaries for the entire year ended December 31, 2008; and (ii) the unaudited statement of operations of BET for the year ended December 31, 2008 as converted to US GAAP from IFRS.

The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation and amortization expense.

Seanergy Maritime Holdings and Bulk Energy Transport (Holdings) Limited

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2008

	Seanergy
	Maritime
	After Giving
	Pro Forma
	Effect to the
	Acquisition			Pro Forma
	of the Restis			Including
	Family	Bulk		Fair Value
	Affiliated	Energy		Adjustments			Total
	Vessels(1)	Transport(2)		Debit	Credit		Pro Forma

Revenues:
Vessel revenue — related party	77,574	168					77,742
Revenue from vessels		60,859					60,859
Commissions — related party	(880)	—					(880)

Vessel revenue — related party, net	76,694	61,027					137,721

Expenses:
Direct voyage expenses	(954)	(1,981)					(2,935)
Vessel operating expenses	(9,160)	(12,001)					(21,161)
Voyage expenses — related party	(440)						(440)
Management fees — related party	(973)	(1,941)					(2,914)
General and administration expenses	(1,840)						(1,840)
General and administration expenses — related party	(1,012)						(1,012)
Depreciation	(29,427)	(23,119)			14,366	(3)	(38,180)
Amortization of deferred dry-docking costs	(605)	(1,843)					(2,448)
Goodwill impairment loss	(44,795)						(44,795)
Vessels’ impairment loss							—

Operating Income (Loss)	(12,512)	20,142					21,996

Gain on sale of vessels		57,222					57,222
Other Expenses:
Interest and finance costs	(7,121)	(16,094)					(23,215)
Interest and finance costs — shareholders	(838)						(838)
Interest income — money market funds	36	1,098					1,134
Foreign currency exchange gains (losses), net	(39)						(39)

Other Income (Expense)	(7,962)	(14,996)					(22,958)

Net Income (Loss)	(20,474)	62,368			14,366		56,260

Noncontrolling interest		(31,184	)(4)		(7,183)		(38,367)

Net Income/(Loss) attributable to Seanergy	(20,474)	31,184			7,183		17,893

Net Income (Loss) per common share (5)
Basic	(0.77)						0.68
Diluted	(0.77)						0.48
Weighted average common shares outstanding (5)
Basic	26,452,291						26,452,291

Diluted	26,452,291						37,252,037

Pro Forma Adjustments and Eliminations (In thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(1)	Derived from the consolidated results of Seanergy Maritime and its subsidiaries after giving pro forma effect to the acquisition of the Restis family affiliated vessels included elsewhere in this prospectus.

(2)	As reported under US GAAP. A controlling interest in BET was acquired by Seanergy. BET’s fleet consists of four Capesize vessels and one Panamax vessel.

(3)	To adjust depreciation expense based on the fair value of the vessels as of the date of acquisition.

(4)	To reflect noncontrolling interest of 50% ownership in BET.

(5)	The calculation of net income (loss) per common share is summarized below.

2008

Basic:
Net (loss) income	$17,893

Weighted average of common shares outstanding — basic	26,452,291

Net income (loss) per common share-basic	$0.68

Diluted:
Net (loss) income	$17,893

Weighted average of common shares outstanding — basic	26,452,291

Effect of dilutive common stock equivalents	10,799,746

Pro forma number of common shares outstanding — diluted	37,252,037
Net income (loss) per common share-diluted	$0.48

As of December 31, 2008, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options — common shares	1,000,000
Underwriters purchase options — warrants	1,000,000
Convertible note — to related party	2,260,000
Contingently-issuable shares — earn-out	4,308,075

Total	8,568,075

Seanergy Maritime Holdings and Bulk Energy Transport (Holdings) Limited

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Nine months ended September 30, 2009

		Bulk
	Seanergy	Energy	Pro Forma Including Fair Value Adjustments				Total Pro
	Maritime(1)	Transport(2)	Debit		Credit		Forma

Revenues:
Vessel revenue — related party	70,651	17,481			4,720	(3)	92,852
Revenue from vessels	1,887						1,887
Commissions — related party	(1,856)						(1,856)
Commissions	(20)	—	—		—		(20)

Vessel revenue — related party, net	70,662	17,481	—		4,720		92,863

Expenses:
Direct voyage expenses	(480)	(2,524)	639	(3)			(3,643)
Vessel operating expenses	(9,756)	(5,592)	1,195	(3)			(16,543)
Voyage expenses — related party	(841)						(841)
Management fees — related party	(1,078)	(723)	168	(3)			(1,969)
General and administration expenses	(3,083)						(3,083)
General and administration expenses — related party	(1,553)						(1,553)
Depreciation	(20,716)	(10,550)	763	(3)	5,560	(4)	(26,469)
Amortization of deferred dry-docking costs	(397)	(1,180)			1,180	(5)	(397)
Gain from acquisition	6,813	—	—		—		6,813

Operating Income (Loss)	39,571	(3,088)	2,765		11,460		45,178

Other Expenses:
Interest and finance costs	(6,270)	(1,953)	1,519	(6)			(9,742)
Interest and finance costs — shareholders	(386)						(386)
Interest income — money market funds	363	2,358			212	(3)	2,933
Foreign currency exchange gains (losses), net	(80)				7	(3)	(73)

Other Income (Expense)	(6,373)	405	1,519		219		(7,268)

Net income (loss)	33,198	(2,683)	4,284		11,679		37,910

Less: Net (Loss) Attributable to the Noncontrolling interest	67	—	2,356	(7)	—		2,289

Net Income attributable to Seanergy Maritime Holdings	33,265						35,621
Net Income per common share (8)
Basic	1.44						1.54
Diluted	1.13						1.22
Weighted average common shares outstanding (8)
Basic	23,109,073						23,109,073

Diluted	29,420,518						29,420,518

Pro Forma Adjustments and Eliminations (In thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(1)	Derived from the consolidated statement of operations of Seanergy Maritime Holdings Corp. and subsidiaries for the nine months ended September 30, 2009.

(2)	As reported under US GAAP for the six months ended June 30, 2009. A controlling interest in BET was acquired by Seanergy. BET’s fleet consists of four Capesize vessels and one Panamax vessel.

(3)	Represents the additional revenue, operating and other expenses for the BET Vessels operating from July 1, 2009 to August 12, 2009.

(4)	To adjust depreciation expense from January 1, 2009 to June 30, 2009 based on the fair value of the vessels as of the date of acquisition.

(5)	To eliminate amortization of dry-docking costs.

(6)	To adjust interest and finance costs, as if the increased margin was effective from January 1, 2009.

(7)	To reflect noncontrolling interest of 50% ownership in BET.

(8)	The calculation of net income per common share is summarized below.

Nine Months Ended
September 30, 2009

Basic:
Net (loss) income	$35,621

Weighted average of common shares outstanding — basic	23,109,073

Net income (loss) per common share-basic	$1.54

Diluted:
Net (loss) income	$36,007

Weighted average common shares outstanding	23,109,073

Effect of dilutive common stock equivalents	6,311,445

Pro forma weighted average number of common shares outstanding — diluted	29,420,518
Net income (loss) per common share-diluted	$1.22

Thus, as of September 30, 2009, securities that could potentially dilute basic EPS in the future that were included in the computation of diluted EPS as mentioned above are:

Contingently-issuable shares — earn-out	4,308,075

Total	4,308,075

As of September 30, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS are:

Private warrants	16,016,667
Public warrants	22,968,000
Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000

Total	40,984,667

Bulk Energy Transport (Holdings) Limited

Unaudited Condensed Consolidated Statement of Operations
Conversion From IFRS to US GAAP
For the Six Months ended June 30, 2009

	As	Adjustments to Convert				As Presented
	Reported	IFRS to US GAAP				under US
	under IFRS	Debit		Credit		GAAP
	(In thousands of U.S. dollars)

Revenue from vessels	17,481					17,481

Direct voyage expenses	2,524					2,524

	14,957					14,957

Operating expenses
Crew costs	2,346					2,346
Management fees — related party	723					723
Other operating expenses	3,081	165	(A1)			3,246
Impairment loss	64,604			64,439	(A4)	—
				165	(A1)
Depreciation expense	14,484			1,180	(A2)	10,550
				2,754	(A3)
Amortization of dry docking	—	1,180	(A2)			1,180

Total operating expenses	85,238	1,345		68,538		18,045

Operating income/(loss)	(70,281)	(1,345)		68,538		(3,088)

Other income (expense)
Interest income	2,358					2,358
Interest expense	(1,953)					(1,953)

Total other income (expense)	405					405

Net (loss)	(69,876)	(1,345)		68,538		(2,683)

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(A1)	To reclassify the impairment loss from charters to other operating expenses.

(A2)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(A3)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

(A4)	Reversal of impairment loss recorded for vessels in accordance with IFRS.

Bulk Energy Transport (Holdings) Limited

Unaudited Condensed Consolidated Statement of Operations
Conversion From IFRS to US GAAP
For the year ended December 31, 2008

	As	Adjustments to Convert				As Presented
	Reported	IFRS to US GAAP				Under US
	Under IFRS	Debit		Credit		GAAP
	(In thousands of U.S. dollars)

Revenue from vessels	60,859					60,859
Revenue from vessels — related party	168					168
	61,027					61,027

Direct voyage expenses	1,981					1,981

	59,046					59,046
Gain on sale of vessels	59,068	1,846	(A3)			57,222
Operating expenses
Crew costs	5,213					5,213
Management fees — related party	1,941					1,941
Other operating expenses	6,788					6,788
Impairment loss	2,649			2,649	(A4)	—
Depreciation expense	41,824			1,843	(A1)	23,119
				15,016	(A2)
				1,846	(A3)
Amortization of dry-docking	—	1,843	(A1)			1,843

Total operating expenses	58,415	1,843		21,354		38,904
Operating income	59,699					77,364
Other income (expense)
Interest income	1,098					1,098
Interest expense	(16,094)					(16,094)

Total other income (expense)	(14,996)					(14,996)

Net income	44,703	3,689		21,354		62,368

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(A1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(A2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

(A3)	To eliminate depreciation expense relating to the revaluation of the sold vessel recorded under IFRS.

(A4)	Reversal of impairment loss recorded for vessels in accordance with IFRS.

SEANERGY MARITIME HOLDINGS CORP. AND SUBSIDIARIES AND
RESTIS FAMILY AFFILIATED
VESSELS ACQUIRED

UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Accounting Treatment

Vessel Acquisition and Other Intangible Assets — The accompanying unaudited pro forma condensed consolidated statement of operations gives pro forma effect to Seanergy Maritime’s acquisition of its initial fleet from the Restis Family, which was completed on August 28, 2008. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition.

Dissolution and Liquidation — Upon the dissolution and liquidation of Seanergy Maritime on January 27, 2009, Seanergy Maritime distributed to each holder of shares of common stock of Seanergy Maritime one share of Seanergy common stock for each share of common stock of Seanergy Maritime.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with US GAAP and include the results of operations of Seanergy for the full year and its wholly acquired subsidiaries and results of operations and cash flows from August 28, 2008 (the date of the completion of the business combination) to December 31, 2008.

The following unaudited pro forma statement of operations for the year ended December 31, 2008 has been prepared assuming that the business combination had occurred on January 1, 2008.

The unaudited pro forma statement of operations for the year ended December 31, 2008 is for illustrative purposes only. You should not rely on the unaudited pro forma statement of operations for the year ended December 31, 2008 as being indicative of the historical financial position and results of operations that would have been achieved had the business combination been consummated as of January 1, 2008. See “Risk Factors,” “Consolidated Financial Statements” at December 31, 2008 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy” at December 31, 2008.

The pro-forma adjustments primarily relate to revenue and operating expenses, vessel depreciation, interest income and interest expense, as if the business combination had been consummated as of January 1, 2008, assuming that the used vessels were fully operating under effective contracts as from acquisition date and effective historical revenues under Restis’ family management and assuming that each new building started operations as from the delivery date in 2008. Impairment of goodwill was assumed to be the same as recorded in the consolidated financial statements.

The unaudited pro forma statement of operations for the year ended December 31, 2008 has been derived from the unaudited combined statement of operations of the Restis family affiliated vessels acquired for the period January 1, 2008 to August 27, 2008 and from the consolidated (historical) statement of operations of Seanergy and its wholly acquired subsidiaries for the entire year ended December 31, 2008.

Seanergy Maritime Holdings Corp. and Subsidiaries and Restis Family Affiliated Vessels Acquired

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2008

		Restis Family
		Affiliates
		Initial Fleet
	Seanergy Maritime	Acquired From	Pro Forma Adjustments and
	Holdings Corp. and	Affiliates	Eliminations				Total
	Subsidiaries (Note A)	(Note B)	Debit		Credit		Pro Forma

Revenues:
Vessel revenue — related party	35,333	28,227			14,014	(1)	77,574
Commissions — related party	(880)	—					(880)

Vessel revenue — related party, net	34,453	28,227					76.694

Expenses:
Direct voyage expenses	(151)	(759)	(44	)(1)			(954)
Vessel operating expenses	(3,180)	(3,974)	(2,006	)(1)			(9,160)
Voyage expenses — related party	(440)	—					(440)
Management fees — related party	(388)	(411)	(159	)(1)			(973)
			(15	)(2)
General and administration expenses	(1,840)	—					(1,840)
General and administration expenses — related party	(430)	—	(582	)(3)			(1,012)
Depreciation	(9,929)	(4,779)	(14,719	)(4)			(29,427)
Amortization of dry-docking	—	(605)					(605)
Goodwill impairment loss	(44,795)	—					(44,795)
Vessels’ impairment loss	(4,530)	—			4,530	(5)	—

Operating income (loss)	(31,230)	17,699					(12,512)
Other expenses, net:
Interest and finance costs	(3,895)	(1,014)	(243	)(6)	1,014	(7)	(7,121)
			(1,814	)(8)
			(1,110	)(9)
			(59	)(10)
Interest and finance costs — shareholders	(182)	—	(656	)(11)			(838)
Interest income — money market funds	3,361	36	(3,361	)(12)			36
Foreign currency exchange gains (losses), net	(39)	—					(39)

	(755)	(978)					(7,962)

Net (loss) income	(31,985)	16,721					(20,474)

Pro Forma Adjustments (in thousands of U.S. dollars, except for share and per share data, unless otherwise noted):

(1)	Represents the additional revenue and direct vessel operating expenses for the vessels operating from July 1, 2008 to August 28, 2008.

(2)	To record increase in management fees per the management agreement dated May 20, 2008 of Euro 416 (US$549 at March 27, 2009) per day for the first year of the agreement. (New daily fee of $549 less former daily fee of $535, times 241 days, times 4 vessels, plus new daily fee of $549 less former daily fee of $535, times 100 days for a vessel put into operation on May 20, 2008). The sixth vessel was placed into operation on August 28, 2008.

(3)	Rental expense for the period January 1, 2008 to November 16, 2008.

(4)	To record additional depreciation expense with respect to the four vessels in operation from January 1, 2008, as a result of the step-up in basis related to the purchase of the vessels. One newly built vessel was put into operation on May 20, 2008 and one newly built vessel put into operation on August 28, 2008 and therefore depreciation has been recorded from the delivery date until August 28, 2008.

(5)	Vessel impairment would not arise after giving effect to Note (4) above, as the fair market value of the impaired vessel would be greater than its carrying value.

(6)	To record amortization of deferred loan facility arrangement and underwriting fees based on provisions of the facility agreements ($2,550 / 84 mo X 8 mo).

(7)	To eliminate, effective January 1, 2008, interest expense on indebtedness of the Restis family affiliates to be acquired that was repaid pursuant to the agreements.

(8)	To record interest expense on the 7 year Marfin term loan facility as if it had been in place from the beginning of the period presented. Pursuant to the term loan facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin, as defined in the agreement. For calculation purposes, the LIBOR rate at March 27, 2009 of 1.23% per annum, plus a margin of 1.75% was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $256 during the twelve month period.

(9)	To record interest expense on the 7 year Marfin revolving facility as if it had been in place from the beginning of the period presented. Pursuant to the revolving facility, interest is calculated based upon the 3 month LIBOR rate, plus an applicable margin of 2.25%, as defined in the agreement. For calculation purposes, the LIBOR rate at March 27, 2009 of 1.23% per annum was utilized. For each 1/8 percentage point change in the annual interest rate charged, the resulting interest expense would change by $192 during the twelve month period.

(10)	To record commitment fee on 7 year revolving facility at 0.25% per annum, payable quarterly in arrears, on the un-drawn revolving facility amount. These pro formas are based upon the assumption that operations are sufficient to fund working capital and dividend payment needs and any drawdown on the revolving facility will be for the purpose of funding the redemption of common stock. ($90,000 — $54,845) X 0.25% / 12 mo X 8 mo = $59.

(11)	To record interest expense on the unsecured convertible note payable to Restis family as if it had been in place from the beginning of the period presented. Interest at 2.9% per annum is due at maturity, in two years. Additionally, an arrangement fee of $288 is due at maturity and note prepayment is not permitted. ($28,250 X 2.9% / 12 mo X 8 mo + $288 / 21 mo X 8 mo = $656)

(12)	To eliminate interest income earned on funds held in trust.

Pro Forma Notes (in thousands of U.S. dollars, except for share and per share data, unless otherwise noted):

(A)	Derived from the consolidated statement of operations of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2008.

(B)	Six vessels owned by the following Restis Family Affiliates were acquired by Seanergy: Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. Two of the six vessels are newly-built, delivered and put into service in May and August 2008, respectively.

Restis Family Affiliated Vessels Acquired

Unaudited Condensed Combined Statement of Operations
Conversion From IFRS to US GAAP
Six Months Ended June 30, 2008

	As	Adjustments to Convert				As Presented
	Reported	IFRS to US GAAP				Under US
	Under IFRS	Debit		Credit		GAAP
	(In thousands of U.S. dollars)

Revenue from vessels	28,227					28,227
Direct voyage expenses	(759)					(759)

	27,468					27,468

Operating expenses
Crew costs	2,143					2,143
Management fees — related party	411					411
Other operating expenses	1,831					1,831
Depreciation expense	16,314			605	(1)	4,779
				10,930	(2)
Amortization of dry-docking	—	605	(1)			605

Total operating expenses	20,699					9,769

Operating income	6,769					17,699

Other income (expense)
Interest income	36					36
Interest expense	(1,014)					(1,014)

Total other income (expense)	(978)					(978)

Net income	5,791					16,721

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(1)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.

(2)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.

Note:

These adjustments represent only certain significant adjustments from IFRS to US GAAP and may not capture full conversion to US GAAP.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

The information and data contained in this proxy statement relating to the global shipping industry has been provided by Clarkson Research Services Limited (“Clarkson Research”) and is taken from Clarkson Research’s database and other sources. We do not have any knowledge that the information provided by Clarkson Research is inaccurate in any material respect. Clarkson Research has advised that: (i) some information in Clarkson Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarkson Research’s database; and (iii) while Clarkson Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Dry Market Overview

Shipping is a global industry and its prospects are closely tied to the level of economic activity in the world. The maritime shipping industry is fundamental to international trade, because it is the only practicable and cost-effective means of transporting large volumes of many essential commodities and finished goods. Dry bulk shipping is the primary means of transporting large amounts of raw materials necessary for many basic industries and the development of global infrastructure. Shipping markets are highly competitive, and ship charter hire rates are very sensitive to changes in demand for and supply of capacity, and are consequently volatile.

The four largest segments in the shipping industry are tankers, which carry such cargo as crude oil and petroleum products; bulk carriers, which carry iron ore, coal and grain; containerships, which carry only containers; and gas tankers, which carry mostly liquefied petroleum gas (“LPG”) and liquefied natural gas (“LNG”). According to figures as at September 2009, total annual world seaborne trade in 2008 reached over 8.0 billion metric tonnes, of which dry bulk cargoes accounted for over 3.0 billion metric tonnes. However world seaborne trade in 2009 is expected to contract, as is dry bulk trade. The following table illustrates the evolution of the various categories of cargoes that comprise world seaborne trade.

	World Seaborne Trade
					% Change	CAGR	CAGR
Million Tonnes	1998	2003	2008(e)	2009(f)	2008-2009	2003-2008	1998-2008

Crude Oil	1,585	1,770	1,964	1,920	(2.3)%	2.1%	2.2%
Oil Products	503	607	799	776	(2.8)%	5.6%	4.7%
Major Dry Bulk	1,186	1,487	2,077	2,052	(1.2)%	6.9%	5.8%
Minor Dry Bulk	719	815	988	935	(5.3)%	3.9%	3.2%
Container	503	805	1,318	1,198	(9.1)%	10.4%	10.1%
LPG & LNG	120	161	215	231	7.4%	5.9%	6.0%
Other	815	925	795	767	(3.5)%	(3.0)%	(0.2)%

Total	5,430	6,571	8,157	7,880	(3.4)%	4.4%	4.2%

Source: Clarkson Research, October 2009. Average percentage growth based on 1998-2008. 2008 figures estimated.

The world internationally trading cargo ship fleet (as detailed in Clarkson Research’s “Shipping Intelligence Weekly”) comprised at the start of September 2009 approximately 54,586 ships with a total capacity of approximately 1,208.9 million deadweight tonnes (“DWT”). This included 7,131 bulk carriers (of 10,000 DWT and above). Measured by DWT, at the beginning of September 2009, the capacity of the world cargo ship orderbook (the number of confirmed shipbuilding contracts for newbuilding vessels to be delivered into the market) was equal to 42.8% of the existing world fleet. The orderbook included 3,288 bulk carriers (of 10,000 DWT and above) totaling 287.2 million DWT, equivalent to an historically high 65.2% of the existing dry cargo fleet (in terms of DWT).

Demand is affected by world and regional macro- and micro-economic and political conditions. The demand for seaborne transportation also depends on the distance over which the cargo is shipped. The demand for seaborne transportation is often expressed in tonne-miles, which is calculated by multiplying (a) the volume of cargo transported, by (b) the distance over which this cargo is transported. For example, a tonne of iron ore transported from Brazil to China generates just over three times the demand for shipping capacity as the transportation of a tonne of iron ore from Western Australia to China. This distance effect is known as the “average haul” of the trade. Demand for shipping services is measured in billions of “tonne-miles”, which is the tonnage of cargo transported over the average haul distance for that trade. Major dry bulk commodities consist of iron ore, coal, grain, bauxite/alumina and phosphate rock. Minor bulk commodities cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt.

Supply is determined by the size of the existing fleet as measured by cargo carrying capacity. Supply is increased primarily as a result of deliveries of newbuildings from the orderbook, but can also include vessels converted into the fleet. At present, the global orderbook is historically large, principally as a result of a boom in dry bulk rates over the course of the second half of 2007 and first half of 2008, which took the earnings of bulk carriers to previously unseen levels. Over the past twelve months, an increasing number of delays and cancellations of shipyard orders have been reported. This is caused by technical problems at shipyards and the financial problems of shipowners and problems in securing finance. It is still expected that a sizeable quantity of new vessels to be delivered into the fleet in the coming years.

Removals from the fleet decrease supply and take the form of scrapping and casualties. The level of scrapping activity is affected by, among other factors, current and expected charter rate conditions, scrap prices, the age profile of the fleet, and the levels of secondhand values in relation to scrap values, as well as operating, repair and survey costs and the impact of regulations.

Finally, supply is a function of the operating efficiency of the fleet. Quantifying this is difficult, as it includes numerous external factors, over which ship owners have no control. These include armed conflicts, canal closures, port operational difficulties such as loading equipment breakdowns, and hinterland problems such as disruption to communications due to flooding. Another increasingly important factor in the fleet’s operating efficiency is port congestion, which occurs when demand for commodity shipments from a particular load area exceeds the available port throughput capacity. The above are relatively short-term in outlook. Long-term external factors affecting supply include development in international trade patterns. Longer loaded voyages may result in longer ballast (empty) voyages to return the ship to the load area.

Given the highly competitive nature of the charter market, it is primarily the existing supply/demand balance for sea transportation capacity that drives charter rates for bulk carriers. As well as this, other factors, such as the type of charter, a vessel’s specification and market sentiment can affect the rate paid for a charter. This can result in vessel charter hire rates demonstrating a marked volatility in relatively short spaces of time.

There is also an active derivatives market in the dry bulk sector, which applies the concept of ‘swapping’ financial risk in Forward Freight Agreements (FFAs). FFAs have enjoyed substantial growth since their inception in 1991, particularly in the Panamax and Capesize sectors.

Dry Bulk Demand

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. The world seaborne trade in dry bulk cargoes has grown strongly in recent years. It increased from approximately 1.9 billion tonnes in 1998 to an estimated 3.1 billion tonnes in 2008, equivalent to a compound annual growth rate of 5.0%. Moreover, this growth in trade has accelerated over the last five years: between 2003 and 2008, the compound average growth rate reached 6.1%. In 2009 however, trade is expected to contract as a result of slowing economic activity across the world.

In broad terms, dry bulk cargo is categorized into either major or minor bulks. Major bulk commodities consist of iron ore, coal, grain, bauxite/alumina and phosphate rock. Together, these commodities form the majority of the seaborne dry bulk trade, especially for the larger ship sizes. Global seaborne trade in the five major bulks surpassed 2.0 billion tonnes for the first time during 2008, after an estimated 1.98 billion tonnes of trade in 2007. Buoyed by continued strong Chinese demand, the seaborne trade in iron ore grew 8% year-over-year to 843 million tonnes in 2008. The coal and grain trades also grew strongly in 2008. Despite infrastructure problems at both mines and ports, particularly in Australia, the seaborne trade in coal grew 3% year-over-year to 795 million tonnes. Turning to grain, trade grew 6% year-over-year to 322 million tonnes in 2008. However, given the current global financial crisis, it is unlikely that this growth will continue. Indeed, the seaborne trade in dry bulk cargo is expected to decline in 2009. Current estimates suggest that on the back of falling demand, the seaborne trade of the five major bulks will contract by 1% in 2009. Only the seaborne trade in iron ore is anticipated to show overall year-over-year growth in 2009. This is entirely due to Chinese demand for the commodity. Whilst demand for iron ore in all other importing countries has fallen sharply in the year-to-date, Chinese demand has increased dramatically. It is estimated that China will import a total of 571 million tonnes of iron ore in 2009, up 29% year-over-year. If this is realized, it will be the largest annual percentage increase in Chinese iron ore imports since 2005.

Seaborne Global Dry Bulk Trade

Source: Clarkson Research, October 2009

Minor bulk commodities cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt. Much of this trade takes place in the smaller-sized vessels, particularly Handysize vessels. Similar to the trade in the major bulks, trade in minor bulks is expected to decline fairly substantially in 2009. It is currently projected to decrease by more than 5% over the course of 2009 to reach approximately 0.94 billion tonnes.

Seaborne Minor Bulk Trade

Source: Clarkson Research, October 2009

The seaborne dry bulk trade is closely influenced by the underlying demand for these commodities, particularly those necessary for, and products of, the steel industry. This in turn is dependent on the level of economic activity and the overall health of the global economy. In general terms, when the global economy experiences an upswing, so the demand for shipping increases. Equally, trade growth will typically slow in the event of an economic downturn. Until 2008, dry bulk demand benefited from the recent expansion in industrial production in Asia, particularly China. This is illustrated in the following graph.

World Industrial Production

Source: Clarkson Research, October 2009

According to the International Monetary Fund (IMF), Chinese Gross Domestic Product (GDP) grew an average of 9.4% per year between 1997 and 2007, which was more than four times the growth of the Euro area economies (2.2%) and three times higher than US growth during this period (3.0%). However over the past two years, industrial activity has contracted dramatically globally, although contraction in China has been more limited. After growing 9.0% in 2008, Chinese GDP growth is currently forecast by the IMF to total 8.5% in 2009. This compares to anticipated contractions of 4.2% in the Euro area economies and 2.7% in the United States.

As global dry bulk trade has developed, the relative importance of the Asia-Pacific region as a key driver of the growth in that trade has increased, in part reflecting the globalization of trade and outsourcing of the manufacturing process. As the table below on trade in selected major bulk commodities illustrates, total cargo growth in iron ore, coal and grain (without adjustment for grain crop years) between 1995 and 2008 was approximately 894 million tonnes. The Asia-Pacific region accounted for 79.6% of that increase, growing by 711 million tonnes over the period. Significantly, in 2008, the Asia-Pacific region represented 65.5% of the world’s seaborne trade in such cargo.

	Global Seaborne Dry Bulk Imports
Million Tonnes	1990	1995	2000	2005	2008(e)	2009(f)	CAGR (1990-2009)

Iron Ore	347	402	447	658	843	847	4.8%
Asia Pacific	180	218	265	475	653	726	7.6%
Western Europe	135	136	129	122	121	70	(3.4)%
Rest of World	32	48	53	61	69	51	2.4%
Coal	329	399	516	688	795	777	4.6%
Asia Pacific	164	221	299	409	509	516	6.2%
Western Europe	132	133	152	183	186	170	1.3%
Rest of World	33	45	65	95	101	91	5.4%
Grain	197	182	212	212	239	248	1.2%
Asia Pacific	67	79	69	73	68	68	0.1%
Western Europe	6	6	7	11	28	12	3.7%
Rest of World	123	98	136	128	144	167	1.6%

Total	873	984	1,175	1,557	1,877	1,871	4.1%
Asia Pacific	411	518	633	958	1,230	1,310	6.3%
Western Europe	273	275	288	315	334	253	(0.4)%
Rest of World	189	191	254	284	314	309	2.6%

Source: Clarkson Research, October 2009. CAGR based on 1990-2009. 2008 figures estimated and 2009 figures are forecasts.

Chinese demand is the main driver behind this rapid growth in Asian-Pacific demand. Over the course of the last decade, the growth of the Chinese economy has spurred a rapid industrialization which has required large quantities of raw materials. This is most evident in the rapid growth of China’s domestic steel industry and their ensuing demand for iron ore. In 2008, China imported a total of 442.5 million tonnes of iron ore. Despite import levels falling in 4Q 2009 in response to the global financial crisis, Chinese imports still equated to approximately 52% of all global seaborne trade in iron ore in 2008 (compared to around 16% in 2000). Chinese iron ore imports have grown by double digits in each year since the millennium. Moreover, this trend looks likely to continue in 2009. In the first eight months of 2009, China imported 405.2 million tonnes, up 32% on the same period in 2008. This has been the result of record monthly import levels, which peaked in July 2009 at 52.1 million tonnes (compared to 39.6 million tonnes in July 2008). However, the latest available statistics show that although it remains historically robust, there was a sharp decline in the amount of iron ore imported after July 2009. For example, in August 2009, 49.7 million tonnes were imported, down 14% month-over-month (but still up 33% on the same month last year). Development in Chinese iron ore imports will be important for the dry bulk market and will depend on the future developments in the Chinese economy and specifically domestic steel production.

Chinese Iron Ore Imports

Source: Clarkson Research, October 2009

Turning to other commodities, Chinese seaborne imports of coal have also risen dramatically in 2009. In the first eight months of 2009, China imported an estimated 73.9 million tonnes of coal, up from 39.2 million tonnes in full year 2008. Similarly, China’s share of seaborne imports of a variety of minor bulks have also increased in recent years as a result of its industrialization, in particular those, such as pig iron and manganese ore, which have a role to play in the steel making process. They are also the world’s largest importer of soybeans, accounting for approximately 45% (37.4 million tonnes) of the total seaborne trade in this commodity in 2008.

Chinese Dry Bulk Imports

Source: Clarkson Research, October 2009

In light of this, China is the primary driver behind the dry bulk carrier market. The continued future health of seaborne dry bulk market is dependent on the continued positive performance of the Chinese economy, or alternatively, on the emergence of other developing economies as a major source of world demand for raw materials. Developing countries which could prove to be sources of future demand include Brazil, Vietnam and India. On the whole, India’s economy has performed well in recent years. Between 2002 and 2004, India’s GDP grew by an average of 6.4% per annum; this accelerated to 9.4% between 2005 and 2007. Although growth has slowed notably since the onset of the financial crisis, the latest IMF forecast still suggests that it will grow by 5.4% in 2009. Recent developments seem to support this position: India’s economy expanded 6.1% year-over-year in 2Q 2009. This strength is reflected in the dry bulk market. Indian imports of iron ore, coal and grain totalled 23.4 million tonnes in 2002; by 2008 this figure had risen to 64.8 million tonnes. Unlike China where iron ore constitutes the major source of import growth, the majority of this growth was due to an increase in coal imports, which grew almost three-fold between 2002 and 2008 to 64.7 million tonnes.

Indian Dry Bulk Imports

Source: Clarkson Research, October 2009

The demand for seaborne transportation also depends on the distance over which the cargo is shipped. The distance over which the various dry bulk commodities are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and consumption and their relative growth rates, as well as by changes in regional prices of raw materials and products such as coal, grain, and steel products. The iron ore and coal trades mostly originate from the southern hemisphere (primarily Australia, South Africa and Brazil) and some regions around the equator (Indonesia, India and Venezuela) with destinations in the northern hemisphere (Europe, China and Japan). The grain trades are less north-south focused, largely due to the dominating influence of the United States, which exports over half of the world’s seaborne grain. The main grain exporting countries are the United States, Australia, Argentina, Canada and the countries of the European Union, and the major importing regions are Europe, Africa, the Far East and the Middle East. The group of minor bulk commodities covers a wide and extremely varied set of commodities, and an equally varied set of origins and destinations.

Subsequently, the demand for seaborne transportation is often expressed in billions of tonne-miles, which is calculated by multiplying (a) the volume of cargo transported, by (b) the distance over which this cargo is transported. The graph below shows estimated tonne-mile demand.

Seaborne Global Dry Bulk Trade

Source: Fearnleys, Clarkson Research, October 2009

Dry Bulk Supply

Bulk carrier vessels are generally divided into four major vessel types based on carrying capacity as illustrated in the following table.

Major Dry Bulk Vessel Types
Class of	Cargo Capacity	Number of
Bulker	(DWT)	Vessels(1)	Orderbook	Typical Use

Capesize	Over 100,000	896	799	Long haul iron ore and coal transportation for use in the steel industry and power stations.
Panamax(2)	From 60,000 to 99,999	1,605	733	Typically carries coal and grain as well as a number of industrial metals such as alumina/bauxite. Also involved in iron ore and minor bulk trades.
Handymax(3)	From 40,000 to 59,999	1,801	896	Primarily employed to carry steel and forest products, grain, coal, cement, fertilizer, sugar and minerals.
Handysize	From 10,000 to 39,999	2,833	860	Carries a variety of bulk cargo, often on short haul trades.

Source: Clarkson Research, October 2009.

Note 1: Excludes combination carriers and Great-Lakes-only vessels, and only includes vessels over 10,000 DWT.

Note 2: Includes post-Panamax vessels.

Note 3: Includes Supramax vessels.

In broad terms, the supply of bulk carriers is primarily a function of four factors: (a) new bulk carrier deliveries; (b) conversions; (c) scrapping and loss of tonnage; (d) the operating efficiency of the global fleet.

With respect to deliveries, the level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. The cost of a newbuilding is affected by a number of factors, including overall demand for varying types of large seagoing vessels, shipyard capacity and the costs of raw materials such as steel plate. The orderbook indicates the number of confirmed shipbuilding contracts for newbuilding vessels that are scheduled to be delivered into the market and is an indicator of how the global supply of vessels will develop over the next few years. The newbuilding market for ships is made up of owners looking to place contracts for new vessels, and the shipyards building them. Vessel newbuilding prices are determined by the demand for new vessels and the availability of shipbuilding capacity, as well as the cost of steel and other shipbuilding inputs, currency exchange rates and general economic conditions.

Historically, delivery of a bulk carrier has occurred within 12 to 18 months after ordering. At present, there are still instances of such short lead times when berths become available and are sold at a premium. However, during 2007 and 2008 the delivery of newbuildings was typically booked up to 3 years ahead of contracting. As of September 1, 2009, the world bulk carrier orderbook for newbuildings was 287.2 million DWT. It is important to note that this is a provisional figure and may increase given the well-documented slow reporting of Japanese shipbuilding statistics. Even so, this is almost a nine-fold increase since the start of 2003 and equivalent to 65.2% of the current fleet. Overall, this orderbook has an estimated contract value of approximately $170 billion.

Although the size of the orderbook has fallen slightly since November 2008, it is still very large in historical terms and delivering it will present a number of challenges, both technical and financial. Approximately one-third of the bulk carriers on order (in DWT terms) have been contracted at shipyards which are either currently under construction (“Greeenfield”) or have delivered their first vessels in the past two years. Some of these projects are reported to be experiencing technical and financial problems. It is likely that construction of some of the shipyards may be delayed. Ship owners with vessels on order are also experiencing financing problems as a result of the reduced charter markets, falls in asset values and availability of bank finance. Therefore, some slippage or cancellations at shipyards is expected. In the first eight months of 2009, it is estimated that over 6.0 million DWT of dry bulk tonnage from the orderbook has been cancelled (with further market rumours yet to be confirmed). Plus, in the first eight months of 2009, approximately 35% of deliveries expected to enter the fleet at the start of the year have not yet been confirmed as delivered. This is partly due to statistical reporting delays but also because of delays in construction and cancellations of orders. Despite this, there are still a considerable number of vessels to be delivered within the next few years and there is a risk that this may put downward pressure on charter rates.

	Bulk Carrier Orderbook Delivery Schedule(1)
	2009		2010		2011		2012		2013+
	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT	No. Vessels	m. DWT
Capesize	110	20.3	324	57.7	219	40.7	105	22.3	41	8.8
Panamax	70	5.7	276	22.5	253	20.9	98	7.7	36	2.8
Handymax	198	11.0	362	20.4	254	14.4	75	4.2	7	0.4
Handysize	207	6.2	293	9.2	248	8.1	103	3.5	9	0.3

Total	585	43.2	1,255	61.0	974	92.5	381	37.7	93	12.3

Source: Clarkson Research, October 2009 and based on other industry sources.

Note 1: Excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

	Bulk Carrier Orderbook Delivery Schedule as Percentage of Current Fleet(1)
	2009		2010		2011		2012		2013+
	No. Vessels	% of Fleet	No. Vessels	% Fleet	No. Vessels	% of Fleet	No. Vessels	% of Fleet	No. Vessels	% of Fleet
Capesize	110	12.3%	324	36.2%	219	24.4%	105	11.7%	41	4.6%
Panamax	70	4.4%	276	17.2%	253	15.8%	98	6.1%	36	2.2%
Handymax	198	11.0%	362	20.1%	254	14.1%	75	4.2%	7	0.4%
Handysize	207	7.3%	293	10.3%	248	8.8%	103	3.6%	9	0.3%

Total	585	8.6%	1,255	18.5%	974	14.4%	381	5.6%	93	1.4%

Source: Clarkson Research, October 2009 and based on other industry sources.

Note 1: By number of vessesls; excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

‘‘% of fleet” is fleet as of September 1, 2009.

Second, there is the issue of conversions. Due to the high freight rates, there was a dramatic rise in late 2007 and early 2008 in the number of single hull tankers either undergoing conversion or scheduled to be converted for service in the dry cargo and offshore markets. Most of these vessels have, and will continue to undergo conversion several years ahead of their phase out timetable under regulations of the International Maritime Organization. It is difficult to accurately quantify the number of conversions that have taken place as a result, but it has increased the supply of the dry bulk fleet in the last two years. Since the start of 2008, approximately 14.4 million DWT of known conversions have entered the dry bulk fleet, with another 1.1 million DWT known to currently be under conversion. However, given the size of the orderbook, the recent fall in freight rates and asset prices, and the attitude of some dry cargo charterers to using converted ships, the volume of vessels being converted into dry cargo has declined significantly.

The third factor that affects vessel supply is the amount of scrapping in any given period. Again, this is dependent upon numerous factors that range from prevailing market conditions and scrap prices in relation to current and anticipated charter market conditions, to the age profile of the existing fleet. As of September 1, 2009, 35% of the dry bulk fleet in terms of numbers was 20-years or older. The table below illustrates this.

	Age and Size of the World Dry Bulk Carrier Fleet(1)
						Orderbook
	Cargo Capacity			Average	% 20			% of
	(DWT)	No. Vessels	m. DWT	Age (Years)	Years +	No. Vessels	m. DWT	Fleet(2)
Capesize	Over 100,000	896	158.2	11.5	16%	799	149.7	95%
Panamax	From 60,000 to 99,999	1,601	118.6	12.2	23%	733	59.7	50%
Handymax	From 40,000 to 59,999	1,801	88.2	11.8	23%	896	50.4	57%
Handysize	From 10,000 to 39,999	2,833	75.7	19.8	56%	860	27.4	36%

Total		7,131	440.7	15.0	35%	3,288	287.2	65%

Source: Clarkson Research, October 2009 and based on other industry sources.

Note 1: Excludes combination carriers and Great Lakes-only vessels, and only includes vessels over 10,000 DWT.

Note 2: Represents the percentage of orderbook DWT to existing DWT for each class of bulker.

Elderly vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with periodic surveys by classifications societies and dry dockings. Dry bulk carrier scrappings were at a historically low level during 2006 and 2007, with 1.78 million DWT and 0.41 million DWT scrapped respectively, and following an average of 7.41 million DWT scrapped in the period 1996 to 2003. Scrapping during 2008 was substantially higher at 5.02 million DWT due to a surge of demolition in the second half of the year as the bulk carrier charter and asset markets underwent a severe correction. This trend continued into 2009. In the first eight months of 2009, 7.11 million DWT of tonnage was scrapped. According to current estimates, over 15.5 million DWT of bulk carriers may be scrapped in full year 2009; if realised, this would represent a three-fold increase year-over-year.

	Dry Bulk Carrier Demolition
	Capesize		Panamax		Handymax		Handysize		Total
	No.	m. DWT	No.	m. DWT	No.	m. DWT	No.	m. DWT	No.	m. DWT
2002	11	1.26	22	1.45	10	4.79	105	2.17	148	9.66
2003	10	0.76	8	0.60	12	5.73	80	0.26	110	7.35
2004	6	0.00	0	0.00	1	0.57	12	0.42	19	0.99
2005	0	0.25	3	0.20	2	0.96	16	0.85	21	2.27
2006	2	0.30	8	0.54	2	0.97	35	0.21	47	2.02
2007	2	0.00	2	0.14	1	0.55	10	1.62	15	2.31
2008	13	1.90	17	1.11	8	3.73	57	3.56	95	10.29

2009(f)		3.60		3.50		1.40		7.00		15.50

Source: Clarkson Research, October 2009. (f) 2009 figures are full year forecasts.

The final factor that affects fleet supply is the operating efficiency of the global fleet. This includes vessels being laid-up, or waiting off ports to load or discharge. At any one time there will be ships under repair, in dry-dock for survey, or involved in incidents that will affect their availability. At the micro-level, supply may also be affected by age (some charterers set limits to the age of vessels that can be hired) and flag restrictions (often political). Ships are also diverted around weather systems to prevent damage and save fuel, and this may increase the number of days at sea. Supply can also be affected by operational issues such as slow steaming, which is when vessels sail at a reduced speed to optimize fuel consumption. The above factors can be regarded as internal factors to shipping, in that ship owners have some influence on them.

Another important factor in the fleet’s operating efficiency during 2007 and 2008 was port congestion, which occurs when demand for commodity shipments from a given load area exceeds the available port throughput capacity. This has been a particular issue for the coal ports of Australia in recent years. The vessel queue outside the port of Newcastle, New South Wales rose to just under 80 vessels at its height in July 2007, and is regularly in excess of 30. Port equipment failures can also exacerbate congestion. While all of the ports with more long-term congestion problems have capacity expansion plans in the pipeline, these will take some time to come to fruition. Although not as central as it was in mid-2007, congestion remains an issue today and given the timescales involved in improvement projects, could continue to fluctuate in the coming years.

Types of Employment

While there are a range of companies owning ships to meet their own seaborne transportation requirements, such as liner shipping companies in the container sector, oil majors in the tanker sector and increasingly, some mining companies in the dry bulk sector, the chartering of vessels for a specified period of time (time or trip charter) or to carry a specific cargo (Contract of Affreightment — “CoA”) is an integral part of the market for seaborne transportation, and the charter market is highly competitive. Competition is based primarily on the offered charter rate, the location, technical specification and quality of the vessel and the reputation of the vessel’s manager. The spot market is the short term market, and offers the highest potential earnings for owners, but less security of income. This is because it is subject to short-term changes in the supply-demand balance for the carriage of particular commodities. The period market offers greater security of income for the ship owner, because the rates are locked in for the period of the charter. Nonetheless, vessel charter hire rates can be volatile because they are sensitive to changes in demand for and supply of vessels.

Typically, charter party agreements are based on standard industry terms, which are used to streamline the negotiation and documentation processes. The most common types of employment structure are:

Spot Market:  The vessel earns income for each individual voyage. Earnings are dependent on prevailing market conditions at the time the vessel is fixed, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and geographic position of the vessel.

Contract of Affreightment:  Contracts of affreightment are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using vessels of the owners’ choice within specified restrictions. Contracts of affreightment function as a long-term series of spot charters, except that the owner is not required to use a specific vessel to transport the cargo, but instead may use any qualified vessel in its fleet, or charter one into the fleet.

Time Charter:  A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs. The charterer is responsible for fuel and other voyage costs. Time charters typically range from a few months up to 10 years although in certain sectors (for example, LNG carriers) they can extend up to 30 years.

Trip Charter:  A trip charter is a contract for the hire of a vessel for a specific voyage and specific cargo. The ship owner earns “hire” for the period determined by the charter.

Bareboat Charter:  The vessel owner charters the vessel to the charterer for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates. Bareboat charters typically range from 8 years to up to 15 years, although certain transactions can be up to 30 years in duration.

Pool Employment:  The vessel forms part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but, of course, vessels sailing in a pool will remain vulnerable to adverse market conditions as an independent vessel.

Charter Rates

Given the highly competitive nature of the charter market, it is primarily the existing supply/demand balance for sea transportation capacity that drives charter rates for bulk carriers. Although charter rates are volatile, the degree of this volatility has varied over time and among different sizes of bulk carriers. Spot freight rates for large vessels tend to be more volatile, on average, due to their reliance on a few key commodities and routes. However, it is important to recognize that other factors may affect the rate paid for a charter. For example, time charter rates tend to be less volatile than spot rates. A vessel’s specifications (e.g. age, speed, fuel consumption) can even affect the rate paid for a charter. Similarly, less tangible factors, such as market sentiment, can have a notable impact.

The influence of market sentiment was none more so evident than in mid-2008, which was dominated by bullish owners demanding historically high rates. Their position was buoyed by the ongoing strength of the market fundamentals that drove the dry bulk boom over the last few years. On the demand side, global demand for iron ore and coal had grown rapidly, largely as a result of the expansion of China’s steel industry. The subsequent high demand for shipping supported and at times, arguably exceeded, fleet supply. This was reflected in rates, which reached record highs. A prime example is the one year time charter rate for a 70-72,000 DWT Panamax bulk carrier. In May 2001 it was $9,588/day. As of June 2008 it stood at $79,250/day, after peaking at $79,375/day in October 2007. However, in the second half of 2008, there was a rapid fall in demand coupled with excess tonnage as the effects of the global economic crisis were increasingly felt in the dry bulk sector. Rates consequently fell to very low levels, and the one year Panamax timecharter rate averaged just $10,531/day for December 2008, before recovering marginally in the first nine months of 2009 as small month-on-month improvements were reported in economic indicators and associated demand for dry bulk commodities. In September 2009, the same Panamax rate stood at $19,063/day. The development of one-

year average time charter rates for benchmark Capesize, Panamax, Handymax and Handysize vessels since 2001 are shown in the graph below.

Dry Bulk One-Year Time Charter Rates

Source: Clarkson Research, October 2009

The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and charters, and the above reflects published owners prices. Data to September 2009. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.

The table below shows the recent movements of various charter rates for Panamax bulk carriers:

	Panamax Bulk Carrier Charter Rates(1)
	74,000 DWT Time Charter ($/day)			Spot Earnings(2)
	6-Months	1-Year	3-Year	($/day)
AVG 2003	20,212	17,254	12,707	19,304
AVG 2004	37,835	34,323	22,274	34,364
AVG 2005	27,577	25,853	19,606	23,110
AVG 2006	24,517	22,155	17,736	21,714
AVG 2007	58,796	52,317	39,774	49,350
AVG 2008	57,293	55,637	44,356	43,323

2008-01	66,125	63,250	45,000	51,240
2008-02	68,350	66,100	48,400	47,570
2008-03	74,938	71,625	56,000	58,939
2008-04	75,063	71,000	54,250	59,894
2008-05	84,400	76,050	58,300	72,099
2008-06	83,313	79,250	62,000	65,691
2008-07	79,500	75,625	61,375	62,997
2008-08	67,850	67,500	56,100	45,729
2008-09	50,000	50,000	42,250	32,854
2008-10	18,050	21,350	19,300	9,100
2008-11	10,000	13,250	15,500	8,382
2008-12	7,563	10,531	12,625	5,083
2009-01	8,100	11,425	13,200	3,558
2009-02	14,188	14,938	16,125	9,474
2009-03	17,188	15,000	14,875	11,990
2009-04	14,531	13,188	13,625	7,259
2009-05	19,250	16,075	14,600	13,555
2009-06	27,000	21,188	15,500	21,137
2009-07	27,450	21,650	15,450	20,247
2009-08	23,563	19,000	15,500	14,611
2009-09	23,438	19,063	15,750	15,592

02-Oct-09	22,250	18,000	15,500	14,432

Source: Clarkson Research, October 2009

Note 1: Monthly averages derived from weekly figures; all figures correct as of October 2, 2009.

Note 2: 70,000 dwt, 1997/98 built Panamax

The vessels used in these time charter estimates are standard modern vessels in this market sector. Clarkson brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is often a bid offer spread between owners and charters, and the above reflects published owners prices. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.

Dry Bulk Asset Values

Like vessel earnings, bulk carrier asset values have also fluctuated over time. Until mid-2008, advantageous market conditions allowed the shipping industry to prosper, which in turn helped generate an increase in newbuilding activity across all of the sectors. This was none more so true than in the dry bulk sector. A good indicator of this is the orderbook. At the end of 2006, the dry bulk orderbook totaled 103.6 million DWT, equivalent to 28.1% of the existing fleet. By the start of November 2008, this figure had risen to 310.7 million DWT, or 74.5% of the existing fleet. Such high demand has meant that the near-term availability of berths for newbuildings is scarce. This combination of elevated demand, shortage of berth space, along with the weak US dollar and rising raw material costs saw the price of newbuildings increase substantially. By August 2008, the estimated value of a newbuild 75,000 DWT Panamax bulk carrier was $55.0 million, up 11.1% year-over-year. However, following the onset of the financial crisis, banks’ willingness to offer credit to finance shipping deals was curtailed. With global dry bulk demand volumes and charter rates also falling notably, particularly in Europe and America, activity in the newbuilding market slowed dramatically and the orderbook began to contract; by start September 2009, it stood at 287.2 million DWT, down 7.6% on its peak a year previously. Similarly, newbuilding prices have undergone a severe correction. As of September 2009, it is estimated that Panamax bulk carrier newbuilding prices were $33.0 million, down 40% on its peak.

Dry Bulk Carrier Newbuilding Prices(1)

Source: Clarkson Research, October 2009

Note 1: Before Jun-08, newbuilding prices assume “European spec.”, 10/10/10/70% payments and “first class competitive yards” quotations. Thereafter, newbuilding prices assume “European spec.”, 20/20/20/20/20% payments and “first class competitive yards” quotations.

Note 2: 150-155,000 DWT until Sep-99; 170,000 DWT between Oct-99 and May-08; 176-180,000 dwt thereafter.

Note 3: 70,000 DWT between Jan-92 and Oct-99; 75,000 DWT between Oct-99 and May-08; 75-77,000 DWT thereafter.

Note 4: 40,000 DWT before Oct-99; 51,000 DWT between Oct-99 and May-08; 56-58,000 DWT thereafter.

There is no guarantee that current prices are sustainable and rates may increase and decrease significantly over short periods of time.

There is also a significant secondhand market for ships, with vessels changing hands between owners, and a market for the demolition of ships, with breakers competing for vessels ready to be sold for scrap. One of the primary influences on the value of a ship is the freight rate. The freight paid for the carriage of cargo is the main source of income for a ship, and so it follows the value of the ship is derived from its earning potential. Therefore, secondhand vessel values tend to be highly correlated with the freight market. As such, the secondhand sale and purchase market has followed a broadly similar trajectory to the freight market in recent years. For example, until the second half of 2008, owners sought to acquire vessels on the secondhand market which would be able to begin earning immediately, in contrast to the increasing lead times required for the building of a new vessel. Accordingly, prices increased to record levels, and secondhand sales volumes also increased strongly. At its peak in mid-2008, the estimated value of a five-year old Panamax bulk carrier was $89.0 million, up 31% year-over-year. Similarly, when the freight market underwent a severe correction towards the end of 2008 and start of 2009, benchmark prices in the secondhand market fell dramatically. Indeed, at the end of September 2009, the estimated value of a five-year old Panamax bulk carrier had fallen to $34.5 million, down 61% on its peak.

Secondhand Dry Bulk Vessel Values

Source: Clarkson Research, October 2009

Note 1: 165-170,000 DWT until Nov-01; 170,000 DWT thereafter.

Note 2: 70,000 DWT between Feb-97 and Oct-01; 73,000 DWT thereafter.

Note 3: 40-42,000 DWT until Nov-01; 45,000 DWT between Dec-01 and May-08; 52,000 DWT thereafter.

Note 4: 28-30,000 DWT.

Due to the market turbulence and an unusually complex sale and purchase market, no secondhand price updates have been published by CRSL since the start of October 2008. The values provided since October 2009 are subject to wider than usual confidence margins.

The table below summarizes recent developments in the newbuilding and secondhand prices of standard bulk carriers.

Estimated Bulk Carrier Newbuilding and Secondhand Prices ($ millions)
Start Year:	2004	2005	2006	2007	2008	2009	Sep-09

176-180,000 dwt Capesize newbuilding	48.0	64.0	59.0	68.0	97.0	88.0	58.0
75-77,000 dwt Panamax newbuilding	27.0	36.0	36.0	40.0	55.0	46.5	33.0
56-58,000 dwt Handymax newbuilding	24.0	30.0	30.5	36.5	48.0	42.0	30.0
32-35,000 dwt Handysize newbuilding	18.5	24.5	26.5	29.5	38.0	32.5	25.0
170,000 dwt SH 5-year old vessel	44.0	64.5	57.0	81.0	150.0	45.0	58.0
73,000 dwt SH 5-year old vessel	28.0	40.0	29.5	45.5	88.5	26.0	34.5
52,000 dwt SH 5-year old vessel	20.0	29.0	25.5	40.0	75.0	24.5	28.5
28-30,000 dwt SH 5-year old vessel	14.5	21.5	26.0	28.5	44.0	20.5	21.0

Source: Clarkson Research Services Ltd, October 2009.

Dates shown refer to contracting date for a newbuilding. Vessel typically would not be delivered for another 30 - 36 months.

Before Jun-08, newbuilding prices assume “European spec.”, 10/10/10/70% payments and “first class competitive yards” quotations. Thereafter, newbuilding prices assume “European spec.”, 20/20/20/20/20% payments and “first class competitive yards” quotations.

Due to the market turbulence and an unusually complex sale and purchase market, no secondhand price updates have been published by CRSL since the start of October 2008. The values provided since October 2008 are subject to wider than usual confidence margins. Based on broker estimates and actual sales assuming charter free, willing buyer / willing seller at the point in time indicated in the table.

OUR BUSINESS

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries and, Bulk Energy Transport (Holdings) Limited, or BET. Our existing fleet, including BET’s vessels, consists of one Handysize vessel, one Handymax vessel, two Supramax vessels, three Panamax vessels and four Capesize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

We acquired our initial fleet of six dry bulk carriers on August 28, 2008 from the Restis family, one of our major shareholders. Less than one year later, we expanded our fleet by acquiring a controlling interest in BET, a joint venture to own and operate five dry bulk vessels established between Constellation Bulk Energy Holding, Inc. and Mineral Transport Holdings, Inc., a company controlled by members of the Restis family, one of our major shareholders. We entered into a shareholders’ agreement with Mineral Transport Holdings, Inc., or Mineral Transport, that allows us, among other things to appoint a majority of the members of the board of directors of BET. As a result, we control BET. BET’s fleet consists of four Capesize vessels and one Panamax vessel. See ‘‘Our Business — BET.”

In order to expand our fleet further, we have entered into a memorandum of agreement to purchase a 2009-built Capesize vessel from an unaffiliated third party for $89.5 million. The vessel is on an existing time charter party agreement, which commenced on October 1, 2009, and is for a term of 59 to 62 months, at a daily charter rate of $53,500 and will continue on its terms following our purchase of the vessel. The purchase of this vessel is contingent upon the successful completion of this offering. We expect to acquire this additional vessel, which we will refer to in this prospectus as the “additional Capesize,” with the proceeds of this offering and the concurrent sale, from bank financing and our cash from operations.

Our acquisitions demonstrate both our ability to successfully grow through acquisition and our strategy to grow quickly and achieve critical mass. By acquiring dry bulk carriers of various sizes, we are also able to serve a variety of needs of a variety of charterers. Finally, by capitalizing on our relationship with the Restis family and its affiliates, which have a long and proven track record of more than 40 years in dry bulk shipping, we are able to take advantage of economies of scale and efficiencies resulting from the use of Restis affiliates for the technical and commercial management of our fleet. See “Our Business — Management of the Fleet.”

The Restis family has been engaged in the international shipping industry for more than 40 years, including the ownership and operation of more than 60 vessels in various segments of the shipping industry, with both operating and chartering interests. The family entered the dry bulk sector through its acquisition of South African Marine Corporation in 1999, and today Restis-controlled entities collectively represent one of the largest independent shipowning and management groups in the shipping industry. The Restis family additionally has strategic minority holdings in companies that operate more than 100 additional vessels.

The entities controlled by the Restis family presently do business with over 100 customers, the majority of which have been customers since inception.

The group’s main objective is to ensure responsible and ethical management of services and processes from the point of view of health, safety and environmental aspects. Towards this end it has increased its self regulation by adopting various models (EFQM, EBEN) standards (ISO 9001, ISO 14001, and OHSAS 18001) and codes (ISM Code).

EST has earned a market reputation for excellence in the provision of services that is evident from the many awards and certifications earned over the years including International Safety Management Certificate (1993), ISO 9001 Certification for Quality Management (1995), ISO 14001 Certification for Environmental Management System (2002), US Coast Guard AMVER Certification, EFQM “Committed to Excellence” (2004), “Recognized for Excellence” Certification (2005) and “Recognized for Excellence-4 stars” Certification (2006), OHSAS 18001:1999 for Health and Safety (2007) and EBEN (European Business Ethics Network silver (2008) and gold (2009) awards.

Our Fleet

We control and operate, through our vessel-owning subsidiaries and BET, 11 dry bulk carriers, including two newly built vessels, that transport a variety of dry bulk commodities. The following table provides summary information about our fleet and its current employment:

					Daily Time
			Year	Terms of Time	Charter
Vessel/Flag	Type	Dwt	Built	Charter Period	Hire Rate	Charterer

African Oryx/Bahamas	Handysize	24,110	1997	Expiring August 2011	$7,000 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.

African Zebra/Bahamas	Handymax	38,623	1985	Expiring August 2011	$7,500 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.
Bremen Max/Isle of Man	Panamax	73,503	1993	Expiring September 2010	$15,500	SAMC
Hamburg Max/Isle of Man	Panamax	72,338	1994	Expiring September 2010	$15,500	SAMC
Davakis G./Bahamas(1)	Supramax	54,051	2008	Expiring January 2011	$21,000	Sangamon Transportation Group (Louis Dreyfus)
Delos Ranger/Bahamas(1)	Supramax	54,051	2008	Expiring March 2011	$20,000	Bunge S.A.
BET Commander/Isle of Man(2)	Capesize	149,507	1991	Expiring December 2011	$24,000	SAMC
BET Fighter/Isle of Man(2)	Capesize	173,149	1992	Expiring September 2011	$25,000	SAMC
BET Prince/Isle of Man(2)	Capesize	163,554	1995	Expiring January 2012	$25,000	SAMC
BET Scouter/Isle of Man(2)	Capesize	171,175	1995	Expiring October 2011	$26,000	SAMC
BET Intruder/Isle of Man(2)	Panamax	69,235	1993	Expiring September 2011	$15,500	SAMC

Total		1,043,296

(1)	Sisterships.

(2)	Vessels owned by BET.

The additional Capesize, if acquired, will be employed under an existing time charter party agreement, which commenced on October 1, 2009, and is for a term of 59 to 62 months, at a daily charter rate of $53,500.

The global dry bulk carrier fleet is divided into three categories based on a vessel’s carrying capacity. These categories are:

•	Capesize. Capesize vessels have a carrying capacity of 100,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. As the availability of Capesize vessels has dwindled, Panamaxes have also been used to haul iron ore cargoes.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can therefore be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

•	Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet. The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers which in turn is influenced by trends in the global economy.

Vessel Employment

A vessel trading in the spot market may be employed under a voyage charter or a time charter of short duration, generally less than three months. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. A voyage charter is a contract to carry a specific cargo for a per ton carry amount. Under voyage charters, Seanergy would pay voyage expenses such as port, canal and fuel costs. Under time charters, the charterer would pay these voyage expenses. Under both types of charters, Seanergy would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Seanergy would also be responsible for each vessel’s intermediate dry-docking and special survey costs. Alternatively, vessels can be chartered under “bareboat” contracts whereby the charterer is responsible for the vessel’s maintenance and operations, as well as all voyage expenses.

Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable Seanergy to increase profit margins during periods of increasing dry bulk rates. However, Seanergy would then be exposed to the risk of declining dry bulk rates, which may be higher or lower than the rates at which Seanergy chartered its vessels. Seanergy constantly evaluates opportunities for time charters, but only expects to enter into additional time charters if it can obtain contract terms that satisfy its criteria.

Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option, commencing on July 27, 2009 and August 12, 2009. The daily gross charter rates paid by SAMC is $15,500 for each of the Bremen Max and the Hamburg Max. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.

Pursuant to charter party agreements dated July 14, 2009, each of the African Oryx and the African Zebra were chartered to MUR Shipping B.V. for a period of 22 to 25 months at charter rates equal to $7,000 per day and $7,500 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax. The charters commenced on July 17, 2009 and July 20, 2009 for the African Oryx and the African Zebra, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker.

The Davakis G was chartered to Sangamon Transportation Group for a period of 11 to 13 months commencing on November 28, 2009 at a daily charter rate of $21,000 and the Delos Ranger was chartered to Bunge S.A. for a period of 11 to 13 months commencing on January 16, 2010 at a daily charter rate of $20,000. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker. In addition, all charter rates are inclusive of a commission of 3.75% payable to the charterers and a commission of 1.25% payable to the charterers’ commercial brokers.

Pursuant to charter party agreements dated as of July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder are chartered to SAMC at daily charter rates of $24,000, $25,000, $25,000, $26,000, and $15,500, respectively. The charters commenced on October 30, 2009, November 16, 2009, July 7, 2009, August 20, 2009 and July 21, 2009, respectively.

All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives will be better than the period rate it is paying us.

The additional Capesize, if acquired, will be employed under an existing time charter party agreement, which commenced on October 1, 2009, and is for a term of 59 to 62 months, at a daily charter rate of $53,500.

Management of the Fleet

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer, and Ms. Christina Anagnostara, our chief financial officer, In addition, we employ Ms. Theodora Mitropetrou, our general counsel and a support staff of seven employees. We intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels and the BET fleet has been contracted out to Safbulk. The management of our fleet has been contracted out to EST. These entities are controlled by members of the Restis family.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime and BET for the BET fleet, Safbulk provides commercial brokerage services to our subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Management Agreement

Under the terms of the management agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by BET, with BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the management agreement with Seanergy Management, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel through December 31, 2009. Under the terms of the management agreement with BET, the management fee is also Euro 425.00 per vessel through December 31, 2009.

EST is also an affiliate of members of the Restis family. EST has been in business for over 34 years and manages approximately 95 vessels (including tankers, dry bulk carriers and refrigerated cargo carriers and inclusive of new vessel build supervision), including the fleet of vessels of affiliates of members of the Restis family. As with Safbulk, we believe that EST has achieved a strong reputation in the international shipping industry for efficiency and reliability and has achieved economies of scale that should result in the cost effective operation of our vessels.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, will not be delegated to the shipping committee but instead will be considered by our entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and the amended and restated by-laws of Seanergy, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by the founding shareholders of Seanergy Maritime. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

The members of the shipping committee also serve as our appointees to the BET board of directors. In the event that at any time the BET board of directors must vote upon a transaction with any of the BET affiliates, our appointees to the BET board shall present such transaction to our full board of directors for consideration. Our appointees to the BET board of directors shall then vote in accordance with the recommendation of our full board of directors.

Our Business Combination

On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire a business comprising of six dry bulk carriers from six entity sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which we agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 (face value) in the form of the Note, which was initially convertible into 2,260,000 shares of our common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) an aggregate of 4,308,075 shares of our common stock issued to the Restis affiliate shareholders as nominees for the sellers, subject to us meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009, which EBITDA target was achieved. The Restis affiliate shareholders, United Capital Investment Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy Maritime’s common stock from two of Seanergy Maritime’s original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to our Board of Directors and to appoint officers as described more fully below.

The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. See “Seanergy’s Business — Shipping Committee.” In addition, in connection with the Master Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.

On August 28, 2008, we completed the acquisition, through our designated nominees, of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one Handysize vessel. On that date, we took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel. The acquisition does not include any amounts that would result from the earn-out of the 4,308,075 shares of our common stock.

BET

On July 14, 2009, we entered into a share purchase agreement with Constellation Bulk Energy Holdings Inc. to acquire 250 shares of BET’s capital stock owned by Constellation, which represents a 50% ownership interest in BET for nominal cash consideration. The remaining 50% of BET is owned by Mineral Transport, an affiliate of the Restis family. The share purchase agreement contained customary representations regarding Constellation’s ownership of the BET shares free and clear of liens, but did not contain additional representations and warranties. In connection with considering the acquisition of an interest in BET, our board of directors received a fairness opinion from Ladenburg Thalmann & Co. Inc. Ladenburg determined, based upon and subject to the assumptions, qualifications and limitations set forth in its written fairness opinion, that the consideration to be paid to Constellation was fair from a financial point of view to our shareholders other than those affiliated with members of the Restis family. The acquisition was approved by a majority of the members of our board of directors not affiliated with members of the Restis family. The members of our board of directors affiliated with members of the Restis family abstained from voting on the transaction. The closing was conditioned upon receipt of the consent of BET’s lenders and Marfin and the termination of certain agreements between BET and certain Constellation affiliates.

On August 12, 2009, we closed on the purchase of the 50% ownership interest in BET.

Shareholders Agreement

In connection with the closing of our purchase of an interest in BET, we entered into a shareholders agreement with Mineral Transport, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.

The shareholders agreement provides for a board of directors composed of five directors, of which we have the right to appoint three directors and Mineral Transport has the right to appoint two directors. If at any time the size of the board is increased, each of the shareholders has the right to appoint additional directors; provided, however, that we will always have the right to appoint one more director than Mineral Transport. Each shareholder has the right to remove, and appoint the replacement of, any of its board appointees. We also have the right to have one of our director appointees serve as BET’s president or managing director, as applicable. The Board of Directors has the power to direct the operating, investing and financing activities of BET.

The shareholders agreement further provides that certain actions, including, but not limited to, the borrowing and repayment of funds from a shareholder, the increase in the authorized number of, or the acceptance of subscriptions for, shares of BET’s common stock, and the dissolution and winding down of the affairs of BET, require the consent of both the shareholders.

Commencing one year after the effective date of the shareholders agreement, each shareholder (the “Offeror”) has the right, by giving notice to BET and the other shareholder (the “Offeree”), to force the Offeree to either sell all of its shares, or to buy all of the shares of the Offeror, at the price set by the Offeror. The Offeree shall have 60 days to make its election and the purchase and sale of the shares shall close no later than 30 days after the expiration of the 60-day period referenced above. During the pendency of any purchase and sale, all actions of the board of directors shall require the unanimous consent of the directors. In the event that the buyer of the shares does not close on the purchase the seller shall have the right by giving written notice to the buyer to (i) treat the offer price due for its shares as a debt and to take whatever action may be necessary and reasonable (including legal action) to recover such amounts; or (ii) purchase the shares of buyer at the offer price. If either the buyer or seller of shares defaults in its obligations to complete the purchase and sale in accordance with the preceding sentence, the shareholders agreement will be terminated and BET will commence winding down.

BET Loan Agreement

The six wholly-owned subsidiaries of BET financed the acquisition of their respective vessels with the proceeds of an amortizing loan from Citibank International PLC, as agent for the syndicate of banks and financial institutions set forth in the loan agreement, in the principal amount of $222,000,000. The loan agreement dated June 26, 2007 is guaranteed by BET. The BET subsidiaries drew down on agreed portions of the loan facility to acquire each of the original six vessels in the BET fleet. The amount of the loan for each vessel was less than or equal to 70% of the contractual purchase price for the applicable vessel. The loan bears interest at the annual rate of LIBOR plus 0.75%.

The loan was initially repayable commencing on December 28, 2007 through 15 equal semi-annual installments of principal in the amount of $8,286,500 followed by a balloon payment due six months thereafter in the amount of $51,289,000, as these installment amounts were revised after the BET Performer sale. As of June 30, 2009, the outstanding loan facility was $142,472,000. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128,158 and $44,062,262, respectively. Interest in due and payable based on interest periods selected by BET equal to one month, two months, three months, six months, or a longer period up to 12 months. For interest periods longer than three months, interest is due in three-month installments.

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guaranty of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Seanergy Maritime and Seanergy — Liquidity and Capital Resources — Loan Agreement — BET Loan Agreement.”

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay to the agent a restructuring fee of $286,198.91 and a part of the loan in the amount of $20,000,000; and

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(a) the temporary reduction of the security requirement during the amendment period from 125% to 100%; and

(b) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Additionally, the Restis family (or companies affiliated with the Restis family) must be the beneficial owners of at least 50.1% of our issued share capital (or any lower percentage not less than 40% resulting solely from a rights issue or increase of our issued share capital) and must also be the beneficial owners of the remaining 50% of BET’s issued share capital that we do not own. Failure to satisfy this condition would constitute an event of default under the BET loan agreement.

Distinguishing Factors and Business Strategy

The international dry bulk shipping industry is highly fragmented and is comprised of approximately 7,191 ocean-going vessels of tonnage size greater than 10,000 dwt which are owned by approximately 1,500 companies. Seanergy competes with other owners of dry bulk carriers, some of which may have a different mix of vessel sizes in their fleet. It has, however, identified the following factors that distinguish us in the dry bulk shipping industry.

•	Extensive Industry Visibility. Our management and directors have extensive shipping and public company experience as well as relationships in the shipping industry and with charterers in the coal, steel and iron ore industries. We capitalize on these relationships and contacts to gain market intelligence, source sale and purchase opportunities and identify chartering opportunities with leading charterers in these core commodities industries, many of whom consider the reputation of a vessel owner and operator when entering into time charters.

•	Established Customer Relationships. We believe that our directors and management team have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. We believe that our directors and management team have maintained relationships with, and have achieved acceptance by, major national and private industrial users, commodity producers and traders.

•	Experienced and Dedicated Management Team. We believe that our management team, equipped with extensive shipping experience, has developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Management has continued to take actions over the course of the past year to allow us to operate profitably in 2009 after the net loss of $32 million we recorded for our initial period of operations through December 31, 2008. This net loss resulted primarily from a one-time non-cash charge in the 2008 period of $49.3 million for goodwill and vessel impairment losses related to the downturn in the worldwide economy and the resulting deteriorating vessel market values. The measures that our management team has taken, both to minimize the ongoing impact of the worldwide recession and to improve our results of operations, include the following:

•	We secured charter agreements for our initial fleet prior to the market decline in May 2008 with SAMC, which honored its contractual obligations, providing us with a secure cash flow throughout the terms of the charters. As a result, for the nine months ended September 30, 2009, we earned $70.7 million of net vessel revenue and net income of $33.3 million. Our cash reserves were $64 million as of September 30, 2009, which reflected the $36.4 million in cash from operations we generated during the period.

•	In August 2009, we completed the acquisition of a 50% ownership interest in BET. We acquired a 50% interest of net assets of $13.6 million for cash consideration of $1. As a result of this transaction, we almost doubled our fleet to 11 vessels and increased the dwt of our fleet by 229%, while also positioning us in the Capesize sector. The acquisition is immediately earnings accretive, improving our margins and cash flow, based on the charters currently in place for the vessels acquired as described above under “Our Fleet.”

•	We have also secured time charter agreements of various durations, with our longest time charter expiring on January 16, 2012. Time charters cover 95% of 2010 days and 51% of 2011 days.

•	We also received, during the same period, a waiver on the loan-to-value covenant from our lender.

•	In August 2009, we negotiated the conversion of a $28.25 million convertible promissory note due to an affiliate August 2010, plus all fees and interest due on such note, in exchange for 6,585,868 shares of our common stock. With this conversion, we reduced our debt, and the resulting debt service obligations, without depleting our cash reserves.

•	For the twelve months ended September 30, 2009, we achieved the EBITDA target agreed to in connection with our August 2008 acquisition of our initial fleet from the Restis family. Recently, the majority of our charters have been rechartered at prevailing market rates. For 2010, we expect our average daily operating expenses per vessel to be approximately $5,500, and we expect our average daily general and administrative expenses to be approximately $1,000. Our expectations regarding 2010 operating expenses and general and administrative statements are forward-looking statements. Our actual results could vary. See “Risk Factors” for information regarding factors, many of which are outside of our control, that could cause our actual expenses to differ from expectations.

•	Highly Efficient Operations and High Quality Fleet. We believe that our directors’ and executive officers’ long experience in third-party technical management of dry bulk carriers enable us to maintain cost-efficient operations. We actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspections, comprehensive planned maintenance systems and preventive maintenance programs and by retaining and training qualified crew members. We believe that our ability to maintain and increase our customer base depends largely on the quality and performance of our fleet. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in obtaining employment for our vessels. Our vessels were built and are maintained at reputable shipyards.

•	Balanced Chartering Strategies. All our vessels are under medium-term charters with terms of 11 to 13 and 22 to 26 months and provide for fixed payments in advance. We believe that these charters will provide us with high fleet utilization and stable revenues. We may in the future pursue other market opportunities for our vessels to capitalize on favorable market conditions, including entering into short-term time and voyage charters, pool arrangements or bareboat charters.

•	Broad Fleet Profile. We focus on the dry bulk sector including Capesize, Panamax, Handymax/Supramax and Handysize dry bulk carriers. Our broad fleet profile enables us to serve our customers in both major and minor bulk trades. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries. Our dry bulk carriers can carry coal and iron ore for energy and steel production as well as grain and steel products, fertilizers, minerals, forest products, ores, bauxite, alumina, cement and other cargoes. Our fleet includes sister ships. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that operating sister ships allows us to maintain lower operating costs and streamline its operations.

•	Fleet Growth Potential. We have entered into a memorandum of agreement to purchase a 2009-built Capesize vessel upon the successful completion of this offering. In addition, we intend to acquire additional dry bulk carriers or enter into new contracts through timely and selective acquisitions of vessels in a manner that we determine will be accretive to cash flow. We expect to fund the acquisition of the additional vessels primarily from the proceeds of this offering and any future acquisition of additional vessels using amounts borrowed under our credit facility, future borrowings under other agreements as well as with proceeds from the exercise of the Warrants, if any, or through other sources of debt and equity. However, there can be no assurance that we will be successful in obtaining future funding or that any or all of the warrants will be exercised.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Properties

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is Euro 504,000 per annum, or Euro 42,000 per month. The initial term is from November 17, 2008 to November 16, 2011. We have the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture and parking space. Seanergy Management has been granted Ministerial Approval (issued in the Greek Government Gazette) for the establishment of an office in Greece under Greek Law 89/67 (as amended).

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Safbulk negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. Ownership of dry bulk carriers is highly fragmented and is divided among state controlled and independent bulk carrier owners.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could cause us to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us.

International Maritime Organization

The IMO has negotiated international conventions that impose liability for pollution in international waters and in each signatory’s territorial waters. These regulations address, among other things, oil discharges, ballasting and unloading operations, sewage, garbage and air emissions. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our fleet has conformed to the Annex VI regulations. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. In October 2008, Annex VI was amended to change the sulfur oxide and nitrogen oxide emission standards with the global sulphur cap reduced initially to 3.50% (from the current 4.50%), effective from January 2012; then progressively to 0.50%, effective from January 2020. Under the 2008 amendment to Annex VI, the limits applicable in Sulphur Emission Control Areas (SECAs) will be reduced to 1.00%, beginning on July 2010 (from the current 1.50%); being further reduced to 0.10%, effective from January 2015. As a result of these amendments to Annex VI, Seanergy may incur costs to comply with these new standards in future years. Additional or new conventions, laws and regulations may also be adopted that could adversely affect our ability to operate our vessels.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs, natural resource damages and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties for dry bulk vessels to the greater of $950 per gross ton or $0.8 million. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. On September 24, 2008, the U.S. Coast Guard proposed regulations that would adjust the limits of liability for non-tank vessels to $1,000 per gross ton or $848,000 and establish a procedure to adjust limits for inflation every three years. The adjustments will become effective after publication as final regulations.

We maintain pollution liability coverage insurance for each of our vessels in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed its insurance coverage, it could have a material adverse effect on our financial condition and results of operations.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. In 2008, the U.S. Coast Guard amended its financial responsibility regulations to increase the required amount of evidence of financial responsibility to reflect the higher limits on liability imposed by the 2006 amendments to OPA, as described above. We may incur costs to comply with these or future standards concerning evidence of financial responsibility.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We comply with all applicable state regulations in the ports where our vessels call.

CERCLA

CERCLA governs spills or releases of hazardous substances other than petroleum or petroleum products. The owner or operator of a ship, vehicle or facility from which there has been a release is liable without regard to fault for the release, and along with other specified parties may be jointly and severally liable for remedial costs. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As noted above, U.S. Coast Guard’s financial responsibility regulations require evidence of financial responsibility for CERCLA liability in the amount of $300 per gross ton.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have approved response plans for each of our vessels.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA.

As of February 2009, all vessels operating as a means of transportation that discharge ballast water or other incidental discharges into waters of the United States will require coverage under the EPA’s Vessel General Permit, or VGP, to discharge ballast water into U.S. waters. EPA had historically exempted ballast water discharges, and other discharges incidental to the normal operation of vessels (“incidental discharges”) from the CWA. The new VGP requires vessel owners and operators to comply with a range of best management practices, reporting, and other requirements, for a number of incidental discharge types and incorporates U.S. Coast Guard requirements for ballast water management and exchange. No earlier than June 19, 2009, owners and operators of vessels greater than or equal to 300 gross tons and 2,113 gallons of ballast water capacity must submit a Notice of Intent, or NOI, to receive permit coverage to the EPA. The NOI states that the vessel operator will comply with the permit. In order to remain covered by the VGP, vessels will need to comply with numerous inspection, monitoring, reporting and recordkeeping requirements. Vessel owners/operators must, among other things, conduct and document routine self-inspection to track compliance with the VGP, and must conduct a comprehensive vessel inspection every 12 months. We will likely incur significant costs to obtain coverage under the VGP for its vessels and to meet its requirements.

The Clean Air Act

The Federal Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. The EPA intends to promulgate final standards for Category 3 marine diesel engines by December 17, 2009. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particular matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Compliance is to be achieved through the use of marine diesel oil with a sulfur content not exceeding .1% by weight, or marine gas oil, or through alternative means of emission control, such as the use of shore-side electrical power or exhaust emission controls. These rules were struck down by the Ninth Circuit Court of Appeals in February 2008 on the grounds that they were preempted by the CAA, and in May 2008 California was permanently enjoined from enforcing the rules. The California Air Resources Board has recently adopted fuel content regulations that would apply to all vessels sailing within 24 miles of the California coast and whose itineraries called for them to enter California ports, terminal facilities or estuarine waters. The state is also requesting EPA to grant it a waiver under the CAA to enforce the invalidated vessel emission standards. The United

States requested IMO on March 27, 2009 to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If the IMO approves the Emissions Control Area or new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective in November 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.640366 SDR per U.S. dollar on August 24, 2009. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA, which became effective in August 2004, that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, which is the exchange of ballast water on the waters beyond the exclusive economic zone from an area more than 200 miles from any shore, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard has commenced rulemaking to develop ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted into law.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not be in force until 12 months after it has been adopted by 30 countries, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of September 30, 2009, the BWM Convention had been adopted by 18 states, representing approximately 15% of world tonnage.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted at the United Nations climate change conference in Copenhagen in December 2009 or at a later date, and restrictions on shipping may be included. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal regulations relating to the control of greenhouse gas emissions may follow. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time or could otherwise limit our operations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives by United States authorities intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS. Seanergy’s vessels are classed with a classification society that is a member of the International Association of Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. The following table sets forth information regarding the next scheduled dry-dock for the existing vessels in the fleet and the estimated cost for each next scheduled dry-dock.

Vessel	Next Scheduled Dry-Dock	Estimated Cost

African Oryx	January 2011	$900,000
African Zebra	February 2011	$1,000,000
Bremen Max	June 2011	$1,000,000
Hamburg Max	June 2012	$1,000,000
Davakis G.	May 2011	$500,000
Delos Ranger	August 2011	$500,000
BET Commander*	August 2011	$1,200,000
BET Fighter*	September 2010	$1,200,000
BET Prince*	May 2010	$1,200,000
BET Scouter*	April 2010	$1,200,000
BET Intruder*	March 2011	$1,000,000

*	Vessels owned by BET.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. Seanergy’s vessels are certified as being “in class” by classification societies that are members of the International Association of Classification Societies.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels are covered up to at least fair market value, with deductibles in amounts of approximately $100,000 to $172,500.

We arrange, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Seanergy will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the hull and machinery policies by reason of under insurance. We expect to maintain delay cover insurance for certain of our vessels. Delay cover insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Our protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each of Seanergy’s vessels entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $7.0 million of every claim. In every claim the amount in excess of $7.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the general excess of loss reinsurance contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls. As a member of a P&I Association, which is a member of the International Group, Seanergy is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of estimated total costs, or ETC, and the amount of the final installment of the ETC varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETC is insufficient to cover amounts paid out by the club.

Legal Proceedings

We are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Seanergy’s shares.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our current directors and executive officers:

Name	Age	Position	Class

Georgios Koutsolioutsos	39	Chairman of the Board of Directors	C
Dale Ploughman	62	Chief Executive Officer and Director	B
Christina Anagnostara	38	Chief Financial Officer and Director	B
Alexios Komninos	42	Director	B
Kostas Koutsoubelis	53	Director	C
Elias M. Culucundis	65	Director	A
George Taniskidis	48	Director	A
Kyriakos Dermatis	61	Director	C
Dimitrios N. Panagiotopoulos	47	Director	A
George Tsimpis	62	Director	B
Dimitris Anagnostopoulos	62	Director	A

The business address of each of our directors and executive officers listed below is 1-3 Patriarchou Grigoriou; 166 74 Glyfada; Athens, Greece. Our board of directors is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year, beginning at the 2010 annual meeting. The term of office of the Class A directors, consisting of Messrs. Elias M. Culucundis, George Taniskidis, Dimitrios N. Panagiotopoulos and Dimitris Anagnostopoulos will expire at our 2010 annual meeting of shareholders. The term of office of the Class B directors, consisting of Messrs. Alexios Komninos, Dale Ploughman, George Tsimpis and Ms. Christina Anagnostara will expire at the 2011 annual meeting. The term of office of the Class C directors, consisting of Messrs. George Koutsolioutsos, Kostas Koutsoubelis and Kyriakos Dermatis will expire at the 2012 annual meeting.

On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. As a result of such resignations, there are currently two vacancies of our board of directors.

Georgios Koutsolioutsos has served as sole Chairman of our board of directors since May 20, 2008. From our inception to May 19, 2008, Mr. Koutsolioutsos served as our president and co-chairman of the board of directors. Mr. Koutsolioutsos has significant experience in the management and operations of public companies. He began his career at Folli Follie S.A. (ATSE: FOLLI) in 1992. Folli Follie is an international company with a multinational luxury goods brand and over three hundred points of sale (POS). Mr. Koutsolioutsos is currently the vice-president and an executive member of the board of directors. In 1999, Mr. Koutsolioutsos became a member of the board of directors of Hellenic Duty Free Shops S.A. (“HDFS” (ATSE: HDF)) and subsequently, as of May 2006, became the chairman of the board of directors. HDFS is the exclusive duty-free operator in Greece. In 2003, Mr. Koutsolioutsos was awarded Manager of the Year in Greece. Mr. Georgios Koutsolioutsos received his B.Sc. in business and marketing from the University of Hartford, Connecticut. He is fluent in five languages.

Dale Ploughman has served as a member of our board of directors and our chief executive officer since May 20, 2008. He has over 43 years of shipping industry experience. Since 1999, Mr. Ploughman has been the chairman of South African Marine Corporation (Pty) Ltd., a dry bulk shipping company based in South Africa and affiliate to members of the Restis family, and the chairman of the Bahamas Ship Owners Association. In addition, Mr. Ploughman has served as president, chief executive officer and a director of Golden Energy Marine Corp. since February 2005. Mr. Ploughman also serves as president and chief executive officer of numerous private shipping companies controlled by members of the Restis family. From 1989 to 1999, Mr. Ploughman was the president of Great White Fleet, a fleet owned by Chiquita Brands International Inc., which was one of the largest shipping carriers to and from Central America. Mr. Ploughman has previously worked as president and chief executive officer of Lauritzen Reefers A.S., a shipping company based in Denmark, the managing director of Dammers and Vander Hiede Shipping and Trading Inc., a shipping company based in the Netherlands and as the chairman of Mackay Shipping, a shipping company based in New Zealand. He holds degrees in Business Administration and Personnel Management and Master’s level Sea Certificates and was educated at the Thames Nautical Training College, HMS Worcester.

Christina Anagnostara has served as our chief financial officer since November 17, 2008. Prior to joining us, she served as chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange, or AIM, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor at Ernst & Young Hellas, SA, Greece, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.

Alexios Komninos has been a member of our board of directors since our inception and was our chief financial officer from our inception through November 16, 2008. Since 1991, he has been a major shareholder and chief operating officer of N. Komninos Securities SA, one of the oldest members of the Athens Stock Exchange and member of the Athens Derivatives Exchange. He has been involved in more than twenty successful initial public offerings and secondary offerings of companies listed on the Athens Stock Exchange, including Rokkas Energy S.A. (ATSE: ROKKA), a windmill parks company, Folli Follie S.A. (ATSE: FOLLI), a luxury goods company, Flexopack S.A. (ATSE: FLEXO), a packaging company, Eurobrokers S.A. (ATSE: EUBRK), an insurance broking company, and Edrasi S.A. (ATSE: EDRA), a specialized construction company. Mr. Komninos is primarily engaged in the business of securities portfolio management. Throughout 2004 and 2005, he was a financial adviser to Capital Maritime & Trading Corp. Mr. Komninos also advises numerous other public companies in Greece on capital restructuring, mergers and acquisitions and buy-out projects. Mr. Komninos received his B.Sc. in economics from the University of Sussex in the United Kingdom and his M.Sc. in Shipping Trade and Finance from the City University Business School in London.

Kostas Koutsoubelis has been a member of our board of directors since May 20, 2008. Mr. Koutsoubelis is the group financial director of the Restis group of companies and also the chief financial officer and secretary of Golden Energy Marine Corp. Furthermore, he is a member of the board of the directors of the following public listed companies: FreeSeas Inc., Hellenic Seaways S.A., FG Europe, Imperio Argo Group A.M.E. as well as in the following private companies: First Business Bank, South African Marine Corp. and Swissmarine Corporation Ltd. Before joining the Restis group he served as head of shipping of Credit Lyonnais, Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. He is a governor in the Propeller Club — Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.

Elias M. Culucundis has been a member of our board of directors since our inception. Since 2002, Mr. Culucundis has been a member of the board of directors of Folli Follie S.A. and since 2006 an executive member of the board of directors of Hellenic Duty Free Shops S.A. Since 1999, Mr. Culucundis has been president, chief executive officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of chief executive officer, overseeing a large fleet of Panamax, aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the chief executive officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. Off Shore Consultants Inc. worked in FPSO (Floating Production, Storage and Offloading vessel, “FPSO”) design and construction and responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSO’s were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of our fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations, including the Council of the Union of Greek Shipowners and American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

George Taniskidis is the chairman and managing director of Millennium Bank, a position he had held since 2002. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, a shipping company, where he has served since 2005. He is also a member of the board of directors of Millennium Bank, Turkey and a member of the board of directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.

Kyriakos G. Dermatis has extensive experience in brokering and negotiating the sale and acquisition of commercial vessels, chartering, ship management and operations. He founded and became president of Intermodal Shipbrokers Co., a ship brokering company involved in ship sale and purchase, new building contracting and special project activities. Mr. Dermatis began his career in October 1965 as a deck apprentice on seagoing tankers vessels. He quickly climbed up to Chief mate with various shipping companies and ships until 1975 when he moved on shore and continued his career as a shipbroker with Thenamaris SA in July 1976. Later he joined “Balkanfracht Hamburg” as a shipbroker for approximately a year. He returned to Greece in October 1978 and joined “Balkanfracht Piraeus” as Senior Dry Cargo Broker. In 1976, he moved to “A. Bacolitsas S.A.” — a shipowning company, operating a fleet of 18 ships of several types and sizes, as chartering manager and was soon promoted to General Manager of the subject company where he stayed until April 1983. From April 1983 until September 1983, he was chartering Director in Greece for European Navigation Fleet. In January 1985, he established “Intermodal Shipmanagement Inc.,” a company specializing in the sale and purchase of ships, tanker chartering, management of small tankers and other more specialized projects. In 1992, the company was renamed “Intermodal Shipbrokers Co.” In 2003, Mr. Dermatis moved the company’s headquarters in North Athens and in 2005 he established a branch office in Shanghai, China in order to support the constantly rising new building activity. Since 2004, Intermodal has negotiated contracts for more than 120 ships in China and 6 Prototype RoRo-tankers in Romania for major Greek, as well as UAE, Argentinean, Malaysian and Italian, shipowners. Kyriakos Dermatis remains an active board member of The Hellenic Shipbrokers Association, a member of the Mediterranean committee of China Classification Society, a member of Shell Marine panel as an external professional advisor to Shell for the past 20 years, and a member of marine club. Mr. Kyriakos Dermatis graduated from the University of Piraeus in March, 1973 by obtaining a BSC in Economics and he attended the London School of Foreign Trade based in London from 1974-1975 where he obtained a diploma in Shipping Business. Then he completed the Post Graduate Diploma in Port & Shipping Administration in 1976 from the University of Wales with recommendation. In 1984, he received an MSC in maritime studies from Cardiff University.

Dimitrios Panagiotopoulos is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He also served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.

George Tsimpis served as shipping advisor at BNP Paribas, Greece, from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.

Dimitris Anagnostopoulos has over forty years of experience in shipping and ship finance. His career began in the 1970’s at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding positions of Senior Vice-President and Head of Shipping. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. He was recently named by the Lloyd’s Organization as Shipping Financier of the Year for 2008.

Voting Agreement

Pursuant to the Voting Agreement, our board of directors is required to consist of 13 persons. The Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders have been divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Restis affiliate shareholders and employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors will also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

On November 30, 2009, we announced the resignations of Messrs. Ioannis Tsigkounakis and Alexander Papageorgiou from our board. As a result of such resignations, there are currently two vacancies of our board of directors. Messrs. Tsigkounakis and Papageorgiou were designated as directors by the founding shareholders and the Restis affiliated shareholders, respectively.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described below and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Management — Board Committees — Shipping Committee.”

With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos would serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.

The Voting Agreement terminates on May 20, 2010, provided that the Restis affiliate shareholders and the founding shareholders may terminate the Voting Agreement prior such date if the other shareholder group at any time owns less than 50% of the shares subject to the Voting Agreement.

Board Committees

Our board of directors has an audit committee, a compensation committee, a nominating committee and a shipping committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitris Anagnostopoulos, Dimitrios N. Panagiotopoulos and George Tsimpis, each of whom is an independent director. Mr. Dimitrios N. Panagiotopoulos has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the Nasdaq Marketplace Rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the Nasdaq Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Kyriakos Dermatis, George Taniskidis and George Tsimpis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias M. Culucundis, Dimitrios N. Panagiotopoulos and George Tsimpis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, subject to the terms of the Voting Agreement.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties and powers of Seanergy’s chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties and powers include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that Seanergy will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, Seanergy has amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

Director Independence

Our securities are listed on the Nasdaq Stock Market and we are exempt from certain Nasdaq listing requirements including the requirement that our board be composed of a majority of independent directors. The board of directors has evaluated whether each of Messrs. Dimitris Anagnostopoulos, Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, George Taniskidis, and George Tsimpis is an “independent director” within the meaning of the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq requirements, the board of directors made a subjective determination as to each of Messrs. Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, George Taniskidis, and George Tsimpis that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the board of directors reviewed and discussed information provided by each of Messrs. Dimitris Anagnostopoulos, Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, George Taniskidis, and George Tsimpis with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our board of directors has determined that each of Messrs. Dimitris Anagnostopoulos, Elias M. Culucundis, Kyriakos Dermatis, Dimitrios N. Panagiotopoulos, George Taniskidis, and George Tsimpis is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Our by-laws provide that transactions must be approved by a majority of our independent and disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and the Nasdaq Marketplace Rules.

Compensation of Directors and Executive Officers

For the period ended December 31, 2008, our executive officers and directors received compensation of $321,000 from Seanergy. Our executive officers are employed by us pursuant to employment and consulting contracts. Our CEO’s employment contract expires in November 2012 and may be renewed for successive one-year terms. Our CFO’s contracts are indefinite but may be terminated on 6-months notice. The contracts do not provide for benefits upon termination of employment, except that our CEO will receive 12 months salary if he is terminated without cause or resigns for “good reason,” as defined in his contract.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 26, 2010, based upon filings publicly available as at January 26, 2010, by:

•	Each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	Each of our officers and directors; and

•	Our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

			Percentage of Outstanding				Percentage of Outstanding
			Common Stock				Common Stock
			Before	After			Before	After
			Offering	Offering			Offering	Offering
			and	and			and	and
Name and Address of			Concurrent	Concurrent	Investment		Concurrent	Concurrent
Beneficial Owner(1)	Voting Power		Sale	Sale(2)	Power		Sale	Sale(2)

Georgios Koutsolioutsos	32,532,104	(3)(4)(5)	81.37%	64.41%	9,568,380		23.93%	18.94%
Alexios Komninos	26,647,321	(3)(4)	78.06%	59.66%	1,183,417		3.47%	2.65%
Ioannis Tsigkounakis	26,169,720	(3)(4)	77.76%	59.23%	560,817		1.67%	1.27%
Kostas Koutsoubelis	0		*	*	0		*	*
Elias M. Culucundis	0		*	*	0		*	*
Christina Anagnostara	0		*	*	0		*	*
George Taniskidis	0		*	*	0		*	*
Kyriakos Dermatis	0		*	*	0		*	*
Dimitrios N. Panagiotopoulos	0		*	*	0		*	*
George Tsimpis	0		*	*	0		*	*
Dale Ploughman	0		*	*	0		*	*
Dimitris Anagnostopoulos	0		*	*	0		*	*
United Capital Investments Corp.	30,174,113	(4)(6)(8)(9)(10)	68.50%	72.93%	10,493,391	(6)(7)	29.08%	26.28%
Atrion Shipholding S.A.	28,889,362	(4)(8)(9)(10)	63.10%	65.99%	8,595,638		24.38%	18.77%
Plaza Shipholding Corp.	29,022,956	(4)(6)(8)(9)(10)	63.39%	66.29%	8,729,233	(6)(7)	24.76%	19.07%
Comet Shipholding Inc.	28,889,653	(4)(8)(9)(10)	63.10%	65.99%	8,595,930		24.38%	18.78%
Benbay Limited	10,493,391	(7)(10)	26.28%	27.97%	10,493,391	(6)(7)	29.08%	26.28%
United Capital Trust, Inc.	10,493,391	(7)(10)	26.28%	27.97%	10,493,391	(6)(7)	29.08%	26.28%
Aldebaran Investments LLC(11)	3,085,257		8.49%	6.58%	3,085,257		8.49%	6.58%
Brian Taylor(12)	3,474,538		10.45%	7.94%	3,474,538		10.45%	7.94%
All directors and executive officers as a group (11 individuals)	33,374,321	(4)(5)(14)	81.67%	64.94%	10,751,797		26.31%	20.92%

*	Less than one (1) percent

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Assumes the underwriters do not exercise the overallotment option and based on our assumed offering price of $2.85 per share, which was the closing price for our common stock on January 7, 2010.

(3)	Includes 6,727,000, 880,927, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, as to which each of Mr. Koutsolioutsos, Mr. Komninos, and Mr. Tsigkounakis have sole voting power.

(4)	Includes an aggregate of 22,573,724 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and Seanergy Maritime’s founding shareholders, which are subject to the Voting Agreement, as amended, described above.

(5)	Includes 38,700 shares of our common stock, as to which Mr. Koutsolioutsos has sole voting power.

(6)	Includes 70,000 shares of common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY, which is an entity affiliated with Victor Restis and Katia Restis.

(7)	None of the Restis affiliate shareholders, other shareholders who are affiliates of the Restis family, or Seanergy Maritime’s founding shareholders has shared investment power with respect to any of the shares beneficially owned, except for (i) 10,493,391 shares included for United Capital Investments Corp., United Capital Trust, Inc. and Benbay Limited as to which each of United Capital Investments, United Capital Trust and Benbay have shared voting and investment power; and (ii) 70,000 shares included for Plaza Shipholding Corp. as to which each of United and Plaza have shared investment power.

(8)	Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(9)	Includes 2,826,584, 2,002,038, 2,002,084, and 2,002,083 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, in connection with the exercise of the warrants, as to which each of United Capital Investments, Atrion, Plaza and Comet have sole voting power.

(10)	Following the initial acquisition of an aggregate of 2,750,000 shares of our common stock on May 20, 2009, each of United Capital Investments, Atrion, Plaza and Comet and their affiliates have continued to make additional purchases of shares of our common stock as follows: (i) during the period between June 5, 2008 and August 11, 2008, they collectively purchased an aggregate of 8,929,781 shares of our common stock in a combination of open market purchases and private block transaction for prices ranging from $9.8711 to $10.00 per share; and (ii) during the period between October 13, 2008 and August 21, 2009, they collectively purchased an aggregate of 4,937,634 shares of our common stock in open market purchases for prices ranging from $4.78 to $6.99 per share.

(11)	Based on Schedule 13G filed on February 17, 2009. Includes shares issuable upon exercise of warrants which became exercisable on September 24, 2008. The address is 500 Park Avenue, 5th Floor, New York, NY 10022.

(12)	Based on Schedule 13G/A filed on January 19, 2010. Mr. Brian Taylor, is the sole member of Pine River Capital Management LLC, the general partner of Pine River Capital Management, L.P. and director of Nisswa Acquisition Master Fund Ltd., and Pine River Capital Management L.P., Nisswa Acquisition Master Fund’s investment manager. Nisswa Acquisition Master Fund Ltd. has shared voting power and shared investment power for 3,260,012 shares. The address of each of Mr. Taylor, Pine River Capital Management L.P. and Nisswa Acquisition Master Fund Ltd. is c/o Pine River Capital Management L.P., 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(13)	Based on Schedule 13G filed on February 5, 2008. Includes shares issuable upon exercise of Warrants which became exercisable on September 24, 2008. Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander have shared voting power and shared investment power for these 1,647,408 shares. The address is c/o Millennium Management LLC, 666 Fifth Avenue, New York, NY 10103.

(14)	Includes 6,727,000 and 880,927 shares of our common stock for Mr. Koutsolioutsos and Mr. Komninos, respectively, issuable upon exercise of warrants, as to which each of Mr. Koutsolioutsos and Mr. Komninos have sole voting power.

Escrow of Shares Held by Seanergy Maritime’s Founding Shareholders

The 5,500,000 shares initially owned by Seanergy Maritime’s founding shareholders, including those that were transferred by Seanergy Maritime’s former chief executive officer and former chief operating officer to the Restis affiliate shareholders, had been placed in an escrow account maintained by Continental Stock Transfer & Trust Company, as escrow agent. These shares were exchanged for shares of our common stock. In connection with the dissolution and liquidation of Seanergy Maritime, we executed a joinder to the stock escrow agreement and as a result the shares of our common stock owned by such shareholders remained in escrow until 12 months after the vessel acquisition. In September 2009 pursuant to the terms of the escrow agreement, these shares were released by the escrow agent to the founding shareholders, including the Restis affiliate shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Master Agreement

On August 26, 2008, shareholders of Seanergy Maritime approved a proposal to acquire six dry bulk carriers from six individual sellers that are controlled by members of the Restis family, including two newly built vessels. This acquisition was made pursuant to the Master Agreement and the several MOAs in which Seanergy agreed to purchase these vessels for an aggregate purchase price of (i) $367,030,750 in cash to the sellers, (ii) $28,250,000 in the form of the Note, which was convertible into 2,260,000 shares of Seanergy’s common stock, issued to the Restis affiliate shareholders as nominees for the sellers, and (iii) an aggregate of 4,308,075 shares of common stock of Seanergy issued to the Restis affiliate shareholders as nominees for the sellers, subject to Seanergy meeting an EBITDA target of $72 million to be earned between October 1, 2008 and September 30, 2009, which EBITDA target was achieved. On August 19, 2009, in connection with an amendment to the Note to reduce the conversion price, the holders of the Note converted it to 6,585,868 shares of our common stock. The Restis affiliate shareholders, United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc., and the sellers are owned and controlled by the following members of the Restis family: Victor Restis, Bella Restis, Katia Restis and Claudia Restis. The Restis affiliate shareholders are four personal investment companies. Each company is controlled by one of these four individuals. Each seller is a single purpose entity organized for the purpose of owning and operating one of the six dry bulk carriers sold pursuant to the terms of the Master Agreement and the individual related MOA. Following the sale of the vessels under the Master Agreement and related MOAs, the sellers have had no further operations. The Restis affiliate shareholders purchased shares of Seanergy’s common stock from two of our original founders, Messrs. Panagiotis and Simon Zafet, and serve as nominees of the sellers for purposes of receiving payments under the Note and the shares issuable upon meeting the EBITDA targets described above. The Restis affiliate shareholders do not have any direct participation in our operations as they are not officers, directors or employees of Seanergy Maritime or Seanergy. Pursuant to the terms of the Voting Agreement, the Restis affiliate shareholders have the right to nominate members to the Board of Directors and to appoint officers as described more fully below.

The Master Agreement also provided that Seanergy Maritime and Seanergy cause their respective officers to resign as officers, other than Messrs. Ploughman and Koutsolioutsos, and the Restis affiliate shareholders have the right to appoint such other officers as they deem appropriate in their discretion. The Master Agreement also required that directors resign and be appointed so as to give effect to the Voting Agreement. Pursuant to the Master Agreement, Seanergy Maritime and Seanergy also established shipping committees of three directors and delegated to them the exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations. Messrs. Ploughman, Koutsoubelis and Culucundis were appointed to such committees. See “Our’s Business — Shipping Committee.” In addition, in connection with the Master Agreement, Seanergy entered into the Management Agreement and the Brokerage Agreement, whereby Seanergy agreed to outsource the management and commercial brokerage of its fleet to affiliates of the Restis family.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation, we were obligated to file a registration statement with the Securities and Exchange Commission registering the resale of the 5,500,000 shares in the aggregate owned by Seanergy Maritime’s founding shareholders and the Restis affiliate shareholders and the 16,016,667 shares of common stock underlying their private placement warrants. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009 they were released by the escrow agent. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of 4,308,075 shares of common stock issued to the Restis affiliate shareholders upon achievement of the EBITDA targets and 2,260,000 shares of common stock issuable upon conversion of the Note. We have filed such registration statement with the SEC and it was declared effective on February 19, 2009. On August 28, 2009, in connection with the amendment to the Note, we filed a registration statement pursuant to

Rule 462(b) for the additional 4,325,868 shares of our common stock issued upon conversion of the Note, as amended.

The holders of such securities are also entitled to certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements, other than underwriting discounts and/or commissions.

In connection with the concurrent sale, we have agreed to grant the purchaser certain registration rights for the shares purchased in the concurrent sale. We will enter into an agreement regarding these rights after the closing of the offering and the concurrent sale.

Management of the Fleet

We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels and the BET fleet has been contracted out to Safbulk. The management of our fleet has been contracted out to EST. These entities are controlled by members of the Restis family.

Brokerage Agreement

Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime and BET for the BET fleet, Safbulk provides commercial brokerage services to our subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Management Agreement

Under the terms of the management agreement entered into by EST, as manager of all vessels owned by Seanergy’s subsidiaries, with Seanergy Management, and EST, as manager of all vessels owned by BET, and BET, EST performs certain duties that include general administrative and support services necessary for the operation and employment of all vessels owned by all subsidiaries of Seanergy and BET, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Seanergy’s instructions, sale and purchase of vessels.

Under the terms of the management agreement with Seanergy Management, EST was initially entitled to receive a daily fee of Euro 416.00 per vessel until December 31, 2008, which fee may thereafter be increased annually by an amount equal to the percentage change during the preceding period in the Harmonised Indices of Consumer Prices All Items for Greece published by Eurostat from time to time. Such fee is payable monthly in advance on the first business day of each following month. The fee has been increased to Euro 425.00 per vessel through December 31, 2009. Under the terms of the management agreement with BET, the management fee is also Euro 425.00 per vessel through December 31, 2009.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance. The shipping industry often demands very prompt review and decision-making with respect to business opportunities. In recognition of this, and in order to best utilize the experience and skills that the Restis family board appointees bring to us, our board of directors has delegated all such matters to the shipping committee. Transactions that involve the issuance of our securities or transactions that involve a related party, however, shall not be delegated to the shipping committee but instead shall be considered by the entire board of directors. The shipping committee is comprised of three directors. In accordance with the Voting Agreement, the Master Agreement and our by-laws, two of the directors are nominated by the Restis affiliate shareholders and one of the directors is nominated by Seanergy Maritime’s founding shareholders. The initial members of the shipping committee are Messrs. Dale Ploughman and Kostas Koutsoubelis, who are the Restis affiliate shareholders’ nominees, and Mr. Elias M. Culucundis, who is the founding shareholders’ nominee. The Voting Agreement further requires that the directors appoint the selected nominees and that the directors fill any vacancies on the shipping committee with nominees selected by the party that nominated the person whose resignation or removal caused the vacancy.

In order to assure the continued existence of the shipping committee, our board of directors has agreed that the shipping committee may not be dissolved and that the duties or composition of the shipping committee may not be altered without the affirmative vote of not less that 80% of our board of directors. In addition, the duties of our chief executive officer, which is currently Mr. Ploughman, may not be altered without a similar vote. These duties include voting the shares of stock that Seanergy owns in its subsidiaries. The purpose of this provision is to ensure that we will cause each of its shipping-related subsidiaries to have a board of directors with members that are identical to the shipping committee. In addition to these agreements, we have amended certain provisions in its articles of incorporation and by-laws to incorporate these requirements. As a result of these various provisions, in general, all shipping-related decisions will be made by the Restis family appointees to our board of directors unless 80% of the board members vote to change the duties or composition of the shipping committee.

The members of the shipping committee also serve as our appointees to the BET board of directors.

The Charters

In connection with our business combination, our relevant vessel-owning subsidiaries entered into time charter parties for all six vessels with SAMC, a company associated with members of the Restis family. Each charter party reflected rates for a period of 11 to 13 months as follows (inclusive of a total of 2.5% address and charter commission in favor of parties nominated by the sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Davakis G. (ex. Hull No. KA215); (iv) $60,000 per day for the Delos Ranger (ex. Hull No. KA216); (v) $65,000 per day for the Bremen Max; and (vi) $65,000 per day for the Hamburg Max, with some flexibility permitted with regard to the per vessel type charters secured by the sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing. On July 24, 2009, SAMC and Seanergy executed addenda to the charter parties relating to the Bremen Max and the Hamburg Max pursuant to which the daily charter rate was reduced to $15,500 for each vessel and the charter period was extended for an additional 11-13 months commencing on July 27, 2009 and August 12, 2009, respectively.

Pursuant to charter party agreements dated July 14, 2009, each of the African Oryx and the African Zebra were chartered to MUR Shipping B.V. for a period of 22 to 25 months at charter rates equal to $7,000 per day and $7,500 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax. The charters commenced on July 17, 2009 and July 20, 2009 for the African Oryx and the African Zebra, respectively. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker.

The Davakis G was chartered to Sangamon Transportation Group for a period of 11 to 13 months commencing on November 28, 2009 at a daily charter rate of $21,000 and the Delos Ranger was chartered to Bunge S.A. for a period of 11 to 13 months commencing on January 16, 2010 at a daily charter rate of $20,000. All charter rates are inclusive of a commission of 1.25% payable to Safbulk as commercial broker. In addition, all charter rates are inclusive of a commission of 3.75% payable to the charterers and a commission of 1.25% payable to the charterers’ commercial brokers.

Pursuant to charter party agreements dated as of July 7, 2009, each of the BET Commander, the BET Prince, the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of

$24,000, $25,000, $25,000, $26,000 and $15,500, respectively, for charters expiring in December 2011, January 2012, September 2011, October 2011 and September 2011, respectively.

All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk as commercial broker and 2.5% payable to SAMC as charterer.

SAMC is an affiliate of members of the Restis family. We believe the terms of the charters with SAMC are at least as favorable to us as those we could have obtained from an unaffiliated third party.

Voting Agreement

Pursuant to the Voting Agreement, our board of directors is required to consist of 13 persons. The Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three “independent” directors, as defined in the rules of the SEC and the rules of any applicable stock exchange.

Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Restis affiliate shareholders pursuant to the Voting Agreement. Because each of Messrs. Ploughman and Koutsoubelis was appointed by the Restis affiliate shareholders and is employed by affiliates of the Restis affiliate shareholders in other vessel-owning ventures, the Restis affiliate shareholders are in a position to exert influence over such individuals in their capacities as directors of Seanergy. Accordingly, these board members may encounter conflicts of interest in considering future acquisitions of vessels on behalf of Seanergy.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

On November 30, 2009, we announced the resignations of Messrs. Tsigkounakis and Papageorgiou from our board. As a result of such resignations, there are currently two vacancies on our board of directors. Messrs. Tsigkounakis and Papageorgiou were designated as directors by the founding shareholders and the Restis affiliated shareholders, respectively.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described above and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy. See “Management — Board Committees — Shipping Committee.”

With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos will serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.

The Voting Agreement terminates on May 20, 2010, provided that the Restis affiliate shareholders and the founding shareholders may terminate the Voting Agreement prior such date if the other shareholder group at any time owns less than 50% of the shares subject to the Voting Agreement.

Stock Purchase Agreement

On May 20, 2008, the Restis affiliate shareholders purchased the beneficial interests in all of the securities of Seanergy Maritime owned by Messrs. Panagiotis Zafet and Simon Zafet, the former chief executive officer and chief operating officer of Seanergy Maritime, respectively. The securities owned by the Zafets consisted of 2,750,000 founding shares and 8,008,334 private placement warrants. The aggregate purchase price for the founding shares and private placement warrants, which was negotiated between the Zafets and the Restis affiliate shareholders, was $25,000,000.

Because the securities purchased by the Restis affiliate shareholders were founding shares and private placement warrants, they were subject to a number of restrictions not applicable to Seanergy Maritime common stock and warrants. The founding shares were held in escrow and could not be transferred until 12 months after a business combination, which is why the Restis affiliate shareholders could only purchase the beneficial interests in such shares, including voting rights, as the founding shares remained in the registered names of the Zafets until September 7, 2009, when they were transferred into the names of the Restis affiliate shareholders and released from escrow.

In connection with the purchase by the Restis affiliate shareholders of all of the Zafets’ beneficial interest in the founding shares and private placement warrants, the Zafets agreed to resign as directors and officers of Seanergy Maritime and terminated all business relationships they had with Seanergy Maritime.

Neither Seanergy nor Seanergy Maritime was a party to the stock purchase agreement and neither was involved in the negotiation of the purchase price. Accordingly, Seanergy and Seanergy Maritime believe that the fair value of the founding shares and private placement warrants sold by the Zafets to the Restis affiliate shareholders was the contractual purchase price of $25,000,000. In addition, because none of Seanergy Maritime, Seanergy or the founding shareholders other than the Zafets was a party to the stock purchase agreement, the parties to the stock purchase agreement could not and did not enter into a voting agreement. The Voting Agreement was entered into in connection with the Master Agreement between Seanergy Maritime and the certain nominees of the sellers, among others.

Vgenopoulos and Partners

Mr. Ioannis Tsigkounakis, a former member of our board of directors, is a partner of Vgenopoulos and Partners. During the fiscal year ended December 31, 2008, Seanergy Maritime paid Mr. Tsigkounakis’ law firm $340,000. Seanergy anticipates continued retention of Mr. Tsigkounakis’ law firm for the near future. On November 30, 2009, we announced that Mr. Tsigkounakis had resigned from our board of directors.

Sublease Agreement

We lease our executive office space in Athens, Greece pursuant to the terms of a sublease agreement between Seanergy Management and Waterfront, a company which is beneficially owned by Victor Restis. The sublease fee is approximately Euro 500,000 per annum. The initial term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The premises are approximately 1,000 square meters in a prime location in the Southern suburbs of Athens. The agreement includes furniture and parking space.

Consultancy Agreement

On December 15, 2008, Seanergy Management entered into an agreement with CKA Company S.A., a related party entity incorporated in the Marshall Islands. CKA Company S.A. is beneficially owned by our chief financial officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves in the position of our chief financial officer. The agreement is for $220,000 per annum, payable monthly on the last working day of every month in twelve installments.

BET Shareholders Agreement

In connection with the closing of our purchase of an interest in BET, on August 12, 2009, we entered into a shareholders agreement with Mineral Transport, an affiliate of members of the Restis family, which sets forth, among other things, the parties rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders. See “Our Business — BET — Shareholders Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 43,781,486 shares of common stock outstanding, or 45,097,275 shares if the underwriters’ over-allotment option is exercised in full and assuming the offering price is $2.85 per share, the closing price of our common stock on January 7, 2010. The $25,000,000 of shares sold in this offering, or $28,750,000 of shares if the underwriters’ over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our “affiliates,” which will be subject to the resale limitations of Rule 144 under Securities Act.

After the consummation of this offering and the consummation of the concurrent sale, certain of our existing shareholders will continue to own 32,570,024 shares of common stock assuming the offering price is $2.85 per share, the closing price of our common stock on January 7, 2010, which are “control securities” for purposes of Rule 144 or were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. The control securities or restricted securities held by certain of these existing shareholders, our officers, directors and certain other parties will be subject to the underwriters’ 90-day lock-up agreement. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Securities currently registered under our existing Form F-1 resale registration statement may not be sold during the 90-day lock-up period.

In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the applicable class of stock, or (ii) an amount equal to the average weekly reported volume of trading in shares of the applicable class of stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144 without regard to the limitations described above, provided that one year has elapsed since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through on or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Our directors and officers and certain of our existing affiliated shareholders, who collectively own 32,570,024 shares assuming the offering price is $2.85 per share, the closing price of our common stock on January 7, 2010, may not offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to our common stock or that are exercisable for common stock, without the prior written consent of Maxim Group LLC and Rodman & Renshaw, LLC during the period beginning from the date of the prospectus and continuing to and including the date 90 days after the date of this prospectus.

As a result of these lock-up agreements and rules of the securities act, the restricted shares will be available for sale in the public market, in some cases subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date	Number of Shares
of this Prospectus	Eligible for Sales	Comment

Date of prospectus	2,439,532	Shares not locked up and eligible for sale freely or under Rule 144
90 days	33,255,170	lock-up released

Prior to this offering, there has been a limited public market for our common stock, but no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF SECURITIES

Seanergy is a corporation organized under the laws of the Republic of the Marshall Islands and is subject to the provisions of Marshall Islands law.

Below is a summary of the material features of Seanergy’s securities. This summary is not a complete discussion of the amended and restated articles of incorporation and amended and restated by-laws of Seanergy that create the rights of its shareholders. You are urged to read carefully the amended and restated articles of incorporation and amended and restated by-laws of Seanergy.

General

We are authorized to issue 200,000,000 shares of common stock, par value $0.0001, of which 33,255,170 shares of common stock are outstanding as of January 26, 2010 and 1,000,000 shares of preferred stock, par value $0.0001, of which none are outstanding as of the date of this prospectus.

Common Stock

We have outstanding 33,255,170 shares of common stock. In addition, we have 40,984,667 shares of common stock reserved for issuance upon the exercise of warrants and the underwriter’s unit purchase option described below.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Certain of our shareholders have agreed with us to subordinate their right to receive dividends with respect to 5,500,000 shares of our common stock owned by them for a period of one year commencing on the second full quarter following the initial closing of the vessel acquisition to the extent that we have insufficient funds to make such dividend payments. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

There are no limitations on the right of non-residents of the Republic of the Marshall Islands to hold or vote shares of our common stock.

Preferred Stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although there is no current intent to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

We have outstanding an aggregate of 38,984,667 warrants, which are exercisable at a price of $6.50 per share, subject to adjustment as discussed below. Our warrants will expire on September 24, 2011 at 5:00 p.m., New York City time.

We may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the Common Shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; provided that a current registration statement under the Securities Act relating to the shares issuable upon exercise of the warrant, or Warrant Share, is effective.

This criterion was established to provide warrant holders with a (i) adequate notice of exercise only after the then prevailing Common Share price is substantially above the warrant exercise price and (ii) a sufficient differential between the then prevailing Common Share price and the warrant exercise price so there is a reasonable cushion against a negative market reaction, if any, to our redemption call. A total of 16,066,667 warrants issued by Seanergy Maritime in the pre-offering private placement and which we assumed following the dissolution and liquidation of Seanergy Maritime, which we will refer to as the private placement warrants, may not be redeemed if held by the initial holders or their permitted assigns.

The exercise price and number of Warrant Shares may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of Warrant Shares, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to Warrants Shares is current and the Warrant Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we will agree to meet these conditions and use our best efforts to maintain a current prospectus relating to Warrant Shares until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless and we will not be required to net-cash settle the warrants. In such a case, the purchasers of units will have paid the full purchase price of the units solely for the Common Shares underlying such units. Additionally, the market for the warrants may be limited if the prospectus relating to the Warrant Shares is not current or if the Warrant Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. In no event will the registered holders of a warrant be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in Common Shares.

The private placement warrants are identical to our warrants, except that (i) the private placement warrants are not subject to redemption if held by the initial holders or their permitted assigns and (ii) the warrants may be exercised on a cashless basis. Because the private placement warrants were originally issued pursuant to an exemption from the registration requirements under the federal securities laws, the holders of such warrants will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current. As described above, the holders of the warrants purchased in the initial public offering will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the Warrant Shares to be issued to the warrant holder.

Purchase Option

Upon the dissolution and liquidation of Seanergy Maritime, we assumed Seanergy Maritime’s obligation under the underwriter’s unit purchase option it granted to Maxim Group LLC for the purchase up to a total of 1,000,000 units at a per unit price of $12.50. The units issuable upon exercise of the option will consist of one share of our common stock and one warrant. The warrant will be identical to the warrants described above.

Underwriters’ Representatives Warrants

Upon completion of this offering, we have agreed to issue to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, warrants to purchase an aggregate of 5% of the number of shares of our common stock offered and sold in this offering. The exercise price of such warrants shall be 110% of the price per share paid by investors in this offering. The warrants shall be exercisable for a period commencing six months from the consummation of this offering and expiring five years from the consummation of this offering. We may not call the warrants for redemption.

The exercise price and number of shares underlying the warrants to be issued to the underwriters’ representatives may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of common stock underlying the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed to file a post-effective amendment to the registration statement of which this prospectus forms a part no later than six months after the date of issuance of the representatives’ warrants to Maxim Group LLC and Rodman & Renshaw, LLC (the “Six Month Date”) and to maintain the effectiveness of such registration statement for a period of one year from the date such post-effective amendment is declared effective by the SEC or the Six Month Date, whichever is later, subject to certain black out periods. In addition, we have granted Maxim Group LLC and Rodman & Renshaw, LLC certain “piggy-back” registration rights on registration statements filed prior to the expiration date of the representatives’ warrants. We have agreed to bear the expenses incurred in connection with the filing of the post-effective amendment and any subsequent registration statement, other than underwriting discounts and/or commissions and the legal fees of counsel to Maxim Group LLC and/or Rodman & Renshaw, LLC.

Dividends

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the vessel acquisition, which is the quarter ending March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends based on restrictions imposed on us by our senior lender. We have not yet determined when any dividend payments will be resumed. In the event we determine to resume any dividend payments, under the terms of the waiver obtained with respect to our loan facilities’ security margin clause, the written approval of Marfin will be required before the payment of any dividends. Certain of our shareholders have agreed with us for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 owned by them, but only to the extent that we have insufficient funds to make such dividend payments. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholders’ Meetings
• Held at a time and place as designated in the by-laws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
• May be held within or outside the Marshall Islands	• May be held within or outside Delaware
• Notice:	• Notice:
•     Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.

   •   Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the date of the meeting
Shareholders’ Voting Rights
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Stockholders may act by written consent to elect directors
• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy
•     Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting. Once a quorum is present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders
• For non-stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum
• The articles of incorporation may provide for cumulative voting in the election of directors	• For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event

Marshall Islands	Delaware

shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum
• Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting	• The certificate of incorporation may provide for cumulative voting
•     Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting
• Any two or more corporations existing under the laws of state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting

•     Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote

•     Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation
• Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting
•     Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation or approval off the shareholders is required pursuant to the BCA
• Any mortgage or pledge of a corporation’s property and assets may be authorized without vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides
Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board under the specific provisions of a bylaw	• Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors
•     If the board is authorized to change the number of directors, it can only do so by majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director
• If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate

Marshall Islands	Delaware

• Removal	• Removal
• Any or all of the directors may be removed for cause by vote of the shareholders	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides
• If the articles of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, stockholders may effect removal of any or all directors only for cause
Dissenter’s Rights of Appraisal
• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	• With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•     A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder’s Derivative Actions
•     An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of the transaction of which he complains, or that has shares or his interest therein devolved upon him by operation of law
• In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or such stockholder’s stock must have thereafter devolved upon such stockholder by operation of law
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort	• Other requirements regarding derivative suits have been created by judicial decision, including that a stockholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)

Marshall Islands	Delaware

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Reasonable expenses including attorney’s fees may be awarded if the action is successful
•     Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and shares have a value of less than $50,000

TAXATION

The following is a summary of the material U.S. federal and Marshall Islands income tax consequences of the ownership and disposition of our common stock. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons that hold our warrants;

•	persons that hold our common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

We have not sought, nor will we seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR COMMON STOCK MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH SUCH HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

United States Federal Income Tax Consequences

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain US territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S.-Source Gross Transportation Income” or “USSGTI.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. US law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The jurisdictions where we and our ship-owning subsidiaries are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

For the 2008 tax year, we claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test.

For 2009 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. Our ability to satisfy the Publicly-Traded Test is discussed below.

• The Publicly-Traded Test

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market, which is an established securities market for these purposes.

The regulations also require that our stock be “regularly traded” on an established securities market. Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if we do not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Test.” The Closely-Held Test will not disqualify us, however, if we can establish that our qualified 5% Shareholders own sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test.

Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests, set out under the regulations applicable to 5% Shareholders, and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership owns shares used for qualification that are registered to “bearer” rather than in nominal form.

For purposes of being able to determine our 5% Shareholders, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There can be no assurance regarding whether we will be subject to the Closely-Held Test for any year or whether in circumstances where it would otherwise apply we will be able to qualify for the exception to the Closely-Held Test. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Tax Taxation Related to the BET Fleet

As further described in “Our Business — BET” section under the “Recent Developments” portion of the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations for Seanergy Maritime and Seanergy” of this prospectus, on August 12, 2009, we closed on the acquisition of a 50% controlling interest in BET from Constellation Bulk Energy Holdings, Inc. During the course of Mineral Transport Holdings, Inc.’s joint venture with Constellation Bulk Energy Holdings, Inc. and its parent corporation, Constellation Energy Group, Inc., for the operation of the BET fleet, BET failed to timely file an election to be treated as a disregarded entity for US tax purposes, which is commonly referred to as a “check-the-box” election. Without this check-the-box election, the USSGTI of each ship-owning corporation in the BET fleet will be subject to the 4% Tax on its USSGTI for the 2008 and 2009 tax years since the ship-owning corporations cannot otherwise qualify for Section 883 relief under the Section 883 regulations.

Concurrent with the BET acquisition, BET requested the IRS’ permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET, which we call “9100 relief” after the Code’s regulatory section that describes the conditions for making such a request. Along with the BET acquisition and the 9100 relief application, Constellation Energy Group, Inc., BET, Mineral Transport, and we entered into an indemnification agreement. The indemnification agreement states in part that Constellation Energy Group, Inc. will indemnify us for any costs and unfavorable tax consequences resulting from the failure of BET to make the check-the-box election. As part of the indemnification agreement, Constellation Energy Group, Inc. has deposited with a third party an amount that will cover any potential tax cost from the failure to make the check-the-box election for the 2008 and 2009 tax years. The indemnification agreement specifies that this money will be returned to Constellation Energy Group, Inc. either after any amounts necessary to cover the relevant tax obligations and fees have been paid or if the IRS permits the check-the-box election and grants a refund of the tax payments, since the BET ship-owning companies will then qualify for a US tax exemption under Section 883.

If the IRS decides not to grant the 9100 relief to allow BET to make a check-the-box election after the fact, then the BET fleet’s ship-owning companies will be required to pay the 4% Tax on their USSGTI for the 2008 through 2009 tax years. Constellation Energy Group, Inc. already paid the 4% Tax on the USSGTI for the one ship-owning company in the BET group of companies that earned USSGTI during 2008, and as stated in the preceding paragraph, Constellation Energy Group, Inc. deposited amounts with a third party to cover any 4% tax due on the 2009 USSGTI earned by BET vessels.

However, if the IRS decides not to grant the 9100 relief, then our ability to exempt the BET vessels’ USSGTI from US taxation for the 2010 tax year onward will depend on the ability of our affiliated 50% owner of the BET vessels, Mineral Transport, to qualify for a US tax exemption under the 50% Ownership Test of the Section 883 regulations discussed above under the heading, “Exemption of Operating Income from United States Federal Income Taxation.” While Mineral Transport qualifies for a US tax exemption under the Section 883 regulations at this time, allowing us to claim a US tax exemption on income we receive from the BET fleet if the IRS decides not to grant the 9100 relief, we can give no assurance that Mineral Transport will continue to so qualify.

Passive Foreign Investment Company Regulations

United States Federal Income Taxation of U.S. Holders

Taxation of Distributions Paid on Common Stock.  Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income the amount of any distribution paid on our common stock. A distribution on such common stock should be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we are not a U.S. corporation, such dividend should not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits should be applied against and reduce the U.S. Holder’s tax basis in our common stock (but not below zero) and, to the extent in excess of such basis, should be treated as capital gain from the sale or exchange of such common stock.

With respect to non-corporate U.S. Holders of our common stock, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower rate applicable to long-term capital gains (see the section entitled “— Taxation on the Disposition of Common Stock,” below) provided that (1) our common stock is readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS guidance, for purposes of clause (1) above, common stock is considered to be readily tradable on an established securities market in the United States only if it is listed on certain exchanges, which include the Nasdaq Stock Market. We expect that our stock will be listed on the Nasdaq Stock Market. Nevertheless, you should consult with your own tax advisors regarding the availability of the lower capital gains tax rate for any dividends paid with respect to our common stock.

Taxation on the Disposition of Common Stock

Upon a sale or other taxable disposition of our common stock (which, in general, would include a redemption of our common stock), and subject to the PFIC rules discussed below, a U.S. Holder generally should recognize capital gain or loss in an amount equal to the difference between the amount realized on such disposition and the U.S. Holder’s tax basis in the common stock.

Capital gains recognized by a U.S. Holder generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by a non-corporate U.S. Holder are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011, and 20% thereafter. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period under the Code for the common stock exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules.  A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based on the current and expected composition of the assets and income of us and our subsidiaries, it is not anticipated that we will be treated as a PFIC. For purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income — in particular, the vessels — should not constitute passive assets for purposes of determining whether we are a PFIC. IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law due to specific characteristics of the time charters in that case. Tidewater Inc. v. U.S., 565 F.3d 299 (5th Cir., Apr. 13, 2009). While the IRS believed in the Tidewater case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs and time charter income, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we were a PFIC for any taxable year during which a U.S. Holder held our common stock, and such U.S. Holder did not make a timely qualified electing fund, or QEF, election for the first taxable year of its holding period for the common stock or mark-to-market election, as described below, such holder should be subject to special rules with respect to:

•	any gain realized by the U.S. Holder on the sale or other taxable disposition of our common stock; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such holder during a taxable year that are greater than 125% of the average annual distributions received by such holder in respect of our common stock during the three preceding taxable years or, if shorter, such holder’s holding period for the common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year.

In addition, if we were a PFIC, a distribution to a U.S. Holder that is characterized as a dividend and is not an excess distribution generally should not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate U.S. Holders, as discussed above. Furthermore, if we were a PFIC, a U.S. Holder that acquires our common stock from a deceased U.S. Holder who dies before January 1, 2010, generally should be denied the step-up of U.S. federal income tax basis in such stock to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such stock equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our common stock by making a timely QEF election to include in income such holder’s pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. There is no assurance, however, that we will have timely knowledge of our status as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election.

If a U.S. Holder makes a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such stock (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such stock or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such stock generally should be taxable as capital gain and no interest charge should be imposed. As discussed above, if a U.S. Holder has made a QEF election, such holder should be currently taxed on its pro rata share of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend. The U.S. Holder’s tax basis in shares will be increased by amounts that are included in income pursuant to the QEF election and decreased by amounts distributed but not taxed as dividends under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election was made.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally should apply for subsequent years if the U.S. Holder held our common stock while we were a PFIC, whether or not we met the test for PFIC status in those subsequent years. However, if a U.S. Holder makes the QEF election discussed above for the first tax year in which the such holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder should not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above with respect to such stock. In addition, such U.S. Holder should not be subject to the QEF inclusion regime with respect to such stock for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of the tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our common stock, the PFIC rules discussed above will continue to apply to such stock unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such stock attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns common stock in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our common stock and for which we are determined to be a PFIC, such holder generally should not be subject to the PFIC rules described above in respect of such common stock. Instead, the U.S. Holder generally should include as ordinary income each year the excess, if any, of the fair market value of our common stock at the end of such holder’s taxable year over its adjusted tax basis in our common stock. The U.S. Holder also should be allowed to take an ordinary loss in respect of the excess, if any, of its tax basis in our common stock over the fair market value of such stock at the end of such holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our common stock will be adjusted to reflect any such income or loss amounts, and any further gain realized on a sale or other taxable disposition of the common stock should be treated as ordinary income.

The mark-to-market election generally is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (e.g., the Nasdaq Stock Market) or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our common stock will be regularly traded on the Nasdaq Stock Market, there can be no assurance of that. U.S. Holders should consult with their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of our common stock under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally should be deemed to own a portion of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. There is no assurance, however, that we will have timely knowledge of the status of any such subsidiary as a PFIC in the future or that we will be willing or able to provide a U.S. Holder with the information needed to support a QEF election with respect to a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) stock in a PFIC during any year, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to our common stock under their particular circumstances.

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our common stock generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common stock to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Marshall Islands Tax Consequences

Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders, and holders of common stock of Seanergy that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.

UNDERWRITING

Maxim Group LLC and Rodman & Renshaw, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Maxim Group LLC
Rodman & Renshaw, LLC
Total

Concurrently with our offering to the public, we are selling $5,000,000 of shares of our common stock to Victor Restis, or one of our significant shareholders, one of his affiliates, at the public offering price. We refer to this sale as the concurrent sale. We are selling these shares directly to the purchaser in the concurrent sale and not through underwriters or any brokers or dealers. The shares sold to the purchaser in the concurrent sale will not be subject to any underwriting discounts or commissions. The common shares will not be sold to the purchaser in the concurrent sale unless the offering to the public is consummated.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the consummation of this offering, to purchase up to           additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and our shareholders affiliated with the Restis family have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Maxim Group LLC and Rodman & Renshaw, LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Maxim Group LLC and Rodman & Renshaw, LLC in their joint discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The common stock is quoted on the Nasdaq Global Market under the symbol “SHIP.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by the Company
	No Exercise	Full Exercise

Per share discount	$	$
Corporate finance fee	$	$
Total discounts and fees	$	$
(1) The 1.0% corporate finance fee is payable in equal portions to Maxim Group LLC and Rodman & Renshaw, LLC.

Upon completion of this offering, we have agreed to issue to Maxim Group LLC and Rodman & Renshaw, LLC, joint book-running managers and representatives of the underwriters, warrants to purchase an aggregate of 5% of the number of shares of our common stock offered and sold in this offering. The exercise price of such warrants shall be 110% of the price per share paid by investors in this offering. The warrants shall be exercisable for a period commencing six months from the effective date of this offering and expiring five years from the effective date of this offering. The warrants and shares of our common stock underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110 of the FINRA Securities Offering and Trading Standards and Practices, pursuant to which such securities may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the consummation of the offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. However, the warrants may be transferred immediately to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The exercise price and number of shares of our common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below the exercise price of the warrants.

We have agreed to file a post-effective amendment to the registration statement of which this prospectus forms a part no later than six months after the date of issuance of the representatives’ warrants to Maxim Group LLC and Rodman & Renshaw, LLC (the “Six Month Date”) and to maintain the effectiveness of such registration statement for a period of one year from the date such post-effective amendment is declared effective by the SEC or the Six Month Date, whichever is later, subject to certain black out periods. In addition, we have granted Maxim Group LLC and Rodman & Renshaw, LLC certain “piggy-back” registration rights on registration statements filed prior to the expiration date of the representatives’ warrants. We have agreed to bear the expenses incurred in connection with the filing of the post-effective amendment and any subsequent registration statement, other than underwriting discounts and/or commissions and the legal fees of counsel to Maxim Group LLC and/or Rodman & Renshaw, LLC.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq Global Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (commissione Nazionale per le Società e la Borsa (the “CONSOB”)) pursuant to Italian securities legislation, and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or the accompanying prospectus or any other documents relating to our common stock or the offer be distributed in Italy other than to professional investors (operatori qualificanti), as defined in Articles 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1999, as amended (the “Italian Financial Law”), and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to our common stock or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (1) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), the Italian Financial law, Regulation No. 11522 or any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirements or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing shares of our common stock in the offer is solely responsible for ensuring that any offer or resale of shares it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may relay on it or its content.

Notice to Prospective Investors in Germany

The common stock which are the object of this prospectus are neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.

Notice to Prospective Investors in Greece

The present prospectus has been submitted for approval by the United States Securities and Exchange Commission and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate. The offering of the shares does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by the company and not to be circulated in Greece or any other jurisdiction.

This information and documentation is true and accurate and in conformity with the information contained in the prospectus for the shares, and does not constitute provision of the investment service of investment advice according to L. 3606/2007. Any recipient of this material has stated to be a qualified and experienced investor and will evaluate the contents and decide on his/her own discretion whether to participate or not at this offering of shares.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of theSwiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement (i.e., to a small number of selected investors only), without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Sweden

This document is not a prospectus for the purposes of the Swedish Financial Instruments Trading Act (Sw. lag (1991:980) om handel med finansiella instrument) and does not constitute an offering of securities to the public in Sweden. Accordingly, this document has not been approved by the Swedish Financial Supervisory Authority and may not be published or otherwise distributed, in whole or in part, in Sweden. This document has been prepared on the basis that all offers of securities within Sweden will be made pursuant to an exemption under the Swedish Financial Instruments Trading Act from the requirement to prepare and register a prospectus for offers of securities. Accordingly, this document may not be made available, nor may the offering otherwise be marketed in Sweden, other than in circumstances which are deemed not to be an offer for which a prospectus is required to be prepared and registered pursuant to the Swedish Financial Instruments Trading Act.

Notice to Prospective Investors in Norway

This prospectus supplement and the accompanying prospectus have not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian Financial Supervisory Authority (Kredittilsynet) nor the Norwegian Registry of Business Enterprises, and the Equity Units and the underlying shares of common stock are marketed and sold in Norway on a private placement basis and under other applicable exceptions from the offering prospectus requirements as provided for pursuant to the Norwegian Securities Trading Act.

Notice to Prospective Investors in Denmark

This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of the shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Notice to Prospective Investors in The Netherlands

The shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of shares is publicly announced that the offer is exclusively made to such individuals or legal entities.

Notice to Prospective Investors in Cyprus

Each of the underwriters has represented, warranted and agreed that:

(i) it will not be providing from or within Cyprus any “Investment Services”, “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, (the “IFL”) in relation to the shares, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. Each book running manager has represented, warranted and agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and

(ii) it has not and will not offer any of the shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Notice to Prospective Investors in Israel

In the State of Israel, the shares of common stock offered hereby may not be offered to any person or entity other than the following:

(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j) an entity, other than an entity formed for the purpose of purchasing shares of common stock in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million. Any offeree of the shares of common stock offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria.

This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Notice to Prospective Investors in Oman

For the attention of the residents of Oman:

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this memorandum is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares of common stock within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The underwriters are neither companies licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The underwriters do not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

Any recipient of this prospectus and any purchaser of the shares of common stock pursuant to this prospectus shall not market, distribute, resell, or offer to resell the shares of common stock within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this prospectus to others.

Notice to Prospective Investors in United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the shares, in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Notice to Prospective Investors in the Dubai International Financial Centre

This statement relates to an “exempt offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This statement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. For the avoidance of doubt, the shares are not interests in a “fund” or “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. 1 of 2006) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

Notice to Prospective Investors in People’s Republic of China

This prospectus supplement and accompanying prospectus may not be circulated or distributed in the People’s Republic of China and the Common Stock may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China. For the purpose of this paragraph, People’s Republic of China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Botswana

The company hereby represents and warrants that it has not offered for sale or sold, and will not offer or sell, directly or indirectly the shares of common stock to the public in the Republic of Botswana, and confirms that the offering will not be subject to any registration requirements as a prospectus pursuant to the requirements and/or provisions of the Companies Act, 2003 or the Listing Requirements of the Botswana Stock Exchange.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution. With the exception of the SEC registration fee, all amounts are estimates.

SEC registration fee	$2,148
Printing expenses	$350,000
Legal fees and expenses	$375,000
Accounting fees and expenses	$500,000
Miscellaneous	$150,000

Total	$1,377,148

The above expenses will be paid by us.

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by Reeder & Simpson, P.C., Piraeus, Greece. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to Seanergy connection with United States securities laws. Flott & Co. PC, as special United States counsel, has provided an opinion related to the tax disclosure under the caption “Taxation,” which is filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part. The underwriters have been represented in connection with this offering by Cravath Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements of Seanergy Maritime Corp. as of and for the year ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006 included in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Weinberg & Company, P.A. are included in reliance upon their report given upon the authority of Weinberg & Company, P.A. as experts in auditing and accounting.

The consolidated financial statements of (1) Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) as of and for the year ended December 31, 2008, (2) Bulk Energy Transport (Holdings) Limited as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008 and the period from December 18, 2006 (inception) to December 31, 2006, and (3) the combined financial statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together the “Group”) as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been included herein and in this registration statement in reliance upon the reports of KPMG Certified Auditors AE, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report on the combined financial statements of the Group, contains an explanatory paragraph stating that the combined financial statements present the aggregated financial information of the six vessel-owning companies and an allocation of long-term debt and that the combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the periods presented or for future periods.

The section in this prospectus entitled “The International Drybulk Industry” has been reviewed by Clarkson Research Services Ltd., or Clarkson, which has confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of Clarkson filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Effective December 18, 2008, the audit committee of Seanergy Maritime dismissed Seanergy Maritime’s principal accountant, Weinberg & Company, P.A. (“Weinberg”).

The termination of Weinberg was not a result of any disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Weinberg’s report on Seanergy Maritime’s financial statements for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

Further to Seanergy Maritime’s transfer of its accounting functions to Greece, it retained KPMG Certified Auditors AE (“KPMG”) in Athens, Greece as its new independent registered public accounting firm for the fiscal year ending December 31, 2008.

Effective May 19, 2009, our audit committee dismissed our principal accountant, KPMG.

The termination of KPMG was not a result of any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. KPMG’s report on our financial statements for the year ended December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

The audit committee selected PricewaterhouseCoopers, S.A. as its independent registered public accounting firm for the fiscal year ending December 31, 2009.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Seanergy Maritime Holdings Corp. and subsidiaries
Report of KPMG Certified Auditors AE, Independent Registered Public Accounting Firm	F-3
Report of Weinberg & Company, PA, Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-5
Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (inception) to December 31, 2006	F-6
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (inception) to December 31, 2006	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (inception) to December 31, 2006	F-8
Notes to the Consolidated Financial Statements December 31, 2008 and 2007	F-9
Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-39
Condensed Consolidated Statements of Operations (unaudited) for the three and nine months ended September 30, 2009 and 2008	F-40
Condensed Consolidated Statements of Shareholders’ Equity (unaudited) for the nine months ended September 30, 2009 and the year ended December 31, 2008	F-41
Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2009 and 2008	F-42
Notes to the Condensed Consolidated Financial Statements (unaudited) for the three and nine months ended September 30, 2009 and 2008	F-43
Combined Financial Statements of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A., and Kalithea Maritime S.A.
Report of KPMG Certified Auditors AE, Independent Registered Public Accounting Firm	F-71
Combined Balance Sheets as of December 31, 2007 and 2006	F-72
Combined Statements of Income for the three years ended December 31, 2007, 2006 and 2005	F-73
Combined Statements of Changes in Equity for the three years ended December 31, 2007, 2006 and 2005	F-74
Combined Statements of Cash Flows for the three years ended December 31, 2007, 2006 and 2005	F-75
Notes to the Combined Financial Statements December 31, 2007, 2006 and 2005	F-76
Condensed Combined Unaudited Interim Balance Sheets as of June 30, 2008 and December 31, 2007	F-97
Condensed Combined Unaudited Interim Statements of Income for the six months ended June 30, 2008 and 2007	F-98
Condensed Combined Unaudited Interim Statements of Changes in Equity for the six months ended June 30, 2008 and 2007	F-99
Condensed Combined Unaudited Interim Statements of Cash Flows for the six months ended June 30, 2008 and 2007	F-100
Notes to the Condensed Combined Unaudited Interim Financial Statements June 30, 2008 and December 31, 2007	F-101
Consolidated Financial Statements of Bulk Energy Transport (Holdings) Limited
Report of KPMG Certified Auditors AE, Independent Registered Public Accounting Firm	F-112
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-113
Consolidated Statements of Income for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-114
Consolidated Statements of Changes in Equity for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-115
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006	F-116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.):

We have audited the accompanying consolidated balance sheet of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG Certified Auditors AE

Athens, Greece
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Seanergy Maritime Corp.

We have audited the accompanying balance sheet of Seanergy Maritime Corp. (the “Company”) as of December 31, 2007, and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seanergy Maritime Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 and the period from August 15, 2006 (Inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.

Boca Raton, Florida
March 12, 2008

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries

Consolidated Balance Sheets
December 31, 2008 and 2007

	Notes	2008	2007
	(In thousands of U.S. dollars, except for share and per share data, unless otherwise stated)

ASSETS
Current assets:
Cash and cash equivalents	6	27,543	2,211
Money market funds — held in trust	6	—	232,923
Advances (trade) to related party	7	577	—
Inventories		872	—
Prepaid insurance expenses		574	79
Prepaid expenses and other current assets — related parties	4	248	—

Total current assets		29,814	235,213

Fixed assets:
Vessels, net	8	345,622	—
Office equipment, net	8	9	—

Total fixed assets		345,631	—

Other assets
Deferred finance charges	9	2,757	—

TOTAL ASSETS		378,202	235,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	12	27,750	—
Trade accounts and other payables		674	588
Due to underwriters	13	419	5,407
Accrued expenses		541	—
Accrued interest		166	—
Accrued charges on convertible promissory note due to shareholders	11	420	—
Deferred revenue — related party	10	3,029	—

Total current liabilities		32,999	5,995

Long-term debt, net of current portion	12	184,595	—
Convertible promissory note due to shareholders	11	29,043	—

Total liabilities		246,637	5,995

Common stock subject to possible redemption — 8,084,999 shares at $10.00 per share	13	—	80,849

Consolidated shareholders’ equity:
Preferred stock, $0.0001 par value; authorized — 1,000,000 shares; issued — none	13	—	—
Common stock, $0.0001 par value; authorized shares -89,000,000; issued and outstanding (2008: 22,361,227 shares; 2007: 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption)	13	2	3
Additional paid-in capital	13	166,361	146,925
Retained earnings (accumulated deficit)		(34,798)	1,441

Total consolidated shareholders’ equity		131,565	148,369

Commitments and contingencies	16	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		378,202	235,213

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries

Consolidated Statements of Operations
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006

		Year Ended	Year Ended	August 15, 2006 to
	Notes	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands of U.S. dollars, except for share and per share data, unless otherwise stated)

Revenues:
Vessel revenue — related party		35,333	—	—
Commissions — related party	3	(880)	—	—

Vessel revenue — related party, net	17	34,453	—	—

Expenses:
Direct voyage expenses	18	(151)	—	—
Vessel operating expenses	19	(3,180)	—	—
Voyage expenses — related party	3	(440)	—	—
Management fees — related party	3	(388)	—	—
General and administration expenses	20	(1,840)	(445)	(5)
General and administration expenses-related party	21	(430)	—	—
Depreciation	8	(9,929)	—	—
Goodwill impairment loss	5	(44,795)	—	—
Vessels’ impairment loss	8	(4,530)	—	—

Operating (loss)		(31,230)	(445)	(5)
Other income (expense), net:
Interest and finance costs	22	(3,895)	(45)	—
Interest and finance costs — shareholders	9, 11	(182)	(13)	—
Interest income — money market funds		3,361	1,948	1
Foreign currency exchange gains (losses), net		(39)	—	—

		(755)	1,890	1

Net (loss) income		(31,985)	1,445	(4)

Net (loss) income per common share
Basic	15	(1.21)	0.12	(0.00)

Diluted	15	(1.21)	0.10	(0.00)

Weighted average common shares outstanding
Basic	15	26,452,291	11,754,095	7,264,893

Diluted	15	26,452,291	15,036,283	7,264,893

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006

	Common Stock
			Additional	Retained Earnings	Total
		Par	Paid-in	(Accumulated	Shareholders’
	# of Shares	Value	Capital	Deficit)	Equity
	(In thousands of U.S. dollars, except for share and per share data,
	unless otherwise stated)

Balance, August 15, 2006 (Inception)	—	—	—	—	—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	1	24	—	25
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4)	(4)

Balance December 31, 2006	7,264,893	1	24	(4)	21
Shares surrendered and cancelled	(1,764,893)	—	—	—	—
Sales of shares and warrants in private placement and public offering, net of offering costs of $18,063	23,100,000	2	227,350	—	227,352
Capital contributed by founding shareholders	—	—	400	—	400
Shares reclassified to “Common stock subject to mandatory redemption”	—	—	(80,849)	—	(80,849)
Net income for the year ended December 31, 2007	—		—	1,445	1,445

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369
Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)	(31,985)
Dividends paid (Note 14)	—	—	—	(4,254)	(4,254)
Reclassification of common stock no longer subject to redemption (Note 13)	(6,370,773)	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders (Note 13)	—	—	1,433	—	1,433
Liquidation and dissolution common stock exchange (Note 25)	—	(1)	1	—	—
Warrants exercised (Note 13)	132,000	—	858	—	858

Balance December 31, 2008	22,361,227	2	166,361	(34,798)	131,565

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007 and for the period from August 15, 2006 (Inception) to December 31, 2006

			Period From
			August 15, 2006
	Year Ended	Year Ended	(Inception) to
	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands of U.S. dollars, except for share and per share data, unless otherwise stated)

Cash flows from operating activities:
Net (loss) income	(31,985)	1,445	(4)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Impairment of goodwill	44,795	—	—
Impairment of vessels	4,530	—	—
Depreciation	9,929	—	—
Amortization of deferred finance charges	224	—	—
Changes in operating assets and liabilities:
(Increase) decrease in —
Advances (trade) to related party	(577)	—	—
Inventories	(872)	—	—
Prepaid insurance expenses	(495)	(60)	(20)
Prepaid expenses and other current assets — related parties	(248)	—	—
Trade accounts and other payables	86	155	3
Due to underwriters	(3,555)	46	—
Accrued expenses	541	—	—
Accrued interest on convertible note due to shareholders	132	(1)	1
Accrued interest	166	—	—
Deferred revenue — related party	3,029	—	—

Net cash (used in) provided by operating activities	25,700	1,585	(20)

Cash flows from investing activities:
Acquisition of business, net of cash acquired of $NIL	(375,833)	—	—
Increase in trust account from interest earned on funds held in trust	—	(1,923)	—
Funds placed in (used from) trust account from offerings	232,923	(231,000)	—
Additions to office furniture and equipment	(9)	—	—

Net cash used in investing activities	(142,919)	(232,923)	—

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	—	25
Gross proceeds from private placement	—	14 415	—
Gross proceeds from public offering	—	231,000	—
Payment of offering costs	—	(11,796)	(75)
Redemption of common shares	(63,705)	—	—
Proceeds from warrants exercised	858
Proceeds from long term debt and revolving facility	219,845	—	—
Repayment of long term debt	(7,500)	—	—
Dividends paid	(4,254)	—	—
Proceeds from shareholders’ loans	—	—	350
Repayment of shareholders loans	—	(451)	—
Advances from shareholders, net	—	25	76
Deferred finance charges	(2,693)	—	—

Net cash provided by financing activities	142,551	233,193	376

Net increase in cash	25,332	1,855	356
Cash at beginning of period	2,211	356	—

Cash at end of period	27,543	2,211	356

Cash paid for:
Interest	3,402	14	—

Income taxes (U.S. source income taxes)	—	—	—

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	—	400	—

Increase in accrued offering costs and placement fees	—	5,610	181

Amount of forfeited underwriters’ fee	1,433	—	—

Shareholder advances converted to notes payable	—	101	—

Common stock subject to possible redemption	—	80,849	—

Par value of common stock surrendered and cancelled	—	176	—

Issuance of $28,250 convertible promissory note due to shareholders (fair value at issue)	29,043	—	—

Arrangement fee on convertible promissory note due to shareholders	288	—	—

Common stock no longer subject to redemption	17,144	—	—

See accompanying notes to consolidated financial statements.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(In thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime Acquisition Corp. changed its name to Seanergy Maritime Corp. on February 20, 2007. Seanergy Maritime Corp. formed a wholly-owned subsidiary, Seanergy Merger Corp., under the laws of the Marshall Islands on January 4, 2008. Seanergy Merger Corp. changed its name to Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) on July 11, 2008. Seanergy is engaged in the transportation of dry-bulk cargo through the ownership and operation of dry-bulk carriers.

Seanergy Maritime Corp. as of December 31, 2007 and 2006 and until the date of the business combination had not yet commenced any business operations and was therefore considered a “corporation in the development stage”. All activity through to the date of the business combination, August 28, 2008, related to Seanergy Maritime Corp.’s formation and capital raising efforts, as described below. Seanergy Maritime Corp. was subject to the risks associated with development stage companies.

On January 27, 2009, Seanergy Maritime Corp. was liquidated and in connection with its liquidation and dissolution, it distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder, which resulted in a decrease in common stock and was given retrospective effect. All outstanding warrants and the underwriters’ unit purchase option of Seanergy Maritime Corp. concurrently became obligations of Seanergy (see Note 25).

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 include the accounts of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) and its acquired wholly owned subsidiaries and the results of operations and cash flows from the period August 28, 2008 (the date of the completion of the business combination) to December 31, 2008 (see also Note 5). The accompanying consolidated financial statements as of December 31, 2007 and for the period from August 15, 2006 (date of inception) through December 31, 2006 include the accounts of Seanergy Maritime Corp.

On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units issued upon the partial exercise of the underwriters’ over-allotment option, at a price of $10.00 per unit (see also Note 13(a)).

On September 28, 2007, and prior to the consummation of the public offering described above, Seanergy Maritime Corp.’s executive officers purchased from Seanergy Maritime Corp. an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement (see also Note 13(d)).

On May 20, 2008 companies affiliated with certain members of the Restis family (the “Restis affiliated shareholders”) collectively acquired a 9.62% interest in Seanergy Maritime Corp. for $25,000 in cash from its existing shareholders and officers (the “Founders”) via the acquisition of 2,750,000 shares of the common stock of Seanergy Maritime Corp. and 8,008,334 warrants to purchase shares of Seanergy Maritime Corp.’s common stock. The common stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination (the “Business Combination”). The warrants were subject to a lock-up agreement dated September 24, 2007 also entered into by the Founders pursuant to which the warrants would not be transferred until the consummation of the Business Combination.

On May 20, 2008 Seanergy Maritime Corp. and Seanergy entered into a Master Agreement (the “Master Agreement”), to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

of the Restis family, for an aggregate purchase price of (i) $367,031 in cash, (ii) $28,250 in the form of a convertible promissory note due in May 2010, and (iii) up to 4,308,075 shares of Seanergy common stock subject to Seanergy meeting certain Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), target of $72,000 to be earned between October 1, 2008 and September 30, 2009. Information on the six dry bulk vessels acquired follows:

				Remaining
				Estimated Useful		Dead Weight
Seller	Jurisdiction	Vessel	Built	Life	Flag	Ton (Dwt)

Valdis Marine Corp.	Marshall Islands	African Oryx	1997	14 years	Bahamas	24,110
Goldie Navigation Ltd.	Marshall Islands	African Zebra	1985	2 years	Bahamas	38,623
Kalistos Maritime S.A.	Marshall Islands	Davakis G	2008	24 years	Bahamas	54,051
Kalithea Maritime S.A.	Marshall Islands	Delos Ranger	2008	25 years	Bahamas	54,051
Pavey Services Ltd.	British Virgin Islands	Bremen Max	1993	9 years	Isle of Man	73,503
Shoreline Universal Ltd.	British Virgin Islands	Hamburg Max	1994	10 years	Isle of Man	72,338

Upon the execution of the Master Agreement, Seanergy’s board of directors consisted of seven persons and was increased to thirteen persons on December 18, 2008. Through May 20, 2010, the Restis affiliated shareholders, on the one hand, and the Founders, on the other hand, have agreed to vote or cause to be voted, certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliated shareholders to be elected to the board of directors (ii) six people named by the Founders to be elected to the board of directors, and (iii) one person jointly selected by the Restis affiliated shareholders and the Founders, to be elected to the board of directors.

On August 26, 2008 Seanergy obtained shareholder approval for the business combination including the purchase of the six vessels which became effective on August 28, 2008. Shareholders of 6,514,175 common stock voted against the vessel acquisition. Of the shareholders voting against the vessel acquisition, the shareholders of 6,370,773 common stock demanded redemption of their shares and were paid $63,707, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee amounting to $1,433.

On August 28, 2008 the shareholders of Seanergy Maritime Corp. also approved a proposal for the dissolution and liquidation of Seanergy Maritime Corp. which became effective on January 27, 2009. In connection with the liquidation and dissolution, Seanergy Maritime Corp. distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder, resulting in a decrease in common stock of six hundred and thirty seven dollars, which was given retrospective effect in 2008. In addition, all outstanding warrants of Seanergy Maritime Corp. concurrently became obligations of Seanergy. As a result, the authorized capital of the Company becomes that of Seanergy Maritime Holdings Corp. and amounts to 100,000,000 shares of common stock with a par value of $0.0001 per share (see Note 25).

Seanergy Maritime Holdings Corp. began operations on August 28, 2008 with the delivery of its first three vessels; Davakis G., Delos Ranger and African Oryx. On September 11, 2008, Seanergy took delivery of its vessel Bremen Max and on September 25, 2008, Seanergy took delivery of its vessels Hamburg Max and African Zebra.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The wholly-owned subsidiaries of Seanergy Maritime Holdings Corp. (successor to Seanergy Maritime Corp.) (the Group) included in these consolidated financial statements are as follows:

	Country of	Date of
Company	Incorporation	Incorporation	Vessel Name	Date of Delivery

Seanergy Management Corp.	Marshall Islands	May 9 , 2008	N/A	N/A
Amazons Management Inc.	Marshall Islands	April 21 , 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.	British Virgin Islands	May 14, 2008	Bremen Max.	September 11, 2008
Harbour Business International Corp.	British Virgin Islands	April 1, 2008	Hamburg Max.	September 25, 2008
Waldeck Maritime Co.	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008

On various dates from June 5, 2008 to December 3, 2008 companies affiliated with members of the Restis family purchased 13,383,915 shares of common stock from shareholders of Seanergy Maritime Corp. or from the open market for an aggregate purchase price of $112,436.

Following the shareholder’s approval on August 26, 2008, the non-voting shareholders redeemed 6,370,773 shares of common stock.

The total interest of the Restis family as of December 31, 2008 amounted to approximately 72% (see Note 3).

Seanergy Maritime Corp. common stock and warrants started trading on NASDAQ Market on October 15, 2008 under the symbols “SHIP” and “SHIP.W,” respectively. Previously, the common stock and warrants were listed on the American Stock Exchange up to October 14, 2008.

2.	Significant Accounting Policies:

(a)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest.

In addition Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46 (R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting.

All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment. The current economic environment has increased the level of uncertainty inherent in those estimates and assumptions.

(c)	Foreign Currency Translation

Seanergy’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company’s books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statements of operations.

(d)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.

(e)	Inventories

Inventories consist of lubricants which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(f)	Vessels

Vessels are initially stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage) and borrowing costs incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

(g)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

(h)	Impairment of Long-Lived Assets (Vessels)

Seanergy applies FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Long-lived vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value, the carrying value of such an asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers, when available, or from other acceptable valuation techniques such as discounted cash flows models. The Company recorded an impairment loss of $4,530 in 2008 (see Note 8). It is considered at least reasonably possible that continued declines in volumes, charter rates and availability of letters of credit for customers resulting from current global economic conditions could significantly impact the Company’s future impairment estimates.

(i)	Goodwill

Seanergy follows FASB Statement No. 142 “Goodwill and Other Intangible Assets”. Goodwill represents the excess of the aggregate purchase price over the fair value of the net identifiable assets acquired in business combinations accounted for under the purchase method. Goodwill is reviewed for impairment at least annually on December 31 in accordance with the provisions of FASB Statement No. 142. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit (including goodwill). If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. Under the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in accordance with FASB Statement No. 141 “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds it carrying value, step two does not have to be performed. The Company recorded an impairment loss of $44,795 in 2008 (see Note 5).

(j)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred which extend the economic life of the vessels are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.

(k)	Pension and Retirement Benefit Obligations

The ship-owning companies included in the consolidation employ the crew on board the vessels under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the state-sponsored pension fund.

Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly Seanergy has no obligation. Employers’ contributions for the years ended December 31, 2008 and 2007 and for the period August 15, 2006 (inception) to December 31, 2006 amounted to $NIL, $NIL and $NIL, respectively.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(l)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(m)	Revenue Recognition

The Company follows Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, issued by the Securities and Exchange Commission (“SEC”) in December 2003. SAB 104 summarizes certain of the SEC’s staff views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured. Revenue is recognized as it is earned, on a straight line basis over the duration of each time charter, as adjusted for the off hire days that the vessel spends undergoing repairs, maintenance and upgrade work. Deferred revenue represents cash received prior to the balance sheet date and it is related to revenue applicable to periods after such date. Address commission of 2.5% is deducted from vessel revenue.

(n)	Commissions

Commissions are paid in the same period as related charter revenues are recognized. Commissions paid by Seanergy are included in Voyage expenses. Commissions of 1.25% are paid to Safbulk Pty Ltd (Safbulk), an affiliate, as commercial brokerage services and 2.5% address commission is withheld on the charter statement revenue with South African Marine Corporation S.A., (SAMC), an affiliate.

(o)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses such as commissions that are paid by the Company.

(p)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses in the accompanying consolidated statements of operations.

(q)	Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred. There were no research and development and advertising costs during 2008, 2007 and 2006.

(r)	Financing Costs and Capitalized Interest

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made. Interest costs incurred on debt during the construction of vessels are capitalized. There were no interest costs capitalized as of December 31, 2008, 2007 and 2006.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(s)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized, when applicable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes as of January 1, 2008, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administration expenses.

The Company is not currently subject to income taxes as Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders.

(t)	Earnings (Losses) Per Share

Seanergy computes earning per share (EPS) in accordance with FASB Statement No. 128, Earnings per Share and SEC Staff Accounting Bulletin No. 98 (SAB 98). FASB Statement No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic earnings (losses) per common share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(u)	Segment Reporting

Seanergy reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, Seanergy has determined that it operates under one reportable segment. Furthermore, when Seanergy charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable (see Note 3(b)).

(v)	Derivatives

Seanergy follows FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, to account for derivatives and hedging activities, which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

recognized currently in earnings unless specific hedge accounting criteria are met. During 2008, 2007 and 2006 Seanergy did not engage in any transaction with derivative instruments or have any hedging activities.

(w)	Share-Based Compensation

Seanergy accounts for share-based payments pursuant to Statement of FASB Statement No. 123R, Share-Based Payments. FASB Statement No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. As of December 31, 2008, 2007 and 2006 Seanergy did not have any share-based payments.

(x)	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB Statement No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 24) FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of FASB Statement No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of FASB Statement No. 157 to such assets and liabilities. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which was effective immediately. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(y)	Fair Value Option

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which provides companies with an option to report selected financial assets and liabilities at fair value. FASB Statement No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. FASB Statement No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. FASB Statement No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FASB Statement No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings.

FASB Statement No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. FASB Statement No. 159

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statement No. 157 and FASB Statement No. 107. FASB Statement No. 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the company makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The Company has not opted to fair value any of its financial assets and liabilities.

(z)	Hierarchy of Generally Accepted Accounting principles

Seanergy follows FASB Statement No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which provides a framework, or hierarchy, for selecting the principles to be used in preparing financial statements for non-governmental entities under US GAAP.

(aa)	Recent Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51. FASB Statements No. 141(R) and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. FASB Statement No. 141(R) will be applied to business combinations occurring after the effective date. FASB Statement No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. Seanergy does not have a business combination that was consummated on or after December 15, 2008.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. FASB Statement No. 161 amends and expands the disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of FASB Statement No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB Statement No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No. 133) and related hedged items accounted for under FASB Statement No. 133 and its related interpretations. FASB Statement No. 161 also amends certain provisions of FASB Statement No. 131. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No. 161 will have any impact on its financial statement presentation or disclosures.

In June 2008, the FASB ratified Emerging Issues Task Force (“EITF”) 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 addresses

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Seanergy has determined that its financial instruments, warrants, are indexed to its own stock and equity classified and therefore the adoption of this standard will not have a material effect on the consolidated financial statement presentation or disclosure.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Early adoption is prohibited. Seanergy has determined that the application of FSP APB 14-1 will not have a significant effect on its financial statements.

3.	Transactions with Related Parties:

On May 20, 2008 companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. On the same date, the Company also entered into the following agreements with companies wholly-owned by member(s) of the Restis family:

•	The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876 including direct transaction costs plus contingent consideration (see Note 5).

•	A management agreement concluded with EST for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

•	A brokerage agreement was concluded with Safbulk, for the provision of chartering services for an initial period of two years from the date of signing.

On May 26, 2008, time charter agreements for 11-13 month periods, were concluded for the vessels with SAMC, a company also owned by certain members of the Restis family.

On November 17, 2008, a lease agreement was entered into between Waterfront S.A., a company beneficially owned by a member of the Restis family, for the lease of the executive offices.

On various dates from June 5, 2008 to December 3, 2008 companies affiliated with members of the Restis family purchased 13,383,915 shares of common stock from shareholders of Seanergy Maritime Corp.

On August 26, 2008 Seanergy obtained shareholders’ approval for the business combination including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock thereby bring the total interest of the Restis family to approximately 72% as of December 31, 2008.

(a)	Management Agreement:

On May 20, 2008, a management agreement was concluded between the wholly owned subsidiary of the Company, Seanergy Management Corp. (“Seanergy Management”), an affiliate, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing. The agreement will be automatically extended for successive one year periods, unless three months written notice by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation was EUR 416 (four hundred and sixteen Euros) until December 31, 2008 thereafter adjusted on an annual

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

basis as defined. The fixed daily fee for the year ended December 31, 2009 was agreed at EUR 425 (four hundred and twenty-five Euros) (see Note 25).

The related expense for 2008 amounted to $388 and it is included under Management fees — related party in the accompanying consolidated statements of operations.

On September 2, 2008, a service agreement was signed between the Company and EST, a company beneficially owned by the Restis family, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for a period of 3 months ending March 2, 2009.

The related expense for 2008 amounted to $21 and is included under general and administrative expenses — related party (Note 21) in the accompanying consolidated statements of operations.

(b)	Charter Agreements:

On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC, a company beneficially owned by certain members of the Restis family. The charter agreements provide for an address commission of 2.5% in favor of SAMC. The address commission amounted to $880 and is recorded net of revenue as commissions — related party in the accompanying 2008 consolidated statements of operations.

(c)	Brokerage Agreement:

On May 20, 2008, a brokerage agreement was concluded with Safbulk, a company beneficially owned by certain members of the Restis family, for the provision of chartering services for an initial period of two years from the date of signing. Safbulk will receive a chartering commission of 1.25% on the collected vessel revenue. The fees charged by Safbulk are separately reflected as voyage expenses — related party in the accompanying 2008 consolidated statements of operations.

(d)	Rental Agreement:

On November 17, 2008, a lease agreement was entered into between Waterfront S.A., a company beneficially owned by a member of the Restis family, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The monthly lease payment is EUR 42. The rent for 2008 of $88 charged by Waterfront S.A. is separately reflected as General and Administrative expenses — related party in the accompanying 2008 consolidated statements of operations (Note 21). The related rental guarantee of $180 is reflected in prepaid expenses and other current assets — related party in the accompanying 2008 consolidated balance sheet (see Note 4).

(e)	Consultancy Agreement:

On December 15, 2008, Seanergy Management concluded an agreement with CKA Company S.A., a related party entity incorporated in the Marshall Islands. CKA Company S.A. is beneficially owned by the Company’s Chief Financial Officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves in the position of Seanergy’s Chief Financial Officer. The agreement is for $220 per annum, payable monthly on the last working day of every month in twelve installments. The related expense for 2008 amounted to $27 and is included in General and Administrative expenses — related party in the accompanying 2008 consolidated statements of operations.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(f)	V&P Law Firm (Vgenopoulos Partners):

Mr. Ioannis Tsigkounakis, a member of our Board of Directors is a partner of V&P Law Firm, which Seanergy Maritime has retained in connection with certain matters relating to vessel acquisitions and the drafting of a definitive agreement. Seanergy has paid Mr. Tsigkounakis’ law firm $340 for the year ended December 31, 2008, which was recorded in goodwill — acquisition costs since it related to legal consultancy fees with respect to the business combination.

(g)	Employment Agreements:

Seanergy entered into an employment agreement with its Chief Executive Officer. Under the agreement, the officer’s annual base salary is $400 which is subject to increases as may be approved by the Board of Directors.

The related expense for 2008 amounted to $139 and it is included under general and administrative expenses — related party in the accompanying consolidated statements of operations (Note 21).

Seanergy Management has entered into an employment agreement with its Chief Financial Officer. The total net annual remuneration amounts to EUR 23.8 subject to any increases made from time to time by Seanergy Management or by an appropriate committee.

All the members of the Board of Directors receive fees of $40 per year. In addition, the three members of the Shipping Committee receive additional fees of $60 per year. The amounts for the year ended December 31, 2008 of $155 are recorded in general and administrative expenses — related party in the accompanying consolidated statements of operations.

4.	Prepaid Expenses and Other Current Assets — Related Parties

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2007

Prepaid commission on hire (SAMC) — (see Note 3(b))	68	—
Office rental deposit (Waterfront SA — (see Note 3(d))	180	—

	248	—

5.	Business Combination:

On August 28, 2008, Seanergy completed its business combination as discussed in Note 1. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired have been recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The results of operations are included in the consolidated statement of operations from August 28, 2008. The consideration paid for the business combination has been recorded at fair value at the date of acquisition and forms part of the cost of the acquisition.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The aggregate acquisition cost and fair value of assets acquired were as follows:

Cash paid	$367,031
Convertible promissory note — related party (Note 11)	$29,043
Direct transaction costs	$8,802

Aggregate acquisition cost	$404,876
Less: Fair value of assets acquired — Vessels	$360,081

Goodwill on acquisition	$44,795

The convertible promissory note with a face value of $28,250 was recorded at fair market value using a trinomial Tree valuation model that considered both the debt and conversion features. The model used takes into account the interest rate curve of the currency of the convertible note, the credit spread of the company that issues the note, as well as the dividends paid by the company that underlie the note, resulting in an imputed interest rate of 1.38%.

Contingent consideration consists of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain targeted EBITDA of $72,000 to be earned between October 1, 2008 and September 30, 2009. Contingent consideration will be recorded as additional purchase price once the contingency is settled. It is reasonably possible in the near term that any amounts recorded upon achievement of the earn-out in 2009 may be impaired based on current market conditions.

The premium (i.e. non tax deductible goodwill) over the fair value of the tangible assets acquired resulted from the decline in the market value of the dry-bulk vessels between the date of entering into the agreements to purchase the business (May 20, 2008) and the actual business acquisition date (August 28, 2008). If the business combination was to take place at the beginning of each of the years 2008 and 2007 instead of the effective dates, consolidated revenues (unaudited), net profit (loss) (unaudited) and earnings (loss) per share, basic (unaudited) would have been $76,694, $20,474 and $(0.92) for 2008 and $35,635, $(47,864) and $(2.15) for 2007, respectively.

The pro-forma adjustments primarily relate to revenue and operating expenses, vessel depreciation, interest income and interest expense, as if the business combination had been consummated at the beginning of each 2008 and 2007 year, assuming that the used vessels were fully operating under effective contracts as from acquisition date and effective historical revenues under Restis’ family management and assuming that each new building started operations as from the delivery date in 2008. Impairment of goodwill was assumed to be the same in both 2008 and 2007.

Management performed its annual impairment testing of goodwill as at December 31, 2008. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) assuming an average annual inflation rate of 2%. The weighted average cost of capital (WACC) used was 8%.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

As a result, the Company recorded an impairment charge related to goodwill of $44,795 in 2008 which is recorded as a separate line item in the accompanying 2008 consolidated statement of operations.

The change in the carrying value for goodwill for the year ended December 31, 2008 is:

Balance beginning of year
Goodwill acquired on August 28, 2008	44,795
Impairment loss	(44,795)

Balance end of year	—

6.	Cash and Cash Equivalents and Money Market Funds — Held in Trust:

Cash and cash equivalents in the accompanying balance sheets are analyzed as follows:

	2008	2007

Cash at bank	9,011	710
Term deposits	18,532	1,501

	27,543	2,211

Money Market funds — held in trust at December 31, 2007 consists primarily of an investment in the BlackRock MiniFund with the market value of $232,923 and an annualized tax-exempt yield of 3.16% at December 31, 2007. All proceeds in the trust account were released to Seanergy to complete the business combination as discussed in Note 1. As of December 31, 2008, no funds were held in trust accounts.

7.	Advances (Trade) to Related Party:

Advances (trade) to related party represent advances given to EST for working capital purposes of the six vessels’ operating activities in accordance with terms of the management agreement dated May 20, 2008 (see Note 3(a)).

According to this agreement, EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

8.	Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Office Furniture
	Vessel Cost	and Fittings	Total Value

Cost:
Balance beginning of period	—	—	—
— Additions	—	—	—

Balance, December 31, 2007	—	—	—
— Additions (Note 5)	360,081	9	360,090
— Impairment charge	(4,530)	—	(4,530)

Balance December 31, 2008	355,551	9	355,560

Accumulated depreciation:
Balance beginning of period	—	—	—
— Depreciation charge for the year	—	—	—

Balance, December 31, 2007	—	—	—
— Depreciation charge for the year	(9,929)	—	(9,929)

Balance December 31, 2008	(9,929)	—	(9,929)

Net book value December 31, 2008	345,622	9	345,631

Net book value December 31, 2007	—	—	—

Net book value January 1, 2007	—	—	—

Following the business combination Seanergy took delivery of the six vessels indicated in Note 1.

The Company evaluates the carrying amounts of vessels and related dry-dock and special survey costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization is assumed at 98.6% in the Company’s

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

exercise, taking into account each vessel’s off hire days of other companies operating in the dry bulk industry and historical performance.

A discount factor of 4.5% per annum, representing a hypothetical finance lease charge, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530 which was identified and charged in a separate line item in the accompanying 2008 statement of operations.

The vessels, having a total carrying value of $345,622 at December 31, 2008, have been provided as collateral to secure the loans of each respective vessel discussed under Note 12.

9.	Deferred Finance Charges:

Deferred finance charges are analyzed as follows:

	2008	2007

Arrangement fee convertible promissory note, net of amortization (Note 11)	238	—
Long term debt issuance costs, net of amortization (Note 12)	2,519	—

	2,757	—

The amortization of the promissory note arrangement fee and the debt issuance costs is included in interest and finance costs in the accompanying consolidated statements of operations and amounted to $224 ($50 and $174 for the promissory note arrangement fee and debt issuance costs, respectively), $NIL, and $NIL for the years ended December 31, 2008 and 2007, and for the period August 15, 2006 (inception) to December 31, 2006, respectively.

10.	Deferred Revenue — Related Party

Deferred revenue in the accompanying balance sheet as at December 31, 2008 and 2007 was $3,029 and $NIL, respectively. The amount represents cash received from SAMC prior to the balance sheet date and relates to revenue applicable to periods after such date.

11.	Convertible Promissory Note Due to Shareholders:

On December 14, 2006, Seanergy Maritime Corp. issued a series of unsecured promissory notes totaling $350 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were repaid on September 28, 2007. Interest expense for the year ended December 31, 2007 amounted to $11 and is included in interest and finance costs shareholders in the accompanying consolidated statements of operations.

Prior to December 31, 2006, three of Seanergy’s Initial Shareholders had advanced a total of $76 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25 was similarly advanced. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and were repaid on September 28, 2007. Interest expense for the year ended December 31, 2007 amounted to $2 and is included in interest and finance costs shareholder.

In connection with the business combination, a convertible secured promissory note in the aggregate of $28,250 face value was issued to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., Restis affiliate shareholders. The note is convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share. The note bears interest at a rate of 2.9% per annum, payable upon the maturity date and matures in May 2010. The note was recorded at fair value on issuance at $29,043 (see Note 5). An arrangement fee of $288 is payable upon the note’s maturity

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

date and is included in deferred charges with the offsetting credit to accrued charges on convertible promissory note due to shareholders (see Note 9). At the maturity date the holder has the option to convert the note into common stock at a conversion price of $12.50 per share. Interest expense net of premium amortization ($151) for the year ended December 31, 2008 amounted to $132 and is included in interest and finance costs — shareholders in the accompanying consolidated statements of operations.

12.	Long-Term Debt:

Borrower(s)	2008	2007

(a) Reducing revolving credit facility	54,845	—
(b) Term facility	157,500	—

Total	212,345	—
Less- current portion	(27,750)	—

Long-term portion	184,595	—

The long term debt (Facility) of up to $255,000 has been provided by Marfin Egnatia Bank S.A. (Marfin or lender) being available in two Facilities as described below. The corporate guarantors of the Facility are Seanergy Maritime Corp. and Seanergy Maritime Holdings Corp. and the individual vessel owning companies. An arrangement fee of $2,550 was paid on the draw down date and is included net of amortization in Deferred finance charges in the accompanying consolidated balance sheet (see Note 9).

(a)	Reducing Revolving Credit Facility

As of December 31, 2008 the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $90,000 and an amount in dollars which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the business combination and working capital purposes.

The reducing revolving credit facility bears interest at LIBOR plus 2.25% per annum. A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements. The relevant commitment fee on the un-drawn balance of $39 is recorded in interest and finance costs in the accompanying consolidated statements of operations (see Note 21).

Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction will reduce the available credit amount by $18,000 i.e. to $72,000 in August 2009, followed by five consecutive annual reductions of $12,000 and any outstanding balance to be fully repaid together with the balloon payment of the Term loan i.e. the available credit amount in August 2010 will be $60,000, in August 2011 it will be $48,000, and so on.

Interest expense for the period ended December 31, 2008 amounted to $799 and is recorded in interest and finance costs in the accompanying consolidated statement of operations (see Note 22).

The weighted average interest rate on the revolving credit facility, including the spread, for 2008 was approximately 5.053%.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(b)	Term Facility

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Vessel Name	2008	2007

(a) Amazons Management Inc.	Davakis G.	35,175	—
(b) Lagoon Shipholding Ltd.	Delos Ranger	35,175	—
(c) Cynthera Navigation	African Oryx	17,659	—
(d) Martinique International Corp.	Bremen Max	27,491	—
(e) Harbour Business International Corp.	Hamburg Max	28,636	—
(f) Waldeck Maritime Co.	African Zebra	13,364	—

Total		157,500	—
Less-current portion		(27,750)	—

Long-term portion		129,750	—

The vessel acquisition was financed by Marfin Egnatia Bank SA by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision. In December 2008, the Company repaid $7,500 of the term facility.

The loan is repayable, commencing three months from the last drawdown or March 31, 2009, whichever is earlier, through twenty eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500 each, the next four principal installments will be equal to $5,250 each and the final twenty principal installments equal to $3,200 each, with a balloon payment equal to $50,000 due concurrently with the twenty eighth principal installment.

The loan bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%

The weighted average interest rate on the term facility, including the spread, for 2008 was approximately 5.214%. Long-term debt is denominated in U.S. dollars. Long-term debt interest expense for 2008 amounted to $2,768, and is included in interest and finance costs in the accompanying consolidated statements of operations (see Note 22).

The annual principal payments on the term facility and the reducing revolving credit facility (based on the amount drawn down as of December 31, 2008) required to be made after December 31, 2008, are as follows:

		Reducing Revolving
	Term Facility	Credit Facility	Total

2009	27,750	—	27,750
2010	18,950	—	18,950
2011	12,800	6,845	19,645
2012	12,800	12,000	24,800
2013	12,800	12,000	24,800
Thereafter	72,400	24,000	96,400

	157,500	54,845	212,345

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The Facility is secured by a first priority mortgage on the vessels, on a joint and several basis; first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; first priority specific assignment of the benefit of all charterers exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin Egnatia Bank S.A.; assignment, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares to be acquired; subordination agreement between the Facility and the Seller’s Note. All of the aforementioned securities will be on a full cross collateral basis.

The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In relation to the protection and indemnity insurance no risk should be excluded or the deductibles as provide by the P&I Association materially altered or increased to amounts exceeding $150 without the prior written consent of Marfin Egnatia Bank SA. In addition mortgagees’ interest insurance on the vessels and the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.

Other covenants include the following:

•	not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders’ loan or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to officer director, shareholder or customer or any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender (see also Note 14);

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

•	no change of control in either the corporate guarantor without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•	Security margin clause: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements (see Note 3(b)). The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin Egnatia Bank S.A.

Financial covenants include the following:

•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or Net Debt are defined as the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on a LTM basis (the “last twelve months”). The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of LTM (“last twelve months”) EBITDA to Net Interest Expense shall not be less than 2:1. The covenant is to be tested quarterly on a LTM basis. The calculation of the covenant is not applicable for the quarter ended December 31, 2008.

•	the ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in the favor of the lender shall not be less than 2.5% of the financial indebtedness.

•	average quarterly unrestricted cash deposits, other than in the favor of the lender shall not be less than 5% of the financial indebtedness.

The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). Seanergy was in compliance with its loan covenants as of December 31, 2008.

13.	Capital Structure:

(a)	Common Stock

Seanergy Maritime Corp. was authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, Seanergy Maritime Corp.’s Initial Shareholders subscribed to 7,264,893 shares of common stock and additional paid in capital for a total of $25. All subscriptions were paid in full in November 2006.

On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to Seanergy for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.

On July 6, 2007, Seanergy Maritime Corp. approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of Seanergy Maritime Corp.’s common stock to its shareholders; on August 6, 2007, Seanergy Maritime Corp. approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Seanergy Maritime Corp.’s common stock to

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

its shareholders; and on September 24, 2007, Seanergy approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Maritime Corp.’s common stock to its shareholders. These financial statements give retrospective effect to all such stock splits for all periods presented.

On September 28, 2007, the Initial Shareholders contributed $400 to the capital of Seanergy Maritime Corp. in the form of legal fees paid on the Seanergy Maritime Corp.’s behalf.

On September 28, 2007 the Company pursuant to its public offering sold 23,100,000 units which included 1,100,000 units executed pursuant to the underwriters’ overallotment option at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock of $0.0001 par value and one redeemable common stock purchase warrant (see Note 13(d)).

On August 26, 2008, shareholders of Seanergy Maritime Corp. approved the proposal for the business combination, and holders of fewer than 35% of Seanergy Maritime Corp.’s shares issued in its initial public offering voted against the proposal and properly exercised their redemption rights. As a result, on August 28, 2008, 6,370,773 shares of common stock were redeemed for $63,705.

There are 5,500,000 issued and outstanding common stock that are held in escrow and will not be released from escrow before the first year anniversary of the business combination.

(b)	Common Stock Subject to Redemption

Holders of common stock of Seanergy Maritime Corp. had the right to redeem their shares for cash by voting against the vessel acquisition. Accordingly, at December 31, 2007, Seanergy Maritime Corp. had a liability of $80,849 due to the possible redemption of 8,084,999 shares of common stock. Upon completion of the vessel acquisition in August 2008, 6,370,773 shares of common stock were redeemed and the remaining liability of $17,144 was reclassified as additional paid-in-capital during the year ended December 31, 2008. Deferred underwriters fees, forfeited to redeeming shareholders of $0.225 per share amounting to $1,433 were reversed and were reclassified as additional paid-in capital.

(c)	Preferred Stock

Seanergy Maritime Corp. is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Board of Directors.

(d)	Warrants

On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 24, 2008) and expires on September 24, 2011, four years from the date of the initial public offering prospectus.

On September 28, 2007, and prior to the consummation of the public offering described above, all of Seanergy Maritime Corp.’s executive officers purchased from the company an aggregate of 16,016,667

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

warrants at $0.90 per warrant in a Private Placement. All warrants issued in the Private Placement are identical to the warrants in the units sold in the public offering, except that:

(i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after Seanergy Maritime Corp. completes a business combination;

(ii) the warrants are not subject to redemption if held by the initial holders thereof; and

(iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof by surrendering these warrants for that number of shares of common stock equal to the quotient obtained by dividing the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant price and fair value. The fair value is defined to mean the average reported last sales price of common stock for the 10 trading days ending on the third business day prior to the date on which notice of exercise is received. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the public offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to executive officers did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

Seanergy Maritime Corp. may call the warrants for redemption:

•	in whole and not in part,

•	at a price of $0.10 per warrant at any time,

•	upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.

There is no cash settlement for the warrants.

Subsequently, the underwriter notified Seanergy Maritime Corp. that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007. The fair market value of the warrants as of December 31, 2008 was $0.11 per warrant.

The total number of common stock purchase warrants amounted to 39,116,667 of which 132,000 warrants were exercised in 2008 at a price of $6.50 per share or $858. As of December 31, 2008 Seanergy Maritime Corp. has 38,984,667 of common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy’s obligations upon completion of Seanergy Maritime Corp.’s dissolution and liquidation (see Note 25).

(e)	Registration Rights:

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquired upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggy-back registration”

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the forgoing registration statements (see Note 25).

The unit purchase option and its underlying securities have been registered under the registration statement for the public offering; however, the option also grants holders demand and “piggy- back” registration rights for periods of five and seven years, respectively, from the date of the public offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on the exercise of the option, other than underwriting commissions incurred and payable by the holders (see Note 25).

14.	Dividends:

Pursuant to the Seanergy’s second amended and restated articles of incorporation dividends are required to be made to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust less any taxes payable and exclusive of (i) up to $420 of interest earned on the Maxim’s deferred underwriting compensation and (ii) up to $742 of interest income on the proceeds in the Trust account that Seanergy was permitted to draw down in the event the over-allotment option was exercised in full on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or liquidation, of which the date of the business combination was August 28, 2008.

On January 2, 2008, April 1, 2008 and July 1, 2008 Seanergy paid dividends totaling $4,254, or $0.1842 per share, less permitted adjustments for interest earned on the deferred underwriting commission of $106 and $248 relating to the over-allotment option.

Seanergy Maritime Corp.’s founding shareholders and the Restis affiliate shareholders have agreed for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy Maritime Corp.’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments.

Subsequent to the business combination the declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors and be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 12), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

15.	Earnings Per Share:

The calculation of net income (loss) per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the years ended December 31, 2008 and 2007 is based on the average closing price of common stock as quoted on the American Stock Exchange and after October 14, 2008 on NASDAQ.

	2008	2007	2006

Basic:
Net (loss) income	$(31,985)	$1,445	$(4)

Weighted average common shares outstanding	26,452,291	11,754,095	7,264,893

Net income (loss) per common share-basic	$(1.21)	$0.12	$(0.00)

Diluted:
Net (loss)income	$(31,985)	$1,445	$(4)

Weighted average common shares outstanding	26,452,291	11,754,095	7,264,893
Effect of dilutive warrants	—	3,282,188	—

Diluted weighted average common shares outstanding	26,452,291	15,036,283	7,264,893

Net income (loss) per common share-diluted	$(1.21)	$0.10	$(0.00)

As of December 31, 2008 all outstanding warrants and options to acquire 38,984,667 shares of common stock were antidilutive as the company reported a net loss. The convertible note to acquire 2,260,000 shares of common stock and the underwriters’ purchase options (common shares of 1,000,000 and warrants of 1,000,000 were also antidilutive. Furthermore, 4,308,075 of shares of common stock whose issuance is contingent upon satisfaction of certain conditions were anti-dilutive and the contingency has not been satisfied.

Thus, as of December 31, 2008, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	16,016,667
Public warrants	22,968,000
Underwriters purchase options — common shares	1,000,000
Underwriters purchase options — warrants	1,000,000
Convertible note — to related party	2,260,000
Contingently-issuable shares — earn-out (Note 5)	4,308,075

Total	47,552,742

16.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements. A minimum of up to $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Rental expense for the years ended December 31, 2008 and December 31, 2007 and for the period August 15, 2006 (inception) to December 31, 2006, was $88, $NIL and $NIL, respectively. Fixed future minimum rent commitments as of December 31, 2008, based on a Euro/U.S. dollar exchange rate of €1.00:$1.32 and without taking into account any annual inflation increase were as follows:

Rental commitments
2009	666
2010	682
2011	700

Total	2,048

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming 15 to 20 days off hire due to any scheduled dry-docking and a 98% utilization rate of the vessel during a year, for unscheduled off hire days, net of commissions as of December 31, 2008 will be:

Rental receipts
2009	78,490

17.	Vessel Revenue — Related Party, net:

At December 31, 2008, the Company’s six vessels were employed under time charters with SAMC, with initial terms of 11-13 months, expiring in September 2009. Revenue on time charterer is shown net of the address commission of 2.5% amounting to $880 and net of off-hire expenses of $107.

18.	Direct Voyage Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Bunkers	107	—	—
Port expenses	44	—	—

Total	151	—	—

19.	Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Crew wages and related costs	1,734	—	—
Chemicals and lubricants	591	—	—
Repairs and maintenance	449	—	—
Insurance	300	—	—
Miscellaneous expenses	106	—	—

Total	3,180	—	—

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

20.	General and Administration Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Auditors’ and accountants’ fees	695	—	—
Legal expenses	432	—	—
D&O Insurance	96	25	—
Subscriptions	38	—	—
Transportation expenses	37	—	—
Professional fees	371	357	—
Other	171	63	5

Total	1,840	445	5

21.	General and Administration Expenses — Related Party:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Office rental (Note 3(d))	88	—	—
Consulting fees (Note 3(e))	27	—	—
Salaries (Note 3(g))	139	—	—
Administrative fee (Note 3(a))	21	—	—
BoD remuneration (Note 3(g))	155	—	—

Total	430	—	—

22.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2007	2006

Interest on long-term debt	2,768	—	—
Interest on revolving credit facility	799
Amortization of debt issuance costs	174	—	—
Commitment fee on un-drawn revolving credit facility	39	—	—
Other	115	45	—

Total	3,895	45	—

23.	Income Taxes:

Seanergy is incorporated in the Marshall Islands. Under current Marshall Islands law, Seanergy is not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by Seanergy to its shareholders, and holders of common stock or warrants of Seanergy that are not residents of or domiciled or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of such common stock or warrants.

Effective January 1, 2007, Seanergy Maritime Corp. was classified as a partnership up to January 27, 2009, the date of its dissolution and liquidation.

Pursuant to Section 883 of the Internal Revenue Code of the United States, as (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

the ships meets both of the following criteria: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).

For the year ended December 31, 2008, Seanergy determined that it does qualify for exemption under section 883 of the Code for taxable years beginning on or after the 3rd quarter of 2008. The United States source shipping income is subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the United States. Shipping income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the Charterer. For calculating taxable shipping income, days spend loading and unloading cargo in the port were not included in the number of days in the voyage.

As a result, income taxes of approximately $NIL, $ NIL and $NIL were recognized in the accompanying 2008, 2007 and 2006 consolidated statements of operation.

The Company believes that its position of excluding days spent loading and unloading cargo in a United States port meets “the more likely that not” criterion (required by FIN 48) to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company’s position. Had the Company included the days spent loading and unloading cargo in the port, additional taxes of $74, $NIL and $NIL should have been recognized in the accompanying consolidated statements of operations for 2008, 2007 and 2006.

24.	Financial Instruments:

The principal financial assets of the Company consist of cash and cash equivalents, money market funds held in trust, and advances (trade) to related party. The principal financial liabilities of the Company consist of long-term bank debt, trade accounts payable, a convertible promissory note and deferred revenue — related party.

(a)	Significant Risks and Uncertainties, Including Business and Credit Concentration

As of December 31, 2008, the Company operates a total fleet of 6 vessels, consisting of 2 Panamax vessels, 2 Handysize vessels and 2 Supramax vessels. Of these 6 vessels, we acquired 3 on August 28, 2008 one on September 11, 2008 and the remaining two on September 25, 2008. As of December 31, 2008, our operating fleet had a combined carrying capacity of 317,743 dwt.

Vessel revenue is generated by charging customers for the transportation of dry bulk cargo. Vessel revenue is generated from time charters with SAMC, a company affiliated with members of the Restis family, which expire in September 2009. The Company’s vessel revenue in 2008 has been generated 100% from SAMC.

The Company can not predict whether SAMC will, upon the expiration of its charters, re-charter the vessels on favorable terms or at all. If SAMC decides not to re-charter the Company’s vessels, the Company may not be able to re-charter them on similar terms. In the future, the Company may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If the Company receives lower charter rates under replacement charters or is unable to re-charter all of the vessels, net revenue, operating income and operating cash flows will decrease or become negative.

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The Company generally does not have trade accounts receivable since the time charters are collected in advance. The vessels are chartered under time-charter agreements where, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days prior to the service, thereby supporting management of the trade accounts receivable.

Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo being shipped as sellers determine not to sell cargo with out a letter of credit. Reductions in cargo result in less business for charterers and declines in the demand for vessels.

These factors, combined with the general slow-down in consumer spending caused by uncertainty about future market conditions, impact the shipping business. As such, it is reasonably possible that future charter rates may further deteriorate which would have a significant impact on the Company’s operations.

(b)	Interest Rate Risk:

The Company’s interest rates and long-term loan repayment terms are described in Note 12.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash and cash equivalents with Marfin Egnatia Bank S.A. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(c)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2007 and 2008. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets
Cash and cash equivalents	27,543	27,543	2,211	2,211
Money market funds — held in trust	—	—	232,923	232,923
Advances (trade) to related party	577	577	—	—
Prepaid insurance expenses	574	574	79	79
Prepaid expenses and other current assets — related parties	248	248	—	—
Financial liabilities:
Long-term debt	212,345	212,345	—	—
Convertible promissory note due to shareholders	29,043	28,453	—	—
Trade accounts and other payables	674	674	588	588
Due to underwriters	419	419	5,407	5,407
Accrued expenses	541	541	—	—
Accrued interest	166	166	—	—
Deferred revenue — related party	3,029	3,029	—	—

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2008 represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, money market funds — held in trust, advances (trade) to related party, prepaid insurance expenses, prepaid expenses and other current assets — related parties, trade accounts and other payables, due to underwriters, accrued expenses, accrued interest and deferred revenue — related party: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Convertible promissory note: The fair value is determined by a trinomial Tree approach that takes a single volatility as an input and takes into account the interest rate curve of the currency of the convertible note, the credit spread of the Company, the stock volatility, as well as any dividends paid by the Company, resulting in an imputed interest rate of 1.38%

•	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rates.

(d)	Fair Value Hierarchy

The Company adopted FASB Statement No. 157 on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement) The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities;

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:  Unobservable inputs that are not corroborated by market data.

As of December 31, 2008 no fair value measurements of assets or liabilities were recognized in the consolidated financial statements.

(e)	Fair Value Option

Statement 159 provides entities with an option to measure many financial instruments and certain other items at fair value. Under Statement 159, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period. Upon adoption of Statement 159 on January 1, 2008, the Company has not elected to record its bank loans or fixed rate convertible promissory note — related party at fair value.

25.	Subsequent Events:

On January 26, 2009, Seanergy’s registration statement for 22,361,227 shares of common stock, 38,984,667 common stock purchase warrants, 38,984,667 shares of common stock underlying the warrants, 1,000,000 shares of common stock in the underwriters’ unit purchase option, 1,000,000 warrants included as

Seanergy Maritime Holdings Corp. and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

part of the underwriters’ unit purchase option and 1,000,000 shares of common stock underlying the warrants included as part of the underwriters’ unit purchase option was declared effective by the Securities & Exchange Commission (“SEC”).

On January 27, 2009, Seanergy Maritime Corp.was liquidated and in connection with its liquidation and dissolution, it distributed to each of its holders of its common stock, one share of common stock of Seanergy for each share of Seanergy Maritime Corp. common stock owned by the holder. All outstanding warrants of Seanergy Maritime Corp. concurrently became obligations of Seanergy (Note 1). As a result, the authorized capital of the Company becomes that of Seanergy Maritime Holdings Corp. and amounts to 100,000,000 shares of common stock with a par value of $0.0001 per share.

In accordance with the management agreement (see Note 3(a)), the daily fixed management fee applicable for the year ended December 31, 2009 was increased to Euro 425 (four hundred and twenty-five Euros) from Euro 416 (four hundred and sixteen Euros).

On February 19, 2009, Seanergy’s registration statement for the resale by certain selling shareholders of 12,068,075 shares of common stock which includes the 5,500,000 initial shares of common stock, 4,308,075 shares of common stock and 2,260,000 shares of common stock and 16,016,667 common stock purchase warrants and 16,016,667 shares of common stock underlying the warrants was declared effective by the SEC.

On February 24, 2009 the African Zebra commenced its scheduled dry-docking which is estimated to be completed by mid-April 2009.

On March 12, 2009, Mr. Lambros Papakostantinou, member of the Board of Directors, has resigned from his position as Director effective immediately.

On March 26, 2009, the Company made a principal repayment of $7,500 on the term facility.

Seanergy Maritime Holdings Corp. and subsidiaries

Condensed Consolidated Balance Sheets
September 30, 2009 and December 31, 2008

		September 30,	December 31,
	Notes	2009	2008
		(In thousands of U.S. dollars,
		except for share data,
		unless otherwise stated)
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	4	60,408	27,543
Restricted cash	5	3,564	—
Due from related parties	6	4,925	577
Inventories		1,211	872
Prepaid insurance expenses		526	574
Prepaid expenses		10	—
Prepaid expenses and other current assets — related parties		22	248
Other current assets		320	—

Total current assets		70,986	29,814

Fixed assets:
Vessels, net	7	450,920	345,622
Office equipment, net	7	17	9

Total fixed assets		450,937	345,631

Other assets
Goodwill		17,275	—
Deferred charges	8	7,762	2,757
Other non-current assets		180	—

TOTAL ASSETS		547,140	378,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	11	33,206	27,750
Trade accounts and other payables		573	674
Due to underwriters		76	419
Accrued expenses	23	2,604	541
Accrued interest		559	166
Accrued charges on convertible promissory note due to shareholders	10	—	420
Deferred revenue — related party	9	571	3,029
Deferred revenue	9	62	—

Total current liabilities		37,651	32,999

Long-term debt, net of current portion	11	274,489	184,595
Below market acquired time charters	24	668	—
Derivative instruments	22	5,884	—
Convertible promissory note due to shareholders	10	—	29,043

Total liabilities		318,692	246,637

Commitments and contingencies
Consolidated shareholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued		—	—
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at September 30, 2009 and December 31, 2008, respectively; 28,947,095 and 22,361,227 shares, issued and outstanding as at September 30, 2009 and December 31, 2008, respectively	12	3	2
Additional paid-in capital		213,232	166,361
Accumulated deficit		(1,533)	(34,798)

Total Seanergy shareholders’ equity		211,702	131,565

Non controlling interest	15	16,746	—

Total equity		228,448	131,565

TOTAL LIABILITIES AND EQUITY		547,140	378,202

See accompanying notes to the condensed consolidated financial statements.

Seanergy Maritime Holdings Corp. and subsidiaries

Condensed Consolidated Statements of Operations

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2009	2008	2009	2008
	(In thousands of U.S. dollars, except for share and per share data,
	unless otherwise stated)
	(Unaudited)

Revenues:
Vessel revenue — related party		21,103	6,275	70,651	6,275
Vessel revenue		1,887		1,887
Commissions — non related party		(20)	—	(20)
Commissions — related party	3, 16	(618)	(153)	(1,856)	(153)

Vessel revenue, net	16	22,352	6,122	70,662	6,122

Expenses:
Direct voyage expenses		(42)	(143)	(480)	(143)
Vessel operating expenses	17	(3,935)	(719)	(9,756)	(719)
Voyage expenses — related party	3	(222)	(77)	(841)	(77)
Management fees — related party	3	(462)	(82)	(1,078)	(82)
General and administration expenses	18	(1,014)	(208)	(3,083)	(805)
General and administration expenses — related party	19	(459)	(50)	(1,553)	(50)
Amortization of deferred dry-docking costs		(387)	—	(397)	—
Depreciation	7	(5,286)	(1,488)	(20,716)	(1,488)
Gain from acquisition	3	6,813	—	6,813	—

Operating income		17,358	3,355	39,571	2,758

Other income (expense), net:
Interest and finance costs	20	(3,451)	(640)	(6,270)	(640)
Interest and finance costs — shareholders	8, 10	(74)	(90)	(386)	(90)
Interest income — money market funds	21	108	644	363	3,257
Foreign currency exchange gains (losses), net		(25)	1	(80)	1

Net Income		13,916	3,270	33,198	5,286

Less: Net Loss Attributable to the Noncontrolling interest		67		67

Net Income Attributable to Seanergy Maritime Holdings		13,983	3,270	33,265	5,286

Net income per common share
Basic	14	0.57	0.12	1.44	0.19

Diluted	14	0.46	0.10	1.13	0.16

Weighted average common shares outstanding
Basic	14	24,580,378	26,314,831	23,109,073	27,829,907

Diluted	14	30,386,931	32,882,906	29,420,518	34,397,982

See accompanying notes to the condensed consolidated financial statements.

Seanergy Maritime Holdings Corp. and subsidiaries

Condensed Consolidated Statements of Equity

	Common stock
			Additional	Retained Earnings/	Non
			Paid-In	(Accumulated	controlling
	# of Shares	Par value	Capital	deficit)	interest	Total Equity
	(In thousands of U.S. dollars, except for share data, unless otherwise stated)
	(Unaudited)

Balance January 1, 2008	28,600,000	3	146,925	1,441		148,369

Net (loss) for the year ended December 31, 2008		—	—	(31,985)		(31,985)
Dividends paid	—	—	—	(4,254)		(4,254)
Reclassification of common stock no longer subject to redemption	(6,370,773)	—	17,144	—		17,144
Reversal of underwriter fees forfeited to redeeming shareholders	—	—	1,433	—		1,433
Liquidation and dissolution common stock exchange		(1)	1	—		—
Warrants exercised	132,000	—	858	—		858

Balance December 31, 2008	22,361,227	2	166,361	(34,798)		131,565

Issuance of common stock to convert promissory note	6,585,868	1	29,596			29,597
Issuance of shares due to earn- out			17,275			17,275
Non controlling interest					16,813	16,813
Net income (loss) for the nine months ended September 30, 2009	—	—	—	33,265	(67)	33,198

Balance September 30, 2009	28,947,095	3	213,232	(1,533)	16,746	228,448

See accompanying notes to the condensed consolidated financial statements.

Seanergy Maritime Holdings Corp. and subsidiaries

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
	September 30,
	2009	2008
	(In thousands of US
	Dollars, except for
	share data, unless
	otherwise stated)
	(Unaudited)

Cash flows from operating activities:
Net income	33,198	5,286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,716	1,488
Amortization and write-off of deferred financing costs	542	41
Amortization of deferred Drydocking costs	397	13
Deferred Drydocking costs	(4,437)	—
Change in fair value of financial instruments	967	—
Amortization of acquired time charters	(42)	—
Gain on acquisition	(6,813)	—
Changes in operating assets and liabilities:
(Increase) decrease in —
Advances (trade) to related party	(3,098)	(2,240)
Inventories	1,137	(742)
Other current assets	(320)	—
Trade accounts and other receivables	232	—
Other non current assets	(180)	—
Prepaid expenses	(10)	79
Prepaid insurance expenses	48	(384)
Prepaid expenses and other current assets — related parties	1,587	(54)
Accrued expenses	(958)	38
Trade accounts and other payables	(3,912)	2,685
Due to underwriters	(343)	(5,085)
Accrued charges on convertible note due to shareholders	670	76
Premium amortization on convertible note due to shareholders	(379)	—
Accrued interest	227	137
Deferred revenue	(2,784)	2,138
Net cash provided by operating activities	36,445	3,476

Cash flows from investing activities:
Funds placed in trust account from offerings	—	232,923
Acquisition of business, net of cash acquired	36,374	(375,283)
Additions to vessels	(6)	—
Additions to office furniture and equipment	(15)	—

Net cash provided by/(used in) investing activities	36,353	(142,360)

Cash flows from financing activities:
Proceeds from long term debt & revolving facility	—	219,845
Dividends paid	—	(4,254)
Redemption of common shares	—	(62,271)
Restricted cash	(2,183)	—
Noncontrolling interest contribution	10,000	—
Repayment of long term debt	(47,750)	—
Deferred finance charges	—	(2,688)

Net cash (used in) provided by financing activities	(39,933)	150,632

Net increase in cash and cash equivalents	32,865	11,748
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	60,408	13,959

Cash paid for:
Interest	4,089	445

Non-cash transactions
Nine months to September 30, 2009: (a) Conversion of the promissory note (note 10), and (b) additional contingent consideration (note 1)
Nine months to September 30, 2008: the issuance of the promissory note (note 10)

See accompanying notes to the condensed consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, as a wholly owned subsidiary of Seanergy Maritime Corp. Seanergy Maritime Corp. was formed on August 15, 2006, under the laws of the Republic of the Marshall Islands with executive offices located in Athens, Greece. On August 28, 2008, the Company completed a business combination with the acquisition, through its designated nominees, of six dry bulk vessels. On that date, the Company took delivery of the M/V Davakis G., the M/V Delos Ranger and the
M/V African Oryx. On September 11, 2008, it took delivery, through its designated nominee, of the fourth vessel, the M/V Bremen Max. On September 25, 2008, Seanergy took delivery, through its designated nominees, of the final two vessels, the M/V Hamburg Max, and the M/V African Zebra. Since the consummation of the business acquisition, the Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries for a broad range of dry bulk cargoes, including coal, iron ore, and grains or major bulks, as well as bauxite, phosphate, fertilizers and steel products or minor bulks.

The above acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired were recorded at their fair values. No liabilities were assumed or other tangible assets acquired. The consideration paid for the business combination, excluding a contingent consideration, was recorded at fair value at the date of acquisition and amounted to $404,876 and consisted of cash paid of $367,031, the fair value of a convertible promissory note from a related party of $29,043 and direct transaction costs of $8,802. The fair value of the assets (vessels) acquired amounted to $360,081, thereby resulting in a premium (i.e. non-tax deductible goodwill) of $44,795. Had this business combination taken place at the beginning of 2008, the Company’s net revenues and net income for the nine months ended September 30, 2008 would have been $48,363 and $11,429, respectively.

As of December 31, 2008, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment charge of $44,795 thereby, fully writing off its goodwill.

The contingent consideration forming part of the business combination consisted of the issuance of 4,308,075 shares of common stock subject to Seanergy meeting certain target EBITDA during the twelve month period ended September 30, 2009. This target was met and as of September 30, 2009 the Company recorded additional consideration of $17,275, equal to the fair value of the 4,308,075 shares, with an increase in goodwill and our equity.

We tested our goodwill for possible impairment, and we concluded that there is no impairment as of September 30, 2009. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non fixed days (based on a combination of 2-year forward freight agreements and the most recent 10-year average historical charter rates available for each type of vessel). The weighted average cost of capital used was 8%.

On July 15, 2009 the Company entered into an agreement with Constellation Bulk Energy Holdings Inc.(“Seller”) to acquire the Seller’s 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) for a nominal cash consideration of $1.00. On August 12, 2009, the Company closed on its previously announced agreement to purchase a 50% ownership interest in BET from the Seller. BET’s other equity owner is Mineral Transport Holdings Inc. (“Mineral Transport”), which is an affiliate of members of the Restis family, one of the Company’s major shareholders. On the closing day, we also entered into an agreement with Mineral Transport whereby we were granted majority on the board of directors of BET, thus obtaining control of BET. The respective acquisition was accounted for under the purchase method of accounting and accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

aggregate purchase price for the shares was $1.00. We have preliminarily estimated that the fair values of assets acquired and liabilities assumed at acquisition were as follows:

Cash	36,375
Restricted cash	1,380
Trade and other receivables	2,844
Inventories	1,476
Vessels	126,000
Current portion of long term debt	(16,573)
Accounts payable and accruals	(5,722)
Acquired time charters	(710)
Derivative instruments	(4,917)
Long term debt net of current portion	(126,527)
Noncontrolling interest	(6,813)
Excess of fair value of assets acquired and liabilities assumed over consideration paid	(6,813)

The excess of fair value of assets acquired and liabilities assumed over consideration has been recorded as Bargain purchase gain and recorded in line “Gain from acquisition” in the Company’s consolidated statement of operations. The bargain purchase gain was a result of the sellers’ intent to divest from shipping operations. BET is a provider of worldwide ocean transportation services through the ownership of five dry bulk carriers. BET was incorporated in December 18, 2006 under the laws of the Republic of the Marshall Islands. Had the Company acquired BET at the beginning of 2009 its revenues and net income for the three and nine months ended September 30, 2009 would have been $25,823 and $14,786 and $92,863 and $35,621, respectively. Revenues and results of operations from BET included in the Company’s consolidated financial statements for the three and nine months ended September 30, 2009 amounted to $4,637 and $6,746, respectively.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

Seanergy’s subsidiaries included in these unaudited condensed consolidated financial statements are as follows:

	Country of	Date of
Company	Incorporation	Incorporation	Vessel name	Date of Delivery

Seanergy Management Corp.(1)	Marshall Islands	May 9 , 2008	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21 , 2008	Davakis G.	August 28, 2008
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max.	September 11, 2008
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max.	September 25, 2008
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008
Bulk Energy Transport (Holdings) Limited.(2)	Marshall Islands	December 18, 2006	N/A	N/A
Quex Shipping Inc.(2)	British Virgin Islands	January 3 , 2007	BET Commander	August 13 , 2009
Rossington Marine Corp.(2)	British Virgin Islands	January 3 , 2007	BET Intruder	August 13 , 2009
Rayford Navigation Corp.(2)	British Virgin Islands	January 3 , 2007	BET Prince	August 13 , 2009
Creighton Development Inc.(2)	British Virgin Islands	January 3 , 2007	BET Performer	August 13 , 2009
Pulford Ocean Inc.(2)	British Virgin Islands	January 3 , 2007	BET Scouter	August 13 , 2009
Lewisham Maritime Inc.(2)	British Virgin Islands	January 3 , 2007	BET Fighter	August 13 , 2009

(1):	Subsidiaries wholly owned

(2):	Subsidiaries 50% owned and controlled by the Company

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, and the rules and regulations of the Securities and Exchange Commission (“SEC”) which apply to interim financial statements. Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with generally accepted accounting principles in the United States. They should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F.

The accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its consolidated financial position and results of operations for the interim periods and are not necessarily indicative of the results that may be expected for the entire year.

2.	Significant Accounting Policies:

(a)	Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board, (the “FASB”) issued new guidance concerning the organization of authoritative guidance under US GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing US GAAP, it did not have any impact on the Company’s consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification has become nonauthoritative.

In May 2009, the FASB established principles and requirements for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement introduces the concept of when financial statements are considered issued or are available to be issued. The statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this statement did not have an impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance regarding the accounting for business combinations and Noncontrolling interests. Such guidance requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Such guidance affects Seanergy’s acquisitions consummated after January 1, 2009, which have been accounted for under the new standard.

In March 2008, the FASB issued accounting guidance regarding disclosures about derivative instruments and hedging activities. The new guidance provides users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of this guidance in 2009 did not have any impact on the Company’s financial statement presentation or disclosures.

In June 2009, the FASB issued guidance regarding the consolidation of variable-interest entities (VIE). Such guidance: (1) eliminates the existing exemption from VIEs for qualifying special purpose entities, (2) provides a new approach for determining who should consolidate a variable-interest entity, and (3) changes when it is necessary to reassess who should consolidate a variable-interest entity. Calendar year-end companies will have to apply the new rules as of January 1, 2010. The Company is in the process of evaluating the effect of this guidance in its financial statements.

In June 2008, the FASB issued guidance regarding the determination of whether a financial instrument (or an embedded feature) is indexed to an entity’s own stock. Such guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Seanergy has determined that its warrants are indexed to its own stock and equity classified and therefore, the adoption of this standard did not have an effect on the Company’s financial statements.

In May 2008, the FASB issued guidance that requires issuers of convertible debt that may be settled wholly or partly in cash upon conversion to account for the debt and equity components separately. Such guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and must be applied retrospectively to all periods presented. Application of the new guidance did not have any effect on the Company’s financial statements.

In April 2009, the FASB issued guidance to clarify the application of fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The application of such guidance did not have a material effect on the Company’s financial statements.

In addition, the FASB issued accounting guidance that requires public companies to disclose the fair value of financial instruments in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all financial instruments. It also adds a

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

requirement for discussion of changes, if any, in the method used and significant assumptions made during the period.

3.	Transactions with Related Parties:

On May 20, 2008, companies affiliated with certain members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. On the same date, the Company also entered into the following agreements with companies wholly-owned by member(s) of the Restis family:

•	The Master Agreement to purchase an aggregate of six dry bulk vessels from companies affiliated with certain members of the Restis family, for an aggregate purchase price of $404,876 including direct transaction costs plus contingent consideration (see Note 1).

•	A management agreement concluded with Enterprises Shipping and Trading S.A. (“EST”), a company wholly owned by a member of the Restis family, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing.

•	A brokerage agreement was concluded with Safbulk Pty Ltd (“Safbulk Pty”), a company wholly owned by the Restis family, for the provision of chartering services for an initial period of two years from the date of signing.

On May 26, 2008, time charter agreements for 11-13 month periods, were concluded for the vessels with South African Maritime Corporation S.A. (“SAMC”), a company also owned by certain members of the Restis family (Notes 9 and 16).

On November 17, 2008, a lease agreement was entered into between Waterfront S.A, a company wholly owned by a member of the Restis family, for the lease of the executive offices.

On August 26, 2008, Seanergy obtained shareholders’ approval for the business combination, including the purchase of the six vessels from the Restis family which became effective on August 28, 2008. At this time the non-voting shareholders redeemed 6,370,773 shares of common stock.

On various dates from June 5, 2008 to August 21, 2009 companies affiliated with members of the Restis family purchased 14,970,982 shares of common stock from shareholders of Seanergy Maritime Holdings (the successor of Seanergy Maritime Corp.)

Concurrently with the closing of the BET acquisition, BET entered into a technical management agreement with “EST” and a commercial brokerage agreement with Safbulk Maritime S.A. (“Safbulk Maritime” and together with Safbulk Pty referred to as “Safbulk”) at terms similar to those that our existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of our current fleet.

On August 19, 2009, the Company amended and simultaneously settled the convertible promissory note in the principal amount of $28,250 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its business combination in August 2008, see Note 10.

(a)	Management Agreement:

On May 20, 2008, a management agreement was concluded between the wholly owned subsidiary of the Company, Seanergy Management Corp. (“Seanergy Management”), and EST, an affiliate, for the provision of technical management services relating to vessels for an initial period of two years from the date of signing. The agreement will be automatically extended for successive one year periods, unless three months written notice by either party is given prior to commencement of the next period. The fixed daily fee per vessel in operation for the year ending December 31, 2009, was agreed at EUR 425 (four hundred and twenty-five

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

Euros). As noted above EST also manages the BET acquired vessels under similar terms as the ones for the initial Seanergy vessels. The related expense for the three and nine months ended September 30, 2009, amounted to $462 and $1,078 respectively and is included under management fees — related party in the accompanying condensed consolidated statements of operations.

On September 2, 2008, a service agreement was signed between the Company and EST, for consultancy services with respect to financing, dealing and relations with third parties and assistance in the preparation of periodic reports to shareholders for a fixed monthly fee of $5. The agreement expired on December 2, 2008 and was extended for a period of 3 months ending March 2, 2009.

The related expense for the three and nine months ended September 30, 2009 amounted to $NIL and $10 respectively, and is included under general and administration expenses — related party (Note 20) in the accompanying condensed consolidated statements of operations.

Any services provided by EST to the Company for consultancy, financing, accounting, IT, legal or other expenses are invoiced as they incur.

(b)	Charter Agreements:

On May 26, 2008, time charter agreements for 11-13 month periods, expiring in September 2009, at a time charter daily rate of between $30 and $65, were concluded for the vessels with SAMC. The charter agreements provide for an address commission of 2.5% in favour of SAMC. The address commission amounted to $406 and $1,644 for the three and nine months period ended September 30, 2009, respectively, and is recorded net of revenue as commissions — related party in the accompanying condensed consolidated statements of operations.

Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC is $15.5 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty. as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.

On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7 per day and $7.5 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax.

Following expiration of its current charter party agreements in September 2009, the Davakis G. and the Delos Ranger are employed in the spot market until such time as we find suitable time charters for these vessels.

Pursuant to charter party agreements dated August 31, 2006, each of the BET Commander and the BET Prince were chartered for daily charter rates of $22 and $23, respectively, for charters expiring in December 2009 and November 2009, respectively. Upon expiration of these charters, pursuant to charter party agreements dated July 7, 2009, the BET Commander and the BET Prince will be chartered to SAMC at daily charter rates of $24 and $25, respectively, for charters expiring in February 2012 and January 2012, respectively.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

Pursuant to charter party agreements dated July 7, 2009, each of the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of $25, $26 and $15.5, respectively, for charters expiring in September 2011, October 2011 and September 2011, respectively.

All charter rates for the BET fleet are inclusive of a commission of 2.5% to SAMC as charterer.

(c)	Brokerage Agreement:

Under the terms of the brokerage agreements entered into by Safbulk Pty, as exclusive commercial broker, with Seanergy Management, for our initial fleet of six vessels, and Safbulk Maritime (together with Safbulk Pty, “Safbulk”) and BET for the BET fleet, Safbulk provides commercial brokerage services to our subsidiaries and the subsidiaries of BET, which include, among other things, seeking and negotiating employment for the vessels owned by the vessel-owning subsidiaries in accordance with the instructions of Seanergy Management and BET, as the case may be. Safbulk is entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. The brokerage agreement with Safbulk Pty is for a term of two years expiring in August 2010. The brokerage agreement with Safbulk Maritime is for a term of one year expiring in August 2010. Each brokerage agreement is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

The fees charged by Safbulk amounted to $222 and $841 for the three and nine months ended September 30, 2009, respectively and are separately reflected as voyage expenses — related party in the accompanying condensed consolidated statements of operations. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker.

(d)	Sublease Agreement:

On November 17, 2008, a lease agreement was entered into between Waterfront S.A, for the lease of the executive offices. The initial lease term is from November 17, 2008 to November 16, 2011. Seanergy has the option to extend the term until February 2, 2014. The monthly lease payment is EUR 42. The rent charged by Waterfront S.A. for the three and nine months ended September 30, 2009 amounted to $187 and $531 respectively (see Note 15) and is included under general and administration expenses — related party in the accompanying consolidated statements of operations (Note 20). The related rental guarantee of $180 is reflected in prepaid expenses and other non current assets — related party in the accompanying September 30, 2009 condensed consolidated balance sheet (see Note 4).

(e)	Consultancy Agreement:

On December 15, 2008, Seanergy Management concluded an agreement with CKA Company S.A., a related party entity incorporated in the Marshall Islands. CKA Company S.A. is beneficially owned by the Company’s Chief Financial Officer. Under the agreement, CKA Company S.A. provides the services of the individual who serves in the position of Seanergy’s Chief Financial Officer. The agreement is for $220 per annum, payable monthly on the last working day of every month in twelve instalments and is subject to increases as maybe approved by the compensation committee. The related expense for the three and nine months ended September 30, 2009 amounted to $55 and $165 respectively and is included in general and administration expenses — related party in the accompanying condensed consolidated statements of operations,

(f)	V&P Law Firm (Vgenopoulos Partners):

Mr. Ioannis Tsigkounakis, a member of our Board of Directors is a partner of V&P Law Firm, which the Company has retained in connection with certain matters relating to vessel acquisitions and the drafting of a

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

definitive agreement. The related expense for the three and nine months ended September 30, 2009 amounted to $11.8

(g)	Employment Agreements:

Seanergy entered into an employment agreement with its Chief Executive Officer. Under the agreement, the officer’s annual base salary is $400 and increases are subject to approval by the compensation committee.

The related expense for the three and nine months ended September 30, 2009 amounted to $90 and $277, respectively and is included under general and administration expenses — related party in the accompanying condensed consolidated statements of operations (see Note 20).

Seanergy entered into an employment agreement in March 2009 with its Chief Executive Officer. The total net annual remuneration amounts to $45 subject to any increases made from time to time by the compensation committee. The related expense for the three and nine months ended September 30, 2009, included in general and administrative expenses — related party, is amounted to $10 and $24, respectively.

Seanergy has entered into an employment agreement with its Chief Financial Officer. The total net annual remuneration amounts to EUR 23.8 subject to any increases made from time to time by compensation committee. The related expense for the three and nine months ended September 30, 2009 amounted to $8 and $21 respectively and it is included under general and administration expenses — related party in the accompanying condensed consolidated statements of operations (see Note 20).

All the members of the Board of Directors receive fees of $40 per year each. In addition, the three members of the Shipping Committee receive additional fees of $60 per year each. The amounts for the three and nine months ended September 30, 2009 totaled $103 and $518 respectively and are recorded in general and administration expenses — related party (see Note 20) in the accompanying condensed consolidated statements of operations.

(h)	BET Shareholders Agreement

In connection with the closing of our purchase of an interest in BET, on August 12, 2009, we entered into a shareholders’ agreement with Mineral Transport, an affiliate of members of the Restis family, which sets forth, among other things, the parties’ rights with respect to the corporate governance and control of BET’s business and operations and the ownership and transfer of the stock owned by the two shareholders.

4.	Cash and Cash Equivalents:

Cash and cash equivalents in the accompanying condensed consolidated balance sheets are analyzed as follows:

	September 30,	December 31,
	2009	2008

Cash at bank	3,041	9,011
Term deposits	57,367	18,532

	60,408	27,543

5.	Restricted Cash:

Restricted cash of $3,564 includes bank deposits that are required under the BET borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

6.	Due From Related Party:

Advances (trade) to related party represent advances given to EST for working capital and operating activities purposes, of our fleet based on our management agreements with EST (Note 3).

According to this agreement, EST obtains cash advances as a manager of vessels and performs certain duties that include technical management and support services necessary for the operation and employment of the vessels.

7.	Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Office Furniture
	Vessel Cost	and Fittings	Total Value

Cost:
Balance, December 31, 2007	—	—	—
— Additions (Note 1)	360,081	9	360,090
— Impairment charge	(4,530)	—	(4,530)

Balance December 31, 2008	355,551	9	355,560
— Additions	126,006	15	126,021

Balance September 30, 2009	481,557	24	481,581

Accumulated depreciation:
Balance, December 31, 2007	—	—	—
— Depreciation charge for the year	(9,929)	—	(9,929)

Balance December 31, 2008	(9,929)	—	(9,929)
— Depreciation charge for the nine months ended September 30, 2009	(20,708)	(7)	(20,715)

Balance September 30, 2009	(30,637)	(7)	(30,644)

Net book value September 30, 2009	450,920	17	450,937

Net book value December 31, 2008	345,622	9	345,631

Following the August 2008 business combination, Seanergy took delivery of the six vessels indicated in Note 1.

The Company evaluates the carrying amounts of vessels and related dry-dock costs and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considered indicators of a potential impairment as of December 31, 2008.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of Seanergy’s remaining charter agreement rates, 2-year forward freight agreements and the most recent 10-year average historical 1 year time charter rates available for each type of vessel) over the remaining economic life of each vessel, net of brokerage and address commissions, expected outflows for scheduled vessels’ maintenance, and vessel operating expenses assuming an average annual inflation rate of 2%. Fleet utilization was assumed at 98.6% in the Company’s exercise, taking into account each vessel’s off hire days of other companies operating in the drybulk industry and historical performance.

A discount factor of 4.5% per annum, representing the Company’s incremental borrowing rate, was applied to the undiscounted projected net operating cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the vessel, but only in the case where they were lower than the carrying value of vessels. This resulted in an impairment loss of $4,530 as of December 31, 2008.

There were no triggering events for further vessel impairment as of September 30, 2009.

The vessels, having a total carrying value of $450,920 at September 30, 2009, have been provided as collateral to secure the loans of each respective vessel discussed under Note 11.

Depreciation is computed using the straight line method over the estimated useful life of the vessels considering their salvage value. Salvage value is estimated by the Company by taking the cost of steel times the vessels lightweight. Up to June 30, 2009, management estimated the useful lives of its vessels at 25 years from the date of their delivery from the shipyard. In July 2009, we successfully executed time charter contract for one of our vessels that expires on its 26th anniversary, and based on the projected necessary dry docking costs and understanding of the charterer’s needs we believe that it we will complete the next dry-docking and be able to charter the vessel up to its 30th anniversary. Based on this event, as well as, considering that it is not uncommon for vessels to be operable to their 30th anniversary, effective July 1, 2009 we have changed the estimated useful life of our fleet to 30 years.

8.	Deferred Charges:

Deferred charges are analyzed as follows:

	Dry-Docking	Financing Costs	Total

December 31, 2008	—	2,757	2,757

Additions	5,751	342	6,093
Written-off	—	(149)	(149)
Amortization	(397)	(542)	(939)

September 30, 2009	5,354	2,408	7,762

Amortization of Vessel Dry-docking.  Amortization of vessel dry-docking amounted to $388 and $397 for the three and nine months ended September 30, 2009, respectively.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

Deferred financing costs are analyzed as follows:

	September 30,	December 31,
	2009	2008

Arrangement fee convertible promissory note due to shareholders, net of amortization (Note 10)	—	238
Deferred issuance fees	342	—

Long term debt issuance costs, net of amortization (Note 11)	2,066	2,519

	2,408	2,757

The amortization of the debt issuance costs and the promissory note arrangement fee is included in interest and finance costs and interest and finance costs due to shareholders in the accompanying consolidated statements of operations and amounted to $153 ($7 and $146 for the promissory note arrangement fee and debt issuance costs, respectively) for the three months ended September 30, 2009 and $541 ($88 and $453 for the promissory note arrangement fee and debt issuance costs, respectively) for the nine months ended September 30, 2009.

Deferred issuance fees relates to costs for our registration statement.

9.	Deferred Revenue and Deferred Revenue — Related Party

Deferred revenue — related party in the accompanying condensed consolidated balance sheet as at September 30, 2009 and December 31, 2008 was $571 and $3,029, respectively. The amounts represent cash received from SAMC prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

Deferred revenue in the accompanying condensed consolidated balance sheet as at September 30, 2009 and December 31, 2008 was $62 and $0, respectively. The amounts represent cash received from charterers prior to the balance sheet dates and relate to revenue applicable to periods after such dates.

10.	Convertible Promissory Note Due to Shareholders:

In connection with the August 2008, business combination, a convertible secured promissory note in the aggregate of $28,250 (face value) was issued to United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., Restis affiliate shareholders. The note is convertible into 2,260,000 shares of common stock at a conversion price of $12.50 per share. The note bears interest at a rate of 2.9% per annum, payable upon the maturity date and matures in August 2010. The note was recorded at fair value on issuance at $29,043.

An arrangement fee of $288 is payable upon the note’s maturity date and was included in deferred charges with the offsetting credit to accrued charges on convertible promissory note due to shareholders (see Note 8). At the maturity date the holder has the option to convert the note into common stock at a conversion price of $12.50 per share. Interest expense net of premium amortization ($67 and $181) for the three and nine months ended September 30, 2009, amounted to $140 and $231 respectively, and is included in interest and finance costs — shareholders in the accompanying condensed consolidated statements of operations.

On August 19, 2009, the Company amended the convertible promissory note to reduce the conversion price, from the original rate of $12.50 per share, exercisable on August 28, 2010, to the average price of the Company’s stock for the five trading days commencing on August 19, 2009, ($4.45 per share) exercisable only on August 19, 2009, while any conversion rights would be forfeited. The holders of the note accepted the amendment and have converted the principal amount of the note and all accrued but unpaid fees and interest

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

due, totaling $1,352, to 6,585,868 Seanergy newly issued shares. The transaction did not have any income statement effects and the elimination of the Company’s obligation to its principal shareholders has been recorded in equity with an increase of Common stock and Additional Paid In Capital of $1 and $29,596 respectively.

11.	Long-Term Debt:

	September 30,	December 31,
	2009	2008

(a) Reducing revolving credit facility	54,845	54,845
(b) Term facility	129,750	157,500
(c) BET Loan facility	123,100	—

Total	307,695	212,345
Less- current portion	(33,206)	(27,750)

Long-term portion	274,489	184,595

(a) & (b) The long term debt (the “Facility”) of up to $255,000 has been provided by Marfin Egnatia Bank S.A. (Marfin or lender) being available in two Facilities as described below. The Facility is guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor, and by the individual vessel owning companies. An arrangement fee of $2,550 was paid on the draw-down date and is included net of amortization in deferred finance charges in the accompanying condensed consolidated balance sheet (see Note 8).

(a)	Reducing Revolving Credit Facility

As of September 30, 2009, the Company had utilized $54,845 of the available reducing revolving credit facility which is equal to the lesser of $90,000 and an amount in dollars, which when aggregated with the amounts already drawn down under the term facility does not exceed 70% of the aggregate market values of the vessels and other securities held in favor of the lender to be used for the business combination and working capital purposes.

The reducing revolving credit facility bears interest at LIBOR plus 2.25% per annum. As per the amended loan agreements dated September 9, 2009 and November 13, 2009 respectively the revolving credit facility bears interest at LIBOR plus 3.50%.

A commitment fee of 0.25% per annum is calculated on the daily aggregate un-drawn balance and un-cancelled amount of the revolving credit facility, payable quarterly in arrears from the date of the signing of the loan agreements. The relevant commitment fee for the nine months ended September 30, 2009 on the un-drawn balance of $14 is recorded in interest and finance costs in the accompanying condensed consolidated statements of operations (see Note 21).

Commencing one year from signing the loan agreement, the revolving facility shall be reduced to the applicable limit available on such reduction date. The first annual reduction reduced the available credit amount by $18,000 i.e. to $72,000 in August 2009, and will be followed by five consecutive annual reductions of $12,000 and any outstanding balance to be fully repaid together with the balloon payment of the Term loan facility. The available line of credit amounted to $72,000 at September 30, 2009.

Interest expense for the three and nine months ended September 30, 2009 amounted to $388 and $1,151 respectively and is recorded in interest and finance costs in the accompanying condensed consolidated statement of operations (see Note 21).

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

The weighted average interest rate on the revolving credit facility, including the spread, for the nine months ended September 30, 2009 was approximately 2.77%.

(b)	Term Facility

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		September 30,	December 31,
Borrower(s)	Vessel name	2009	2008

(a) Amazons Management Inc.	Davakis G.	28,977	35,175
(b) Lagoon Shipholding Ltd.	Delos Ranger	28,977	35,175
(c) Cynthera Navigation Ltd	African Oryx	14,548	17,659
(d) Martinique International Corp.	Bremen Max	22,648	27,491
(e) Harbour Business International Corp.	Hamburg Max	23,591	28,636
(f) Waldeck Maritime Co.	African Zebra	11,009	13,364
Total		129,750	157,500

Less-current portion		(18,950)	(27,750)

Long-term portion		110,800	129,750

The vessel acquisition was financed by Marfin by an amortizing term facility equal to $165,000, representing 42% of the Vessels aggregate acquisition costs, excluding any amounts associated with the earn-out provision. On September 25, 2009, the Company repaid the fourth and the fifth principal installments equal to a total of $12,750 on the term facility.

The loan is repayable, commencing three months from the last drawdown or September 30, 2009, whichever is earlier, through twenty eight consecutive quarterly principal installments out of which the first four principal installments will be equal to $7,500 each, the next four principal installments will be equal to $5,250 each and the final twenty principal installments will be equal to $3,200 each, with a balloon payment equal to $50,000 due concurrently with the twenty eighth principal installment.

The loan bears interest at an annual rate of 3 month-LIBOR plus 1.5%, if the Company’s ratio of total assets to total liabilities is greater than 165%, which is to be increased to 1.75% if the ratio is equal or less than 165%. As per the amended loan agreements dated September 9, 2009 and November 13, 2009 respectively the term facility bears interest at LIBOR plus 3.00%.

The weighted average interest rate on the term facility, including the spread, for the nine months ended September 30, 2009 was approximately 2.219%. Long-term debt is denominated in U.S. dollars. Long-term debt interest expense on the Term facility for the nine-months ended September 30, 2009 amounted to $2,505 and is included in interest and finance costs in the accompanying condensed consolidated statements of operations (see Note 21).

The Facility is secured by a first priority mortgage on the vessels, on a joint and several basis; first priority general assignment of any and all earnings, insurances and requisition compensation of the vessels and the respective notices and acknowledgements thereof; first priority specific assignment of the benefit of all charters exceeding 12 calendar months duration and all demise charters in respect of the vessels and the respective notices and acknowledgements thereof to be effected in case of default or potential event of default to the absolute discretion of Marfin Egnatia Bank S.A.; assignment, pledges and charges over the earnings accounts held in the name of each borrower with the security trustee; undertakings by the technical and commercial managers of the vessels; negative pledge of the non-voters shares to be acquired. All of the aforementioned securities will be on a full cross collateral basis.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

The Facility includes covenants, among others, that require the borrowers and the corporate guarantor to maintain vessel insurance for an aggregate amount greater than the vessels’ aggregate market value or an amount equal to 130% of the aggregate of (a) the outstanding amount under both the revolving credit and term facilities and (b) the amount available for drawing under the revolving facility. The vessels’ insurance is required to include as a minimum cover hull and machinery, war risk and protection and indemnity insurance, $1,000,000 for oil pollution and for excess oil spillage and pollution liability insurance. In addition mortgagees’ interest insurance on the vessels is required with the insured value to be at least 110% of the aggregate of the revolving credit and term facility.

In addition if a vessel is sold or becomes a total loss or the mortgage of the vessel is discharged on the disposal, Seanergy shall repay such part of the facilities as equal to the higher of the relevant amount or the amount in Dollars to maintain the security clause margin.

Other covenants include the following:

•	not to borrow any money or permit such borrowings to continue other than by way of subordinated shareholders’ loan or enter into any agreement for deferred terms, other than in any customary supplier’s credit terms or any equipment lease or contract hire agreement other than in ordinary course of business;

•	no loans, advances or investments in, any person, firm, corporation or joint venture or to any officer, director, shareholder or customer of any such person;

•	not to assume, guarantee or otherwise undertake the liability of any person, firm, company;

•	not to authorize any capital commitments;

•	not to declare or pay dividends in any amount greater than 60% of the net cash flow of the Group as determined by the lender on the basis of the most recent annual audited financial statements provided, or repay any shareholder’s loans or make any distributions in excess of the above amount without the lenders prior written consent (see below for terms of waiver obtained on December 31, 2008);

•	not to change the Chief Executive Officer and/or Chairman of the corporate guarantor without the prior written consent of the lender;

•	not to assign, transfer, sell or otherwise or dispose vessels or any of the property, assets or rights without prior written consent of the lender;

•	to ensure that the members of the Restis and Koutsolioutsos families (or companies affiliated with them) own at all times an aggregate of at least 10% of the issued share capital of the corporate guarantor;

•	no change of control in the corporate guarantor without the written consent of the lender;

•	not to engage in any business other than the operation of the vessels without the prior written consent of the lender;

•	Security margin clause: the aggregate market values of the vessels and the value of any additional security shall not be less than (or at least) 135% of the aggregate of the outstanding revolving credit and term facilities and any amount available for drawing under the revolving facility, less the aggregate amount of all deposits maintained. A waiver dated December 31, 2008 has been received for the period that the vessels continue to be under their current charter agreements (see Note 3(b)). The waiver also stipulates that dividends will not be declared and/or any shareholders’ loans repaid without the prior written consent of Marfin.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

Financial covenants include the following:

•	ratio of financial indebtedness to earnings, before interest, taxes, depreciation and amortization (EBITDA) shall be less than 6.5:1 (financial indebtedness or Net Debt are defined as the sum of all outstanding debt facilities minus cash and cash equivalents). The covenant is to be tested quarterly on a LTM basis (the “last twelve months”);

•	the ratio of last twelve months EBITDA to Net Interest Expense shall not be less than 2:1. The ratio of total liabilities to total assets shall not exceed 0.70:1;

•	unrestricted cash deposits, other than in the favor of the lender shall not be less than 2.5% of the financial indebtedness; and

•	average quarterly unrestricted cash deposits, other than in the favor of the lender shall not be less than 5% of the financial indebtedness.

The last three financial covenants listed above are to be tested on a quarterly basis, commencing on December 31, 2008 (where applicable). Seanergy was in compliance with these financial covenants as of September 30, 2009.

On September 9, 2009, the Company received a waiver from Marfin Bank in connection with the term facility and the revolving facility.

The material terms of the covenant waiver and amendment agreement with Marfin Bank are as follows:

(1) the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3.00%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

(2) The Borrowers shall prepay the following Repayment instalments in the amounts and on the dates described below: (i) on 25 September 2009, the Borrowers shall pay the fifth (5th) Repayment Instalment in the amount of $5,250; and (ii) on 4 January 2010, the Borrowers shall pay the sixth (6th) and seventh (7th) Repayment Instalments, in the total amount of $10,500. The next eighth (8th) Repayment Installment will be repaid in September 2010 when such Repayment Installment is due and payable,

(3) On 31 December 2009 and on each date falling at semi-annual intervals thereafter throughout any Waiver Period, if the Borrowers have a surplus of funds over the Borrowers’ requirements for operation and maintenance of the vessels during the relevant period, an amount equal to any such Surplus Earnings shall be transferred from the relevant Earnings Account to the Seanergy Holdings Account and remain credited therein.

The waiver applies for a period up to July 1, 2010.

On November 13, 2009, the Company received an extension of its waiver from the Marfin Bank in connection with the $165,000 term facility and $54,845 revolving facility utilized, obtained for the acquisition of the vessels it acquired in its business combination on August 2008.

The material terms of the covenant waiver and amendment agreement signed with Marfin Bank are as follows:

(1) the Applicable Margin throughout each Waiver Period shall be increased to: (i) Three per cent (3%) per annum in respect of each Term Advance, and (ii) Three point fifty per cent (3.50%) per annum in respect of each Revolving Advance, for each relevant interest period;

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

(2) The Borrowers shall prepay the following Repayment instalments in the amounts described below on 1 July 2010. More particularly the Borrowers shall pay on 1 July 2010: (i) the eighth (8th) Repayment Installment in the amount of $5,250; and (ii) the ninth (9th) Repayment Installment, in the amount of $3,200.

The extension applies for the period up to January 1, 2011.

(c)	BET Loan Facility

BET financed the acquisition of its vessels with the proceeds of a loan from Citibank International PLC, as agent for a syndicate of banks and financial institutions. The outstanding principal amount as of December 31, 2008 was $151,386. The loan is repayable in semi-annual installments of principal in the amount of $8,286 followed by a balloon payment due on maturity in the amount of $35,378, as these installment amounts were revised after the BET Performer sale. Interest is due and payable quarterly based on interest periods selected by BET. The loan carried interest at an annual rate of 3 month LIBOR plus 0.75%. Following BET’s supplemental agreement dated September 30, 2009 and prepayment of $20 million, the semi-annual installments of principal and the balloon payment amount to $7,128 and $44,062, respectively.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		September 30,
Borrower(s)	Vessel Name	2009

(a) Pulford Ocean Inc	BET Scouter	23,614
(b) Quex Shipping Inc	BET Commander	25,123
(c) Rossington Marine Corp.	BET Intruder	17,586
(d) Rayford Navigation Corp.	BET Prince	35,172
(e) Lewisham Maritime Inc.	BET Fighter	21,605

Total		123,100

Less-current portion		(14,256)

Long-term portion		108,844

The BET loan facility is secured by the following: the loan agreement, a letter agreement regarding payment of certain fees and expenses by BET; a first priority mortgage on each of the BET vessels; the BET guarantee of the loan; a general assignment or deed of covenant of any and all earnings, insurances and requisition compensation of each of the vessels; pledges over the earnings accounts and retention accounts held in the name of each borrower; undertakings by the technical managers of the BET vessels; and the trust deed executed by Citibank for the benefit of the other lenders, among others.

The ship security documents include covenants, among others, that require the borrowers to maintain vessel insurance for an aggregate amount equal to the greater of the vessels’ aggregate market value or an amount equal to 125% of the outstanding amount under the loan. The vessels’ insurance is to include as a minimum cover fire and usual marine risks, war risk and protection and indemnity insurance, and $1,000,000 for oil pollution. In addition, the borrowers agree to reimburse the mortgagee for mortgagees’ interest insurance on the vessels in an amount of up to 110% of the outstanding amount under the loan.

In addition, if a vessel is sold or becomes a total loss, BET is required to repay such part of the loan as is equal to the greater of the relevant amount for such vessel, or such amount as is necessary to maintain compliance with the minimum security covenant in the loan agreement. This covenant requires the borrowers to assure that the market value of the BET vessels is not less than 125% of the outstanding amount under the

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

loan. On July 10, 2008, BET, through its wholly owned subsidiary sold the BET Performer and paid an amount on the loan equal to $41,453, as required by the loan agreement.

The Borrowers also must assure that the aggregate market value of the BET vessels is not less than 125% of the outstanding amount of the loan. If the market value of the vessels is less than this amount, the Borrowers must prepay an amount that will result in the market value of the vessels meeting this requirement or offer additional security to the lender with a value sufficient to meet this requirement, which additional security must be acceptable to the lender. The value of the BET vessels shall be determined when requested by the lender, and such determination shall be made by any two of the lender’s approved shipbrokers, one of which shall be nominated by the lender and one of which shall be nominated by the borrowers.

Other covenants include the following:

•	Not to permit any lien to be created over all or any part of the borrowers’ present or future undertakings, assets, rights or revenues to secure any present or future indebtedness;

•	Not to merge or consolidate with any other person;

•	Not to sell, transfer, dispose of or exercise direct control over any part of the borrowers’ assets, rights or revenue without the consent of the lender;

•	Not to undertake any business other than the ownership and operation of vessels and the chartering of vessels to third parties;

•	Not to acquire any assets other than the BET vessels;

•	Not to incur any obligations except under the loan agreement and related documents or contracts entered into in the ordinary course of business;

•	Not to borrow money other than pursuant to the loan agreement, except that the borrowers may borrow money from their shareholders or directors or their related companies as long as such borrowings are subordinate to amounts due under the loan agreement;

•	Not to guarantee, indemnify or become contingently liable for the obligations of another person or entity except pursuant to the loan agreement and related documents, except, in general, for certain guarantees that arise in the ordinary course of business;

•	Not to make any loans or grant any credit to any person, except that the borrowers make loans to BET or the borrowers’ related companies as long as they are made on an arm’s length basis in the ordinary course of business and are fully subordinated to the rights of the lender;

•	Not to redeem their own shares of stock;

•	Not to permit any change in the legal or beneficial ownership of any of the borrowers or BET or cause any change in the shareholders’ agreement or constitutional documents related to BET; and

•	Not to enter into any related party transactions except on an arm’s length basis and for full value.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC in connection with the $222,000 amortized loan obtained by the six wholly owned subsidiaries of BET, which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) the applicable margin for the period between July 1, 2009 and ending on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum;

(2) the borrowers to pay part of the loan in the amount of $20,000; and

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

(3) the borrowers and the corporate guarantor have requested and the creditors consented to:

(4) the temporary reduction of the security requirement during the amendment period to 100%; and

(5) the temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods and September 30, 2009.

The annual principal payments on the term facility, the reducing revolving credit facility (based on the amount drawn down as of September 30, 2009) and the BET Loan facility required to be made after September 30, 2009, is as follows:

		Reducing Revolving
	Term Facility	Credit Facility	BET Loan Facility	Total

October 1, 2009 — September 30, 2010	18,950	—	14,256	33,206
October 1, 2010 — September 30, 2011	9,600	6,845	14,256	30,701
October 1, 2011 — September 30, 2012	12,800	12,000	14,256	39,056
October 1, 2012 — September 30, 2013	12,800	12,000	14,256	39,056
October 1, 2013 — September 30, 2014	12,800	12,000	14,256	39,056
Thereafter	62,800	12,000	51,820	126,620

	129,750	54,845	123,100	307,695

12.	Capital Structure:

(a)	Common Stock

Seanergy Maritime Holdings Corp. was authorized to issue 100,000,000 shares of its common stock with a par value of $0.0001 per share. Seanergy Maritime Corp. was authorized to issue 89,000,000 shares of its common stock with a par value of $0.0001 per share.

On July 16, 2009, our shareholders approved an amendment to our amended and restated articles of incorporation to increase our authorized common stock to 200,000,000 shares, par value $0.0001 per share.

(b)	Warrants

On September 28, 2007, Seanergy Maritime Corp., pursuant to its public offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of Seanergy Maritime Corp.’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from Seanergy Maritime Corp. one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the public offering (September 24, 2008) and expires on September 24, 2011.

On September 28, 2007, and prior to the consummation of the public offering described above, all of Seanergy Maritime Corp.’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All warrants issued in the Private Placement are identical to the warrants in the units sold in the public offering, except that:

(i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after Seanergy Maritime Corp. completes a business combination;

(ii) the warrants are not subject to redemption if held by the initial holders thereof; and

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

(iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof by surrendering these warrants for that number of shares of common stock equal to the quotient obtained by dividing the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant price and fair value. The fair value is defined to mean the average reported last sales price of common stock for the 10 trading days ending on the third business day prior to the date on which notice of exercise is received. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the public offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to executive officers did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.

Seanergy Maritime Corp. may call the warrants for redemption:

•	in whole and not in part,

•	at a price of $0.01 per warrant at any time,

•	upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the common stock equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days prior to the notice of redemption to the warrant holders.

There is no cash settlement for the warrants.

Subsequently, the underwriter notified Seanergy Maritime Corp. that it was not going to exercise any of the remaining units as part of its over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.

The total number of common stock purchase warrants amounted to 39,116,667 of which 132,000 warrants were exercised in 2008 at a price of $6.50 per share or $858. As of December 31, 2008 Seanergy Maritime Holdings Corp. has 38,984,667 common stock purchase warrants issued and outstanding at an exercise price of $6.50 per share, which became Seanergy’s obligations upon completion of Seanergy Maritime Corp.’s dissolution and liquidation. The fair market value of the warrants as of September 30, 2009, was $0.20 per warrant and at December 31, 2008 was $0.11 per warrant.

(c)	Registration Rights:

The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the public offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the private placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of the warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggy-back registration” rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the forgoing registration statements.

The unit purchase option and its underlying securities have been registered under the registration statement for the public offering; however, the option also grants holders demand and “piggy- back” registration rights for periods of five and seven years, respectively, from the date of the public offering. These

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on the exercise of the option, other than underwriting commissions incurred and payable by the holders.

13.	Dividends:

Pursuant to the Seanergy’s second amended and restated articles of incorporation dividends are required to be made to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust less any taxes payable and exclusive of (i) up to $420 of interest earned on the Maxim’s deferred underwriting compensation and (ii) up to $742 of interest income on the proceeds in the Trust account that Seanergy was permitted to draw down in the event the over-allotment option was exercised in full on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or liquidation, of which the date of the business combination was August 28, 2008.

On April 9, 2008, Seanergy paid dividends totaling $4,254 or $0.0668 per share.

Seanergy Maritime Corp.’s founding shareholders and the Restis affiliate shareholders have agreed for such one-year period to subordinate their rights to receive dividends with respect to the 5,500,000 original shares owned by them to the rights of Seanergy Maritime Corp.’s public shareholders, but only to the extent that Seanergy has insufficient funds to make such dividend payments.

Subsequent to the business combination the declaration and payment of any dividend is subject to the discretion of Seanergy’s board of directors and is dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Seanergy’s board of directors may review and amend its dividend policy from time to time in light of its plans for future growth and other factors.

As a condition of the waiver from Marfin Egnatia Bank S.A. (see Note 11), dividends will not be declared without the prior written consent of Marfin Egnatia Bank S.A.

14.	Earnings per Share:

The calculation of net income per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the three and nine months ended September 30, 2009 and 2008 is based on the average closing price of the Company’s common stock.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

	3-Months Ended September 30,		9-Months Ended September 30,
	2009	2008	2009	2008

Basic:
Net income Attributable to Seanergy Maritime Holdings Corp.	$13,983	$3,270	$33,265	$5,286

Weighted average common shares outstanding	24,580,378	26,314,831	23,109,073	27,829,907

Net income per common share-basic	$0.57	$0.12	$1.44	$0.19

Diluted:
Net income	$13,983	$3,270	$33,265	$5,286
Interest expense on convertible promissory note due to shareholders	$74	$90	$386	$90

Diluted net income	$14,057	$3,360	$33,651	$5,376

Weighted average common shares outstanding	24,580,378	26,314,831	23,109,073	27,829,907
Effect of dilutive shares	5,806,553	6,568,075	6,311,445	6,568,075

Diluted weighted average common shares outstanding	30,386,931	32,882,906	29,420,518	34,397,982

Net income per common share-diluted	$0.46	$0.10	$1.13	$0.16

The convertible note to shareholders has been included in the diluted Earnings per Share calculations using the “as if” method up to the date of the settlement and the initial conversion ratio.

As of September 30, 2009 all outstanding warrants to acquire 38,984,667 shares of common stock were anti-dilutive. The underwriters’ purchase options (common shares of 1,000,000 and warrants of 1,000,000) were anti-dilutive.

The 4,308,075 shares of common stock whose issuance is contingent upon satisfaction of certain conditions, is considered dilutive due to satisfaction of the contingency.

Thus, as of September 30, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Private warrants	16,016,667
Public warrants	22,968,000
Underwriters purchase options — common shares	1,000,000
Underwriters purchase options — warrants	1,000,000

Total	40,984,667

15.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. A minimum of up to $1,000,000 of liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Rental expense for the nine months ended September 30, 2009 amounted to $531 (see Note 3(d)). Fixed future minimum rent commitments as of September 30, 2009, were as follows:

Rental Commitments

October 1, 2009 — September 30, 2010	754
October 1, 2010 — September 30, 2011	774
October 1, 2011 — September 30, 2012	100
Thereafter	—

Total	1,628

16.	Vessel Revenue — Related Party, net:

The amounts in the accompanying condensed consolidated statements of operations are analyzed as follows:

			Nine Months Ended
	Three Months Ended September 30,		September 30,
	2009	2008	2009	2008

Vessel revenue-related party	21,103	6,275	70,651	6,275
Vessel revenue	1,887	—	1,887
Commisions-related party	(618)	(153)	(1,856)	(153)
Commisions	(20)	—	(20)	—

Vessel revenue, net	22,352	6,122	70,662	6,122

17.	Vessel Operating Expenses:

The amounts in the accompanying condensed consolidated statements of operations are analyzed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Crew wages and related costs	2,083	299	4,881	299
Chemicals and lubricants	424	298	1,343	298
Repairs and maintenance	933	59	2,468	59
Insurance	446	57	902	57
Miscellaneous expenses	49	6	162	6

Total	3,935	719	9,756	719

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

18.	General and Administration Expenses:

The amounts in the accompanying condensed consolidated statements of operations are analyzed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Auditors’ and accountants’ fees	354	—	836	278
Legal expenses	109	—	662	221
D&O Insurance	30	96	85	96
Other employee salaries	68	—	140	—
Subscriptions	6	—	26	—
Transportation expenses	4	30	24	30
Professional fees	35	18	528	18
Other	408	64	782	162

Total	1,014	208	3,083	805

19.	General and Administration Expenses — Related Party:

The amounts in the accompanying condensed consolidated statements of operations are analyzed as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2009	2008	2009	2008

Office rental (Note 3(d))	187	—	531	—
Consulting fees (Note 3(e))	55	10	165	10
Salaries (Note 3(f))	108	—	322	—
Administrative fee (Note 3(a))	6	—	17	—
BoD remuneration (Note 3(g))	103	40	518	40

Total	459	50	1,553	50

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

20.	Interest and Finance Costs:

The amounts in the accompanying condensed consolidated statements of operations are analyzed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Interest on long-term debt	1,480	494	3,164	494
Interest on revolving credit facility	388	87	1,151	87
Amortization of debt issuance costs	146	36	453	36
Commitment fee on un-drawn revolving credit facility	4	17	18	17
Other	1,433	6	1,484	6

Total	3,451	640	6,270	640

21.	Interest Income — Money Market Funds:

Interest income of $664 and $3,257 for the three and nine months ended September 30, 2008 respectively, represents interest on money market funds held in trust at an annualized tax exempt interest yield of 2.72%. There is no such income for the nine months ended September 30, 2009 as the respective money market funds were used to fund the business combination referred to in Note 1. Interest income for the three and nine months ended September 30, 2009 of $108 and $363 represents interest earned on term deposits at an annualized interest rate ranging from 0.40% to 1.40%.

22.	Financial Instruments:

The principal financial assets of the Company consist of cash and cash equivalents and advances (trade) to related party. The principal financial liabilities of the Company consist of long-term bank debt, trade accounts payable, a convertible promissory note (prior to conversion to common stock) and interest rate swaps.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

As of September 30, 2009, the Company operates a total fleet of 11 vessels, consisting of 4 Capesize vessels, 3 Panamax vessels, 2 Handysize vessels and 2 Supramax vessels. Of these 11 vessels, the Company acquired 3 on August 28, 2008, one on September 11, 2008, 2 on September 25, 2008 and the remaining 5 on August 12, 2009, when it completed the acquisition of a 50% controlling ownership interest in BET.

Pursuant to addenda dated July 24, 2009 to the individual charter party agreements dated May 26, 2008 between SAMC and each of Martinique Intl. Corp. (vessel Bremen Max) and Harbour Business Intl. Corp. (vessel Hamburg Max), SAMC agreed to extend the existing charter parties for the Bremen Max and the Hamburg Max. Pursuant to the terms of the addendum, each vessel will be chartered for a period of between 11-13 months, at the charterer’s option. The charters commenced on July 27, 2009 and August 12, 2009, respectively. The daily gross charter rates paid by SAMC are $15,500 for each of the Bremen Max and the Hamburg Max, which will generate revenues of approximately $12.7 million. All charter rates are inclusive of a commission of 1.25% payable to Safbulk Pty as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rate it receives is better than the period rate it is paying Seanergy.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

On July 14, 2009, the African Oryx and the African Zebra were chartered for a period of 22 to 25 months at charter rates equal to $7,000 per day and $7,500 per day, respectively. Seanergy is also entitled to receive a 50% adjusted profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax.

Following the expiration of its charter party agreements in September 2009, the Davakis G and the Delos Ranger are chartered in the spot market until such time as we find suitable time charters for these vessels.

Pursuant to charter party agreements dated August 31, 2006, each of the BET Commander and the BET Prince were chartered for daily charter rates of $22,000 and $23,000, respectively, for charters expiring in December 2009 and November 2009, respectively. Upon expiration of these charters, pursuant to charter party agreements dated as of July 7, 2009, the BET Commander and the BET Prince will be chartered to SAMC at daily charter rates of $24,000 and $25,000, respectively, for charters expiring in February 2012 and January 2012, respectively.

Pursuant to charter party agreements dated as of July 7, 2009, each of the BET Fighter, BET Scouter and the BET Intruder were chartered to SAMC at daily charter rates of $25,000, $26,000 and $15,500, respectively, for charters expiring in September 2011, October 2011 and September 2011, respectively. All charter rates for the BET fleet are inclusive of a commission of 1.25% payable to Safbulk Maritime as commercial broker and 2.5% to SAMC as charterer. SAMC sub-charters these vessels in the market and takes the risk that the rates it receives are better than the period rates it is paying BET.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. This decision is likely to depend upon prevailing charter rates in the months prior to charter expiration. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on similar terms. In the future, we may employ vessels in the spot market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our net revenue will decrease.

(b) Interest Rate Risk:

The Company’s interest rates and long-term loan repayment terms are described in Note 11.

Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at September 30, 2009 and December 31, 2008. The fair value of a financial instrument is the

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Cash and cash equivalents	60,408	60,408	27,543	27,543
Restricted Cash	3,564	3,564	—	—
Due from related party	4,925	4,925	577	577
Financial liabilities:
Long-term debt	307,695	307,695	212,345	212,345
Convertible promissory note due to shareholders	—	—	29,043	28,453
Trade accounts and other payables	573	573	674	674
Due to underwriters	76	76	419	419
Accrued expenses	2,604	2,604	541	541
Accrued interest	559	559	166	166
Below market acquired time charter	668	668	—	—
Financial instruments	5,884	5,884	—	—
Accrued charges on convertible promissory note due to shareholders	—	—	420	420

The carrying amounts shown in the table are included in the condensed consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of September 30, 2009 and December 31, 2008 represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a. Cash and cash equivalents, advances (trade) to related party, trade accounts and other payables, due to underwriters, accrued expenses, and accrued interest: The carrying amounts approximate fair value because of the short maturity of these instruments. Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due under the loan agreements. The funds can only be used for the purposes of loan repayment.

b. Convertible promissory note: The fair value is determined by discounting the face value and applicable coupons which take into account the interest rate curve of the currency of the convertible note, the credit spread of the Company, the stock volatility, as well as any dividends paid by the Company.

c. Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rates.

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

d. Below market charter contracts are valued based on the difference of their stated charter rates less the market rates prevailing at measurement rates.

e. As of September 30, 2009 the Company had outstanding three interest rate swap agreements respectively maturing from March 2011 through January 2013. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates.

The Company’s interest rate swaps have the following characteristics:

(i) From September 28, 2007 for a period of five years through September 28, 2012, for a total notional principal amount of $30,000. Under the provisions of the agreement the company pays a fixed rate of 4.84% and receives the six month LIBOR semiannually, (ii) From January 25, 2008 for a period of five years through January 25, 2013, for a total notional principal amount of $50 million. Under the provisions of the agreement the company pays a fixed rate of 3.13% and receives the six month LIBOR semiannually, and (iii) From March 10, 2008 for a period of three years through March 10 2011, for a total notional principal amount of $50,000. Under the provisions of the agreement the company pays a fixed rate of 2.96% on a quarterly basis and receives the three month LIBOR semiannually.

(c)	Fair Value Hierarchy

The Company adopted FASB guidance on January 1, 2008, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurement involving significant unobservable inputs (Level 3 measurement) The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities;

Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:  Unobservable inputs that are not corroborated by market data.

The Company’s financial and nonfinancial items measured at fair value on a recurring basis at September 30, 2009 were:

	Level 1	Level 2	Level 3	Total

Interest Rate Swap — Liability	—	$(5,884)	—	$5,884

SEANERGY MARITIME HOLDINGS CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)
(All amounts in footnotes in thousands of U.S. dollars, except for share and per share data)

23.	Accrued expenses

Accrued expenses are comprised of the following amounts:

	Nine Months Ended	December 31,
	2009	2008

Accrued dry-docking costs	1,558	—
Accrued audit and financial advisory costs	845	460
Accrued voyage expenses	125	13
Accrued insurance and related liabilities	76	18
Other accrued liabilities	—	50

Total	2,604	541

24.	Fair value of below market acquired time charters

In connection with the acquisition of BET, the Company acquired time charter contracts for the future, which extend through 2011. These contracts include fixed daily rates that are below market daily rates available as of the acquisition date. After determining the aggregate fair values of these time charter contracts as of the acquisition, the Company recorded the respective contract fair values on the consolidated balance sheet as non-current liabilities under “Fair value of below market acquired time charter”. These will be amortized into revenues using the straight-line method over the respective contract periods (2 years for the respective contracts). The amount amortized as of September 30, 2009 amounted to $42.

		Amortized	Amount to be Amortized as of
	Amount	to Sep 30,	September 30
	Acquired	2009	2010	2011	2012

Fair value of below market acquired time charters	710	42	324	304	40

25.  Subsequent events

The Company has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, November 18, 2009. As described in Note 11(b) on November 13, 2009, the Company received an extension of its waiver from Marfin Bank in connection with the $165,000 term facility and $54,845 revolving facility utilized, obtained in the acquisition of the vessels it acquired in its business combination on August 2008. The extension applies for the period up to January 1, 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.:

We have audited the accompanying combined balance sheets of Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. (together the “Group”) as of December 31, 2007 and 2006, and the related combined statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

As discussed in Note 1 of the combined financial statements, the combined financial statements present the aggregated financial information of the six vessel-owning companies and an allocation of long-term debt. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations, or cash flows had the Group operated as a separate entity during the period presented or for future periods.

/s/  KPMG Certified Auditors AE

Athens, Greece
June 16, 2008, except as to Note 20(i), which is as of July 25, 2008

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Balance Sheet
as of December 31, 2007 and 2006

	Note	2007	2006
		(In thousands of
		US dollars)

ASSETS
Vessels, net	7	244,801	114,487
Due from related parties	19	—	480

Total non-current assets		244,801	114,967

Inventories	8	223	212
Trade accounts receivable and other assets	9	928	343
Due from related parties	19	5,833	3,841
Cash and cash equivalents	10	21	1,446

Total current assets		7,005	5,842

Total assets		251,806	120,809

EQUITY
Capital contributions	11	40,865	36,960
Revaluation reserve	7	154,384	25,119
Retained earnings		4,408	6,980

Total equity		199,657	69,059

LIABILITIES
Long-term debt, net	12	38,580	41,354

Total non-current liabilities		38,580	41,354

Current portion of long-term debt, net	12	9,750	8,420
Trade accounts payable	13	1,180	604
Accrued expenses	14	1,098	352
Deferred revenue		781	651
Due to related parties	19	720	353
Accrued interest expense		40	16

Total current liabilities		13,569	10,396

Total equity and liabilities		251,806	120,809

The notes on pages F-70 to F-90 are an integral part of these combined financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Income
For the three years ended December 31, 2007, 2006 and 2005

	Note	2007	2006	2005
		(In thousands of US dollars)

Revenue from vessels		32,297	15,607	17,016
Revenue from vessels — related party	19	3,420	10,740	10,140

		35,717	26,347	27,156
Direct voyage expenses	3	(82)	(64)	(139)

		35,635	26,283	27,017
Expenses:
Crew costs	4	(2,803)	(2,777)	(1,976)
Management fees — related party	19	(782)	(752)	(644)
Other operating expenses	5	(3,228)	(2,842)	(3,085)
Depreciation	7	(12,625)	(6,567)	(6,970)
Impairment reversal/(loss)	7	—	19,311	(19,311)

Results from operating activities		16,197	32,656	(4,969)
Finance income	6	143	132	24
Finance expense	6	(2,980)	(3,311)	(2,392)

Net finance cost		(2,837)	(3,179)	(2,368)

Net profit/(loss) for the year		13,360	29,477	(7,337)

The notes on pages F-70 to F-90 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Changes in Equity
For the three years ended December 31, 2007, 2006 and 2005

			(Accumulated
			Deficit)/
	Capital	Revaluation	Retained
	Contributions	Reserve	Earnings	Total
	(In thousands of US dollars)

Balance at January 1, 2005	12,817	—	(3)	12,814
Net (loss) for the year	—	—	(7,337)	(7,337)

Total recognized income and expense	—	—	(7,337)	(7,337)
Capital contributions	15,980	—	—	15,980
Dividends paid	—	—	(3,319)	(3,319)

Balance at December 31, 2005	28,797	—	(10,659)	18,138

Net profit for the year	—	—	29,477	29,477
Revaluation of vessels	—	25,119	—	25,119

Total recognized income and expense	—	25,119	29,477	54,596
Capital contributions	8,163	—	—	8,163
Dividends paid	—	—	(11,838)	(11,838)

Balance at December 31, 2006	36,960	25,119	6,980	69,059

Net profit for the year	—	—	13,360	13,360
Revaluation of vessels	—	129,265	—	129,265

Total recognized income and expense	—	129,265	13,360	142,625
Capital contributions	3,905	—	—	3,905
Dividends paid	—	—	(15,932)	(15,932)

Balance at December 31, 2007	40,865	154,384	4,408	199,657

The notes on pages F-70 to F-90 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Combined Statements of Cash Flows
For the three years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands of US dollars)

Cash flows from operating activities
Net profit/(loss)	13,360	29,477	(7,337)
Adjustments for:
Depreciation	12,625	6,567	6,970
Impairment loss on trade accounts receivable and due from related parties	—	870	—
Impairment (reversal) loss on vessels	—	(19,311)	19,311
Interest expense	2,914	3,272	2,371
Interest income	(143)	(132)	(13)

	28,756	20,743	21,302
Due from related parties	(1,512)	1,589	6,726
Inventories	(11)	(56)	(156)
Trade accounts receivable and other assets	(585)	(216)	(768)
Trade accounts payable	576	96	488
Accrued expenses	746	178	174
Deferred revenue	130	(260)	911
Due to related parties	367	352	(144)

	28,467	22,426	28,533
Interest paid	(2,890)	(3,265)	(2,364)

Net cash from operating activities	25,577	19,161	26,169

Cash flows from investing activities
Interest received	143	132	13
Additions for vessels	(12,685)	(5,038)	(86,706)
Dry-docking costs	(989)	(1,568)	(18)

Net cash used in investing activities	(13,531)	(6,474)	(86,711)

Cash flows from financing activities
Dividends paid	(15,932)	(11,838)	(3,319)
Capital contributions	3,905	8,163	15,980
Proceeds from long-term debt	8,400	—	55,070
Repayment of long-term debt	(9,844)	(7,573)	(7,182)

Net cash (used in) provided from financing activities	(13,471)	(11,248)	60,549

Net (decrease)/increase in cash and cash equivalents	(1,425)	1,439	7
Cash and cash equivalents at January 1	1,446	7	—

Cash and cash equivalents at December 31	21	1,446	7

The notes on pages F-70 to F-90 are an integral part of these combined financial statements

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements
December 31, 2007 and 2006
(In thousands of U.S. dollars, except for share and per share data, unless otherwise stated)

1.	Business and basis of presentation

(a)	General

On May 20, 2008, companies affiliated with members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. (“Seanergy”) for $25 million in cash from existing shareholders and officers of Seanergy (the “Founders”) via the acquisition of 2,750,000 shares (the “Shares”) of the common stock (the “Common Stock”) of Seanergy and 8,008,334 warrants to purchase shares of Seanergy’s Common Stock (the “Warrants” and collectively with the Shares, the “Securities”). The Common Stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the Shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination such as that discussed in Note 20(d) (the “Business Combination”). The Warrants are subject to a Lock-Up Agreement dated September 24, 2007 (the “Lock-Up”) also entered into by the Founders pursuant to which the Warrants would not be transferred until the consummation of the Business Combination. On June 5, 2008 and June 10, 2008, a further 413,000 shares and 200,000 shares of common stock, respectively, were acquired by companies affiliated with members of the Restis family on the open market, thereby bringing their total interest in Seanergy to 11.76% (see Note 20(i)). However the voting rights associated with the Securities are governed by a voting agreement. Also on May 20, 2008 Seanergy, a Marshall Islands Corporation and its subsidiary Seanergy Merger Corp., a Marshall Islands Corporation (“Buyer”) entered into a Master Agreement pursuant to which the Buyer has agreed to purchase for an aggregate purchase price of: (i) $367,030 in cash; (ii) $28,250 in the form of a promissory note convertible to 2,260,000 shares of Buyer’s common stock at $12.50 per share; and (iii) up to 4,308,075 shares of Buyer’s common stock if Buyer achieves certain earnings before interest, tax and depreciation thresholds, six dry bulk vessels from companies associated with members of the Restis family, which include four second hand vessels and two new buildings, one of which was delivered on May 20, 2008 (see Note 20(c)). In connection with the foregoing, six Memoranda of Agreement were entered into with the vessel-owning companies indicated below.

The combined financial statements include the assets, liabilities and results of operations of the vessel-owning companies which include the second-hand dry bulk carriers and the two newbuildings (formerly Hull KA 215 and Hull KA 216) (together “the Group”). The vessel-owning companies which include the two newbuildings reflect no trading activities for all periods presented.

The combined financial statements include the following vessel-owning companies:

	Country of		Vessel Name or Hull
Vessel-Owning Company	Incorporation	Date of Incorporation	Number

Goldie Navigation Ltd.	Marshall Islands	November 23, 2004	African Zebra
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max
Shoreline Universal Ltd.	British Virgin Islands	November 25, 2004	Hamburg Max
Valdis Marine Corp.	Marshall Islands	November 3, 2004	African Oryx
Kalistos Maritime S.A.	Marshall Islands	February 16, 2004	KA 215
Kalithea Maritime S.A.	Marshall Islands	February 16, 2004	KA 216

The vessel-owning companies with the second hand dry bulk vessels above are subsidiaries of Lincoln Finance Corp. (Lincoln), which in turn is a wholly owned subsidiary of Nouvelle Enterprises (Nouvelle). The vessel-owning companies with the new buildings (Hull numbers KA 215 and KA 216) are indirect wholly owned subsidiaries of First Financial Corporation (First). First is the controlling shareholder of the six vessel-owning companies. Lincoln, Nouvelle and First are incorporated under the laws of the Republic of the

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Marshall Islands with registered offices at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands and are owned by members of the Restis family.

The technical management of the Group is performed by Enterprises Shipping & Trading Company (EST), a corporation situated in Liberia, beneficially owned by certain members of the Restis family. EST provides the Company and other related vessel-owning companies with a wide range of shipping services that include technical support and maintenance, insurance advice, financial and accounting services for a fixed fee (refer to Note 19).

As of December 31, 2007 and 2006, the Group does not employ any executive officers or personnel other than crew aboard the vessels. The Directors of the six vessel-owning companies do not receive remuneration for the services they provide.

(b)	Basis of presentation

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These combined financial statements reflect all of the assets, liabilities, revenues and expenses and cash flows of the Group for all periods presented. These combined financial statements exclude the assets, liabilities, revenues, expenses and cash flows that do not belong to the Group. The combined financial statements may not necessarily be indicative of the Group’s financial position, results of operations or cash flows had the Group operated as a separate entity during the periods presented or for future periods.

The companies of the Group are included in the consolidated financial statements of Lincoln and First, however these companies are independent legal entities with separate accounting records. The companies of this Group have applied the same accounting policies as when they were included in the consolidated financial statements of Lincoln and First, respectively. Therefore, in these combined financial statements, all expenses, revenues, assets and liabilities refer specifically to the Group had it operated on a standalone basis and no allocation methodology for expenses or assets and liabilities was required, except for the long-term debt (refer to Note 12). Management believes the assumptions underlying the combined financial statements are reasonable. For the purposes of the transaction the balance sheet, statement of income, statement of changes in equity and statement of cash flows have been presented on a combined basis for a three-year period.

(c)	Statement of compliance

The combined financial statements were approved by the Directors of the Group on June 12, 2008.

(d)	Basis of measurement and functional presentation currency

These combined financial statements are prepared on the historical cost basis, except for the vessels which are measured at fair value. The combined financial statements are presented in US dollars ($), which is the functional currency of the vessel-owning companies in the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

(e)	Use of estimates and judgments

The preparation of these combined financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the combined financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and on trade accounts receivable.

2.	Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying combined unaudited financial statements is presented below:

(a)	Principles of combination

The combined financial statements include the combined assets, liabilities and results of operations for the six vessel-owning companies (see Note 1).

Intercompany balances, transactions and unrealized gains and losses on transactions between the companies included in these combined financial statements have been eliminated in full.

All intercompany balances with entities outside the Group but which were originally included in the consolidated financial statements of Lincoln and First have not been eliminated and are presented as balances and transactions with related parties.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the combined statement of income.

(c)	Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the combined statement of income as incurred.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel’s carrying amount as a result of the revaluation is recorded in recognized income and expense and accumulated in equity under the caption revaluation surplus. The increase is recorded in the combined statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel’s carrying amount is recorded in the combined statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation surplus in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation surplus. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the combined statement of income on a straight line basis over the individual vessel’s remaining estimated useful life, after considering the estimated residual value. Each vessel’s residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the combined statement of income.

(d)	Dry-docking costs

From time to time the Group’s vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the combined statement of income.

At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)	Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in notes (f) to (j) below.

The Group does not have any derivative financial instruments.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(f)	Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)	Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group’s vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim’s amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group’s combined financial position or results of operation in 2007, 2006 and 2005.

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)	Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)	Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing. After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the combined statement of income.

(k)	Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle.

(l)	Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the combined statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the combined statement of income.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(m)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the combined statement of income.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)	Dividends

There are no legal requirements to hold a shareholders’ meeting, nor is there a requirement in the vessel-owning companies’ Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)	Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)	Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(q)	Revenue

The Group generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time-charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized and it is earned, ratably over the duration of the year of time-charter.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)	Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time-charter arrangements. Vessel voyage and other operating expenses are expensed as incurred.

(s)	Finance income and expenses

Finance income comprises of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense comprises of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the combined statement of income using the effective interest method.

(t)	Income tax

Under the laws of the countries of the vessel-owning companies’ incorporation and/or vessels’ registration, the vessel-owning companies are not subject to tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2007, 2006 and 2005. Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2007, 2006 and 2005.

(u)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by a) the length of ship employment for its customers or b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charter is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results per revenue and not by customer, the geographical location of the customer is not relevant for segment information.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(v)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2007, and have not been applied in preparing these financial statements:

(i) IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the financial statements of 2009, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Group is evaluating the impact of this standard on the combined financial statements.

(ii) Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Currently, the Group capitalizes interest on the construction of the vessels and therefore the revised IAS 23 which will become mandatory for the Group’s 2009 financial statements is not expected to have a significant effect on the Group’s financial statements.

(iii) IFRIC 11 IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. This standard is not expected to have any significant impact on the combined financial statements as it is not relevant to the Group’s operations.

(iv) IFRIC 12 Service Concession Arrangements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the Group’s 2008 financial statements, is not expected to have any effect on the combined financial statements as it is not relevant to the Group’s operations.

(v) IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have any impact on the combined financial statements.

(vi) IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Group’s 2008 financial statements, with retrospective application required. IFRIC 14 is not expected to have any effect on the combined financial statements.

(vii) Revision to IAS 1, Presentation of Financial Statements:  The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ‘non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Management is currently assessing the impact of this revision on the Group’s financial statements.

(viii) Revision to IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements:  This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted. However, this standard will be applied only at the beginning of an annual reporting period that begins on or after June 30, 2007. If an entity applies this standard before July 1, 2009, it will be required to disclose that fact and apply IAS 27 (as amended in 2008) at the same time. The main changes to the existing standards include: (i) minority interests (now called noncontrolling interests) are measured either as their proportionate interest in the net identifiable assets (the existing IFRS 3 requirement) or at fair value; (ii) for step acquisitions, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired (therefore there is no longer the requirement to measure assets and liabilities at fair value at each step to calculate a portion of goodwill); (iii) acquisition-related costs are generally recognized as expenses (rather than included in goodwill); (iv) contingent consideration must be recognized and measured at fair value at acquisition date with any subsequent changes in fair value recognized usually in the profit or loss (rather than by adjusting goodwill) and (v) transactions with noncontrolling interests which do not result in loss of control are accounted for as equity transactions. Management is currently assessing the impact that these revisions will have on the Group.

(ix) Revision to IFRS 2 Share-based Payment:  The revision is effective for annual periods on or after January 1, 2009 and provides clarification for the definition of vesting conditions and the accounting treatment of cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or other parties, should receive the same accounting treatment. The Group does not expect this standard to affect its combined financial statements as currently there are no share-based payment plans.

3.	Direct voyage expenses

	2007	2006	2005

Classification fees and surveys	8	6	33
Bunkers expenses	40	25	40
Port expenses	9	15	24
Tugs	2	3	27
Commission and fees	13	8	14
Insurance and other voyage expenses	10	7	1

	82	64	139

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

4.	Crew costs

	2007	2006	2005

Basic and supplementary wages	1,162	1,183	920
Overtime	633	635	500
Vacation	342	338	200
Bonus	448	88	48
Other crew expenses	218	533	308

	2,803	2,777	1,976

Crew costs represents the amounts due to the crew on board the vessels under short-term contracts, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

5.	Other operating expenses

	2007	2006	2005

Chemicals and lubricants	1,432	1,192	1,151
Repairs and maintenance	1,176	1,055	740
Insurance	566	558	424
Administration expenses for vessels	54	37	54
Reimbursement to time charters	—	—	716

	3,228	2,842	3,085

Reimbursements to time charters represent a fee for cancellation of contracts.

6.	Financial income and expense

	2007	2006	2005

Financial income:
Interest income	143	132	13
Foreign exchange gain	—	—	11

	143	132	24

Financial expense:
Interest expense	2,914	3,272	2,371
Amortization of finance costs	59	22	21
Foreign exchange loss	7	17	—

	2,980	3,311	2,392

Net finance cost	2,837	3,179	2,368

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

7.	Vessels Cost

		Advances to
		Shipyards
		for Vessels
		Under
	Vessels	Construction	Dry-Docking	Total

Cost
Balance at January 1, 2006	76,970	—	18	76,988
Additions	116	4,922	1,568	6,606
Revaluation	25,119	—	—	25,119
Reversal of impairment loss	19,311	—	—	19,311

Balance at December 31, 2006	121,516	4,922	1,586	128,024
Additions	24	12,661	989	13,674
Revaluation	129,265	—	—	129,265

Balance at December 31, 2007	250,805	17,583	2,575	270,963

Accumulated depreciation
Balance at January 1, 2006	(6,970)	—	—	(6,970)
Depreciation	(6,083)	—	(484)	(6,567)
Balance December 31, 2006	(13,053)	—	(484)	(13,537)
Depreciation	(11,795)	—	(830)	(12,625)

Balance December 31, 2007	(24,848)	—	(1,314)	(26,162)

Net book value January 1, 2006	70,000	—	18	70,018

Net book value December 31, 2006	108,463	4,922	1,102	114,487

Net book value December 31, 2007	225,957	17,583	1,261	244,801

During the year ended December 31, 2005, four vessel-owning companies took delivery of their vessels (African Zebra, Bremen Max, Hamburg Max and African Oryx). The total acquisition price amounted to $96,282, of which $9,576 was paid as an advance in 2004.

The estimated remaining useful lives of the Group’s vessels is between 3 to 16 years as of December 31, 2007.

Vessels are measured at fair value at year end. At December 31, 2005 the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and as a result the Group recognized an impairment loss of $19,311 which is recorded as a separate line item in the combined statement of income since there was no revaluation surplus recorded in the combined statement of changes in equity (see note 2(c)). At December 31, 2006, due to the changing market conditions, the fair value exceeded the carrying value by $44,430 and accordingly an amount of $19,311 was recorded as a separate line item in the combined statement of income since it reversed a revaluation decrease recorded in the previous year. The remaining surplus of $25,119 is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity. At December 31, 2007 due to the prevailing positive market conditions, the fair value of the individual vessels exceeded the carrying amount and a revaluation surplus of $129,265 arose and is recorded as recognized income and expense under the caption revaluation reserve in the combined statement of changes in equity.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Kalistos Maritime S.A. and Kalithea Maritime S.A. have entered into shipbuilding contracts with a shipyard for the construction of two newbuildings with the expected delivery dates in 2008 (refer to Note 20(c)) and 2009, respectively. As of December 31, 2007 Kalistos Maritime S.A. and Kalithea Maritime S.A. were committed to the construction of these two vessels at a total contract cost of $47,640. Payments against the contract cost through December 31, 2007 and 2006 totaled $12,000 and $4,800, respectively, and are included under the caption advances to shipyards for vessels under construction. Capitalized interest included under the caption advances to shipyards for vessels under construction as of December 31, 2007 and 2006 amounted to $249 and nil, respectively.

8.	Inventories

	2007	2006

Lubricants	223	209
Other	—	3

	223	212

9.	Trade accounts receivable and other assets

	2007	2006

Charterers	1,237	717
Insurance claims	22	26
Prepayments for insurance premiums	238	209
Agents	48	33
Other	43	18

	1,588	1,003
Impairment loss (Note 15(b))	(660)	(660)

	928	343

10.	Cash and cash equivalents

	2007	2006

On demand	21	506
Term deposits	—	940

	21	1,446

11.	Capital contributions

The amounts shown in the combined balance sheet as capital contributions represent payments made by the shareholders at various dates to finance vessel acquisition in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

The authorized share capitals of the companies that comprise the Group are analyzed as follows:

	Number of	Par Value per
Vessel-Owning Companies	Shares	Share

Goldie Navigation Ltd.	500	—
Pavey Services Ltd.	50,000	$1
Shoreline Universal Ltd.	50,000	$1
Valdis Marine Corp.	500	—
Kalistos Maritime S.A.	500	—
Kalithea Maritime S.A.	500	—

12.	Long-term debt

Long-term debt is analyzed as follows:

Borrower	2007	2006

Goldie Navigation Ltd.	5,858	7,279
Valdis Marine Corp.	8,576	10,684
Pavey Services Ltd.	12,134	15,124
Shoreline Universal Ltd.	13,390	16,687
Kalistos Maritime S.A.	5,026	—
Kalithea Maritime S.A.	3,346	—

Total	48,330	49,774
Less: Current portion	9,750	8,420

Long-term portion	38,580	41,354

The long-term debt, denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessels.

The long-term debt initially allocated to each vessel-owning company represents approximately 67.5% of the vessel acquisition cost. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment of $45,500 in March 2015. The balloon installment outstanding as of December 31, 2007 amounted to $26,153. The terms and conditions of the long-term debt for each vessel-owning company are the same as the syndicated loan (see Note 20(h)).

The long-term debt is secured by a mortgage on the vessels, a corporate guarantee of Lincoln and Nouvelle, and assignments on earnings, insurance and requisition compensation of the mortgaged vessel.

As of December 31, 2007 and 2006 the long-term debt of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the allocated amount of the remaining balance of the syndicated loan after taking into account vessel sales.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

Details of the long-term debt, for each of the vessel-owning companies is as follows:

Goldie Navigation Ltd.:  The allocated initial amount for Goldie Navigation Ltd. was $9,460 to partly finance the acquisition of vessel African Zebra. At December 31, 2006, the outstanding balance was $7,306 ($7,279 net of deferred direct cost) payable in three equal quarterly principal installments of $422 and in thirty equal quarterly principal installments of $174 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $824 due in 2015. At December 31, 2007, the outstanding balance was $5,881 ($5,858 net of principal repayment of $1,425 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $174 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015.

Valdis Marine Corp.:  The allocated initial amount for Valdis Marine Corp. was $13,852 to partly finance the acquisition of vessel African Oryx. At December 31, 2006, the outstanding balance was $10,724 ($10,684 net of deferred direct cost) payable in three equal quarterly principal installments of $619 and in thirty equal quarterly principal installments of $253 plus interest at floating rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,262 due in 2015. At December 31, 2007, the outstanding balance was $8,612 ($8,576 net of principal repayment of $2,114 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $254 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015.

Pavey Services Ltd.:  The allocated initial amount for Pavey Services Ltd. was $19,595 to partly finance the acquisition of vessel Bremen Max. At December 31, 2006, the outstanding balance of $15,179 ($15,124 net of deferred direct cost) was payable in three equal quarterly principal installments of $880 and in thirty equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,779 due in 2015. At December 31, 2007, the outstanding balance was $12,182 ($12,134 net of principal repayments of $3,000 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015.

Shoreline Universal Ltd.:  The allocated initial amount for Shoreline Universal Ltd. was $21,622 to finance the acquisition of the vessel Hamburg Max. At December 31, 2006, the outstanding balance of $16,747 ($16,687 net of deferred direct cost) was payable in three equal quarterly principal installments of $973 and in thirty equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,943 due in 2015. At December 31, 2007, the outstanding balance was $13,443 ($13,390 net of principal repayments of $3,305 in 2007 and direct cost) payable in twenty-nine equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015.

The original loan agreements for all of the vessels include covenants deriving from the syndicated loan that require the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks. The corporate guarantors are required to have minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis of no less than $30,000, leverage ratio (defined as Debt to Total assets) not higher than 0.7:0.1 and net worth (total assets less the amount of the consolidated debt) not less than $250,000. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. The individual vessel-owning companies and the corporate guarantors are in compliance with the debt covenants as of December 31, 2007.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

On June 23, 2006 Kalistos Maritime S.A., Kalithea Maritime S.A. and a third affiliated vessel-owning company entered into a loan facility of up to $20,160 and a guarantee facility of up to $28,800 each to be used to partly finance and guarantee the payment to the shipyards for the newbuilding.

Kalistos Maritime S.A.:  Kalistos Maritime S.A. loan facility is for up to $6,720, plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 215. Gross drawdowns against this facility in 2007 and 2006 amounted to $5,040 and nil, respectively ($5,026 in total, net of deferred direct costs). The loan is repayable in full at the earlier of December 18, 2008 and the date the newbuilding is delivered by the shipyard. The loan was repaid in March 2008 (see Note 20(c)).

Kalithea Maritime S.A.:  Kalithea Maritime S.A. loan facility is for up to $6,720 plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of the Hull KA 216. Gross drawdowns against this facility in 2007 and 2006 amounted to $3,360 and nil, respectively ($3,346 in total, net of deferred direct costs). The loan is repayable in full at the earlier of May 18, 2009 and the date the newbuilding is delivered by the shipyard.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007, 2006 and 2005 was approximately 6.1%, 6.12% and 4.16%, respectively. Interest expense for the years ended December 31, 2007, 2006 and 2005 amounted to $2,914, $3,272 and $2,371, respectively, and is included in finance expense in the accompanying combined statements of income.

The principal repayments are as follows:

					More
	Year of	1 Year	1 to 2	2 to 5	Than
	Maturity	or Less	Years	Years	5 Years	Total

31 December 2006	2015	8,420	4,724	14,171	22,459	49,774
31 December 2007	2015	9,750	4,724	14,171	19,685	48,330

13.	Trade accounts payable

	2007	2006

Suppliers	883	350
Insurance agents	167	125
Agents	16	—
Other	114	129

	1,180	604

14.	Accrued expenses

	2007	2006

Masters’ accounts	225	179
Expenses for vessels	784	120
Charterers’ accounts	51	35
Other	38	18

	1,098	352

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

15.	Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

1 Credit risk;

2 Liquidity risk;

3 Market risk defined as interest rate risk and currency risk.

This note represents information about the Group’s exposure to cash of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital.

The Group does not enter into transactions involving derivative financial instruments (or otherwise engage in other hedging activities) to reduce exposure to fluctuations in interest and foreign exchange rates and these are subject to the risk of market rates changing subsequent to acquisition.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the combined balance sheets.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are chartered under time-charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days prior to the service, thereby supporting the management of trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2007 and 2006 two charterers and one charterer, respectively, individually accounted for more than 10% of the Group’s trade accounts receivable as follows:

Charterer	2007	2006

B	50%	100%
E	43%	—

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

For the years ended December 31, 2007, 2006 and 2005, three, three and two charterers, respectively, individually accounted for more than 10% of the Group’s revenue as follows:

Charterer	2007	2006	2005

A — related party (Note 19)	—	38%	37%
B	33%	37%	43%
C	25%	—	—
D	—	17%	—
E	28%	—	—

The aging of trade and other accounts receivable is as follows:

	2007	2006

Up to 30 days	928	243
Past due 31 — 120 days	—	100
Over 120 days	660	660

	1,588	1,003

The impairment loss of $660 relates to a disagreement with a specific charterer for a specific trip.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, Lincoln, Nouvelle and First are the guarantors of the loans and these entities pay the financial obligations on behalf of the vessel-owning companies. In addition, during the normal course of business, Lincoln, Nouvelle and First support the Group for working capital needs.

The Group aims to mitigate liquidity risk by managing cash generation from its operations, applying cash collection targets throughout the Group. The vessels are chartered under time-charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than 3 months.

The contractual terms of the Group’s interest bearing loans including estimated interest payments are depicted in Note 12.

(c)	Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group’s long-term debt as the long-term debt is at variable rates.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

The profile of interest-bearing financial assets and financial liabilities as of December 31, 2007 and 2006, is as follows. In addition, the associated cash flows are disclosed in Notes 10 and 12.

		Effective
	Note	Interest Rate	Total	1 Year or Less

2006
Term deposits	10	5.13%	(940)	(940)
Bank loan	12	6.12%	49,774	8,420
2007
Bank loan	12	6.1%	48,330	9,750

(d)	Sensitivity analysis

In managing the interest rate risk the Group aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer term, however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2007 it is estimated that an increase of one percentage point in interest rates would decrease the Group’s net profit by approximately $483 (2006: $488).

(e)	Currency risk

The Group’s exposure to foreign currency risk is minimum. Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

US
Dollars

2007
Euro	149
GBP, JPY, ZAR	88
2006
Euro	104
GBP, JPY, ZAR	89

(f)	Fair values

All amounts are shown at their fair value as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group’s long-term debt approximates fair value because the debt bears interest at floating rates.

16.	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital. There are no stock plans or options.

Each entity of the Group seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group’s policy with vessel acquisitions is that not more than 70% of the acquisition cost of vessels will be funded through borrowings. For all the acquisitions made, the bank financing was not more than 70% of the total acquisition cost.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

17.	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying combined financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

18.	Commitments

As of December 31, 2007 and 2006 Kalistos Maritime S.A. and Kalithea Maritime S.A. are committed to the purchase of Hulls KA 215 and KA 216 for a total cost of $47,640.

19.	Related parties

The related party balances are:

	2007	2006

Due from related parties — non current
Due from EST	—	480

Due from related parties — current
Due from EST	480	—
Due from Lincoln	4,909	3,551
Charter revenue receivable from Swiss Marine Services S.A.	444	290

	5,833	3,841

Due to related parties — current
Due to EST	386	299
Due to First	334	54

	720	353

The related party transactions included in the combined statements of income are:

	2007	2006	2005

Voyage revenue (Swiss Marine Services S.A.)	3,420	10,740	10,140
Management fees (EST)	(782)	(752)	(644)

The related parties identified are:

(a)	Directors

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(b)	EST

Each vessel-operating company of the Group has a management agreement with EST, to provide management services in exchange for a fixed fee per day for each vessel in operation and a fixed monthly fee per hull under construction. These agreements are entered into with an initial three-year term until terminated by either party upon written notice, in which case the agreements terminate within two months after the date notice was given. In the event that the agreement with EST is terminated, the fee payable to EST shall continue to be payable for three months from the termination date. In addition, EST provides crew for the vessel and receives a reimbursement for crew support costs for three months. Finally, if the agreement is terminated EST will receive crew severance costs of up to $50 per vessel. Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure generated from the vessels’ operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager.

(c)	Lincoln and First

Lincoln and First are the parent companies of the vessel and hull-owning companies, respectively (see Note 1(a)). The amounts due to and due from them represent expenses paid and funds collected on the Group’s behalf.

(d)	Swiss Marine Services S.A. (SwissMarine)

Based on charter party agreements, certain of the Group’s vessels are chartered to SwissMarine, an affiliated company, beneficially owned by certain members of the Restis family.

20.	Subsequent events

(a) Drawdowns on loan facility:  On January 28, 2008, Kalithea Maritime S.A. and Kalistos Maritime S.A. each drew down $1,680 representing the third installment of their loan facilities, in order to finance 70% of their third and fourth delivery payment installments, respectively for Hulls KA 216 and KA 215, respectively ($2,400 each).

(b) Loan facility:  On March 11, 2008, Kalithea Maritime S.A., Kalistos Maritime S.A. and another vessel-owning company not included in the Group signed a commitment letter for a preferred ship variable rate mortgage bank loan for up to $50,022 to finance a maximum of 70% of the acquisition of three vessels under construction at the shipyards.

The loan will bear interest at LIBOR plus a spread and will be repayable in equal consecutive quarterly installments of $230 commencing three months after the delivery date of the vessels with any unpaid balance on the final maturity date (May 2018) becoming due at that time as a balloon payment.

The covenants require, among others, the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and to maintain a ratio of the fair market value of the vessels over the debt at a minimum of 125%. The Guarantor will require minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis not less than $10,000, leverage ratio (defined as total consolidated liabilities over total consolidated assets adjusted to reflect the market value of the vessels not to exceed 70%), not to have further indebtedness or issuing guarantees. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. First will be the guarantor of the loan.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Combined Financial Statements — (Continued)
December 31, 2007 and 2006

(c) Delivery of Hull KA 215:  On May 20, 2008, Hull KA 215 (vessel Davakis G.) was delivered from the shipyard and the last installment of $11,820 was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for the preferred ship variable rate mortgage was concluded (see (b) above). The total drawdown against this mortgage was $16,674 which was used to repay the existing loan facility of $6,720 and the remaining drawdown was used to finance the vessel.

(d) Master Agreement:  On May 20, 2008, Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd., Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A. concluded the Master Agreement with Seanergy Merger Corp., Marshall Islands Corporations, to sell six dry bulk vessels which include four second-hand vessels and two newbuildings for an aggregate purchase price of $367,030 in cash, $28,250 in the form of a note convertible into 2,260,000 shares of Seanergy Marine Corp. common stock at a price of $12.50 per share and up to 4,308,075 shares of Seanergy Marine Corp. common stock if Seanergy Marine Corp. achieves a certain level of earnings before interest, taxes depreciation and amortization. Seanergy Maritime Corp. is expected, within thirty days of the closing, to file a registration statement. The Master Agreement specifies that EST will manage the fleet and a brokerage agreement with Safbulk Pty Ltd. (Safbulk) for the chartering of the fleet will also be entered into. In addition, time charters for all vessels will be entered into with South African Marine Corporation S.A. which will include a 3.75% address commission in favor of South African Marine Corporation S.A. Both these entities are affiliated and beneficially owned by certain members of the Restis family.

(e) Brokerage agreement:  On May 20, 2008, a brokerage agreement between a subsidiary of Seanergy Merger Corp. and Safbulk, was concluded for the provision of chartering services for an initial period of two years from the date of signing. Safbulk will receive a commission of 1.25% on the collected vessel revenue.

(f) Management agreement:  On May 20, 2008, a management agreement between a subsidiary of Seanergy Merger Corp. and EST was concluded for the provision of technical management services relating to the vessels for an initial period of two years from the date of signing. EST will be entitled to a fee of Euro 416 (four hundred and sixteen Euros) per vessel per day until December 31, 2008 thereafter adjusted on an annual basis as defined.

(g) Charter agreement:  On May 26, 2008, time charter agreements for 11 to 13-month periods at a time charter daily rate of between $30 and $65, were concluded for vessels African Oryx, African Zebra, Davakis G., Bremen Max, Hamburg Max and Hull KA 216 (Delos Ranger) with South African Marine Corporation S.A. which would become effective upon the consummation of the business combination.

(h) Payment of long term debt:  The outstanding total balloon installment as of December 31, 2007 of $26,153 (see Note 12) has been reduced to $23,702 as a result of the repayment of the syndicated loan arising from the sale of three vessels in 2008 included in three affiliated vessel-owning companies and therefore there will also be a reallocation (reduction) of approximately $1,264 to the long-term portion of the Group’s debt in 2008.

(i) Acquisition of common stock:  On July 15, 2008, a company affiliated with members of the Restis family purchased 2,896,171 shares of common stock from three shareholders of Seanergy for an aggregate purchase price of $28,610. On July 23 and 24, 2008, the same affiliated company purchased a total of 3,785,590 shares of common stock from two shareholders of Seanergy for an aggregate purchase price of $37,753. On July 23, 2008, another company affiliated with members of the Restis family purchased 70,000 shares of common stock of Seanergy in the open market for an aggregate purchase price of $691, bringing their total interest in Seanergy to 35.37%.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Balance Sheets
as of June 30, 2008 and December 31, 2007

		June 30,	December 31,
	Note	2008	2007
	(In thousands of US dollars)

ASSETS
Vessels, net	10	250,022	244,801

Total non-current assets		250,022	244,801

Inventories		458	223
Trade accounts receivable and other assets	11	1,605	928
Due from related parties	19	13,022	5,833
Cash and cash equivalents	12	4,161	21

Total current assets		19,246	7,005

Total assets		269,268	251,806

EQUITY
Capital contributions	13	48,769	40,865
Revaluation reserve		154,384	154,384
(Accumulated deficit) retained earnings		(2,613)	4,408

Total equity		200,540	199,657

LIABILITIES
Long-term debt, net	14	48,520	38,580

Total non-current liabilities		48,520	38,580

Current portion of long-term debt, net	14	12,364	9,750
Trade accounts payable	15	3,234	1,180
Accrued expenses		862	1,098
Deferred revenue	16	2,339	781
Due to related parties	19	1,395	720
Accrued interest expense		14	40

Total current liabilities		20,208	13,569

Total equity and liabilities		269,268	251,806

The notes on pages F-101 to F-111 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Income
For the six months ended June 30, 2008 and 2007

	Note	2008	2007
	(In thousands of US dollars)

Revenue from vessels		28,227	13,751
Revenue from vessels — related party	19	—	3,430

		28,227	17,181
Direct voyage expenses	6	(759)	(60)

		27,468	17,121
Expenses:
Crew costs	7	(2,143)	(1,343)
Management fees — related party	19	(411)	(387)
Other operating expenses	8	(1,831)	(1,471)
Depreciation	10	(16,314)	(6,260)

Results from operating activities		6,769	7,660
Finance income	9	36	81
Finance expense	9	(1,014)	(1,540)

Net finance cost		(978)	(1,459)

Net profit for the period		5,791	6,201

The notes on pages F-101 to F-111 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Changes in Equity
For the six months ended June 30, 2008 and 2007

			(Accumulated
	Capital	Revaluation	Deficit)/Retained
	Contributions	Reserve	Earnings	Total
	(In thousands of US dollars)

Balance at December 31, 2006	36,960	25,119	6,980	69,059

Net profit for the period	—	—	6,201	6,201

Total recognized income and expense	—	—	6,201	6,201
Capital contributions	1,508	—	—	1,508

Balance at June 30, 2007	38,468	25,119	13,181	76,768

Balance at December 31, 2007	40,865	154,384	4,408	199,657
Net profit for the period	—	—	5,791	5,791

Total recognized income and expense	—	—	5,791	5,791
Capital contributions	7,904	—	—	7,904
Dividends paid	—	—	(12,812)	(12,812)

Balance at June 30, 2008	48,769	154,384	(2,613)	200,540

The notes on pages F-01 to F-111 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Condensed Combined Unaudited Interim Statements of Cash Flows
For the six months ended June 30, 2008 and 2007

	2008	2007
	(In thousands of
	US dollars)

Cash flows from operating activities
Net profit	5,791	6,201
Adjustments for:
Depreciation	16,314	6,260
Interest expense	993	1,519
Interest income	(36)	(81)

	23,062	13,899
Due from related parties	(7,189)	(8,467)
Inventories	(235)	(32)
Trade accounts receivable and other assets	(677)	(280)
Trade accounts payable	2,054	295
Accrued expenses	(236)	(55)
Deferred revenue	1,558	91
Due to related parties	675	178

	19,012	5,629
Interest paid	(1,019)	(1,535)

Net cash from operating activities	17,993	4,094

Cash flows from investing activities
Interest received	36	81
Dry-docking costs	(521)	(5,071)
Additions for vessels	(21,014)	(544)

Net cash used in investing activities	(21,499)	(5,534)

Cash flows from financing activities
Dividends paid	(12,812)	—
Capital contributions	7,904	1,508
Proceeds from long-term debt	21,635	3,360
Repayment of long-term debt	(9,081)	(4,854)

Net cash from financing activities	7,646	14

Net increase/(decrease) in cash and cash equivalents	4,140	(1,426)
Cash and cash equivalents at January 1	21	1,446

Cash and cash equivalents at June 30	4,161	20

The notes on pages F-101 to F-111 are an integral part of these condensed combined unaudited interim financial statements.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements
June 30, 2008 and December 31, 2007
(In Thousands of US dollars)

1	Business and basis of presentation

The combined financial statements include the assets, liabilities and results of operations of the following vessel-owning companies which include the second-hand dry bulk carriers and the two newbuildings (Davakis G. (formerly Hull KA 215) and Delos Ranger (formerly Hull KA 216) (together “the Group”). The vessel-owning company of the vessel Davakis G. reflects trading activities from May 20, 2008 and the vessel-owning company of the vessel Delos Ranger reflects no trading activities for all periods presented:

	Country of	Date of
Vessel-Owning Company	Incorporation	Incorporation	Vessel Name	Date of Delivery

Goldie Navigation Ltd.	Marshall Islands	November 23, 2004	African Zebra	January 3, 2005
Pavey Services Ltd.	British Virgin Islands	October 29, 2004	Bremen Max	January 26, 2005
Shoreline Universal Ltd.	British Virgin Islands	November 25, 2004	Hamburg Max	April 1, 2005
Valdis Marine Corp.	Marshall Islands	November 3, 2004	African Oryx	April 4, 2005
Kalistos Maritime S.A.	Marshall Islands	February 16, 2004	Davakis G.	May 20, 2008
Kalithea Maritime S.A.	Marshall Islands	February 16, 2004	Delos Ranger	August 22, 2008

The vessel-owning companies with the second hand dry bulk vessels above are subsidiaries of Lincoln Finance Corp. (Lincoln), which in turn is a wholly owned subsidiary of Nouvelle Enterprises (Nouvelle). The vessel-owning companies with the newbuildings (Davakis G. and Delos Ranger) are indirect wholly owned subsidiaries of First Financial Corporation (First). First is the controlling shareholder of the six vessel-owning Companies. Lincoln, Nouvelle and First are incorporated under the laws of the Republic of the Marshall Islands with registered offices at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands and are owned by members of the Restis family.

The technical management of the Group is performed by Enterprises Shipping & Trading Company (EST), a corporation situated in Liberia, beneficially owned by certain members of the Restis family. EST provides the Company and other related vessel-owning companies with a wide range of shipping services that include technical support and maintenance, insurance advice, financial and accounting services for a fixed fee (refer to Note 19).

As of June 30, 2008 and December 31, 2007, the Group does not employ any executive officers or personnel other than crew aboard the vessels. The Directors of the six vessel-owning companies do not receive remuneration for the non-executive services they provide.

On May 20, 2008, companies affiliated with members of the Restis family collectively acquired a 9.62% interest in Seanergy Maritime Corp. (“Seanergy”) for $25 million in cash from existing shareholders and officers of Seanergy (the “Founders”) via the acquisition of 2,750,000 shares (the “Shares”) of the common stock (the “Common Stock”) of Seanergy and 8,008,334 warrants to purchase shares of Seanergy’s Common Stock (the “Warrants” and collectively with the Shares, the “Securities”). The Common Stock is subject to an Escrow Agreement dated September 24, 2007 entered into by the Founders pursuant to which the Shares remain in escrow with an escrow agent until the date that is 12 months after the consummation of a business combination. The Warrants are subject to a Lock-Up Agreement dated September 24, 2007 (the “Lock-Up”) also entered into by the Founders pursuant to which the Warrants would not be transferred until the consummation of the Business Combination. On June 5, 2008 and June 10, 2008, a further 413,000 shares and 200,000 shares of common stock, respectively, were acquired by companies affiliated with members of the Restis family on the open market, thereby bringing their total interest in Seanergy to 11.76%. On various dates from July 15, 2008 through August 11, 2008, a further 8,316,781 shares of common stock were acquired by companies affiliated with members of the Restis family either through the open market or directly from

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

shareholders, thereby bringing their total interest in Seanergy to 40.84% (see Note 20(d)). Following the shareholders’ approval on August 26, 2008 (see Note 20(b)), the non-voting shareholders redeemed 6,370,773 Seanergy shares and thereby bringing the total interest of the Restis family in Seanergy to 52.54% (see Note 20(d)). The voting rights associated with the Securities are governed by a voting agreement.

Also on May 20, 2008 Seanergy, a Marshall Islands Corporation and its subsidiary Seanergy Merger Corp., a Marshall Islands Corporation (“Buyer”) entered into a Master Agreement pursuant to which the Buyer agreed to purchase for an aggregate purchase price of: (i) $367,030 in cash; (ii) $28,250 in the form of a promissory note convertible to 2,260,000 shares of Buyer’s common stock at $12.50 per share; and (iii) up to 4,308,075 shares of Buyer’s common stock if Buyer achieves certain earnings before interest, tax and depreciation thresholds, six dry bulk vessels from companies associated with members of the Restis family, which include four second-hand vessels and two newbuildings, which were delivered on May 20, 2008 and August 22, 2008 (see Notes 10 and 20(a)). In connection with the foregoing, Seanergy entered into six Memoranda of Agreement with the vessel-owning companies.

2	Statement of compliance

The condensed combined unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in connection with the combined financial statements of the Group as of and for the year ended December 31, 2007.

These condensed combined unaudited interim financial statements were approved by the Directors of the Group on October 31, 2008.

3	Significant accounting policies

The accounting policies applied by the Group in the accompanying condensed combined unaudited interim financial statements are the same as those applied by the Group in its combined financial statements as of December 31, 2007.

4	Use of estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the combined financial statements are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and on trade accounts receivable.

In preparing these condensed combined unaudited interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the sources of estimation uncertainty were the same as those that applied to the combined financial statements as of and for the year ended December 31, 2007, except for an increase in the estimated residual value of the vessels used in calculating depreciation, resulting in a lower depreciation charge to the condensed combined unaudited income statement for the six months ended June 30, 2008 of $1,053.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

5	Financial risk management and capital management

The Group’s financial risk management and capital management objectives and policies are consistent with those disclosed in the combined financial statements as of and for the year ended December 31, 2007.

6	Direct voyage expenses

	2008	2007

Classification fees and surveys	1	4
Bunkers expenses	608	38
Port expenses	11	5
Tugs	—	2
Commission and fees	5	4
Insurance and other voyage expenses	—	7
Accrued voyage expenses	134	—

	759	60

7	Crew costs

	2008	2007

Basic and supplementary wages	654	579
Overtime	447	319
Vacation	218	164
Bonus	517	151
Other crew expenses	307	130

	2,143	1,343

Crew costs represent the amounts due to the crew on board the vessels under short-term contracts, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

8	Other operating expenses

	2008	2007

Chemicals and lubricants	837	689
Repairs and maintenance	508	458
Insurance	334	272
Other operating expenses	152	52

	1,831	1,471

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

9	Financial income and expense

	2008	2007

Financial income:
Interest income	36	81

Financial expense:
Interest expense	993	1,519
Amortization of finance costs	13	11
Foreign exchange loss, net	8	10

	1,014	1,540

Net finance cost	978	1,459

10	Vessels Cost

		Advances to
		Shipyards for
		Vessels Under
	Vessels	Construction	Dry-Docking	Total

Cost
Balance at January 1, 2007	121,516	4,922	1,586	128,024
Additions	24	12,661	989	13,674
Revaluation	129,265	—	—	129,265

Balance at December 31, 2007	250,805	17,583	2,575	270,963
Additions	675	20,339	521	21,535
Transfers	25,127	(25,127)	—	—

Balance at June 30, 2008	276,607	12,795	3,096	292,498

Accumulated depreciation
Balance at January 1, 2007	(13,053)	—	(484)	(13,537)
Depreciation	(11,795)	—	(830)	(12,625)

Balance December 31, 2007	(24,848)	—	(1,314)	(26,162)
Depreciation	(15,709)	—	(605)	(16,314)

Balance June 30, 2008	(40,557)	—	(1,919)	(42,476)

Net book value January 1, 2007	108,463	4,922	1,102	114,487

Net book value December 31, 2007	225,957	17,583	1,261	244,801

Net book value June 30, 2008	236,050	12,795	1,177	250,022

Kalistos Maritime S.A. and Kalithea Maritime S.A. had entered into shipbuilding contracts with a shipyard for the construction of two newbuildings with the expected delivery dates in 2008. On May 20, 2008, one newbuilding, vessel Davakis G., was delivered from the shipyard and the last installment of $11,820 was paid.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

As of June 30, 2008 Kalithea Maritime S.A. was committed to the construction of its vessel, Delos Ranger, at a total contract cost of $23,820. Payments against the contract cost through June 30, 2008 totaled $12,000 and are included under the caption advances to shipyards for vessels under construction. The vessel Delos Ranger was delivered from the shipyard on August 22, 2008 (refer to Note 20(a)).

Capitalized interest included under the caption advances to shipyards for vessels under construction as of June 30, 2008 and December 31, 2007 amounted to $795 and $249 respectively.

On various dates in August 2008 and September 2008, the vessels were sold (refer to Note 20(b)).

11	Trade accounts receivable and other assets

	June 30,	December 31,
	2008	2007

Charterers	1,324	1,237
Insurance claims	14	22
Prepayments for insurance premiums	675	238
Agents	252	48
Other	—	43

	2,265	1,588
Impairment loss	(660)	(660)

	1,605	928

12	Cash and cash equivalents

	June 30,	December 31,
	2008	2007

On demand	61	21
Term deposits	4,100	—

	4,161	21

13	Capital contributions

Capital contributions represents payments made by the shareholders at various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

14	Long-term debt

Long-term debt is analyzed as follows:

	June 30,	December 31,
Borrower	2008	2007

Goldie Navigation Ltd.	5,513	5,858
Valdis Marine Corp.	8,072	8,576
Pavey Services Ltd.	11,421	12,134
Shoreline Universal Ltd.	12,602	13,390
Kalistos Maritime S.A.	16,617	5,026
Kalithea Maritime S.A.	6,659	3,346

Total	60,884	48,330
Less: Current portion	12,364	9,750

Long-term portion	48,520	38,580

The weighted average effective interest rate for all long-term debt for the three months and six months ended 30, June 2008 and 2007 was approximately 4.61% and 6.23%, respectively. Interest expense for the six months ended 30, June 2008 and 2007 amounted to $993 and $1,519, respectively, and is included in finance expense in the accompanying condensed combined unaudited interim statements of income.

The principal repayments are as follows:

	Year of	1 Year or	1 to 2	2 to 5	More Than
	Maturity	Less	Years	Years	5 Years	Total

December 31, 2007	2015	9,750	4,724	14,171	19,685	48,330
June 30, 2008	2015	12,364	5,643	16,931	25,946	60,884

(a)	Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. loan facilities:

The long-term debt, denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessel-owning companies.

The long-term debt initially allocated to each vessel-owning company represents approximately 67.5% of the vessel acquisition cost. The syndicated loan is payable in variable principal installments plus interest at variable rates (LIBOR plus a spread of 0.875%) with an original balloon installment of $45,500 in March 2015. The balloon installment outstanding as of June 30, 2008 and December 31, 2007 amounted to $23,702 and $26,153, respectively.

The long-term debt is secured by a mortgage on the vessels, a corporate guarantee of Lincoln and Nouvelle, and assignments on earnings, insurance and requisition compensation of the mortgaged vessel.

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

The original loan agreements for all of the vessels include covenants deriving from the syndicated loan that require the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks. The corporate guarantors are required to have minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis of no less than $30,000, leverage ratio (defined as Debt to Total assets) not higher than 0.7:0.1 and net worth (total assets less the amount of the consolidated debt) not less than $250,000. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. The individual vessel-owning companies and the corporate guarantors are in compliance with the debt covenants as of June 30, 2008 and December 31, 2007.

Goldie Navigation Ltd.:  The allocated initial amount for Goldie Navigation Ltd. was $9,460 to partly finance the acquisition of vessel African Zebra. At December 31, 2007, the outstanding balance was $5,881 ($5,858 net of principal repayment of $1,425 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $174 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015. At June 30, 2008, the outstanding balance was $5,535 ($5,513 net of principal repayment of $346 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $173 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $861 due in 2015. On September 25, 2008, the vessel African Zebra was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Valdis Marine Corp.:  The allocated initial amount for Valdis Marine Corp. was $13,852 to partly finance the acquisition of vessel African Oryx. At December 31, 2007, the outstanding balance was $8,612 ($8,576 net of principal repayment of $2,114 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $254 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015. At June 30, 2008, the outstanding balance was $8,105 ($8,072 net of principal repayment of $507 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $253 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,261 due in 2015. On August 28, 2008, the vessel African Oryx was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Pavey Services Ltd.:  The allocated initial amount for Pavey Services Ltd. was $19,595 to partly finance the acquisition of vessel Bremen Max. At December 31, 2007, the outstanding balance was $12,182 ($12,134 net of principal repayments of $3,000 in 2007 and deferred direct cost) payable in twenty-nine equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015. At June 30, 2008, the outstanding balance was $11,465 ($11,421 net of principal repayment of $717 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $359 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,783 due in 2015. On September 11, 2008, the vessel Bremen Max was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

Shoreline Universal Ltd.:  The allocated initial amount for Shoreline Universal Ltd. was $21,622 to finance the acquisition of the vessel Hamburg Max. At December 31, 2007, the outstanding balance was $13,443 ($13,390 net of principal repayments of $3,305 in 2007 and direct cost) payable in twenty-nine equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

balloon installment of $1,968 due in 2015. At June 30, 2008, the outstanding balance was $12,651 ($12,602 net of principal repayment of $791 in 2008 and deferred direct cost) payable in twenty-seven equal quarterly principal installments of $396 plus interest at variable rates (LIBOR plus a spread of 0.875%) with a balloon installment of $1,968 due in 2015. On September 25, 2008, the vessel Hamburg Max was sold and the outstanding amount in the syndicated loan was allocated proportionately to the remaining vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold (see Note (20c)).

(b)	Kalistos Maritime S.A. and Kalithea Maritime S.A.. loan facilities:

(i) Original loan facility:  On June 23, 2006 Kalistos Maritime S.A., Kalithea Maritime S.A. and a third affiliated vessel-owning company entered into a loan facility of up to $20,160 and a guarantee facility of up to $28,800 each to be used to partly finance and guarantee the payment to the shipyards for the newbuilding.

(ii) 2nd loan facility:  On March 11, 2008, Kalithea Maritime S.A., Kalistos Maritime S.A. and another vessel-owning company not included in the Group signed a commitment letter for a preferred ship variable rate mortgage bank loan for up to $50,022 to finance a maximum of 70% of the acquisition of three vessels under construction at the shipyards.

The loan bears interest at LIBOR plus a spread and is repayable in equal consecutive quarterly installments of $230 commencing three months after the delivery date of the vessels with any unpaid balance on the final maturity date (May 2018) becoming due at that time as a balloon payment.

The covenants require, among others, the vessel-owning companies to maintain minimum hull values in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and to maintain a ratio of the fair market value of the vessels over the debt at a minimum of 125%. The Guarantor will require minimum levels of available cash and cash equivalents, liquidity funds on a consolidated basis not less than $10,000, leverage ratio (defined as total consolidated liabilities over total consolidated assets adjusted to reflect the market value of the vessels not to exceed 70%), not to have further indebtedness or issuing guarantees. In addition, the covenants do not permit the borrowers to sell the vessels and assets and change the beneficial ownership or management of the vessels, without the prior consent of the banks. First will be the guarantor of the loan. The individual vessel-owning companies and the Guarantor are in compliance with the debt covenants as of June 30, 2008 and December 31, 2007.

Kalistos Maritime S.A.:  Kalistos Maritime S.A. loan facility (from the original loan facility) was for up to $6,720, plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of Davakis G. Gross drawdowns against this facility at December 31, 2007 and June 30, 2008 amounted to $5,040 ($5,026 in total, net of deferred direct costs) and $1,680, respectively. The loan was repayable in full at the earlier of December 18, 2008 or the date the newbuilding was delivered by the shipyard. On May 20, 2008, vessel Davakis G. was delivered from the shipyard and the last building installment of $11,820 was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for a preferred ship variable rate mortgage was concluded (2nd facility). The total drawdown against this mortgage was $16,674 which was used to repay the original loan facility of $6,720 and the remaining drawdown was used to finance the vessel. At June 30, 2008, the outstanding balance was $16,617 net of deferred direct costs. On August 28, 2008, the vessel Davakis G. was sold and the related loan was repaid (refer to Note 20(b)).

Kalithea Maritime S.A.:  Kalithea Maritime S.A. loan facility (from the original loan facility) was for up to $6,720 plus interest at variable rates (LIBOR plus a spread of 0.65%), to finance a portion of the construction cost of Delos Ranger. Gross drawdowns against the original facility at December 31, 2007

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

amounted to $3,360 ($3,346 net of deferred direct costs). Gross cumulative drawdowns against this facility at June 30, 2008 amounted to $6,720 ($6,659 in total, net of deferred direct costs). The loan is repayable in full at the earlier of May 18, 2009 or the date the newbuilding is delivered by the shipyard. The vessel Delos Ranger was delivered on August 22, 2008 (refer to Note 20(a)). On August 28, 2008, the vessel Delos Ranger was sold and the related loan was repaid (refer to Notes 20(a) and 20(b)).

15	Trade accounts payable

	June 30,	December 31,
	2008	2007

Suppliers	2,463	883
Insurance agents	543	167
Other	228	130

	3,234	1,180

16	Deferred revenue

Deferred revenue represents voyages invoiced but not earned up to June 30, 2008.

17	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying condensed combined unaudited interim financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying condensed combined unaudited interim financial statements.

18	Commitments

As of June 30, 2008 Kalithea Maritime S.A. is committed to the purchase of Delos Ranger for a total cost of $23,820 (excluding capitalized interest of $795). Payments outstanding amount to $11,820 (see also Note 20(a)).

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

19	Related parties

The related party balances are:

	June 30,	December 31,
	2008	2007

Due from related parties — current
Due from EST	600	480
Due from Lincoln	11,978	4,909
Charter revenue receivable from Swiss Marine Services S.A.	444	444

	13,022	5,833

Due to related parties — current
Due to EST	1,020	386
Due to First	375	334

	1,395	720

The related party transactions included in the condensed combined unaudited statements of income for the six months ended June 30, 2008 and 2007 are:

	2008	2007

Voyage revenue (Swiss Marine Services S.A.)	—	3,430
Management fees (EST)	411	387

The related parties identified are:

(a)	Directors

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(b)	Lincoln and First

Lincoln and First are the parent companies of the vessel and hull-owning companies, respectively (see Note 1). The amounts due to and due from them represent expenses paid and funds collected on the Group’s behalf.

(c)	EST

Each vessel-owning company of the Group has a management agreement with EST, to provide management services in exchange for a fixed fee per day for each vessel in operation and a fixed monthly fee per hull under construction. These agreements are entered into with an initial three-year term until terminated by either party upon written notice, in which case the agreements terminate within two months after the date notice was given. In the event that the agreement with EST is terminated, the fee payable to EST shall continue to be payable for three months from the termination date. In addition, EST provides crew for the vessel and receives a reimbursement for crew support costs for three months. Finally, if the agreement is terminated EST will receive crew severance costs of up to $50 per vessel. Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $120 each, to cover the working capital requirements arising from the handling of the majority of the expenditure

Goldie Navigation Ltd., Pavey Services Ltd., Shoreline Universal Ltd.,
Valdis Marine Corp., Kalistos Maritime S.A. and Kalithea Maritime S.A.

Notes to Condensed Combined Unaudited Interim Financial Statements — (Continued)
June 30, 2008 and December 31, 2007

generated from the vessels’ operations. This advance is made ten days before the delivery of the vessel for which EST is appointed as the manager.

(d)	Swiss Marine Services S.A. (SwissMarine)

Based on charter party agreements, certain of the Group’s vessels are chartered to SwissMarine, an affiliated company, beneficially owned by certain members of the Restis family.

20	Subsequent events

(a) Delivery of Delos Ranger:  On August 22, 2008, vessel Delos Ranger was delivered from the shipyard and the last installment of $11,820 (excluding capitalized interest of $795) was paid. To finance 70% of the vessel acquisition cost amounting to $23,820, a commitment letter for the preferred ship variable rate mortgage was concluded (see Note 14). The total drawdown against this mortgage on August 22, 2008 of $16,674 was used to repay the existing loan facility of $6,720 and the remaining drawdown was used to finance the vessel. The vessel Delos Ranger was sold on August 28, 2008 and the loan was repaid in full (see Note 20(b)).

(b) Sale of vessels:  On August 26, 2008, Seanergy approved the acquisition of the 6 dry bulk vessels from the Group and on August 28, 2008, September 11, 2008 and September 25, 2008, the Group sold its vessels to subsidiaries of Seanergy (see Note 1) for an aggregate sales price of $395,280 plus a contingent consideration as mentioned in Note 1.

(c) Settlement of long term debt:  The long-term debt (see Note 14), denominated in US Dollars, of Goldie Navigation Ltd., Valdis Marine Corp., Pavey Services Ltd. and Shoreline Universal Ltd. represents the amounts allocated to each vessel-owning company from the syndicated loan of $500,000 concluded on December 24, 2004 for the purchase of 32 vessels by each of 32 vessel-owning companies, with Lincoln and Nouvelle as corporate guarantors (the syndicated loan). The syndicated loan was allocated to each vessel-owning company based upon each vessel’s acquisition cost. The Group adjusts the amount outstanding each time one of the vessels in the syndicated loan is sold without repayment of the associated debt or a portion of the loan is paid and allocates it proportionately to the remaining vessel-owning companies. Therefore, as the vessels owned by these companies have been sold (see 20(b)), the outstanding balances will be allocated to the vessel-owning companies which were part of the original syndicated loan and whose vessels have not been sold.

(d) Acquisition of common stock:  On various dates from July 15, 2008 through August 11, 2008 companies affiliated with members of the Restis family purchased 8,246,781 shares of common stock from shareholders of Seanergy or from the open market for an aggregate purchase price of $82,013. On July 23, 2008, another company affiliated with members of the Restis family purchased 70,000 shares of common stock of Seanergy from the open market for an aggregate purchase price of $691, bringing their total interest in Seanergy to 40.84%. Following the shareholders’ approval on August 26, 2008 (see Note 20(b)), the non-voting shareholders redeemed 6,370,773 Seanergy shares thereby bringing the total interest of the Restis family in Seanergy to 52.54%.

Subsequent to October 13, 2008, companies affiliated with members of the Restis family purchased in open market transactions 4,454,134 shares of common stock for an aggregate purchase price of $23,618. Following these purchases of common stock, the total interest of the Restis family and its affiliates in Seanergy is 72%.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BULK ENERGY TRANSPORT (HOLDINGS) LIMITED:

We have audited the accompanying consolidated balance sheets of BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (together the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2008, and the period from December 18, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 and, the period from December 18, 2006 (inception) to December 31, 2006, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/  KPMG Certified Auditors AE

Athens, Greece
September 11, 2009

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Balance Sheets
December 31, 2008 and 2007

	Note	2008	2007
		In thousands of
		U.S. dollars

ASSETS
Vessels, net	7	276,753	430,053

Total non-current assets		276,753	430,053

Inventories	8	1,217	682
Trade accounts receivables and other assets	9	2,025	11,075
Due from related parties	18	16,094	2,913
Cash and cash equivalents	10	35,110	26,665

Total current assets		54,446	41,335

Total assets		331,199	471,388

EQUITY
Capital contributions	11	100,226	115,553
Revaluation reserve		68,972	208,562
Retained earnings/(accumulated deficit)		1,061	(4,754)

Total equity		170,259	319,361

LIABILITIES
Long-term debt, net	12	134,152	116,208

Total non-current liabilities		134,152	116,208

Fair value of interest rate swap	15	6,935	922
Current portion of long-term debt, net	12	16,573	20,875
Trade accounts payable	13	2,091	2,699
Accrued expenses	14	457	262
Deferred revenue		212	342
Due to related parties	18	59	10,500
Accrued interest expense		461	219

Total current liabilities		26,788	35,819

Total equity and liabilities		331,199	471,388

The notes on page F-117 to F-135 are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statements of Income
For the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006

				Period from
				December 18,
				2006
				(Inception) to
				December 31,
	Note	2008	2007	2006
		In thousands of U.S. dollars

Revenue from vessels		60,859	5,362	—
Revenue from vessels — related party	18	168	—	—

		61,027	5,362
Direct voyage expenses	3	(1,981)	(22)	—

		59,046	5,340	—

Gain on sale of vessels	7	59,068	—	—
Expenses:
Crew costs	4	(5,213)	(865)	—
Management fees — related party	18	(1,941)	(441)	—
Other operating expenses	5	(6,788)	(1,950)	—
Depreciation	7	(41,824)	(4,350)	—
Impairment loss	7	(2,649)	—	—

Results from operating activities		59,699	(2,266)	—
Finance income	6	1,098	852	—
Finance expense	6	(16,094)	(3,340)	—

Net finance cost		(14,996)	(2,488)	—

Net profit/(loss) for the year		44,703	(4,754)	—

The notes on page F-117 to F-135 are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statement of Changes in Equity
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006

			(Accumulated
			Deficit)/
	Capital	Revaluation	Retained
	Contributions	Reserve	Earnings	Total
	In thousands of U.S. dollars

Balance at December 18, 2006 (inception)	—	—	—	—
Net (loss) for the period	—	—	—	—

Total recognized income and expense	—	—	—	—
Balance at December 31, 2006	—	—	—	—
Net (loss) for the year	—	—	(4,754)	(4,754)
Revaluation of vessels	—	208,562	—	208,562

Total recognized income and expense	—	208,562	(4,754)	203,808
Capital contributions	115,553	—	—	115,553

Balance at December 31, 2007	115,553	208,562	(4,754)	319,361

Net profit for the year	—	—	44,703	44,703
Revaluation of vessels	—	(139,590)	—	(139,590)
Total recognized income and expense	—	(139,590)	44,703	(94,887)
Capital withdrawals	(23,512)	—	—	(23,512)
Capital contributions	8,185	—	—	8,185
Dividends paid	—	—	(38,888)	(38,888)

Balance at December 31, 2008	100,226	68,972	1,061	170,259

The notes on page F-117 to F-135 are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006

			Period from
			December 18,
			2006 (Inception)
			to December 31,
	2008	2007	2006
	In thousands of U.S. dollars

Cash flows from operating activities
Net profit/(loss)	44,703	(4,754)	—
Adjustments for:
Gain from sale of vessels	(59,068)	—	—
Depreciation	41,824	4,350	—
Impairment loss on vessels	2,649	—	—
Fair value of interest rate swap	6,013	922	—

	36,121	518	—
Due from related parties	1,819	(2,913)	—
Inventories	(535)	(682)	—
Trade accounts and other receivables	9,050	(575)	—
Trade accounts payables	(609)	2,698	—
Accrued expenses	195	262	—
Deferred revenue	(130)	342	—
Due to related parties	(10,441)	—	—
Accrued interest expense	242	219	—
Dry-docking costs	(3,349)	(2,553)	—

Net cash from/(used in) operating activities	32,363	(2,684)	—

Cash flows from investing activities
Additions for vessels	(94,517)	(223,288)	—
Net proceeds from disposals of vessels	126,172	—	—

Net cash from/(used in) investing activities	31,655	(223,288)	—

Cash flows from financing activities
Dividends paid	(53,888)	—	—
Capital withdrawals	(23,512)	—	—
Capital contributions	8,185	115,553	—
Proceeds from long-term debt	73,500	148,500	—
Payments of long-term debt	(59,858)	(11,416)	—

Net cash (used in)/provided from financing activities	(55,573)	252,637	—

Net increase in cash and cash equivalents	8,445	26,665	—
Cash and cash equivalents at January 1	26,665	—	—

Cash and cash equivalents at December 31	35,110	26,665

The notes on page F-117 to F-135 are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S. dollars, except for shares, unless otherwise stated

1  Business and basis of presentation

(a)	General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the “Company” or “BET”) is registered and is incorporated under the laws of the Republic of the Marshall Islands. The Company was incorporated on December 18, 2006. The Company started operations in 2007. The consolidated financial statements of the Group comprise the Company and its subsidiaries (the “Group”).

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP-Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

The consolidated financial statements include the following vessel-owning companies:

		Date of		Country of
Vessel Owning Company	Vessel Name	Incorporation	Date of Delivery	Incorporation

Quex Shipping Inc.	BET Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	BET Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	BET Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	BET Performer*	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc.	BET Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	BET Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

*	The BET Performer was sold on July 10, 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of six bulk-carrier vessels. The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by. Enterprises Shipping and Trading S.A. (“EST”) which is owned by certain members of the Restis family. Constellation Energy Commodities Group Limited (“Constellation”) provides commercial management. Both EST and Constellation are considered related companies (Note 18). EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

Constellation, a subsidiary of Constellation Bulk Energy Holdings, provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents etc. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, Constellation no longer charges the Group any fee for this service.

(b)	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(c)	Statement of compliance

The consolidated financial statements were approved by the Directors of the Group on April 23, 2009.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(d)	Basis of measurement and functional presentation currency

The consolidated financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value. The consolidated financial statements are presented in US dollars ($), which is the functional currency of the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

(e)	Use of estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

2  Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying consolidated financial statements is presented below:

(a)	Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, transactions and unrealized gains and losses arising between the companies included in these consolidated financial statements have been eliminated in full.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the consolidated statement of income.

(c)	Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the consolidated statement of income as incurred.

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel’s carrying amount as a result of the revaluation are recorded in recognized income and expense and accumulated in equity under the caption revaluation reserve. The increase is recorded in the consolidated statement of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel’s carrying amount are recorded in the consolidated statement of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation reserve in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation reserve. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the consolidated statement of income on a straight line basis over the individual vessel’s remaining estimated useful life, after considering the estimated residual value. Each vessel’s residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the consolidated statement of income.

(d)	Dry-docking costs

From time to time the Group’s vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the consolidated statement of income.

At the date of acquisition of a secondhand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)	Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long-term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in Notes (f) to (j) below.

The Group has certain derivative financial instruments, which are not held for trading, but are not designated in a qualifying hedge relationship, and therefore, all changes in their fair value are recognized immediately in the consolidated statement of income as a component of net finance costs.

(f)	Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)	Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group’s vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim’s amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group’s consolidated statement of income in 2008, 2007 and 2006.

(h)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)	Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)	Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing. After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the consolidated statement of income.

(k)	Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle.

(l)	Impairment of financial costs

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of income.

(m)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see Note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)	Dividends

There are no legal requirements to hold a shareholders’ meeting, nor is there a requirement in the Group’s Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)	Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)	Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus arrangements if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

(q)	Revenue

The Group generates its revenues from voyage and time charterers. Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured. Revenue is recognized as it is earned, on a straight-line basis over the duration of each time charter.

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)	Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter and are paid for by the charterer under time charter arrangements. Vessel voyage and other operating expenses are expensed as incurred.

(s)	Finance income and expenses

Finance income is comprised of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense is comprised of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the consolidated statement of income using the effective interest method.

(t)	Income tax

Under the laws of the countries of the vessel-owning companies’ incorporation and/or vessels’ registration, the vessel-owning companies are not subject to income tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2008, 2007 and 2006. The Group met the specific criteria under the U.S. tax law to qualify for the exemption. Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2008, 2007 and 2006.

(u)	Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by (a) the length of ship employment for its customers or (b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

charterer is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results by revenue per day and not by customer, the geographical location of the customer is not relevant for segment information.

(v)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008, and have not been applied in preparing these consolidated financial statements:

IFRS 8 Operating Segments, which is applicable from January 1, 2009, introduces the “management approach” to segment reporting. The Group does not expect IFRS 8 to have any impact on the consolidated financial statements.

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23, which will become mandatory for the Group’s 2009 financial statements, is not expected to have a significant effect on the Group’s consolidated financial statements.

IFRIC 13 Customer Loyalty Programmes:  IFRIC 13 becomes mandatory for the Group’s 2009 financial statements. This IFRIC is not expected to have any impact on the consolidated financial statements.

Revised IAS 1 Presentation of Financial Statements:  The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from ‘non-owner’ changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Revised IAS 1 is not expected to have a significant impact on the presentation of the Group’s consolidated financial statements for 2009.

Revised IFRS 3 Business Combinations:  This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted. Revised IFRS 3 is not expected to have any impact on the Group’s consolidated financial statements.

Amendment to IFRS 2 Share-based Payment:  The revision is effective for annual periods beginning on or after January 1, 2009. The Group does not expect this standard to have any effect on the consolidated financial statements.

IFRIC 15 Agreements for the Construction of Real Estate:  This interpretation is effective for annual periods beginning on or after January 1, 2009 and will not have any impact on the consolidated financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation:  This interpretation is effective for annual periods beginning on or after October 1, 2008 and will not have any impact on the consolidated financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosure:  These amendments are applicable from July 1, 2008 prospectively. Furthermore, amendments have been made to IFRS 7 to ensure disclosure is made of the above reclassifications, which are also applicable from July 1, 2008 and will not have any impact on the consolidated financial statements.

Eligible Hedged Items Amendment to IAS 39 Financial instruments: Recognition and measurement:  These amendments are applicable retrospectively for annual periods beginning on or after July 1, 2009 and will not have any impact on the consolidated financial statements.

IFRIC 17 Distributions of Non-cash Assets to Owners:  This interpretation is applicable prospectively for annual periods beginning on or after July 1, 2009. Retrospective application is not permitted and this IFRIC will not have any impact on the consolidated financial statements.

IFRIC 18 Transfer of Assets from Customers:  This interpretation should be applied prospectively to transfers of assets from customers received on or after July 1, 2009 and will not have any impact on the consolidated financial statements.

3  Direct voyage expenses

	2008	2007	2006

Bunkers expenses	(1,554)	—	—
Port expenses	(167)	(8)	—
Tugs	(60)	—	—
Agents and fees	(200)	(14)	—

	1,981	(22)	—

4  Crew costs

	2008	2007	2006

Basic and supplementary wages	(2,400)	(427)	—
Overtime	(954)	(154)	—
Vacation	(464)	(86)	—
Bonus	(545)	(55)	—
Travelling expenses	(404)	(79)	—
Victualling	(301)	(48)	—
Other	(145)	(16)	—

	(5,213)	(865)	—

Crew costs represent the amounts due to the crew on board the vessels under short-term contract, i.e. no more than nine months. The number of crewmen as at December 31, 2008 was 115 (2007: 92). The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

5	Other operating expenses

	2008	2007	2006

Lubricants	(1,945)	(550)	—
Stores and chemicals	(645)	(97)	—
Repairs and maintenance	(2,447)	(628)	—
Insurance	(1,283)	(437)	—
Other	(468)	(238)	—

	(6,788)	(1,950)	—

6	Financial income and expense

	2008	2007	2006

Financial Income:
Interest income	1,054	828	—
Other	44	24	—

	1,098	852	—

	2008	2007	2006

Financial expense:
Interest income	(9,524)	(2,406)	—
Fair value of interest rate swaps	(6,013)	(922)	—
Other	(557)	(12)	—

	(16,094)	(3,340)	—

Net finance cost	(14,996)	(2,488)	—

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

7	Vessels

		Advances for
Cost:	Vessels	Vessels	Dry-Docking	Total

Balance at January 1, 2007	—	—	—	—
Additions	212,788	10,500	2,553	225,841
Revaluation	208,562	—	—	208,562

Balance at December 31, 2007	421,350	10,500	2,553	434,403
Additions	94,518	—	3,349	97,867
Revaluation	(142,239)	—	—	(142,239)
Transfers	10,500	(10,500)	—	—
Disposals	(72,691)	—	—	(72,691)

Balance at December 31, 2008	311,438	—	5,902	317,340

Accumulated depreciation:
Balance at January 1, 2007	—	—	—	—
Depreciation	(4,350)	—	—	(4,350)

Balance at December 31, 2007	(4,350)	—	—	(4,350)
Disposals	5,587	—	—	5,587
Depreciation	(39,981)	—	(1,843)	(41,824)

Balance December 31, 2008	(38,744)	—	(1,843)	(40,587)

Net book value January 1, 2007	—	—	—	—

Net book value December 31, 2007	417,000	10,500	2,553	430,053

Net book value December 31, 2008	272,694	—	4,059	276,753

During the year ended December 31, 2008, two vessel-owning companies took delivery of their vessels (BET Intruder and BET Prince). The total acquisition price of the vessels amounted to $94,518, which including the down payment from December 31, 2007 of $10,500 amounted in total to $105,018. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

During the year ended December 31, 2007, four vessel-owning companies took delivery of their vessels (BET Commander, BET Scouter, BET Performer and BET Fighter). The total cost of the vessels amounted to $212,788. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

On May 22, 2008, the Group entered into an agreement to sell to a third party, a vessel-owning company, BET Performer. Total proceeds amounted to $129,500 less $3,328 that was paid as commission for the sale, resulted in a gain of $59,068, which was recognized in the consolidated statement of income. The sale was completed on July 10, 2008.

Vessels are measured at fair value at year end. At December 31, 2007, due to favorable market conditions, the fair value exceeded the carrying value by $208,562 and, accordingly, a revaluation reserve was recorded as a separate item in the consolidated statement of changes in equity. At December 31, 2008, the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and, as a result, the Group recognized an impairment loss of $142,239 out of which $2,649 is recorded as a separate line item in

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

the consolidated statement of income since there was no revaluation reserve recorded in the consolidated statements of changes in equity (see Note 2 (c)).

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Group considers indicators of a potential impairment. As a result of the credit crisis and the lack of demand for dry-bulk freights, there were no reliable estimates for the fair value of the vessels.

To determine the fair value at December 31, 2008, management calculated the fair value by using the discounted projected net operating cash flow for each vessel-owning company. The significant factors and assumptions used are as follows:

•	Discount rate: 10%

•	Discount cash flows up to end of the vessels useful life.

•	Daily operating costs $5-$6

•	Earnings assumption: The agreed charter rate plus the average ten to fifteen year charter rate when these are not determined.

At December 31, 2008, all vessel-owning companies are subject to a first class mortgage to secure a long-term loan (see Note 12).

8	Inventories

	2008	2007

Lubricants	658	682
Bunkers	559	—

	1,217	682

9	Trade accounts receivable and other assets

	2008	2007

Charters	1,083	26
Guarantee for the purchase of ships	—	10,500
Prepayments	942	549

	2,025	11,075

Management has assessed that the risk of not collecting amounts from charters is minimum and no impairment loss was created.

The amount shown as guarantee reflects the amount the Group will receive in the event that the acquisition of the two vessels did not occur. A similar amount is disclosed as due to related party (Note 18). These amounts were released in 2008 as the agreement was fulfilled.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

10	Cash and cash equivalents

	2008	2007

On demand	574	265
Term deposits	34,536	26,400

Cash and cash equivalents	35,110	26,665

11	Capital

(a)	Capital contributions

The amounts shown in the consolidated balance sheet as capital contributions represent payments made by the shareholders at various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

During the year ended December 31, 2007, the shareholders contributed a total amount of $115,553.

During the year ended December 31, 2008, the shareholders contributed a total amount of $8,185 primarily in relation to the acquisition of BET Intruder.

In addition, and as a result of the proceeds from the sale of BET Performer an amount of $23,518 was distributed in total to the shareholders.

During the year ended December 31, 2008, the Group distributed a total amount in dividends of $53,888. However, management then decided in order to protect the capital of the Group to ask from the shareholders to return an amount of $15,000. This is shown as due from related parties (Note 18) and was deducted from the dividends. Management expects this amount will be received within the following 12 months.

The Group’s authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

(b)	Dividends

Based on the written consent by the directors on August 5, 2008, the Group paid dividends to the shareholders of an amount of $38,888 during the year ended December 31, 2008.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

12	Long-term debt

Long-term debt is analyzed as follows:

	2008	2007

Borrower
Creighton Development	—	44,127
Pulford Ocean	28,914	31,207
Lewisham Maritime	26,453	28,550
Rayford Navigation	43,069	—
Quex Shipping	30,760	33,199
Rossington Maritime	21,529	—

	150,725	137,083
Less: Current portion	16,573	20,875

Long-term portion	134,152	116,208

The long-term debt, denominated in US Dollars, of BET Performer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $222,000 for the purchase of the vessel-owning companies. The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $222,000 and 70% of the vessel acquisition cost. As a result of the sale of BET Performer on July 10, 2008, the Group adjusted the amount outstanding proportionately to the remaining vessels. The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long-term debt, for each of the vessel-owning companies are as follows:

Creighton Development:  At December 31, 2007, the outstanding balance was $44,127 (net of $218 deferred direct cost) payable in 15 equal semi-annual principal installments of $2,374 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,511 due in 2015. At December 31, 2008, the total outstanding balance was $0 as the loan was paid in full after the sale of the vessel.

Pulford Ocean:  At December 31, 2007, the outstanding balance was $31,207 (net of $146 deferred direct cost) payable in 15 equal semi-annual principal installments of $1,547 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,151 due in 2015. At December 31, 2008, the total outstanding balance was $28,914 (net of $127 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,376 due in 2015.

Lewisham Maritime:  At December 31, 2007, the outstanding balance was $28,550 (net of $135 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,415 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,457 due in 2015. At December 31, 2008, the total outstanding balance was $26,453 (net of $117 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,663 due in 2015.

Rayford Navigation:  At December 31, 2008, the total outstanding balance was $43,069 (net of $185 deferred direct cost) payable in 13 equal semi-annual principal installments of $2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,475 due in 2015.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

Quex Shipping:  At December 31, 2007, the outstanding balance was $33,199 (net of $155 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,646 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,671 due in 2015. At December 31, 2008, the total outstanding balance was $30,760 (net of $135 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,911 due in 2015.

Rossinghton Maritime:  At December 31, 2008, the total outstanding balance was $21,529 ($97 net of deferred direct cost) payable in 13 equal semi-annual principal installments of $1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007 and 2008 was 5.61% and 4.91%, respectively. Interest expense for the years ended December 31, 2007 and 2008 amounted to $2,406 and $9,524, respectively, and is included under finance expense in the consolidated statements of income.

The principal repayments are as follows:

	Years of	1 Year	1 to 2	2 to 5	More Than
	Maturity	or Less	Years	Years	5 Years	Total

December 31, 2007	2015	20,875	20,875	62,625	32,708	137,083
December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725

The term facility includes covenants.

The major financial covenants include the following:

•	The vessels aggregate market value equal to 125% of the outstanding facility.

•	The ratio of total liabilities to total assets shall not exceed 0.7:1.

The Group was in compliance with these loan covenants as at December 31 2008.

13	Trade accounts payable

	2008	2007

Suppliers	1,453	573
Insurance agents	321	338
Repairers	109	1,221
Agents	208	567

	2,091	2,699

14	Accrued expenses

	2008	2007

Masters’ accounts	390	262
Other	67	—

	457	262

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

15	Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk;

•	Market risk defined as interest rate risk and currency risk.

This note represents information about the Group’s exposure to cash of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital.

The Group has entered into transactions with derivative financial instruments to reduce exposure in interest rate and foreign exchange rates but does not meet the criteria for hedge accounting.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the balance sheet.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are mainly chartered under time charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting the management of trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2008 and 2007, the following characters individually accounted for more than 10% of the Group’s revenue as follows:

Charter	2008	2007

A	12%	51%
B	—	26%
C	11%	18%
D	14%	—
E	15%	—

As of December 31, 2008 and 2007, the following charterers individually accounted for more than 10% of the Group’s trade receivables.

Charter	2008	2007

B	—	43%
C	—	55%
D	87%	—

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The aging of trade and other accounts receivables is as follows:

	2008	2007

Up to 30 days	643	—
Past due 31-120 days	356	14
Over 120 days	84	12

	1,083	26

The Company generally does not have large trade accounts receivable since the time charters are collected in advance. The vessels are chartered under time charter agreements where, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting management of the trade accounts receivable. Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo resulting in less business for charterers and declines in the demand for vessels. These factors, combined with the general slow-down in consumer spending caused by uncertainty about future market conditions, impact the shipping business. As such, it is reasonably possible that future charter rates may further deteriorate which would have a significant impact on the Company’s operations.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, BULK ENERGY TRANSPORT (HOLDINGS) LIMITED is the guarantor of the loan on all vessel-owning companies (Note 7).

The Group aims to mitigate liquidity risk by managing cash generation from its operations and applying cash collection targets throughout the Group. The vessels are mainly chartered under time charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than three months.

(c)	Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group’s long-term debt as they are at variable rates. The Group manages this exposure to changes in interest rates from long-term debt by entering into interest rate swap contracts.

The Group has entered into three interest rate swap contracts, denominated in US Dollars. The notional contract amount of the swaps at December 31, 2008 amounts to $130,000 (2007: $30,000) with maturity between 3-5 years. The average fixed swap rate was 3.46% as of December 31, 2008 (2007: 4.84%).

The Group classifies the interest rate swap portfolio as a financial instrument depicted at fair value since it does not qualify for hedge accounting. The fair value of the swaps at December 31, 2008 was $6,935 (2007: $922).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

In respect of interest-bearing financial assets and financial liabilities as of December 31, 2008 and 2007, the following table depicts their weighted average interest rates and the periods in which they reprice.

		Effective		1 Year
	Note	Interest Rate	Total	or Less	2 to 5 Years

2007
Term deposits	10	3.77%	(26,400)	(26,400)	—
Long-term loan	12	5.61%	137,083	30,000	107,083

		Effective		1 Year
	Note	Interest Rate	Total	or Less	2 to 5 Years

2008
Term deposits	10	2.22%	(34,536)	(34,536)	—
Long-term loan	12	4.91%	150,725	20,725	130,000

(d)	Currency risk

The Group’s exposure to foreign currency risk is minimum. Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

US Dollar

2008
EUR	505
GBP and other	480

US Dollar

2007
EUR	196
GBP and other	151

(e)	Sensitivity analysis

In managing the interest rate risk, the Group aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer-term however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2008, it is estimated that a general increase of one percentage point in interest rates would decrease the Group’s net profit by approximately $138 (2007: $807).

(f)	Fair values

All amounts that are not recorded at fair value; the Group believes that their carrying amount approximates their fair value, as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group’s long-term debt approximates fair value because the debt bears interest at floating rates.

(16)	Capital management

The Group has only ordinary shares. There are no stock plans or options.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The Group and each entity seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group’s policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings for all acquisitions made. The bank financing was not more than 70% of the total acquisition costs.

17	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Group’s policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder’s equity.

18	Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(a)	Enterprises Shipping and Trading SA

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation. These fees for 2008 amounted to $1,449 (2007: $325) and are included under the caption as management fees in the accompanying consolidated statement of income.

Management agreements with EST require the vessel-owning companies with vessels in operation to make an interest-free advance of $750 each to cover the working capital requirements arising from the handling of the majority of the expenditures.

(b)	Constellation Energy Commodities Group Limited

Each vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided for a fee that is to the lesser of (a) a fixed fee and (b) one percent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee. Such fees for 2008 amounted to $492 (2007: $116) are included under the caption as management fees in the accompanying consolidated statements of income. As of September 23, 2008, Constellation does not charge for administration services.

Based on a charter party agreement, one of the vessel-operating companies was time chartered to Constellation Energy Global Commodities Group London, an affiliated company. The net profit amounted to $168 (2007: nil) and it is included in the accompanying consolidated statements of income.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Consolidated Financial Statements — (Continued)
December 31, 2008 and 2007

The related balances are:

	2008	2007

Due from related parties — current
EST	832	2,334
Constellation	262	79
Due from shareholders	15,000	500

	16,094	2,913

	2008	2007

Due from related parties — current
First investment	—	10,500
Constellation	59	—

	59	10,500

The related party transactions included in the consolidated statements of income are:

	2008	2007	2006

Revenue from vessels
Constellation	168	—	—
Management fees
EST	(1,449)	(325)	—
Constellation	(492)	(116)	—

	(1,941)	(441)	—

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Balance Sheets
June 30, 2009 and December 31, 2008

		June 30,	December 31,
	Note	2009	2008
	In thousands of U.S. dollars

ASSETS
Vessels, net	9	128,879	276,753

Total non-current assets		128,879	276,753

Inventories	10	1,146	1,217
Trade accounts receivables and other assets	11	5,978	2,025
Due from related parties	19	18,441	16,094
Cash and cash equivalents	12	29,953	35,110

Total current assets		55,518	54,446

TOTAL ASSETS		184,397	331,199

EQUITY
Capital contributions	13	100,226	100,226
Revaluation reserve		—	68,972
Retained earnings/(accumulated deficit)		(68,808)	1,061

Total equity		31,418	170,259

LIABILITIES
Long-term debt, net	14	125,899	134,152

Total non-current liabilities		125,899	134,152

Fair value of interest rate swap		4,656	6,935
Current portion of long-term debt, net	14	16,573	16,573
Trade accounts payable	15	2,278	2,091
Accrued expenses	16	746	457
Deferred revenue		1,818	212
Due to related parties	19	—	59
Accrued interest expense		1,009	461

Total current liabilities		27,080	26,788

TOTAL EQUITY AND LIABILITIES		184,397	331,199

The notes on page F-140 to F-150 are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income
For the six months ended June 30, 2009 and 2008

	Note	2009	2008
	In thousands of U.S. dollars

Revenue from vessels		17,481	37,124
Direct voyage expenses	5	(2,524)	(1,880)

		14 ,957	35,244

Expenses:
Crew costs	6	(2,346)	(2,691)
Management fees — related party	19	(723)	(1,000)
Other operating expenses	7	(3,081)	(3,675)
Depreciation	9	(14,484)	(21,200)
Impairment loss	11	(64,604)	—

Results from operating activities		(70,281)	6,678
Finance income	8	2,358	3,314
Finance expense	8	(1,953)	(5,685)

Net finance income/(cost)	8	405	(2,371)

Net profit/(loss) for the period		(69,876)	4,307

Other comprehensive income
Revaluation of vessels		(68,972)	23,000

Other comprehensive income/(loss) for the period		(68,972)	23,000

Total comprehensive income/(loss) for the period		(138,848)	27,307

The notes on page F-140 to F-150 are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Changes in Equity
For the six months ended June 30, 2009 and 2008

			(Accumulated
			Deficit)/
	Capital	Revaluation	Retained
	Contributions	Reserve	Earnings	Total
	In thousands of U.S. dollars

Balance at December 31, 2007	115,553	208,562	(4,754)	319,361
Net profit for the period	—	—	4,307	4,307
Revaluation of vessels	—	23,000	—	23,000

	—	23,000	4,307	27,307
Capital contributions	8,186	—	—	8,186

Balance at June 30, 2008	123,739	231,562	(447)	354,854

Balance at December 31, 2008	100,226	68,972	1,061	170,259
Net loss for the period	—	—	(69,876)	(69,876)
Revaluation of vessels	—	(68,972)	—	(68,972)

	—	(68,972)	(69,876)	(138,848)
Other	—	—	7	7

Balance at June 30, 2009	100,226	—	(68,808)	31,418

The notes on page F-140 to F-150 are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Cash Flows
For the six months ended June 30, 2009 and 2008

	2009	2008
	In thousands of US Dollars

Cash flows from operating activities
Net profit/(loss)	(69,876)	4,307
Adjustments for:
Depreciation	14,484	21,200
Impairment loss trade receivables	164	—
Fair value of interest rate swap	(2,279)	(2,651)
Due from related parties	(2,406)	1,174
Inventories	72	(369)
Trade accounts and other receivables	(4,117)	(5,285)
Trade accounts payables	188	(131)
Accrued expenses	2,105	454
Deferred revenue	(213)	148
Accrued interest expense	549	525

Net cash from/(used in) operating activities	3,111	19,372

Cash flows from investing activities
Dry-docking costs	—	(2,050)
Additions for vessels	(22)	(94,502)

Net cash from/(used in) investing activities	(22)	(96,552)

Cash flows from financing activities
Other	7	—
Capital contributions	—	8,186
Proceeds from long-term debt	—	63,113
Payment of long-term debt	(8,253)	—

Net cash (used in)/provided from financing activities	(8,246)	71,299

Net decrease in cash and cash equivalents	(5,157)	(5,881)
Cash and cash equivalents at January 1	35,110	26,665

Cash and cash equivalents at June 30	29,953	20,784

The notes on page F-140 to F-150 are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

1	Business and basis of presentation

(a)	General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the “Company” or “BET”) is registered and is incorporated under the laws of the Republic of the Marshall Islands. The Company was incorporated on December 18, 2006. The Company started operations in 2007. The consolidated financial statements of the Group comprise the Company and its subsidiaries (the “Group”).

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP — Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

On August 13, 2009 Constellation’s interest in the Group was sold to Seanergy Maritime Holdings Inc. (“Seanergy”). Seanergy has also received the right to appoint the majority of the members of the Board of Directors. Therefore, Seanergy is expected to control BET and fully consolidate their results of operations.

The consolidated financial statements include the following vessel owning companies:

		Date of		Country of
Vessel Owning Company	Vessel Name	Incorporation	Date of Delivery	Incorporation

Quex Shipping Inc.	Bet Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	Bet Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	Bet Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	Bet Performer	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc	Bet Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	Bet Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

Bet Performer was sold in July 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of five bulk-carrier vessels. The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by Enterprises Shipping and Trading SA (EST) which is owned by certain members of the Restis family. Constellation Energy Commodities Group Limited provides commercial management. Both EST and Constellation are considered related companies (Note 19). EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

Constellation Energy Commodities Group Limited (Constellation), a subsidiary of Constellation Bulk Energy Holdings provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents e.t.c. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation Energy Commodities Group Limited, to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, based on management decision, Constellation Energy Commodities Group Limited no longer charges the Group any fee for this service.

After the sale of Constellation’s interests to Seanergy, new agreements were made with other companies. Therefore, Constellation does not provide any other services as of August 13, 2009.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

(b)	Statement of compliance

The condensed consolidated unaudited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all information required for full annual financial statements, and should be read in connection with the consolidated financial statements of the Group as of and for the year ended December 31, 2008.

These condensed consolidated unaudited interim financial statements were approved by the Directors of the Group on July 27, 2009.

(d)	Basis of measurement and functional presentation currency

The consolidated interim financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value. The consolidated interim financial statements are presented in US dollars ($), which is the functional currency of the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

2	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

(i)	Accounting for borrowing costs

In respect of borrowings costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, the Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously, the Group immediately recognized all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23 Borrowing Costs (2007) in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy had no material impact on assets, profit or earnings per share in the interim period ended June 30, 2009.

(ii)	Determination and presentation of operating segments

As of January 1, 2009 the Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s chief operating decision maker. This change in accounting policy is due to the adoption of IFRS 8 Operating Segments. Previously operating segments were determined and presented in accordance with IAS 14 Segment Reporting. The new accounting policy in respect of segment operating disclosures is presented as follows.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other that goodwill.

(iii)	Presentation of financial statements

The Group applies revised IAS 1 Presentation of Financial Statements (2007), which became effective as of January 1, 2009. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these condensed interim financial statements as of and for the six months period ended on June 30, 2009.

Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

3	Use of estimates and judgments

The preparation of these consolidated interim financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

During the six months ended June 30, 2009 management reassessed its estimates in respect of:

•	the fair value of vessels

•	the estimated loss of receivables

4	Financial risk management and capital management

The Group’s financial risk management and capital management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2008.

5	Direct voyage expenses

	2009	2008

Bunkers expenses	(1,627)	(1,555)
Port expenses	(421)	(79)
Tugs	(186)	(92)
Agents and fees	(53)	(35)
Other	(237)	(119)

	(2,524)	(1,880)

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

6	Crew costs

	2009	2008

Basic and supplementary wages	(806)	(1,374)
Overtime	(543)	(481)
Vacation	(260)	(232)
Bonus	(448)	(156)
Travelling expenses	(147)	(276)
Victualling	(122)	(146)
Other	(20)	(26)

	(2,346)	(2,691)

Crew costs represent the amounts due to the crew on board the vessels under short-term contract, i.e. no more than 9 months. The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

7	Other operating expenses

	2009	2008

Lubricants	(885)	(1,283)
Stores and chemicals	(367)	(443)
Repairs and maintenance	(920)	(1,152)
Insurance	(777)	(691)
Other	(132)	(106)

	(3,081)	(3,675)

8	Financial income and expense

	2009	2008

Financial income:
Interest income	68	523
Fair value of interest rate swaps	2,279	2,791
Other	11	—

	2,358	3,314

Financial expense:
Interest expense	(1,877)	(5,234)
Fair value of interest rate swaps	—	(141)
Other	(76)	(310)

	(1,953)	(5,685)

Net finance (cost)/ income	405	(2,371)

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

9	Vessels

		Advances for	Dry-
Cost	Vessels	Vessels	Docking	Total

Balance at January 1, 2008	421,350	10,500	2,553	434,403
Additions	94,518	—	3,349	97,867
Revaluation	(142,239)	—	—	(142,239)
Transfers	10,500	(10,500)	—	—
Disposals	(72,691)	—	—	(72,691)

Balance at December 31, 2008	311,438	—	5,902	317,340

Additions	22	—	—	22
Reversal revaluation	(68,972)	—	—	(68,972)
Impairment	(64,440)	—	—	(64,440)

Balance at June 30, 2009	178,048	—	5,902	183,950

Accumulated depreciation
Balance January 1, 2008	(4,350)	—	—	(4,350)
Disposals	5,587	—	—	5,587
Depreciation	(39,981)	—	(1,843)	(41,824)

Balance December 31, 2008	(38,744)	—	(1,843)	(40,587)

Depreciation	(13,304)	—	(1,180)	(14,484)

Balance June 30, 2009	(52,048)	—	(3,023)	(55,071)

Net book value January 1, 2008	417,000	10,500	2,553	430,053

Net book value December 31, 2008	272,694	—	4,059	276,753

Net book value June 30, 2009	126,000	—	2,879	128,879

During the six months ended June 30, 2009 as a result of a decrease in demand for trade transportation and the global recession, prices for vessels deteriorated further. Management received a valuation from an independent agent for the five vessels. Based on this result, the fair value of the vessels is estimated at $126,000. Therefore, management reduced the revaluation reserve by $68,972 and an amount of $64,440 was recorded as an impairment loss to the statement of comprehensive income.

10	Inventories

	June 30,	December 31,
	2009	2008

Lubricants	640	658
Bunkers	506	559

	1,146	1,217

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

11	Trade accounts receivable and other assets

	June 30,	December 31,
	2009	2008

Charters	4,604	1,083
Prepayments	1,538	942

	6,142	2,025
Impairment loss	(164)	—

	5,978	2,025

Taken into consideration the economic deterioration from 2008 and 2009, management has reassessed the risk of not collecting amounts from charters and as a result recorded an amount of $164 it believes will not be collectible.

In account “Charters” as of June 30, 2009 there is an amount due from freight of $3,000 approximately which should have been collected in June 2009 but was finally collected in July 2009.

12	Cash and cash equivalents

	June 30,	December 31,
	2009	2008

On demand	103	574
Term deposits	29,850	34,536

Cash and cash equivalents	29,953	35,110

13	Capital

Capital contributions:

The amounts shown in the consolidated balance sheet as capital contributions represent payments made by the shareholders of various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

The authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

14	Long-term debt

Long-term debt is analyzed as follows:

	June 30,	December 31,
Borrower	2009	2008

Pulford Ocean	27,331	28,914
Lewisham Maritime	25,004	26,453
Rayford Navigation	40,711	43,069
Quex Shipping	29,076	30,760
Rossington Maritime	20,350	21,529

	142,472	150,725
Less: Current portion	16,573	16,573

Long-term portion	125,899	134,152

The long-term debt, denominated in US Dollars, of BET Peformer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $222,000 for the purchase of the vessel-owning companies. The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $222,000 and 70% of the vessel acquisition cost. As a result of the sale of BET Performer on July 10, 2008 the Group adjusted the amount outstanding proportionately to the remaining vessels. The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long term debt, for each of the vessel-owning companies are as follows:

Pulford Ocean:  At June 30, 2009, the outstanding balance was $27,331 (net of $125 deferred direct cost) payable in 12 equal semi-annual principal installments of $1,590 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,376 due in 2015. At December 31, 2008 the total outstanding balance was $28,914 (net of $127 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,376 due in 2015.

Lewisham Maritime:  At June 30, 2009, the outstanding balance was $25,004 (net of $107 deferred direct cost) payable in 12 equal semi-annual principal installments of $1,454 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,663 due in 2015. At December 31, 2008 the total outstanding balance was $26,453 (net of $117 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,663 due in 2015.

Rayford Navigation:  At June 30, 2009 the total outstanding balance was $40,711 (net of $181 deferred direct cost) payable in 12 equal semi-annual principal installments of $2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,475 due in 2015. At December 31, 2008 the total outstanding balance was $43,069 (net of $185 deferred direct cost) payable in 13 equal semi-annual principal installments of $2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,475 due in 2015.

Quex Shipping:  At June 30, 2009, the outstanding balance was $29,076 (net of $127 deferred direct cost) payable in 12 equal semi-annual principal installments of $1,691 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,911 due in 2015. At December 31, 2008 the total outstanding balance was $30,760 (net of $135 deferred direct cost) payable in 13 equal

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

semi-annual principal installments of $1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,911 due in 2015.

Rossinghton Marine:  At June 30, 2009 the total outstanding balance was $20,350 (net of $95 deferred direct cost) payable in 12 equal semi-annual principal installments of $1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $6,238 due in 2015. At December 31, 2008 the total outstanding balance was $21,529 (net of $97 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the year ended December 31, 2008 and June 30, 2009 was 4.91% and 1.119%, respectively. Interest expense for the six months, June 30, 2009 and 2008 amounted to $1,877 and $5,234, respectively, and is included in finance expense in the consolidated statements of comprehensive income.

The principal repayments are as follows:

	Years of	1 Year	1 to 2	2 to 5	More than
	Maturity	or Less	Years	years	5 Years	Total

December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725
June 30, 2009	2015	16,573	33,145	49,718	43,036	142,472

The loans are subject to the same covenants as the December 31, 2008 financial statements. Although, it is not required to test the covenant compliance on a basis less than twelve months, management has concluded that it is in breech of their covenants as of June 30, 2009. As a result, on September 30, 2009, it entered into a supplemental agreement with the banks to pay an amount of $20,000 (Note 20).

15	Trade accounts payable

	June 30,	December 31,
	2009	2008

Suppliers	1,240	1,453
Insurance agents	839	321
Repairers	51	109
Agents	148	208

	2,278	2,091

16	Accrued expenses

	June 30,	December 31,
	2009	2008

Masters’ accounts	402	390
Other	344	67

	746	457

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

17	Capital management

The Group has only ordinary shares. There are no stock plans or options.

The Group and each entity seek to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group’s policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings. For all acquisitions made, the bank financing was not more than 70% of the total acquisition costs.

The Management’s policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder’s equity.

18	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group’s vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Qualification of the BET fleet for US tax exemption for the 2008 and 2009 tax years has not yet been achieved and depends on approval from the US tax authorities for BET to make an election to be treated as a disregarded entity for those tax years. If the US tax authorities do not approve of this election, then the vessels in the BET fleet will be subject to US taxation on their US source income for the 2008 and 2009 tax years. Seanergy Maritime Holdings Corp., which acquired the 50% interest of Constellation in BET subsequent to period-end (refer to Note 20), has entered into an agreement with the parent company of Constellation for indemnification for any adverse tax consequences should the US tax authorities decide not to approve of the election. Management believes that the US tax authorities decision will be favorable to the Company and consequently has not recorded any provision for this purpose.

19	Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(a)	Enterprises Shipping and Trading SA (the “EST”):

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation. These fees for 2009 amounted to $608 (2008: $742) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $750 each, to cover the working capital requirements arising on the handling of the majority of the expenditure.

(b)	Constellation Energy Commodities Group Limited:

The vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided to the lesser of (a) a fixed fee and (b) one per cent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee. Such fees for 2008 amounted to $116 (2008: $258) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

The related balances are:

	June 30,	December 31,
	2009	2008

Due from related parties — current
EST	3,441	832
Constellation	—	262
Due from shareholders	15,000	15,000

	18,441	16,094

Amounts due from shareholders results from management’ decision to request an amount of $15,000 to be returned from dividends distributed in 2008. Management expects these amounts to be returned during 2009.

	June 30,	December 31,
	2009	2008

Due to related parties — current
Constellation	—	59

	—	59

The related party transactions included in the consolidated statements of comprehensive income are:

	June 30,	June 30,
	2009	2008

Management fees
EST	(607)	(742)
Constellation	(116)	(258)

	(723)	(1,000)

20	Subsequent events

On August 12, 2009, the 50% ownership interest of Constellation was purchased by Seanergy Maritime Holdings Corp. The purchase price was $1 (1 USD) per share. Concurrent with the closing of the acquisition, the Company has entered into a commercial brokerage agreement with Saf Bulk Maritime which is affiliated with members of the Restis family.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Notes to Condensed Consolidated Unaudited Interim Statements — (Continued)
June 30, 2009 and December 31, 2008
In thousands of U.S. dollars, except for shares, unless otherwise stated

The Company has entered into a shareholder’s agreement with the other shareholder, Mineral TRSP-Holdings, pursuant to which Seanergy will control BET’s Board of Directors and appoint it’s Managing Director.

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000 amortized loan obtained by the six wholly-owned subsidiaries of BET which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) The applicable margin for the period between July 1, 2009 and ends on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum.

(2) The borrowers are to pay the agent a restructuring fee of $286 and a part of the loan in the amount of $20,000.

(3) The borrowers and the corporate guarantor have requested and the creditors consented to:

(a) temporary reduction of the security requirement during the amendment period from 125% to 100%;

(b) temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

$25,000,000

Common Stock

Seanergy Maritime
Holdings Corp.

PROSPECTUS

Maxim Group LLC	Rodman & Renshaw, LLC

Joint Book-Running Managers

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under the Amended and Restated Articles of Incorporation, our By-laws and under Section 60 of the Marshall Islands Business Corporations Act (“BCA”), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our By-laws) that, in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Further, under Section 60 of the BCA and our By-laws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition, under Section 60 of the BCA and under our By-laws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred such person or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further, and as provided by both our By-laws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with such matter.

Likewise, pursuant to our By-laws and Section 60 of the BCA, expenses (our By-laws specifically includes attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification. The By-laws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our By-laws further provided that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our By-laws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity regardless of whether the corporation would have the power to indemnify him against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our By-laws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, under Section 60 of the BCA and our Bylaws, the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified.

In addition to the above, our By-laws provide that references to us includes constituent corporations, and defines “other enterprises” to include employee benefit plans, “fines” to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term “serving at the request of the corporation.”

Our Amended and Restated Articles of Incorporation set out a much abbreviated version of the foregoing and make reference to the provisions of the By-laws.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, Seanergy Maritime has sold the following shares of common stock without registration under the Securities Act:

Number of
Shareholders	Shares(1)

Georgios Koutsolioutsos	2,100,000
Panagiotis Zafet	1,250,000
Simon Zafet	1,250,000
Alexios Komninos	275,000
Ioannis Tsigkounakis	125,000

(1)	All such numbers give retroactive effect to the surrender for cancellation of an aggregate 1,604,448 shares of common stock by our shareholders on February 20, 2007, as adjusted for a one and one-half-for-one stock split in the form of a stock dividend on July 6, 2007, and a one and one-third-for-one stock split in the form of a stock dividend on August 6, 2007.

Such shares were issued on November 27, 2006 in connection with our organization pursuant to the exemption from registration contained in Section 4(2) as they were sold to sophisticated, wealthy non “U.S. Person” individuals and such shares were issued to these individuals and entities above at an aggregate offering price of $25,000, or $0.008 per share, giving effect to the stock dividend. No underwriting discounts or commissions were paid with respect to such sales.

On February 20, 2007, such shareholders surrendered for cancellation an aggregate of 802,224 of such shares on a pro-rata basis.

In addition, on September 28, 2007, and prior to the consummation of the initial public offering of the shares of Seanergy Maritime’s common stock, all of Seanergy Maritime’s executive officers purchased from Seanergy Maritime an aggregate of 16,016,667 warrants at $0.90 per warrant in a private placement in accordance with Regulation S under the Securities Act of 1933.

On August 28, 2008, in connection with the closing of Seanergy’s business combination, Seanergy issued a note in the principal amount of $28,250,000, which note is convertible into 2,260,000 shares of the Company’s common stock at a conversion price of $12.50 per share. The Note was issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. On August 19, 2009, holders of the Note elected to convert the Note for shares of Seanergy’s common stock. The Company issued an aggregate of 5,585,868 shares to the four holders of the Note. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
No.	Description

2.1	Underwriting Agreement with Maxim Group LLC and Rodman & Renshaw, LLC(9)
3.1	Form of Amended and Restated Articles of Incorporation(1)
3.2	Form of Amended and Restated By-laws(1)
3.3	Amendment to Amended and Restated Articles(2)
4.1	Specimen Common Stock Certificate(3)
4.2	Specimen Public Warrant Certificate(3)
4.3	Specimen Private Warrant Certificate(3)
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(4)
4.5	Form of Underwriters’ Representatives’ Warrant(9)
5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to the Registrant(5)
8.1	Opinion of Flott & Co. PC(5)
10.1	Master Agreement dated as May 20, 2008(1)
10.2	Amendment to Master Agreement dated July 25, 2008(1)
10.3	Memorandum of Agreement relating to the African Oryx dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Valdis Marine Corp., as seller, as amended(1)
10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Goldie Navigation Ltd., as seller, as amended(1)
10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Davakis G. (ex. Hull No. KA215) dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalistos Maritime S.A., as seller, as amended(1)
10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Kalithea Maritime S.A., as seller, as amended(1)
10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Pavey Services Ltd., as seller, as amended(1)
10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Maritime Corp., as buyer, and Shoreline Universal Limited, as seller, as amended(1)
10.9	Management Agreement dated as of May 20, 2008(1)
10.10	Brokerage Agreement dated as of May 20, 2008(1)
10.11	Voting Agreement dated as of May 20, 2008(1)
10.12	Amendment to Voting Agreement dated July 25, 2008(1)
10.13	Second Amendment to Voting Agreement dated August 21, 2008(6)
10.14	Third Amendment to Voting Agreement dated August 27, 2008(7)
10.15	Fourth Amendment to Voting Agreement dated November 20, 2008(7)
10.16	Form of Convertible Unsecured Promissory Note(1)
10.17	Form of Plan of Dissolution and Liquidation(1)
10.18	Form of Stock Escrow Agreement(4)
10.19	Form of Joinder Agreement(3)
10.20	Share Purchase Agreement dated July 14, 2009 between registrant and Constellation Bulk Energy Holdings, Inc.(11)

Exhibit
No.	Description

10.21	Shareholders’ Agreement dated August 12, 2009 between Seanergy and Mineral Transport Holdings(10)
10.22	Amendment to Convertible Promissory Note dated August 28, 2009(10)
10.23	Loan Agreement dated August 27, 2008 between Seanergy and Marfin Bank of Greece, S.A.(10)
10.24	Amendment No. 1 to Loan Agreement dated September 9, 2009(10)
10.25	Second Supplement Agreement dated September 30, 2009 relating to and including the Loan Agreement dated June 26, 2007 between BET and Citibank, as amended and supplemented by a supplemental agreement dated October 16, 2007 and a supplemental letter dated July 10, 2008 and as further amended and restated by a supplemental agreement dated September 30, 2009.(10)
10.26	Amendment No. 2 to Loan Agreement dated November 13, 2009(11)
16.1	Letter From KPMG Certified Auditors AE dated September 17, 2009, addressed to the SEC provided in connection with change in independent registered public accountants(8)
21.1	List of Subsidiaries(9)
23.1	Consent of Weinberg & Company, P.A.(9)
23.2	Consents of KPMG Certified Auditors AE(9)
23.3	Consent of Reeder & Simpson, P.C., Marshall Islands counsel to the Registrant (included in Exhibit 5.1)(5)
23.4	Consent of Clarkson Research Services Limited(10)
23.5	Consent of Flott & Co. PC (included in Exhibit 8.1)(5)
24	Power of Attorney(8)

(1)	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s proxy statement on Form 6-K filed with the SEC on July 31, 2008.

(2)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Form F-1 filed with the SEC on August 28, 2009.

(3)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on January 15, 2009.

(4)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy Maritime’s Form F-1 filed with the SEC on July 10, 2007.

(5)	Originally filed with Amendment No. 2 to this Registration Statement on Form F-1.

(6)	Incorporated by reference to the corresponding agreement in the Annex filed with Seanergy Maritime’s supplemental proxy statement on Form 6-K filed with the SEC on August 22, 2008.

(7)	Incorporated by reference to the corresponding agreement in the Exhibit filed with Seanergy’s Form F-1 filed with the SEC on December 12, 2008.

(8)	Originally filed with this Registration Statement on Form F-1.

(9)	Filed herewith.

(10)	Originally filed with Amendment No. 1 to this Registration Statement on Form F-1.

(11)	Originally filed with Amendment No. 3 to this Registration Statement on Form F-1.

Item 9.	Undertakings.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)( or (4) or 497(h) under the Securities Act shall be deemed to be part of t his registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece on January 26, 2010.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Dale Ploughman,
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

* Georgios Koutsolioutsos	Chairman of the Board of Directors	January 26, 2010

/s/ Dale Ploughman Dale Ploughman	Chief Executive Officer and Director (Principal executive officer)	January 26, 2010

/s/ Christina Anagnostara Christina Anagnostara	Chief Financial Officer and Director (Principal financial and accounting officer)	January 26, 2010

* Alexios Komninos	Director	January 26, 2010

* Kostas Koutsoubelis	Director	January 26, 2010

* Dimitris Anagnostopoulos	Director	January 26, 2010

* Elias M. Culucundis	Director	January 26, 2010

* George Taniskidis	Director	January 26, 2010

* Kyriakos Dermatis	Director	January 26, 2010

* Dimitrios Panagiotopoulos	Director	January 26, 2010

Signatures		Title	Date

* George Tsimpis		Director	January 26, 2010

*By:	/s/ Dale Ploughman Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Seanergy Maritime Holdings Corp. has signed this registration statement or amendment thereto in Miami, Florida on January 26, 2010.

Authorized U.S. Representative

/s/  A. Jeffry Robinson
A. Jeffry Robinson